As filed with the Securities and Exchange Commission on September 14, 2010

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Ryerson Holding Corporation

(Exact name of registrant as specified in its charter)

Delaware	5051	26-1251524
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Number)	(I.R.S. Employer Identification No.)

2621 West 15th Place

Chicago, IL 60608

(773) 762-2121

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Barbara Rohde

Counsel

Ryerson Inc.

2621

West 15th Place

Chicago, IL 60608

(773) 762-2121

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Cristopher Greer, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York,

New York 10019

(212) 728-8000

Approximate date of commencement of proposed sale to the public: As soon as practicable following the effective date of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
(do not check if a smaller reporting company)

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)   ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
14 1/2 % Senior Notes due 2015	$483,000,000	100%	$483,000,000	$34,438
Total	$483,000,000	100%	$483,000,000	$34,438

(1)	Estimated solely for the purpose of calculating the registration fee under Rule 457(f) of the Securities Act of 1933, as amended.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED                     , 2010

PROSPECTUS

Ryerson Holding Corporation

OFFER TO EXCHANGE

Up to $483,000,000 aggregate principal amount at maturity of its 14 1/2% Senior Discount Notes due 2015 registered under the Securities Act of 1933 for any and all outstanding 14 1/2% Senior Discount Notes due 2015

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We are offering to exchange new registered 14 1/2% senior discount notes due 2015, which we refer to herein as the “exchange notes,” for all of our outstanding unregistered 14 1/2% senior discount notes due 2015, which we refer to herein as the “original notes.” On January 29, 2010, we completed an offering of $483 million aggregate principal amount at maturity of the original notes. We refer herein to the exchange notes and the original notes, collectively, as the “notes.”

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The terms of the exchange notes to be issued are substantially identical to the terms of the original notes, except that the exchange notes will not have transfer restrictions and you will not have registration rights.

•	We will exchange all original notes that you validly tender and do not validly withdraw before the exchange offer expires for an equal principal amount of exchange notes.

•	The exchange offer expires at 5:00 p.m., New York City time, on , 2010, unless extended.

•	The exchange offer is subject to customary conditions that we may waive.

•	Tenders of outstanding original notes may be withdrawn at any time before 5:00 p.m., New York City time, on the expiration date of the exchange offer.

•	The exchange of original notes for exchange notes should not be a taxable exchange for U.S. federal income tax purposes.

•	If you fail to tender your original notes and we consummate the exchange offer, you will continue to hold unregistered securities and it may be difficult for you to transfer them.

•	There is no established trading market for the exchange notes, and we do not intend to apply for listing of the exchange notes on any securities exchange or market quotation system.

•	We will not receive any proceeds from the exchange offer.

See “Risk Factors” beginning on page 19 for a discussion of matters you should consider before you participate in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2010.

This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. We will provide this information to you at no charge upon written or oral request directed to Counsel, Ryerson Holding Corporation, 2621 West 15th Place, Chicago, Illinois 60608 (telephone number (773) 762-2121). In order to ensure timely delivery of this information, any request should be made by                     , five business days prior to the expiration date of the exchange offer.

You should rely only on the information contained in this prospectus or in any additional written communication prepared by or authorized by us. We have not authorized anyone to provide you with any information or to represent anything about us, our financial results or the exchange offer that is not contained in this prospectus or in any additional written communication prepared by or on behalf of us. If given or made, any such other information or representation should not be relied upon as having been authorized by us. We are not making an offer to exchange the outstanding original notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus or in any additional written communication prepared by or on behalf of us is accurate only as of the date on its cover page.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended, or the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where such new notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

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NOTICE TO INVESTORS

This prospectus contains summaries of the terms of certain agreements that we believe to be accurate in all material respects. However, we refer you to the actual agreements for complete information relating to those agreements. All summaries of such agreements contained in this prospectus are qualified in their entirety by this reference. To the extent that any such agreement is attached as an exhibit to this registration statement, we will make a copy of such agreement available to you upon request.

The notes will be available in book-entry form only. The notes exchanged pursuant to this prospectus will be issued in the form of one or more global certificates, which will be deposited with, or on behalf of, The Depository Trust Company, or DTC, and registered in its name or in the name of Cede & Co., its nominee. Beneficial interests in the global certificates will be shown on, and transfer of the global certificates will be effected only through, records maintained by DTC and its participants. After the initial issuance of the global certificates, notes in certificated form will be issued in exchange for global certificates only in the limited circumstances set forth in the indenture governing the notes, or the indenture. See “Book-Entry, Delivery and Form.”

NOTICE TO NEW HAMPSHIRE RESIDENTS

Neither the fact that a registration statement or an application for a license has been filed under Chapter 421-B of the New Hampshire Revised Statutes Annotated, 1955, as amended, with the State of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the State of New Hampshire constitutes a finding by the Secretary of State that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer, or client any representation inconsistent with the provisions of this paragraph.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements.” Such statements can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “estimates,” “will,” “should,” “plans” or “anticipates” or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and may involve significant risks and uncertainties, and that actual results may vary materially from those in the forward-looking statements as a result of various factors. Among the factors that significantly impact the metals distribution industry and our business are:

•	cyclicality of our business, due to the cyclical nature of our customers’ businesses;

•	current economic and industry downturns;

•	global financial and banking crises;

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remaining competitive and maintaining market share in the highly fragmented metals distribution industry, in which price is a competitive tool and in which customers who purchase commodity products are often able to source metals from a variety of sources;

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managing the costs of purchased metals relative to the price at which we sell our products during periods of rapid price escalation, when we may not be able to pass through pricing increases fully to our customers quickly enough to maintain desirable gross margins, or during periods of generally declining prices, when our customers may demand that price decreases be passed fully on to them more quickly than we are able to obtain similar discounts from our suppliers;

•	the failure to effectively integrate newly acquired operations;

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our customer base, which, unlike many of our competitors, contains a substantial percentage of large customers, so that the potential loss of one or more large customers could negatively impact tonnage sold and our profitability;

•	fluctuating operating costs depending on seasonality;

•	potential damage to our information technology infrastructure;

•	work stoppages;

•	certain employee retirement benefit plans that are underfunded and the actual costs could exceed current estimates;

•	future funding for postretirement employee benefits may require substantial payments from current cash flow;

•	prolonged disruption of our processing centers;

•	ability to retain and attract management and key personnel;

•	ability of management to focus on North American and foreign operations;

•	termination of supplier arrangements;

•	the incurrence of substantial costs or liabilities to comply with, or as a result of violations of, environmental laws;

•	the impact of new or pending litigation against us;

•	a risk of product liability claims;

•	our ownership by a single investor group, whose interests as equity holders may conflict with yours as a creditor;

•	our risk management strategies may result in losses;

•	currency fluctuations in the U.S. dollar versus the Canadian dollar and the Chinese renminbi;

•	management of inventory and other costs and expenses; and

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consolidation in the metals producer industry, from which we purchase products, which could limit our ability to effectively negotiate and manage costs of inventory or cause material shortages, either of which would impact profitability.

These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Forward-looking statements should, therefore, be considered in light of various factors, including those set forth in this prospectus under “Risk Factors” and the caption “Industry and Operating Trends” included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. Moreover, we caution you not to place undue reliance on these forward-looking statements, which speak only as of the date they were made. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

INDUSTRY AND MARKET DATA

In this prospectus, we rely on and refer to information and statistics regarding the steel processing industry and our market share in the sectors in which we compete. We obtained this information and these statistics from sources other than us, such as Purchasing Magazine, which we have supplemented where necessary with information from publicly available sources, discussions with our customers and our own internal estimates. We have used these sources and estimates and believe them to be reliable.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. You should read this entire prospectus carefully before making an investment decision, especially the risks of investing in our notes discussed under “Risk Factors.” Unless expressly stated otherwise or unless the context indicates otherwise, the terms “we,” “us,” “our,” the “Company” and “Ryerson Holding” refer to Ryerson Holding Corporation and its direct and indirect subsidiaries (including Ryerson Inc.). The term “Ryerson” refers to Ryerson Inc., a direct wholly-owned subsidiary of Ryerson Holding, together with its subsidiaries on a consolidated basis. “Platinum” refers to Platinum Equity, LLC and its affiliated investment funds, certain of which are our principal stockholders, and “Platinum Advisors” refers to Platinum Equity Advisors, LLC.

Our Company

We are a leading North American processor and distributor of metals measured in terms of sales, with operations in the United States and Canada, as well as in China. We distribute and process various kinds of metals, including stainless and carbon steel and aluminum products. We are among the largest purchasers of metals in North America. For the year ended December 31, 2009, we purchased approximately 1.7 million tons of materials from many suppliers throughout the world. We currently operate approximately 95 facilities across the United States and Canada and five facilities in China. For the six months ended June 30, 2010, our net sales were approximately $1.9 billion and our net loss was $36.5 million.

Our service centers are strategically located to process and deliver the volumes of metal our customers demand. Due to our scale, we are able to process and distribute standardized products in large volumes while maintaining low operating costs. Our distribution capabilities include a fleet of tractors and trailers that are owned, leased or dedicated by third party carriers. With these capabilities, we are able to efficiently meet our customers’ just-in-time delivery demands.

We carry a full line of products in stainless steel, aluminum, carbon steel and alloy steels, and a limited line of nickel and red metals. These materials are inventoried in a number of shapes, including coils, sheets, rounds, hexagons, square and flat bars, plates, structurals and tubing. More than one-half of the materials we sell are processed. We use processing and fabricating techniques such as sawing, slitting, blanking, cutting to length, leveling, flame cutting, laser cutting, edge trimming, edge rolling, roll forming, tube manufacturing, polishing and shearing to process materials to specified thickness, length, width, shape and surface quality pursuant to specific customer orders. We also use third-party fabricators and processors to outsource certain processes to enhance our value-added services.

The following chart shows our percentage of sales by major product lines for the six months ended June 30, 2010.

We serve more than 40,000 customers across a wide range of end markets. For the year ended December 31, 2009, no single customer accounted for more than 5% of our sales and our top 10 customers accounted for less than 17% of our sales. Our customer base ranges in size from large, national, original equipment manufacturers, to local independently owned fabricators and machine shops. Our geographic network and customization capabilities allow us to serve large, national manufacturing companies in North America by providing a consistent standard of products and services across multiple locations. Many of our facilities possess processing capabilities, which allow us to provide customized products and solutions to local customers on a smaller scale while maintaining just-in-time deliveries to our customers.

The following chart shows our percentage of sales by class of customers for 2009.

As part of securing customer orders, we also provide technical services to our customers to assure a cost effective material application while maintaining or improving the customers’ product quality. We have designed our services to reduce our customers’ costs by minimizing their investment in inventory and improving their production efficiency.

Since Platinum’s acquisition of Ryerson in October 2007, we have implemented numerous strategic initiatives aimed at reducing costs, improving working capital management, increasing efficiencies and enhancing liquidity. Our management team has decentralized our operations, improved inventory turns, rationalized facilities and reduced headcount. These changes have resulted in substantial permanent cost savings estimated at approximately $180 million annually and position Ryerson for improved profitability and future growth.

Industry Outlook

The U.S. manufacturing sector continues to recover from the economic downturn. According to the Institute for Supply Management, the Purchasing Managers’ Index (“PMI”) was 55.5% in July 2010, marking 12 consecutive months of expansion in the manufacturing economy. We have seen an improving trend in our orders resulting from higher levels of manufacturing activities in the markets we serve. Furthermore, the overall U.S. economy is projected to continue its growth in 2010 after the contraction in 2009. The U.S. Congressional Budget Office is forecasting GDP growth rates of 2.0% in 2011 and 4.2% in 2012. We believe a continued favorable interest rate environment will help foster an economic recovery and that we will benefit from such recovery.

According to the Metals Service Centers Institute (“MSCI”), absolute total inventory levels of carbon and stainless steel at U.S. service centers reached a trough in August 2009 and were at the lowest levels since the data series began in 1977. Restocking activities, which indicate recovery in volume and end-user demand, have just started and are expected to be significant and protracted given the extended length of the recent destocking cycle. We believe that the industry’s months of supply (i.e., absolute inventories divided by shipments) will likely remain low as metals service centers maintain the discipline in their inventory management while volume recovers.

Metals prices have increased significantly from the trough levels in 2009. London Metal Exchange (“LME”) prices for nickel and aluminum have retreated recently, but still show significant recovery from early 2009 levels. Additionally, the CRU price index for hot-rolled carbon showed a 50% increase from its June 2009 low to August 2010. As the economic recovery continues and demand returns despite volume still well below historical norms, we believe the rising metals prices are sustainable if producers remain disciplined in producing according to demand.

China continues to be a key driver in the growth of global metals demand. According to The Economist Intelligence Unit, China’s GDP is projected to grow at 9.9% in 2010 and 8.3% in 2011. We are continuing to increase our operations in China, which allows us to benefit from the growth in this market.

We believe that our efficient operational platform, improved cost structure and flexible financial and liquidity position provide us with significant competitive advantages to benefit from the expected growth in the metals distribution industry. Furthermore, we have expanded into new markets through various acquisitions this year and will continue to look for more opportunities as the economy recovers.

Competitive Strengths

Leading Market Position with National Scale and a Strong International Presence.

According to Purchasing Magazine, we were the second largest metals service center in the combined United States and Canada market in 2008, based on sales. We also believe we are the largest distributor of stainless steel, one of the two largest distributors of aluminum products, and one of the leading distributors of carbon flat roll, plate, bar and tubing products in the combined United States and Canada market. For the six months ended June 30, 2010, we generated approximately $1.9 billion in net sales. We have a broad geographic presence with approximately 95 locations in the United States and Canada, and we are also the only major North American service center with a significant presence in China. Our five Chinese service centers position us favorably in the largest metals market in the world.

Our service centers are strategically located near our customer locations, enabling us to provide timely delivery to customers across numerous geographic markets. Additionally, our widespread network of locations in the United States, Canada and China utilize coordinated and consistent methodologies that allow us to target and serve customers with diverse supply chain requirements across multiple manufacturing locations. We believe our consistent network-wide operating structure, coupled with sales and customer service employees focused on the complex needs of these larger customers, provides a unique competitive advantage in serving these customers. Our ability to transfer inventory among our facilities better enables us to timely and profitably source specialized items at regional locations throughout our network than if we were required to maintain inventory of all products at each location.

Diverse Customer Base and Product Offerings.

We believe that our broad and diverse customer base provides a strong platform for growth in a recovering economy and helps protect us from regional and industry-specific downturns. We serve more than 40,000 customers across a diverse range of industries, including metals fabrication, industrial machinery, commercial transportation, electrical equipment and appliances and construction equipment. During the year ended December 31, 2009, no single customer accounted for more than 5% of our sales, and our top 10 customers accounted for less than 17% of sales. Approximately 1,500 of our customers operate in multiple locations and our relationships with these customers provide us with stable demand and the ability to better manage profitability.

We carry a full range of products including stainless steel, aluminum, carbon steel and alloy steels and a limited line of nickel and red metals. In addition, we provide a broad range of processing and fabrication services such as sawing, slitting, blanking, cutting to length, leveling, flame cutting, laser cutting, edge trimming, edge rolling, roll forming, tube manufacturing, polishing and shearing to process materials to a specified thickness, length, width, shape and surface quality pursuant to specific customer orders. We also provide supply chain solutions, including just-in-time delivery, and value-added components to many original equipment manufacturers.

Transformed Operating and Cost Structure Since Platinum Acquisition.

Since the October 2007 acquisition by Platinum, we have reduced our annual costs by approximately $280 million, of which we believe approximately $180 million are permanent. These organizational and operating changes were aimed at improving our operating structure, working capital management, efficiency and liquidity. Our senior management team has been instrumental in designing and implementing these changes and continues to evaluate incremental opportunities for cost savings. Specific completed initiatives include:

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Decentralized operations. We decentralized our operations by transitioning most corporate functions from our Chicago headquarters to five regional field offices. The decentralization process improved our customer responsiveness by moving key commercial support functions such as procurement, credit and operations support closer to our field operations. We have implemented a series of reporting, management and control processes related to sales processes, purchasing, expense management, inventory and credit to manage risk, maintain advantages of scale and share best practices.

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Facility rationalization. We closed a total of 15 redundant or underperforming facilities in North America, while still maintaining the ability to service our markets and customers. Net of new facilities opened over the past year, we have reduced our warehouse space by approximately 1.7 million square feet to 8.4 million square feet at June 30, 2010.

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Headcount reduction. We have reduced our North American headcount from 5,203 at October 19, 2007 to 3,530 at June 30, 2010. This process was achieved through the previously mentioned facility rationalization initiative as well as decentralization, which facilitated a significant reduction in total corporate overhead by eliminating or downsizing duplicative or extraneous layers of management.

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Improved inventory management. We have focused on process improvements in inventory management. Our inventory days improved from an average of 105 days in 2006 to 68 days in the second quarter of 2010. We transferred many key decision making processes from headquarters to regional managers involved in day-to-day operations. We also enhanced our inventory reporting capabilities to provide more timely and detailed information, which allows senior management to more closely monitor inventory data and quickly address any potential issues that may arise. We believe this change in philosophy has resulted in a permanent improvement in inventory management.

While some of the approximately $280 million of cost reductions are the result of volume declines and temporary expense actions, we believe that approximately $180 million of the cost reductions represent a permanent annual reduction to our fixed cost structure. We believe this will provide substantial improvement in earnings in a rising volume environment. As a result of these initiatives, we believe that we now have a more favorable cost structure compared to many of our peers. This low-cost advantage enhances our financial flexibility and liquidity and positions us more strongly at all points in the cycle.

Experienced Management Team Driving a New Operating Philosophy.

Our senior management team has extensive industry and operational experience and has been instrumental in optimizing and implementing our transformation under Platinum. All of these managers, with the exception of one, were previously with us and were appointed to their current posts after Platinum’s acquisition of Ryerson. These senior managers have an average of more than 20 years of experience in the metals or service center industries and approximately 20 years with Ryerson or its predecessors. Senior management has successfully managed Ryerson through past market cycles and is uniquely positioned to manage Ryerson successfully going forward.

Broad-Based Platform for Growth.

We believe we are well-positioned to grow sales and improve profitability. While the service center industry is expected to benefit from improving general economic conditions, we expect several end-markets where we have meaningful exposure (including the heavy and medium truck/transportation, machinery, industrial equipment and appliance sectors) will likely experience stronger shipment growth in the coming years compared to overall industrial growth. In addition, a number of our other characteristics will enhance our growth.

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Improved sales force and strategy. We have upgraded the talent level of our sales force and are also utilizing new sales practices in order to both gain new customers and increase sales to existing customers. We have also begun to target the Mexican market through a focused sales strategy.

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Extensive national network. Our leading position and extensive national facility network provides insight into nearly all domestic metals-consuming markets. This knowledge allows us to evaluate and target certain markets for expansion where we can service customers more profitably and increase market share. Since 2008, we have opened new facilities in Utah, Texas, Ohio, Alabama, California and Nuevo Leon and Baja California, Mexico and are currently evaluating several other areas for expansion.

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Presence in China. We are the only major domestic service center with a significant presence in China. The Chinese market has historically grown at much higher rates compared to other major metals-consuming regions and this above-average growth is expected to continue. In 2009, our Chinese operation opened a fifth location and we continue to evaluate additional growth opportunities in this market.

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Positioned for consolidation. We believe that given our size, diversity and operating expertise, complemented by our relationship with Platinum, we can more easily identify and complete accretive acquisitions in a disciplined manner. We believe we are extremely well-positioned to capitalize on the expected increase in consolidation activity in the highly-fragmented metals service center sector.

Strong Relationships with Suppliers.

We are strategically aligned with high quality suppliers and also opportunistically take advantage of purchasing opportunities abroad. We believe that we are frequently one of the largest customers of our suppliers and that concentrating our orders among a core group of suppliers is an effective method for obtaining favorable pricing and service. Suppliers worldwide are consolidating and large, geographically diversified customers, such as Ryerson, are desirable partners for these larger suppliers.

Our Strategy

Achieve Organic Growth.

To achieve organic sales growth, we are focused on increasing our sales to existing customers as well as expanding our customer base. We expect to continue to increase sales and shipments through a variety of sales initiatives and by targeting attractive markets.

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Multiple sales initiatives. We have increased the size and upgraded the talent base of our North American sales force and adjusted our incentive plans consistent with our growth goals. We have also renewed our focus on increasing sales to transactional customers. In order to execute this strategy, we have improved our inventory profile by region, increased proactive sales practices, improved customer responsiveness and enhanced delivery capability. We believe the regional structure will facilitate quicker decision making to allow us to react more quickly to rapid changes in market conditions that drive the transactional business.

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Global account sales program. Our global account sales program, which targets those customers that are considering consolidating suppliers or outsourcing supply chain management, currently accounts for approximately 20% of annual sales and provides opportunities to increase sales to existing customers and also attract new customers. This group can manage the requirements of customers across our geographic footprint and represents a competitive advantage that allows us to reach large, multi-location customers in North America and globally through a single point of contact.

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Greenfield expansion in attractive markets. While we have been consolidating redundant or underperforming facilities since the Platinum acquisition, we have also opened facilities in several new regions in the United States including, Utah, Texas, Ohio, California and Alabama, where we saw an opportunity for Ryerson to open locations previously serviced from facilities further away. We are evaluating additional expansion opportunities and expect to continue selective expansion in the future.

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Continued growth in international markets. We are focused on growing our business in international markets. We are enhancing the size and quality of the sales talent in our operations in China and are pursuing more value-added processing with higher margins, as well as broadening our product line. In addition, our Chinese operation opened a fifth location in 2009 in Wuhan; we are favorably positioned to add additional locations and identify possible acquisitions.

Additionally, we are planning to leverage our capabilities in China to deliver products and services to our North American customers. We are also currently pursuing sales into the Mexican market through our locations serving customers along the U.S.-Mexico border and plan to further penetrate the Mexican market beyond our customer base along the border.

Pursue Opportunistic Acquisitions.

The metals service center industry is highly fragmented and we believe our significant geographic presence provides a strong platform to capitalize on this fragmentation through acquisitions. Acquisitions provide various opportunities for value creation including increased economies of scale, entry into new markets, cross-selling opportunities and enhanced distribution capability.

Ryerson and Platinum have significant experience and a proven track record of identifying and executing on value-accretive acquisitions of metals service center companies. We continually evaluate potential acquisitions of service center companies, including joint venture opportunities, to complement our existing customer base and product offerings. We plan to continue to pursue our disciplined approach to acquisitions.

Continue to Improve Our Operating Efficiencies.

We are committed to improving our operating capabilities through continuous business improvements and cost reductions. We have established a field operations council that continually benchmarks and evaluates our operating cost structure and looks for opportunities to increase our operating leverage through expense improvements. In 2009, this group executed over 200 projects that, in combination, reduced annual costs by approximately $20 million. Improvements were in a variety of areas including worker compensation claims, transportation costs and maintenance expense. The group is currently working on over 100 new projects that are expected to result in additional savings in 2010 and beyond.

Expand Our Product and Service Offerings.

We are expanding revenue opportunities through downstream integration and conversion of commodity business into non-commodity, value-added processes such as first stage manufacturing and other fabrication processes. Additionally, we have assumed for certain customers the management and responsibility for complex supply chains involving numerous suppliers, fabricators and processors. For the six months ended June 30, 2010, we generated approximately $114 million of revenue from our fabrication and supply chain operations. We currently have strong relationships with many customers and business partners for whom we handle fabrication processes and we have established a group of experienced managers dedicated to expanding this business.

Additionally, in order to enhance our ability to compete more effectively in our long products segment, we have established regional product inventory depots to provide a broad line of stainless, aluminum, carbon and alloy long products as well as the necessary processing equipment to meet demanding requirements of these customers.

Maintain Flexible Capital Structure and Strong Liquidity Profile.

Prior to the issuance of the original notes, we reduced our debt by $475 million between December 31, 2007 and December 31, 2009, representing a reduction of 39% from our outstanding debt balance as of December 31, 2007. Between December 31, 2007 and June 30, 2010, we reduced our debt by $91 million, representing a reduction of 7% from our outstanding debt balance as of December 31, 2007. We maintained combined availability and cash-on-hand in excess of $300 million throughout the economic downturn. Availability under the Ryerson Credit Facility at June 30, 2010 was $335 million. Our management team is focused on maintaining a strong level of liquidity while executing our various growth strategies and maintaining the flexibility to act opportunistically on acquisitions. We believe that our flexible capital structure and strong liquidity profile positions us for growth in an improving market environment and gives us the financial flexibility to continue paying down debt, reinvest in our business, and pursue our growth agenda.

Recent Developments

Initial Public Offering

On January 22, 2010, the Company filed a Registration Statement on Form S-1 (the “Form S-1”) with the SEC relating to the proposed registration of the sale of our common stock. The Form S-1 has not yet become effective and will not be deemed to be incorporated into this prospectus and you should not rely on the information in the Form S-1 in making your decision whether to purchase our notes. If the initial public offering is completed in the manner currently contemplated, it is expected that a portion of the net proceeds from the sale of our common stock will be used to redeem the notes. However, there can be no assurance when or whether such offering will occur, or if such offering occurs, what the terms of the offering will be.

Platinum

Platinum is a global acquisition firm headquartered in Beverly Hills, California with principal offices in Boston, New York and London. Since its founding in 1995, Platinum has acquired more than 100 businesses in a broad range of market sectors including technology, industrials, logistics, distribution, maintenance and service. Platinum’s current portfolio includes 34 companies in a variety of different industries that serve customers around the world. The firm has a diversified capital base that includes the assets of its portfolio companies, which generated more than $9.0 billion in revenue in 2009, as well as capital commitments from institutional investors in private equity funds managed by the firm. Platinum’s Mergers & Acquisitions & Operations (“M&A&O®”) approach to investing focuses on acquiring businesses that need operational support to realize their full potential and can benefit from Platinum’s expertise in transition, integration and operations.

Corporate Structure

Our current corporate structure is made up as follows: Ryerson Holding owns all of the common stock of Ryerson Inc. and all of the membership interests of Rhombus JV Holdings, LLC. Ryerson Inc. owns, directly or indirectly, all of the common stock of the following entities: JT Ryerson; Ryerson Americas, Inc.; Ryerson International, Inc.; Ryerson Pan-Pacific LLC; J.M. Tull Metals Company, Inc.; RdM Holdings, Inc.; RCJV Holdings, Inc.; Ryerson Procurement Corporation; Ryerson International Material Management Services, Inc.; Ryerson International Trading, Inc.; Ryerson (China) Limited; Ryerson Canada, Inc.; 862809 Ontario, Inc.; Leets Assurance, Ltd.; Integris Metals Mexicana, S.A. de C.V.; Servicios Empresariales Ryerson Tull, S.A. de C.V.; Servicios Corporativos RIM, S.A. de C.V.; and Ryerson Holdings (India) Pte Ltd. Platinum currently owns 99% of the capital stock of Ryerson Holding. The chart below illustrates in summary form our material operating subsidiaries.

1	Platinum refers to the following entities: Platinum Equity Capital Partners, L.P.; Platinum Equity Capital Partners-PF, L.P.; Platinum Equity Capital Partners-A, L.P.; Platinum Equity Capital Partners II, L.P.; Platinum Equity Capital Partners-PF II, L.P.; Platinum Equity Capital Partners-A II, L.P.; and Platinum Rhombus Principals, LLC. For additional detail regarding ownership by Platinum, see “Principal and Selling Stockholders.”

Corporate Information

Ryerson Holding and Ryerson Inc. are each incorporated under the laws of the State of Delaware. Ryerson Holding was formed in July 2007. Our principal executive offices are located at 2621 West 15th Place, Chicago, Illinois 60608. Our telephone number is (773) 762-2121.

On January 1, 2006, Ryerson Inc. changed its name from Ryerson Tull, Inc. to Ryerson Inc. On January 4, 2010, Ryerson Holding changed its name from Rhombus Holding Corporation to Ryerson Holding Corporation. Ryerson Inc.’s website is located at www.ryerson.com. Ryerson Inc.’s website and the information contained on the website or connected thereto will not be deemed to be incorporated into this prospectus and you should not rely on any such information in making your decision whether to purchase our securities.

Summary of the Exchange Offer

On January 29, 2010, we completed an offering of $483 million aggregate principal amount at maturity of 14 1/2% senior discount notes due 2015 in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). Proceeds from the issuance of the original notes were used to pay a cash dividend to Ryerson Holding stockholders and pay fees in connection with the offering and related expenses. In connection with the offering, we agreed to offer to exchange the original notes for a new issue of substantially identical debt securities registered under the Securities Act. In connection with the offering of the original notes, we entered into a registration rights agreement with the initial purchasers of the original notes. In the registration rights agreement, we agreed to offer our new exchange notes, which will be registered under the Securities Act, in exchange for the original notes. This exchange offer satisfies our obligations under the registration rights agreement. We also agreed to deliver this prospectus to the holders of the original notes. You should read the discussions under the headings “Summary—Summary of the Terms of the Exchange Notes” and “Description of the Exchange Notes” for information regarding the exchange notes.

The Exchange Offer	This is an offer to exchange $1,000 in principal amount of the exchange notes for each $1,000 in principal amount of outstanding original notes provided that no notes of $2,000 or less shall be accepted in part. The exchange notes are substantially identical to the original notes, except that:

•	the exchange notes will generally be freely transferable, other than as described in this prospectus;

•	the exchange notes will not contain any legend restricting their transfer;

•	holders of the exchange notes will not be entitled to the rights of the holders of the original notes under the registration rights agreement; and

•	the exchange notes will not contain any provisions regarding the payment of additional interest.

Based upon interpretations by the staff of the SEC set forth in no actions letters issued to unrelated third parties, we believe that you can transfer the exchange notes without complying with the registration and prospectus delivery provisions of the Securities Act if you:

•	acquire the exchange notes in the ordinary course of your business;

•	are not and do not intend to become engaged in a distribution of the exchange notes;

•	are not an “affiliate” (within the meaning of the Securities Act) of ours;

•	are not a broker-dealer (within the meaning of the Securities Act) that acquired the original notes from us or our affiliates; and

•	are not a broker-dealer (within the meaning of the Securities Act) that acquired the original notes in a transaction as part of its market-making or other trading activities.

If any of these conditions are not satisfied and you transfer any exchange note without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act. See “The Exchange Offer—Purpose of the Exchange Offer.”

Registration Rights Agreement	Under the registration rights agreement, we have agreed to use our commercially reasonable efforts to cause the registration statement to be filed and declared effective by the dates listed under “The Exchange Offer.” We may be required to provide a registration statement to effect resales of the notes. If we are not in compliance with our obligations under the registration rights agreement, additional interest will accrue on the original notes in addition to the interest that otherwise is due on the original notes. If the exchange offer is completed on the terms and within the time period contemplated by this prospectus, no additional interest will be payable on the original notes. The exchange notes will not contain any provisions regarding the payment of liquidated damages. See “The Exchange Offer—Additional Interest.”

Condition	The exchange offer is not conditioned on any minimum aggregate principal amount of original notes being tendered in the exchange offer.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on , 2010, unless we extend it.

Exchange Date	We will accept original notes for exchange at the time when all conditions of the exchange offer are satisfied or waived. We will deliver the exchange notes promptly after we accept the original notes.

Conditions to the Exchange Offer	Our obligation to complete the exchange offer is subject to certain conditions. See “The Exchange Offer—Conditions to the Exchange Offer.” We reserve the right to terminate or amend the exchange offer at any time prior to the expiration date upon the occurrence of certain specified events.

Withdrawal Rights	You may withdraw the tender of your original notes at any time before the expiration of the exchange offer on the expiration date. Any original notes not accepted for any reason will be returned to you without expense as promptly as practicable after the expiration or termination of the exchange offer.

Procedures for Tendering Original Notes	See “The Exchange Offer—How to Tender.”

United States Federal Income Tax Consequences	The exchange of the original notes for the exchange notes should not be a taxable exchange for U.S. federal income tax purposes, and holders should not recognize any taxable gain or loss as a result of such exchange.

Because of the mandatory redemption feature (as described in “Description of the Exchange Notes—Redemption and Offer to Purchase upon Certain Equity Issuances”), the exchange notes will be treated as contingent payment debt instruments for U.S. federal income tax purposes. As a result, U.S. Holders will be required to include amounts in income according to a comparable yield schedule which might not reflect actual cash received. Thus, income on an exchange note might be taxable before it is received in cash. In addition, any gain recognized on the disposition of an exchange note will be treated as ordinary income rather than capital gain. See “Certain United States Federal Tax Considerations

Effect on Holders of Original Notes	If the exchange offer is completed on the terms and within the period contemplated by this prospectus, holders of original notes will have no further registration or other rights under the registration rights agreement, except under limited circumstances. See “The Exchange Offer—Other.”

Holders of original notes who do not tender such notes will continue to hold those original notes. All untendered, and tendered but unaccepted original notes, will continue to be subject to the transfer restrictions provided for in the original notes and the indenture dated as of January 29, 2010, by and between Ryerson Holding, as issuer, and Wells Fargo Bank, National Association, as trustee (the “Indenture”). To the extent that the original notes are tendered and accepted in the exchange offer, the trading market, if any, for the original notes could be adversely affected. See “Risk Factors—Risks Associated with the Exchange Offer—You may not be able to sell your original notes if you do not exchange them for registered exchange notes in the exchange offer,” “—Your ability to sell your original notes may be significantly more limited and the price at which you may be able to sell your original notes may be significantly lower if you do not exchange them for registered exchange notes in the exchange offer” and “The Exchange Offer—Other.”

Appraisal Rights	Holders of original notes do not have appraisal or dissenters’ rights under applicable law or the Indenture. See “The Exchange Offer—Terms of the Exchange Offer.”

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes pursuant to the exchange offer.

Exchange Agent	Wells Fargo Bank, National Association, the trustee under the Indenture (the “Trustee”), is serving as the exchange agent in connection with this exchange offer.

Summary of the Terms of the Exchange Notes

Issuer	Ryerson Holding Corporation

Exchange Notes	$483,000,000 in aggregate principal amount at maturity of 14 1/2% Senior Discount Notes due 2015.

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes pursuant to the exchange offer.

Maturity Date	February 1, 2015.

Interest	No cash interest will accrue on the exchange notes. The exchange notes have an initial accreted value of $455.98 per $1,000 principal amount at maturity of the exchange notes. The accreted value of each exchange note will increase from the date of issuance of the original notes until October 31, 2010 at a rate of 14.50% per annum. Thereafter, the interest rate will increase by 1.00% (to 15.50%) until July 31, 2011, increasing by an additional 1.00% (to 16.50%) on August 1, 2011 until April 30, 2012, and increasing by an additional 0.50% (to 17.00%) on May 1, 2012 until the maturity date. In each case, interest will be compounded semi-annually such that the accreted value will equal the principal amount at maturity of each exchange note on that date.

Guarantees	The exchange notes will not be guaranteed by any of Ryerson Holding’s subsidiaries.

Security	The exchange notes will be secured by a first-priority lien on the capital stock of Ryerson Inc. The value of the collateral will depend on market and other economic conditions, including the availability of a suitable buyer for the collateral. In the event of a liquidation of the collateral, the proceeds may not be sufficient to satisfy the obligations under the notes. See “Risk Factors—Risks Relating to the Exchange Notes—The value of the collateral securing the exchange notes may not be sufficient to satisfy our obligations under the exchange notes.” You should read “Description of the Exchange Notes—Security” for a more complete description of the security granted to the holders of the exchange notes.

Ranking	The exchange notes will rank equally in right of payment with all of Ryerson Holding’s existing and future senior debt and senior in right of payment to all of Ryerson Holding’s existing and future subordinated debt, if any. The exchange notes will be effectively junior to any other secured debt of Ryerson Holding to the extent of the collateral securing such debt (other than the capital stock of Ryerson Inc.). Because the exchange notes will not be guaranteed by any of Ryerson Holding’s subsidiaries, the exchange notes will be structurally subordinated to all indebtedness and other liabilities (including trade payables) of Ryerson Holding’s subsidiaries, including Ryerson Inc.

Following this offering, Ryerson Holding will have $483 million aggregate principal amount at maturity of senior indebtedness, consisting of the notes. As of June 30, 2010, Ryerson Holding’s subsidiaries had approximately $903.8 million of debt outstanding (which includes Ryerson Inc.’s $102.9 million aggregate principal amount of floating rate senior secured notes due November 1, 2014 (the “2014 Notes”) and $376.2 million aggregate principal amount of 12% senior secured notes due November 1, 2015 (the “2015 Notes” and, together with the 2014 Notes, the “Ryerson Notes”) and borrowings under the Ryerson Credit Facility). In addition, as of June 30, 2010, Ryerson had approximately $335 million of unused capacity under the Ryerson Credit Facility, all of which would be secured and rank senior to the exchange notes offered hereby.

Optional Redemption	The exchange notes will be redeemable, at our option, in whole or in part, at any time on or after the date on which the exchange notes are issued at the redemption prices specified under “Description of the Exchange Notes—Optional Redemption.”

Mandatory Redemption	We will be required to redeem the exchange notes upon the receipt of net proceeds of certain qualified equity issuances, specified changes of control and dividends on the terms described under “Description of the Exchange Notes—Redemption and Offer to Purchase upon Certain Equity Issuances,” “—Redemption upon Specified Change of Control” and “Certain Covenants—Mandatory Dividend from Ryerson Inc. to the Company and Redemption.”

Change of Control	If we experience certain kinds of change of control, we must offer to purchase the exchange notes at 101% of their accreted value, plus accrued and unpaid additional interest, if any. For more details, you should read “Description of the Exchange Notes—Change of Control.”

Mandatory Offer to Repurchase Following Certain Asset Sales	If we sell certain assets, under certain circumstances we must offer to repurchase the exchange notes at the prices listed in the section “Description of the Exchange Notes—Limitation on Asset Sales.”

Certain Covenants	The Indenture contains covenants that limit, among other things, our ability to:

•	incur additional indebtedness;

•	pay dividends on our capital stock or repurchase our capital stock;

•	make certain investments or other restricted payments;

•	create liens or use assets as security in other transactions;

•	enter into sale and leaseback transactions;

•	merge, consolidate or transfer or dispose of substantially all of our assets; and

•	engage in certain transactions with affiliates.

Trustee	Wells Fargo Bank, National Association is the trustee for the holders of the exchange notes.

Governing Law	The exchange notes, the Indenture and the other documents for the offering of the exchange notes are governed by the laws of the State of New York.

For additional information about the exchange notes, see the section of the prospectus entitled

“Description of the Exchange Notes.”

Regulatory Approvals

Other than the federal securities laws, there are no federal or state regulatory requirements that we must comply with and there are no approvals that we must obtain in connection with the exchange offer.

Risk Factors

Participating in the exchange offer involves certain risks. You should carefully consider the information under “Risk Factors” and all other information in this prospectus before participating in the exchange offer.

Summary Historical Consolidated Financial and Other Data

The following table presents our summary historical consolidated financial data, as of the dates and for the periods indicated. The summary historical consolidated statements of operations data of Ryerson Inc. as predecessor for the period from January 1, 2007 through October 19, 2007 and of Ryerson Holding as successor for the period from October 20, 2007 through December 31, 2007 and for the years ended December 31, 2008 and 2009 and the summary historical balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

Our summary historical consolidated statements of operations data for the six months ended June 30, 2009 and 2010 and the summary historical consolidated balance sheet data as of June 30, 2010 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The June 30, 2009 and 2010 unaudited financial statements have been prepared on a basis consistent with our audited consolidated financial statements and reflect all adjustments, consisting of normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the financial position and results of operations for the periods presented. The results of any interim period are not necessarily indicative of the results that may be expected for any other interim period or for the full fiscal year, and the historical results set forth below do not necessarily indicate results expected for any future period.

The information presented below should be read together with the sections in this prospectus entitled “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	Predecessor	Successor
	Period from January 1 to October 19, 2007	Period from October 20 to December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009	Six Months Ended June 30, 2009	Six Months Ended June 30, 2010
	(In millions)
Statements of Operations Data:
Net sales	$5,035.6	$966.3	$5,309.8	$3,066.1	$1,547.8	$1,891.7
Cost of materials sold	4,307.1	829.1	4,596.9	2,610.0	1,336.1	1,625.3

Gross profit(1)	728.5	137.2	712.9	456.1	211.7	266.4
Warehousing, delivery, selling, general and administrative	569.5	126.9	586.1	483.8	242.2	246.1
Restructuring and plant closure costs	5.1	—	—	—	—	—
Gain on insurance settlement	—	—	—	—	—	(2.6)
Gain on sale of assets	(7.2)	—	—	(3.3)	(3.3)	—
Impairment charge on fixed assets	—	—	—	19.3	—	1.0
Other postretirement benefits curtailment gain	—	—	—	(2.0)	(1.3)	—

Operating profit (loss)	161.1	10.3	126.8	(41.7)	(25.9)	21.9
Other income and (expense), net(2)	(1.0)	2.4	29.2	(10.1)	(1.8)	(0.1)
Interest and other expense on debt(3)	(55.1)	(30.8)	(109.9)	(72.9)	(36.4)	(52.0)

Income (loss) before income taxes	105.0	(18.1)	46.1	(124.7)	(64.1)	(30.2)
Provision (benefit) for income taxes(4)	36.9	(6.9)	14.8	67.5	72.6	6.3

Net income (loss)	68.1	(11.2)	31.3	(192.2)	(136.7)	(36.5)
Less: Net income (loss) attributable to noncontrolling interest	—	—	(1.2)	(1.5)	(1.2)	(0.1)

Net income (loss) attributable to Ryerson Holding Corporation	$68.1	$(11.2)	$32.5	$(190.7)	$(135.5)	$(36.4)

	Predecessor	Successor
	Period from January 1 to October 19, 2007	Period from October 20 to December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009	Six Months Ended June 30, 2009	Six Months Ended June 30, 2010
	(In millions)
Other Financial Data:
Cash flows provided by (used in) operations	$564.0	$54.1	$280.5	$284.9	$354.1	$(164.9)
Cash flows provided by (used in) investing activities	(24.0)	(1,069.6)	19.3	32.1	1.9	(17.7)
Cash flows provided by (used in) financing activities	(565.6)	1,021.2	(197.0)	(342.4)	(429.7)	153.7
Capital expenditures	51.6	9.1	30.1	22.8	13.0	15.0
Depreciation and amortization	32.5	7.3	37.6	36.9	17.6	18.3
EBITDA(5)	192.6	20.0	194.8	(13.4)	(8.9)	40.2
EBITDA, excluding LIFO expense (income)(5)	186.5	30.6	286.3	(187.6)	(176.0)	88.2

Balance Sheet Data (at period end):
Cash and cash equivalents		$35.2	$130.4	$115.0	$59.6	$86.6
Restricted cash		4.5	7.0	19.5	6.7	15.5
Inventory		1,069.7	819.5	601.7	575.4	679.7
Working capital		1,235.7	1,084.2	750.4	746.0	888.3
Property, plant and equipment, net		587.0	547.7	477.5	533.1	475.4
Total assets		2,576.5	2,281.9	1,775.8	1,761.4	2,017.5
Long-term debt, including current maturities		1,228.8	1,030.3	754.2	625.4	1,137.5

(1)	The period from January 1, 2007 to October 19, 2007 includes a Last in-First out (“LIFO”) liquidation gain of $69.5 million, or $42.3 million after-tax. The year ended December 31, 2008 includes a LIFO liquidation gain of $15.6 million, or $9.9 million after-tax.

(2)	The year ended December 31, 2008 included a $18.2 million gain on the retirement of debt as well as a $6.7 million gain on the sale of corporate bonds. The year ended December 31, 2009 included $11.8 million of foreign exchange losses related to short-term loans from our Canadian operations, offset by the recognition of a $2.7 million gain on the retirement of debt.

(3)	The period from January 1 to October 19, 2007 includes a $2.9 million write off of unamortized debt issuance costs associated with the 2024 Notes that was classified as short term debt and $2.7 million write off of debt issuance costs associated with our prior credit facility upon entering into an amended revolving credit facility relating to that facility during the first quarter of 2007.

(4)	The period from January 1 to October 19, 2007 includes a $3.9 million income tax benefit as a result of a favorable settlement from an Internal Revenue Service examination. The year ended December 31, 2009 includes a $92.7 million tax expense related to the establishment of a valuation allowance against the Company’s U.S. deferred tax assets and a $14.5 million income tax charge on the sale of our joint venture in India. The six months ended June 30, 2009 includes a $74.7 million tax expense related to the establishment of a valuation allowance against the Company’s U.S. deferred tax assets.

(5)	EBITDA, for the period presented below, represents net income before interest and other expense on debt, provision for income taxes, depreciation and amortization. We believe that EBITDA provides additional information for measuring our performance and is a measure frequently used by securities analysts and investors. EBITDA does not represent, and should not be used as a substitute for, net income or cash flows from operations as determined in accordance with generally accepted accounting principles, and EBITDA is not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. Our definition of EBITDA may differ from that of other companies. Set forth below is the reconciliation of net income to EBITDA, as further adjusted to EBITDA, excluding LIFO.

	Predecessor	Successor
	Period from January 1 to October 19, 2007	Period from October 20 to December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009	Six Months Ended June 30, 2009	Six Months Ended June 30, 2010
Net income (loss) attributable to Ryerson Holding	$68.1	$(11.2)	$32.5	$(190.7)	$(135.5)	$(36.4)
Interest and other expense on debt	55.1	30.8	109.9	72.9	36.4	52.0
Provision (benefit) for income taxes	36.9	(6.9)	14.8	67.5	72.6	6.3
Depreciation and amortization	32.5	7.3	37.6	36.9	17.6	18.3

EBITDA	$192.6	$20.0	$194.8	$(13.4)	$(8.9)	$40.2
LIFO expense (income)	(6.1)	10.6	91.5	(174.2)	(167.1)	48.0

EBITDA, excluding LIFO expense (income)	$186.5	$30.6	$286.3	$(187.6)	$(176.0)	$88.2

RISK FACTORS

Before making an investment decision in the notes, you should carefully consider the risks described below and other information contained in this prospectus. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not currently known to us, or that we currently deem immaterial, may also impair our business operations. We cannot assure you that any of the events discussed in the risk factors below will not occur. If they do occur, our business, financial condition, results of operations or cash flows could be materially adversely affected. In such case, the trading price of the notes could decline, and you may lose all or part of your investment.

Risks Relating to the Notes

We have a substantial amount of indebtedness, which could adversely affect our financial position and prevent us from fulfilling our obligations under the notes.

We currently have, and following this exchange offer will continue to have, a substantial amount of indebtedness. As of June 30, 2010, our total indebtedness was approximately $1,138 million. We may also incur additional indebtedness in the future. As of June 30, 2010, we had approximately $335 million of unused capacity under the Ryerson Credit Facility. Our substantial indebtedness may:

•	make it difficult for us to satisfy our financial obligations, including making scheduled principal and interest payments on the notes and our other indebtedness;

•	limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions and general corporate and other purposes;

•	limit our ability to use our cash flow or obtain additional financing for future working capital, capital expenditures, acquisitions or other general corporate purposes;

•	require us to use a substantial portion of our cash flow from operations to make debt service payments;

•	limit our flexibility to plan for, or react to, changes in our business and industry;

•	place us at a competitive disadvantage compared to our less leveraged competitors; and

•	increase our vulnerability to the impact of adverse economic and industry conditions.

Despite Ryerson Holding’s and its subsidiaries’ current level of indebtedness, we may still be able to incur substantially more indebtedness. This could further exacerbate the risks associated with our substantial indebtedness.

Ryerson Holding and its subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the Ryerson Credit Facility and the Indenture restrict but do not prohibit Ryerson Holding and its subsidiaries, including Ryerson Inc., from doing so. If Ryerson Holding incurs any additional indebtedness that ranks equally with the notes, the holders of that indebtedness will be entitled to share ratably with the holders of the notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of Ryerson Holding. This may have the effect of reducing the amount of proceeds paid to you. If Ryerson Inc. or its subsidiaries incur any additional indebtedness that ranks equally with the Ryerson Credit Facility and the Ryerson Notes, the holders of that indebtedness will be entitled to share ratably with the lenders under the Ryerson Credit Facility and holders of the Ryerson Notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of Ryerson Holding. If new indebtedness is added to our current debt levels, the related risks that Ryerson Holding and its subsidiaries now face could intensify.

The value of the collateral securing the notes may not be sufficient to satisfy our obligations under the exchange notes.

Obligations under the notes are secured by a first-priority lien in the capital stock of Ryerson Inc. (the “Ryerson Stock”), subject to certain exceptions and customary permitted liens. The value of the Ryerson Stock at any time will depend on market and other economic conditions, including the availability of suitable buyers for the Ryerson Stock. By its nature, the Ryerson Stock may be illiquid and may have no readily ascertainable market value. The value of the Ryerson Stock could be impaired in the future as a result of changing economic conditions, competition or other future trends. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, no assurance can be given that the proceeds from any sale or liquidation of the Ryerson Stock will be sufficient to pay our obligations under the notes, in full or at all. There also can be no assurance that the Ryerson Stock will be saleable and, even if saleable, the timing of its liquidation would be uncertain. Accordingly, there may not be sufficient collateral to pay all or any of the amounts due on the notes. Any claim for the difference between the amount, if any, realized by holders of the notes from the sale of the Ryerson Stock and the obligations under the notes will rank equally in right of payment with all of our other unsecured unsubordinated indebtedness and other obligations, including trade payables.

The collateral agent’s security interest and ability to foreclose will also be limited by the need to meet certain requirements, such as obtaining third party consents and making additional filings. If we are unable to obtain these consents or make these filings, the security interests may be invalid and the holders will not be entitled to the collateral or any recovery with respect thereto. We cannot assure you that any such required consents can be obtained on a timely basis or at all. These requirements may limit the number of potential bidders for certain collateral in any foreclosure and may delay any sale, either of which events may have an adverse effect on the sale price of the collateral. Therefore, the practical value of realizing on the collateral may, without the appropriate consents and filings, be limited.

Rights of holders of notes in the collateral may be adversely affected by bankruptcy proceedings.

The right of the collateral agent for the notes to repossess and dispose of the Ryerson Stock upon acceleration is likely to be significantly impaired by federal bankruptcy law if bankruptcy proceedings are commenced by or against us prior to or possibly even after the collateral agent has repossessed and disposed of the Ryerson Stock. Under the U.S. Bankruptcy Code, a secured creditor, such as the collateral agent for the notes, is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from a debtor, without bankruptcy court approval. Moreover, bankruptcy law permits the debtor to continue to retain and to use collateral, and the proceeds, products, rents, or profits of the collateral, even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the collateral and may include cash payments or the granting of additional security, if and at such time as the court in its discretion determines, for any diminution in the value of the collateral as a result of the stay of repossession or disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. In view of the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the notes could be delayed following commencement of a bankruptcy case, whether or when the collateral agent would repossess or dispose of the collateral, or whether or to what extent holders of the notes would be compensated for any delay in payment of loss of value of the collateral through the requirements of “adequate protection.” Furthermore, in the event the bankruptcy court determines that the value of the collateral is not sufficient to repay all amounts due on the notes, the holders of the notes would have “undersecured claims” as to the difference. Federal bankruptcy laws do not permit the payment or accrual of interest, costs, and attorneys’ fees for “undersecured claims” during the debtor’s bankruptcy case.

The notes are secured by a pledge of the Ryerson Stock and effectively subordinated to any future secured indebtedness of Ryerson Holding secured by assets other than the Ryerson Stock.

The notes are general obligations ranking effectively junior in right of payment to all of Ryerson Holding’s existing and future secured indebtedness to the extent of the assets securing such indebtedness (other than the Ryerson Stock). In the event that Ryerson Holding is declared bankrupt, becomes insolvent or is liquidated or reorganized, any indebtedness that ranks ahead of the notes will be entitled to be paid in full from Ryerson Holding’s assets securing such indebtedness before any payment may be made with respect to the notes. Holders of the notes will participate ratably with all holders of Ryerson Holding’s indebtedness secured by a pledge of the Ryerson Stock that is deemed to be of the same class as the notes. Other than with respect to the Ryerson Stock, holders of the notes will participate ratably with all holders of Ryerson Holding’s unsecured indebtedness that is deemed to be of the same class as the notes, and potentially with all of Ryerson Holding’s other general creditors, based upon the respective amounts owed to each holder or creditor, in Ryerson Holding’s remaining assets. In any of the foregoing events, Ryerson Holding cannot assure you that there will be sufficient assets to pay amounts due on the notes. As a result, holders of the notes may receive less, ratably, than holders of indebtedness secured by assets other than the Ryerson Stock.

Because Ryerson Holding is the sole obligor of the notes, and its subsidiaries do not guarantee its obligations under the notes or have any obligation with respect to the notes, the notes are structurally subordinated to the debt and liabilities of Ryerson Holding’s subsidiaries.

Ryerson Holding is a holding company that derives most of its revenues and cash flow from its subsidiaries. Its subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay amounts due under the notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or otherwise.

As of June 30, 2010, Ryerson Holding’s subsidiaries had approximately $903.8 million of debt outstanding (which include the Ryerson Notes and borrowings under the Ryerson Credit Facility). In addition, as of June 30, 2010, Ryerson had approximately $335 million of unused capacity under the Ryerson Credit Facility. Holders of the notes will not have any claim as creditors against Ryerson Holding’s subsidiaries. None of Ryerson Holding’s subsidiaries will guarantee its obligations under the notes. The notes are structurally subordinated to any existing and future indebtedness and other liabilities of any of Ryerson Holding’s subsidiaries, even if those obligations do not constitute indebtedness. In the event that Ryerson Holding is declared bankrupt, becomes insolvent or is liquidated or reorganized, the notes will be structurally subordinated to the claims of the creditors of Ryerson Holding’s subsidiaries, including the lenders under the Ryerson Credit Facility, holders of the Ryerson Notes, trade creditors and holders of other indebtedness of Ryerson Holding’s subsidiaries. Accordingly, there might only be a limited amount of assets available to satisfy your claims as a holder of the notes upon an acceleration of the maturity of the notes. Ryerson Holding cannot assure you that if its subsidiaries have their debt accelerated, Ryerson Holding will be able to repay the notes.

Ryerson Holding may not have access to the cash flow and other assets of its subsidiaries that may be needed to make payments on the notes.

Ryerson Holding’s only assets are its common equity interests in its operating subsidiaries and joint ventures. Ryerson Holding’s operations will be conducted through Ryerson Inc. and Ryerson Holding’s ability to make payments on the notes is dependent on the earnings and distribution of funds from its subsidiaries through loans, dividends or otherwise. However, none of its subsidiaries is obligated to make funds available to it for payment on the notes.

Ryerson Holding’s subsidiaries’ earnings are subject to prevailing economic and competitive conditions and to financial, business and other factors beyond their control and beyond the control of Ryerson Holding. In addition, the terms of the Ryerson Credit Facility and the terms of the indenture governing the Ryerson Notes each will significantly restrict Ryerson Holding’s subsidiaries from paying dividends and otherwise transferring assets to it. The terms of each of those debt instruments provide Ryerson with “baskets” and/or “availability tests” that can be used to make certain types of “restricted payments,” including dividends or other distributions to Ryerson and to Ryerson Holding. Ryerson Holding cannot assure you that Ryerson will have sufficient payment capacity in the baskets or sufficient availability with respect to either the Ryerson Credit Facility or the Ryerson Notes in order to make payments upon a change of control or payments at the maturity of the notes.

If Ryerson Holding is not able to generate sufficient cash flow from operations or to borrow sufficient funds to service its indebtedness, Ryerson Holding may be required to sell assets or equity, reduce capital expenditures, refinance all or a portion of its existing indebtedness or obtain additional financing. Ryerson Holding cannot assure you that it will be able to refinance its indebtedness, sell assets or equity, or borrow more funds on terms acceptable to Ryerson Holding, if at all.

If Ryerson Holding’s subsidiaries default on their obligations to pay their indebtedness, Ryerson Holding may not be able to make payments on the notes.

If Ryerson Holding’s subsidiaries are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on their indebtedness, or if they otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing their indebtedness, Ryerson Holding’s subsidiaries could be in default under the terms of the agreements governing such indebtedness. If Ryerson Holding’s subsidiaries’ operating performance declines in the future, they may default on their indebtedness, in which case the holders of any such indebtedness, including the Ryerson Notes, could elect to declare all funds borrowed thereunder to be due and payable, together with all accrued and unpaid interest, and the lenders under the Ryerson Credit Facility could terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against Ryerson Holding’s subsidiaries’ assets. Any of the foregoing could prevent Ryerson Holding from paying principal, premium, if any, and interest on the notes and substantially decrease the market value of the notes.

U.S. holders will be required to include in income for U.S. federal income tax purposes interest on the notes before it is received in cash.

Because of the mandatory redemption feature (as described in “Description of the Exchange Notes—Redemption and Offer to Purchase upon Certain Equity Issuances”), the notes will be treated as contingent payment debt instruments for U.S. federal income tax purposes. As a result, U.S. Holders will be required to include amounts in income according to a comparable yield schedule which might not reflect actual cash received. Thus, income on a note might be taxable before it is received in cash. In addition, any gain recognized on the disposition of a note will be treated as ordinary income rather than capital gain. See “Certain United States Federal Tax Considerations.”

Federal and state statutes may allow courts, under specific circumstances, to void the notes and require exchange note holders to return payments received.

Ryerson Holding used the proceeds from the sale of the original notes to pay a dividend to its stockholders. Its issuance of the notes may be subject to review under state and federal laws if a bankruptcy, liquidation or reorganization case or a lawsuit, including in circumstances in which bankruptcy is not involved, were commenced at a future date by it or on behalf of its unpaid creditors. Under the federal bankruptcy laws and comparable provisions of state fraudulent transfer and fraudulent conveyance laws, a court may void or otherwise decline to enforce the notes or a court may subordinate the notes to Ryerson Holding’s and its subsidiaries’ existing and future indebtedness.

While the relevant laws may vary from state to state, a court might void or otherwise decline to enforce the notes if it found that when Ryerson Holding issued the notes, or, in some states, when payments became due under the notes, it received less than reasonably equivalent value or fair consideration and either:

•	it was insolvent or rendered insolvent by reason of such incurrence;

•	it was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital;

•	it intended to incur, or believed or reasonably should have believed that it would incur, debts beyond its ability to pay such debts as they mature; or

•	it was a defendant in an action for money damages, or had a judgment for money damages docketed against it if, in either case, after final judgment, the judgment is unsatisfied.

A court might also void the notes without regard to the above factors, if such court found that Ryerson Holding issued the notes with actual intent to hinder, delay or defraud our creditors.

A court could also find that Ryerson Holding did not receive reasonably equivalent value or fair consideration for the notes if it did not substantially benefit directly or indirectly from the issuance of the notes. As a general matter, value is given for a note if, in exchange for the note, property is transferred or an antecedent debt is satisfied. A debtor generally may not be considered to have received value in connection with a debt offering if the debtor uses the proceeds of that offering to make a dividend payment or otherwise retire or redeem equity securities issued by the debtor.

The measures of insolvency applied by courts will vary depending upon the particular fraudulent transfer law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, an entity would be considered insolvent if:

•	the sum of its debts, including subordinated and contingent liabilities, was greater than the fair saleable value of its assets;

•

the present fair saleable value of its assets were less than the amount that would be required to pay the probable liability on its existing debts, including subordinated and contingent liabilities, as they become absolute and mature; or

•	it cannot pay its debts as they become due.

In the event of a finding that a fraudulent conveyance or transfer has occurred, a court may void, or hold unenforceable, the notes, which could mean that you may not receive any payments on the notes and the court may direct you to repay any amounts that you have already received from Ryerson Holding for the benefit of creditors. Furthermore, the holders of voided notes would cease to have any direct claim against Ryerson Holding. Consequently, Ryerson Holding’s assets would be applied first to satisfy its other liabilities, before any portion of its assets could be applied to the payment of the notes. Sufficient funds to repay the notes may not be available from other sources. Moreover, the voidance of the notes could result in an event of default with respect to Ryerson Holding’s other debt that could result in acceleration of such debt (if not otherwise accelerated due to insolvency or other proceeding).

The covenants in the Indenture, the Ryerson Credit Facility and the indenture governing the Ryerson Notes impose, and covenants contained in agreements governing indebtedness Ryerson Holding incurs in the future may impose, restrictions that may limit Ryerson Holding’s operating and financial flexibility.

The Indenture contains a number of significant restrictions and covenants that limit our ability and the ability of our restricted subsidiaries to:

•	incur additional debt;

•	pay dividends on our capital stock or repurchase our capital stock;

•	make certain investments or other restricted payments;

•	create liens or use assets as security in other transactions;

•	merge, consolidate or transfer or dispose of substantially all of our assets; and

•	engage in transactions with affiliates.

The Ryerson Credit Facility and the indenture governing the Ryerson Notes also contain restrictions and covenants that limit the ability of Ryerson Inc. and the ability of its restricted subsidiaries to do the acts mentioned above. Additionally, our future indebtedness may contain covenants more restrictive in certain respects than the restrictions contained in the Ryerson Credit Facility and the indentures governing the notes and the Ryerson Notes. Operating results below current levels or other adverse factors, including a significant increase in interest rates, could result in our being unable to comply with financial covenants that are contained in the Ryerson Credit Facility or that may be contained in any future indebtedness. Complying with these covenants may also cause Ryerson Holding to take actions that are not favorable to holders of the notes and may make it more difficult for us to successfully execute our business strategy and compete against companies that are not subject to such restrictions.

The terms of the Ryerson Credit Facility require that, in the event availability under the facility declines to a certain level, we maintain a minimum fixed charge coverage ratio at the end of each fiscal quarter. Total credit availability is limited by the amount of eligible accounts receivable and inventory pledged as collateral under the agreement insofar as the Company is subject to a borrowing base comprised of the aggregate of these two amounts, less applicable reserves. As of June 30, 2010, total credit availability was $335 million based upon eligible accounts receivable and inventory pledged as collateral.

Additionally, subject to certain exceptions, the indenture governing the Ryerson Notes restricts its ability to pay us dividends to the extent of 50% of future net income, once prior losses are offset. Future net income is defined in the indenture governing the notes as net income adjusted for, among other things, the inclusion of dividends from joint ventures actually received in cash by Ryerson, and the exclusion of: (i) all extraordinary gains or losses; (ii) a certain portion of net income allocable to minority interest in unconsolidated persons or investments in unrestricted subsidiaries; (iii) gains or losses in respect of any asset sale on an after tax basis; (iv) the net income from any disposed or discontinued operations or any net gains or losses on disposed or discontinued operations, on an after-tax basis; (v) any gain or loss realized as a result of the cumulative effect of a change in accounting principles; (vi) any fees and expenses paid in connection with the issuance of Ryerson’s notes; (vii) non-cash compensation expense incurred with any issuance of equity interest to an employee; and (viii) any net after-tax gains or losses attributable to the early extinguishment of debt. Our future indebtedness may contain covenants more restrictive in certain respects than the restrictions contained in the Ryerson Credit Facility and the indenture governing the notes. Operating results below current levels or other adverse factors, including a significant increase in interest rates, could result in our being unable to comply with financial covenants that are contained in the Ryerson Credit Facility or that may be contained in any future indebtedness. If our indebtedness is in default for any reason, our business, financial condition and results of operations could be materially and adversely affected. In addition, complying with these covenants may also cause us to take actions that are not favorable to holders of the notes and may make it more difficult for us to successfully execute our business strategy and compete against companies that are not subject to such restrictions.

Ryerson Holding may be unable to purchase the notes upon a change of control.

Upon a change of control, Ryerson Holding may be required to redeem or offer to purchase all of the notes then outstanding for cash at prices specified under “Description of the Exchange Notes,” plus accrued and unpaid additional interest, if any. If a change of control were to occur, Ryerson Holding may not have sufficient funds to pay the redemption price or change of control purchase price and Ryerson Holding may be required to secure third-party financing to do so. However, Ryerson Holding may not be able to obtain such financing on commercially reasonable terms, on terms acceptable to us or at all. Our existing and future indebtedness may also contain restrictions on Ryerson Holding’s ability to repurchase the notes upon certain events, including transactions that could constitute a change of control under the Indenture. Ryerson Holding’s failure to repurchase the notes upon a change of control would constitute an event of default under the Indenture and would have a material adverse effect on our business, financial condition, results of operations or cash flows.

The change of control provision in the Indenture may not protect you in the event Ryerson Holding consummates a highly leveraged transaction, reorganization, restructuring, merger or other similar transaction, unless such transaction constitutes a change of control under the Indenture. Such a transaction may not involve a change in voting power or beneficial ownership or, even if it does, may not involve a change of the magnitude required under the definition of change of control triggering event in the Indenture to trigger Ryerson Holding’s obligation to repurchase the notes. Except as described above, the Indenture does not contain provisions that permit the holders of the notes to require Ryerson Holding to repurchase or redeem the notes in an event of a recapitalization or similar transaction.

If we file a bankruptcy petition, or if a bankruptcy petition is filed against us, you may receive a lesser amount for your claim under the notes than you would have been entitled to receive under the Indenture.

If we file a bankruptcy petition under the United States Bankruptcy Code, or if such a bankruptcy petition is filed against us, your claim against us for the principal amount of your exchange notes may be limited to an amount equal to:

•	the original issue price for the notes; and

•	the portion of original issue discount that does not constitute “unmatured interest” for purposes of the United States Bankruptcy Code.

Any original issue discount that was not amortized as of the date of any bankruptcy filing would constitute unmatured interest. Accordingly, under these circumstances, you may receive a lesser amount than you would have been entitled to receive under the terms of the Indenture, even if sufficient funds are available.

An active trading market for the exchange notes may not develop, and the absence of an active trading market and other factors may adversely impact the price of the exchange notes.

The exchange notes are a new issue of securities for which there is currently no public market, and no active trading market might ever develop. To the extent that an active trading market does not develop, the liquidity and trading prices for the exchange notes may be adversely affected. If the exchange notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, the price, our performance and other factors. In addition, a downgrade of our credit ratings by any credit rating agencies could impact the price at which the exchange notes trade. Our credit ratings will be subject to regular review. We have no plans to list the exchange notes on a securities exchange. We have been advised by the initial purchasers that they presently intend to make a market in the exchange notes. However, the initial purchasers are not obligated to do so. Any market-making activity, if initiated, may be discontinued at any time, for any reason or for no reason, without notice. If the initial purchasers cease to act as market maker for the exchange notes, we cannot assure you that another firm or person will make a market in the exchange notes. The liquidity of any market for the exchange notes will depend upon the number of holders of the exchange notes, our results of operations and financial condition, the market for similar securities, the interest of securities dealers in making a market in the exchange notes and other factors. An active or liquid trading market for the exchange notes may not develop.

The trading price of the notes may be volatile.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. Any such disruptions could adversely affect the prices at which you may sell your notes. In addition, subsequent to their initial issuance, the notes may trade at a discount from the initial offering price of the notes, depending on the prevailing interest rates, the market for similar notes, our performance and other factors, many of which are beyond our control.

An adverse rating of the notes may cause their trading price to fall.

If a rating agency rates the notes, it may assign a rating that is lower than expected. Ratings agencies also may lower ratings on the notes in the future. If rating agencies assign a lower-than-expected rating or reduce, or indicate that they may reduce, their ratings in the future, the trading price of the notes could significantly decline. These ratings may also affect our ability to raise debt. Any downgrading of the notes or our debt may affect the cost and terms and conditions of our financings.

Risks Associated with the Exchange Offer

You may not be able to sell your original notes if you do not exchange them for registered exchange notes in the exchange offer.

If you do not exchange your original notes for exchange notes in the exchange offer, your original notes will continue to be subject to the restrictions on transfer as stated in the legends on the original notes. In general, you may not offer, sell or otherwise transfer the original notes in the United States unless they are:

•	registered under the Securities Act;

•	offered or sold under an exemption from the Securities Act and applicable state securities laws; or

•	offered or sold in a transaction not subject to the Securities Act and applicable state securities laws.

Currently, we do not anticipate that we will register the original notes under the Securities Act. Except for limited instances involving the initial purchasers or holders of original notes who are not eligible to participate in the exchange offer or who receive freely transferable exchange notes in the exchange offer, we will not be under any obligation to register the original notes under the Securities Act under the registration rights agreement or otherwise. Also, if the exchange offer is completed on the terms and within the time period contemplated by this prospectus, additional interest will not be payable on your original notes.

Your ability to sell your original notes may be significantly more limited and the price at which you may be able to sell your original notes may be significantly lower if you do not exchange them for registered exchange notes in the exchange offer.

To the extent that original notes are exchanged in the exchange offer, the trading market for the original notes that remain outstanding may be significantly more limited. As a result, the liquidity of the original notes not tendered for exchange in the exchange offer could be adversely affected. The extent of the market for original notes will depend upon a number of factors, including the number of holders of original notes remaining outstanding and the interest of securities firms in maintaining a market in the original notes. An issue of securities with a similar outstanding market value available for trading, which is called the “float,” may command a lower price than would be comparable to an issue of securities with a greater float. As a result, the market price for original notes that are not exchanged in the exchange offer may be affected adversely to the extent that original notes exchanged in the exchange offer reduce the float. The reduced float also may make the trading price of the original notes that are not exchanged more volatile.

There are state securities law restrictions on the resale of the exchange notes.

In order to comply with the securities laws of certain jurisdictions, the exchange notes may not be offered or resold by any holder, unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and the requirements of such exemption have been satisfied.

Currently, we do not intend to register or qualify the resale of the exchange notes in any such jurisdictions. However, generally an exemption is available for sales to registered broker-dealers and certain institutional buyers. Other exemptions under applicable state securities laws also may be available.

Some holders who exchange their original notes may be deemed to be underwriters.

If you exchange your original notes in the exchange offer for the purpose of participating in a distribution of the exchange notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

We will not accept your original notes for exchange if you fail to follow the exchange offer procedures and, as a result, your original notes will continue to be subject to existing transfer restrictions and you may not be able to sell your original notes.

We will issue exchange notes as part of the exchange offer only after a timely receipt of your original notes, a properly completed and duly executed letter of transmittal and all other required documents. Therefore, if you want to tender your original notes, please allow sufficient time to ensure timely delivery. If we do not receive your original notes, letter of transmittal and other required documents by the expiration date of the exchange offer, we will not accept your original notes for exchange. We are under no duty to give notification of defects or irregularities with respect to the tenders of original notes for exchange. If there are defects or irregularities with respect to your tender of original notes, we will not accept your original notes for exchange. See “The Exchange Offer.”

Risks Relating to Our Business

We service industries that are highly cyclical, and any downturn in our customers’ industries could reduce our sales and profitability. The economic downturn has reduced demand for our products and may continue to reduce demand until an economic recovery.

Many of our products are sold to industries that experience significant fluctuations in demand based on economic conditions, energy prices, seasonality, consumer demand and other factors beyond our control. These industries include manufacturing, electrical products and transportation. We do not expect the cyclical nature of our industry to change.

The U.S. economy entered an economic recession in December 2007, which spread to many global markets in 2008 and 2009 and affected Ryerson and other metals service centers. In late 2008 and 2009, the metals industry, including Ryerson and other service centers, felt additional effects of the worsening recession and the impact of the credit market disruption. These events contributed to a rapid decline in both demand for our products and pricing levels for those products. The Company has implemented a number of actions to conserve cash, reduce costs and strengthen its competitiveness, including curtailing non-critical capital expenditures, initiating headcount reductions and reductions of certain employee benefits, among other actions. However, there can be no assurance that these actions, or any others that the Company may take in response to further deterioration in economic and financial conditions, will be sufficient.

The volatility of the market could result in a material impairment of goodwill.

We evaluate goodwill on an annual basis and whenever events or changes in circumstances indicate potential impairment. Events or changes in circumstances that could trigger an impairment review include significant underperformance relative to our historical or projected future operating results, significant changes in the manner or the use of our assets or the strategy for our overall business, and significant negative industry or economic trends. We test for impairment of goodwill by calculating the fair value of a reporting unit using an income approach based on discounted future cash flows. Under this method, the fair value of each reporting unit is estimated based on expected future economic benefits discounted to a present value at a rate of return commensurate with the risk associated with the investment. Projected cash flows are discounted to present value using an estimated weighted average cost of capital, which considers both returns to equity and debt investors. The income approach is subject to a comparison for reasonableness to a market approach at the date of valuation. Significant changes in any one of the assumptions made as part of our analysis, which could occur as a result of actual events, or further declines in the market conditions for our products, could significantly impact our impairment analysis. An impairment charge, if incurred, could be material.

The global financial and banking crises have caused a lack of credit availability that has limited and may continue to limit the ability of our customers to purchase our products or to pay us in a timely manner.

In climates of global financial and banking crises, such as those we are currently experiencing, the ability of our customers to maintain credit availability has become more challenging. In particular, the financial viability of many of our customers is threatened, which may impact their ability to pay us amounts due, further affecting our financial condition and results of operations.

The metals distribution business is very competitive and increased competition could reduce our gross margins and net income.

The principal markets that we serve are highly competitive. The metals distribution industry is fragmented and competitive, consisting of a large number of small companies and a few relatively large companies. Competition is based principally on price, service, quality, production capabilities, inventory availability and timely delivery. Competition in the various markets in which we participate comes from companies of various sizes, some of which have greater financial resources than we have and some of which have more established brand names in the local markets served by us. Increased competition could force us to lower our prices or to offer increased services at a higher cost, which could reduce our profitability.

The economic downturn has reduced metals prices. Though prices have recently started rising, we cannot assure you that prices will continue to rise. Changing metals prices may have a significant impact on our liquidity, net sales, gross margins, operating income and net income.

The metals industry as a whole is cyclical and, at times, pricing and availability of metal can be volatile due to numerous factors beyond our control, including general domestic and international economic conditions, labor costs, sales levels, competition, levels of inventory held by other metals service centers, consolidation of metals producers, higher raw material costs for the producers of metals, import duties and tariffs and currency exchange rates. This volatility can significantly affect the availability and cost of materials for us.

We, like many other metals service centers, maintain substantial inventories of metal to accommodate the short lead times and just-in-time delivery requirements of our customers. Accordingly, we purchase metals in an effort to maintain our inventory at levels that we believe to be appropriate to satisfy the anticipated needs of our customers based upon historic buying practices, contracts with customers and market conditions. When metals prices decline, as they did in 2008 and 2009, customer demands for lower prices and our competitors’ responses to those demands could result in lower sale prices and, consequently, lower margins as we use existing metals inventory. Notwithstanding recent price increases, metals prices may decline in 2010, and declines in those prices or further reductions in sales volumes could adversely impact our ability to maintain our liquidity and to remain in compliance with certain financial covenants under the Ryerson Credit Facility, as well as result in us incurring inventory or goodwill impairment charges. Changing metals prices therefore could significantly impact our liquidity, net sales, gross margins, operating income and net income.

We may not be able to generate sufficient cash to service all of our indebtedness.

Our ability to make payments on our indebtedness depends on our ability to generate cash in the future. Our outstanding notes, the Ryerson Credit Facility and our other outstanding indebtedness are expected to account for significant cash interest expenses. Accordingly, we will have to generate significant cash flows from operations to meet our debt service requirements. If we do not generate sufficient cash flow to meet our debt service and working capital requirements, we may be required to sell assets, seek additional capital, reduce capital expenditures, restructure or refinance all or a portion of our existing indebtedness, or seek additional financing. Moreover, insufficient cash flow may make it more difficult for us to obtain financing on terms that are acceptable to us, or at all. Furthermore, Platinum has no obligation to provide us with debt or equity financing and we therefore may be unable to generate sufficient cash to service all of our indebtedness.

Because a substantial portion of our indebtedness bears interest at rates that fluctuate with changes in certain prevailing short-term interest rates, we are vulnerable to interest rate increases.

A substantial portion of our indebtedness, including the Ryerson Credit Facility and the 2014 Notes, bears interest at rates that fluctuate with changes in certain short-term prevailing interest rates. As of June 30, 2010, Ryerson Holding’s subsidiaries had approximately $102.9 million of floating rate debt under the 2014 Notes and approximately $410.0 million of outstanding borrowings under the Ryerson Credit Facility, with an additional $335 million available for borrowing under such facility. Assuming a consistent level of debt, a 100 basis point change in the interest rate on our floating rate debt effective from the beginning of the year would increase or decrease the fiscal 2010 interest expense under the Ryerson Credit Facility and the 2014 Notes by approximately $5.1 million on an annual basis. We use derivative financial instruments to manage a portion of the potential impact of our interest rate risk. To some extent, derivative financial instruments can protect against increases in interest rates, but they do not provide complete protection over the long term. If interest rates increase dramatically, we could be unable to service our debt which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We may not be able to sustain the annual cost savings realized as part of our recent cost reduction initiatives.

Since 2007, we have implemented approximately $180 million of what we believe are permanent cost savings on an annualized basis. The cost savings have come primarily as a result of the following initiatives: decentralization of our operations, process improvements in inventory management, closure of under-performing facilities and reduction in our North American headcount. We may not be able to sustain all, or any part, of these cost savings on an annual basis in the future, which could have an adverse effect on our business, financial condition, results of operations and cash flows.

We may not be able to successfully consummate and complete the integration of future acquisitions, and if we are unable to do so, we may be unable to increase our growth rates.

We have grown through a combination of internal expansion, acquisitions and joint ventures. We intend to continue to grow through selective acquisitions, but we may not be able to identify appropriate acquisition candidates, obtain financing on satisfactory terms, consummate acquisitions or integrate acquired businesses effectively and profitably into our existing operations. Restrictions contained in the agreements governing our notes, the Ryerson Credit Facility or our other existing or future debt may also inhibit our ability to make certain investments, including acquisitions and participations in joint ventures.

Our future success will depend on our ability to complete the integration of these future acquisitions successfully into our operations. After any acquisition, customers may choose to diversify their supply chains to reduce reliance on a single supplier for a portion of their metals needs. We may not be able to retain all of our and an acquisition’s customers, which may adversely affect our business and sales. Integrating acquisitions, particularly large acquisitions, requires us to enhance our operational and financial systems and employ additional qualified personnel, management and financial resources, and may adversely affect our business by diverting management away from day-to-day operations. Further, failure to successfully integrate acquisitions may adversely affect our profitability by creating significant operating inefficiencies that could increase our operating expenses as a percentage of sales and reduce our operating income. In addition, we may not realize expected cost savings from acquisitions, which may also adversely affect our profitability.

We may not be able to retain or expand our customer base if the North American manufacturing industry continues to erode through moving offshore or through acquisition and merger or consolidation activity in our customers’ industries.

Our customer base primarily includes manufacturing and industrial firms. Some of our customers operate in industries that are undergoing consolidation through acquisition and merger activity; some are considering or have considered relocating production operations overseas or outsourcing particular functions overseas; and some customers have closed as they were unable to compete successfully with overseas competitors. Our facilities are predominately located in the United States and Canada. To the extent that our customers cease U.S. operations, relocate or move operations overseas to regions in which we do not have a presence, we could lose their business. Acquirers of manufacturing and industrial firms may have suppliers of choice that do not include us, which could impact our customer base and market share.

Certain of our operations are located outside of the United States, which subjects us to risks associated with international activities.

Certain of our operations are located outside of the United States, primarily in Canada, China, and Mexico. We are subject to the Foreign Corrupt Practices Act (“FCPA”), which generally prohibits U.S. companies and their intermediaries from making corrupt payments to foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment, and requires companies to maintain adequate record-keeping and internal accounting practices to accurately reflect the transactions of the company. The FCPA applies to companies, individual directors, officers, employees and agents. Under the FCPA, U.S. companies may be held liable for actions taken by strategic or local partners or representatives. If we or our intermediaries fail to comply with the requirements of the FCPA, governmental authorities in the United States could seek to impose civil and/or criminal penalties, which could have a material adverse effect on our business, operations, financial conditions and cash flows.

Operating results may fluctuate depending on the season.

A portion of our customers experience seasonal slowdowns. Our sales in the months of July, November and December traditionally have been lower than in other months because of a reduced number of shipping days and holiday or vacation closures for some customers. Consequently, our sales in the first two quarters of the year are usually higher than in the third and fourth quarters.

Damage to our information technology infrastructure could harm our business.

The unavailability of any of our computer-based systems for any significant period of time could have a material adverse effect on our operations. In particular, our ability to manage inventory levels successfully largely depends on the efficient operation of our computer hardware and software systems. We use management information systems to track inventory information at individual facilities, communicate customer information and aggregate daily sales, margin and promotional information. Difficulties associated with upgrades, installations of major software or hardware, and integration with new systems could have a material adverse effect on results of operations. We will be required to expend substantial resources to integrate our information systems with the systems of companies we have acquired. The integration of these systems may disrupt our business or lead to operating inefficiencies. In addition, these systems are vulnerable to, among other things, damage or interruption from fire, flood, tornado and other natural disasters, power loss, computer system and network failures, operator negligence, physical and electronic loss of data, or security breaches and computer viruses.

Any significant work stoppages can harm our business.

As of July 31, 2010, we employed approximately 3,600 persons in North America and 560 persons in China. Our North American workforce was comprised of approximately 1,850 office employees and approximately 1,750 plant employees. Forty-two percent of our plant employees were members of various unions, including the

United Steel Workers and the International Brotherhood of Teamsters unions. Our relationship with the various unions has generally been good. There has been one work stoppage over the last five years: a strike by the members of the International Brotherhood of Teamsters Local #938, a union covering 81 individuals, at the Toronto (Integris) facility, which began on July 6, 2004, and ended when a settlement was reached on October 31, 2004. On January 31, 2006, the agreement with the joint United Steelworkers and the International Brotherhood of Teamsters unions, which represent approximately 540 employees at three Chicago area facilities, expired. The membership of the joint unions representing the Chicago-area employees initiated a week-long strike on March 6, 2006. On July 9, 2006, the joint United Steelworkers and Teamster unions representing the Chicago-area employees ratified a three-year collective bargaining agreement, lasting through March 31, 2009.

In 2007, we reached agreement on the renewal of 10 collective bargaining agreements covering 374 employees. Six collective bargaining agreements expired in 2008, a year in which we reached agreement on the renewal of four contracts covering 53 employees. Two contracts covering 52 employees were extended into 2009. We reached agreement in 2009 on one of the extended contracts covering 45 employees and the single remaining contract from 2008, covering approximately seven persons, remains on an extension. In addition, negotiations over a new collective bargaining agreement at a newly certified location employing four persons began in late 2008 and was concluded in 2009. Nine contracts covering 339 persons were scheduled to expire in 2009. We reached agreement on the renewal of eight contracts covering approximately 258 persons and one contract covering approximately 81 persons has been extended. Of the seven contracts scheduled to expire in 2010 covering approximately 85 persons, we reached agreement on the renewal of five collective bargaining agreements covering 61 persons. We may not be able to negotiate extensions of these agreements or new agreements prior to their expiration date. As a result, we may experience additional labor disruptions in the future. A widespread work stoppage could have a material adverse effect on our results of operations, financial position and cash flows if it were to last for a significant period of time.

Certain employee retirement benefit plans are underfunded and the actual cost of those benefits could exceed current estimates, which would require us to fund the shortfall.

As of December 31, 2009, our pension plan had an unfunded liability of $323 million. Our actual costs for benefits required to be paid may exceed those projected and future actuarial assessments to the extent that those costs exceed the current assessment. Under those circumstances, the adjustments required to be made to our recorded liability for these benefits could have a material adverse effect on our results of operations and financial condition and cash payments to fund these plans could have a material adverse effect on our cash flows. We may be required to make substantial future contributions to improve the plan’s funded status, which may have a material adverse effect on our results of operations, financial condition or cash flows.

Future funding for postretirement employee benefits other than pensions also may require substantial payments from current cash flow.

We provide postretirement life insurance and medical benefits to approximately half of our employees. Our unfunded postretirement benefit obligation as of December 31, 2009 was $174 million. Our actual costs for benefits required to be paid may exceed those projected and future actuarial assessments to the extent that those costs exceed the current assessment. Under those circumstances, the adjustments required to be made to our recorded liability for these benefits could have a material adverse effect on our results of operations and financial condition and cash payments to fund these plans could have a material adverse effect on our cash flows.

Any prolonged disruption of our processing centers could harm our business.

We have dedicated processing centers that permit us to produce standardized products in large volumes while maintaining low operating costs. Any prolonged disruption in the operations of any of these facilities, whether due to labor or technical difficulties, destruction or damage to any of the facilities or otherwise, could materially adversely affect our business and results of operations.

If we are unable to retain and attract management and key personnel, it may adversely affect our business.

We believe that our success is due, in part, to our experienced management team. Losing the services of one or more members of our management team could adversely affect our business and possibly prevent us from improving our operational, financial and information management systems and controls. In the future, we may need to retain and hire additional qualified sales, marketing, administrative, operating and technical personnel, and to train and manage new personnel. Our ability to implement our business plan is dependent on our ability to retain and hire a large number of qualified employees each year. If we are unable to hire sufficient qualified personnel, it could have a material adverse effect on our business, results of operations and financial condition.

Our existing international operations and potential joint ventures may cause us to incur costs and risks that may distract management from effectively operating our North American business, and such operations or joint ventures may not be profitable.

We maintain foreign operations in China. International operations are subject to certain risks inherent in conducting business in foreign countries, including price controls, exchange controls, limitations on participation in local enterprises, nationalization, expropriation and other governmental action, and changes in currency exchange rates. While we believe that our current arrangements with local partners provide us with experienced business partners in foreign countries, events or issues, including disagreements with our partners, may occur that require attention of our senior executives and may result in expenses or losses that erode the profitability of our foreign operations or cause our capital investments abroad to be unprofitable.

Lead time and the cost of our products could increase if we were to lose one of our primary suppliers.

If, for any reason, our primary suppliers of aluminum, carbon steel, stainless steel or other metals should curtail or discontinue their delivery of such metals in the quantities needed and at prices that are competitive, our business could suffer. The number of available suppliers could be reduced by factors such as industry consolidation and bankruptcies affecting steel and metal producers. For the year ended December 31, 2009, our top 25 suppliers represented approximately 78% of our purchases, and our largest supplier accounted for approximately 15% of our purchases. We could be significantly and adversely affected if delivery were disrupted from a major supplier. If, in the future, we were unable to obtain sufficient amounts of the necessary metals at competitive prices and on a timely basis from our traditional suppliers, we may not be able to obtain such metals from alternative sources at competitive prices to meet our delivery schedules, which could have a material adverse effect on our sales and profitability.

We could incur substantial costs in order to comply with, or to address any violations or liability under, environmental, health and safety laws that could significantly increase our operating expenses and reduce our operating income.

Our operations are subject to various environmental, health and safety statutes and regulations, including laws and regulations governing materials we use. In addition, certain of our operations are subject to foreign, federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid and hazardous wastes and remediation of contaminated soil, surface waters and groundwater. Failure to maintain or achieve compliance with these laws and regulations or with the permits required for our operations could result in substantial operating costs and capital expenditures, in addition to fines and civil or criminal sanctions, third party claims for property damage or personal injury, worker’s compensation or personal injury claims, cleanup costs or temporary or permanent discontinuance of operations. Certain of our facilities are located in industrial areas, have a history of heavy industrial use and have been in operation for many years and, over time, we and other predecessor operators of these facilities have generated, used, handled and disposed of hazardous and other regulated wastes. Environmental liabilities could exist, including cleanup obligations at these facilities or at off-site locations where materials from our operations were disposed of, which could result in future expenditures that cannot be currently quantified and which could have a material adverse effect on our financial position, results of operations or cash flows. Future changes to environmental, health and safety laws or regulations, including those related to climate change, could result in material liabilities and costs, constrain operations or make such operations more costly for us, our suppliers and our customers.

We may not be able to generate sufficient cash to service all of our indebtedness.

Our ability to make payments on our indebtedness depends on our ability to generate cash in the future. Our outstanding notes, the Ryerson Credit Facility and our other outstanding indebtedness are expected to account for significant cash interest expenses. Accordingly, we will have to generate significant cash flows from operations to meet our debt service requirements. If we do not generate sufficient cash flow to meet our debt service and working capital requirements, we may be required to sell assets, seek additional capital, reduce capital expenditures, restructure or refinance all or a portion of our existing indebtedness, or seek additional financing. Moreover, insufficient cash flow may make it more difficult for us to obtain financing on terms that are acceptable to us, or at all. Furthermore, Platinum has no obligation to provide us with debt or equity financing and we therefore may be unable to generate sufficient cash to service all of our indebtedness.

Because a substantial portion of our indebtedness bears interest at rates that fluctuate with changes in certain prevailing short-term interest rates, we are vulnerable to interest rate increases.

A substantial portion of our indebtedness, including the Ryerson Credit Facility and the 2014 Notes, bears interest at rates that fluctuate with changes in certain short-term prevailing interest rates. As of June 30, 2010, Ryerson Holding’s subsidiaries had approximately $102.9 million of floating rate debt under the 2014 Notes and approximately $410.0 million of outstanding borrowings under the Ryerson Credit Facility, with an additional $335 million available for borrowing under such facility. Assuming a consistent level of debt, a 100 basis point change in the interest rate on our floating rate debt effective from the beginning of the year would increase or decrease our fiscal 2010 interest expense under the Ryerson Credit Facility and the 2014 Notes by approximately $5.1 million on an annual basis. We use derivative financial instruments to manage a portion of the potential impact of our interest rate risk. To some extent, derivative financial instruments can protect against increases in interest rates, but they do not provide complete protection over the long term. If interest rates increase dramatically, we could be unable to service our debt which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We are subject to litigation that could strain our resources and distract management.

From time to time, we are involved in a variety of claims, lawsuits and other disputes arising in the ordinary course of business. These suits concern issues including product liability, contract disputes, employee-related matters and personal injury matters. It is not feasible to predict the outcome of all pending suits and claims, and the ultimate resolution of these matters as well as future lawsuits could have a material adverse effect on our business, financial condition, results of operations or cash flows or reputation.

We may face product liability claims that are costly and create adverse publicity.

If any of the products that we sell cause harm to any of our customers, we could be exposed to product liability lawsuits. If we were found liable under product liability claims, we could be required to pay substantial monetary damages. Further, even if we successfully defended ourself against this type of claim, we could be forced to spend a substantial amount of money in litigation expenses, our management could be required to spend valuable time in the defense against these claims and our reputation could suffer, any of which could harm our business.

We are controlled by a single investor group and its interest as an equity holder may conflict with yours as a creditor.

Platinum owns 99% of the issued and outstanding capital stock of Ryerson Holding, which owns 100% of the issued and outstanding capital stock of Ryerson Inc. As a result, Platinum controls matters such as the election of all of the members of our board of directors, amendments to our organizational documents, or the approval of any mergers, tender offers, sales of assets or other major corporate transactions.

The interests of Platinum may not in all cases be aligned with your interests as a holder of the notes. For example, Platinum could cause us to make acquisitions that increase the amount of the indebtedness that is secured or senior to the notes or to sell revenue-generating assets, impairing our ability to make payments under the notes. Additionally, Platinum is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Accordingly, Platinum may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. In addition, Platinum may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its equity investment, even though such transactions might involve risks to you as a holder of our notes.

Our risk management strategies may result in losses.

From time to time, we may use fixed-price and/or fixed-volume supplier contracts to offset contracts with customers. Additionally, we may use foreign exchange contracts and interest rate swaps to hedge Canadian dollar and floating rate debt exposures. These risk management strategies pose certain risks, including the risk that losses on a hedge position may exceed the amount invested in such instruments. Moreover, a party in a hedging transaction may be unavailable or unwilling to settle our obligations, which could cause us to suffer corresponding losses. A hedging instrument may not be effective in eliminating all of the risks inherent in any particular position. Our profitability may be adversely affected during any period as a result of use of such instruments.

We may be adversely affected by currency fluctuations in the U.S. dollar versus the Canadian dollar and the Chinese renminbi.

We have significant operations in Canada which incur the majority of their metal supply costs in U.S. dollars but earn the majority of their sales in Canadian dollars. Additionally, we have significant assets in China. We may from time to time experience losses when the value of the U.S. dollar strengthens against the Canadian dollar or the Chinese renminbi, which could have a material adverse effect on our results of operations. In addition, we will be subject to translation risk when we consolidate our Canadian and Chinese subsidiaries’ net assets into our balance sheet. Fluctuations in the value of the U.S. dollar versus the Canadian dollar or Chinese renminbi could reduce the value of these assets as reported in our financial statements, which could, as a result, reduce our stockholders’ equity.

USE OF PROCEEDS

We will not receive any proceeds from the issuance of exchange notes in the exchange offer. The exchange notes will evidence the same debt as the original notes tendered in exchange for the exchange notes. Accordingly, the issuance of the exchange notes will not result in any change in our indebtedness.

We used the net proceeds from the issuance of the original notes to (i) pay a cash dividend to Ryerson Holding stockholders and (ii) pay fees in connection with this offering and related expenses.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

On January 29, 2010, we sold the original notes in a transaction exempt from registration under the Securities Act. Accordingly, the original notes may not be reoffered, resold or otherwise transferred in the United States, unless so registered or unless an exemption from the Securities Act registration requirements is available. Pursuant to the registration rights agreement entered into with the initial purchasers of the original notes, we agreed, for the benefit of holders of the original notes, to use our commercially reasonable efforts to:

•

no later than 270 days after the original issue date of the original notes, or October 26, 2010, file a registration statement with the SEC with respect to a registered offer to exchange the original notes for exchange notes that will be issued under the same indenture, in the same aggregate principal amount as and with terms that are substantially identical in all material respects to the original notes, except that they will not contain terms with respect to transfer restrictions and cause such registration statement to become effective at the earliest practicable time;

•

have the exchange offer registration statement remain effective under the Securities Act until the earlier of 180 days after the effective date of the exchange offer registration statement and the date on which broker-dealers that receive exchange notes for their own account in exchange for original notes, where such original notes were acquired by such broker-dealers as a result of market-making activities or other trading activities, which broker-dealers we refer to herein as the “Participating Broker-Dealers”, are no longer required to deliver a prospectus in connection with market-making or other trading activities; and

•	complete the exchange offer no later than February 23, 2011.

For each original note tendered to us pursuant to the exchange offer, we will issue to the holder of such original note an exchange note having a principal amount at maturity equal to that of the surrendered original note. Interest on each exchange note will accrue:

(1)	from the later of:

•	the last interest payment date on which interest was paid on the note surrendered in exchange therefore; or

•

if the note is surrendered for exchange on a date in a period which includes the record date for an interest payment date to occur on or after the date of such exchange and as to which interest will be paid, the date of such interest payment date; or

(2)	if no interest has been paid on such note, from the original issue date.

This exchange offer satisfies our obligations under the registration rights agreement.

Under existing SEC interpretations, contained in several no-action letters to third parties, the exchange notes (and the related guarantees) will be freely transferable by holders (other than affiliates of the issuer) after the exchange offer free of any covenant regarding registration under the Securities Act; provided, however, that each holder that wishes to exchange its original notes for exchange notes will be required to represent:

•	that any exchange notes to be received by it will be acquired in the ordinary course of its business;

•

that at the time of the commencement and consummation of the exchange offer it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes in violation of the Securities Act;

•	that it is not our “affiliate” (as defined in Rule 405 promulgated under the Securities Act);

•	if such holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of exchange notes; and

•

if such holder is a broker-dealer, or a Participating Broker-Dealer, that will receive exchange notes for its own account in exchange for notes that were acquired as a result of market-making or other trading activities, that it will deliver a prospectus in connection with any resale of such exchange notes.

The SEC has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to the exchange notes (other than a resale of an unsold allotment from the original sale of the exchange notes) with the prospectus contained in the exchange offer registration statement.

Under the registration rights agreement, we have agreed to furnish upon written request, during the period required by the Securities Act, a prospectus meeting the requirements of the Securities Act for use by Participating Broker-Dealers for use in connection with any resale of exchange notes.

Shelf Registration Statement

In the event that:

(1)	changes in applicable law or SEC policy do not permit us to effect the exchange offer;

(2)	for any reason the exchange offer is not completed on or prior to February 23, 2011; or

(3)	with respect to any holder of original notes, (i) such holder is prohibited by applicable law or SEC policy from participating in the exchange offer, (ii) such holder may not sell the exchange notes acquired by it in the exchange offer without delivering a prospectus and the prospectus contained in the exchange offer registration statement is not appropriate for such resales by such holder or (iii) such holder is a broker-dealer and holds original notes acquired directly from us or one of our affiliates, upon such holder’s request, which must be delivered no later than the 20th day following consummation of the exchange offer;

then in each case, we will, at our sole expense, (a) as soon as practicable, but, in no event later than the later of (x) October 26, 2010 and (y) 90 days after such filing obligation arises (or if such 90th day is not a business day, the next succeeding business day), file a shelf registration statement covering resales of the original notes (the “Shelf Registration Statement”), (b) use our commercially reasonable efforts to cause the Shelf Registration to be declared effective by the SEC on or before the 180th day after such filing obligation arises (or if such 180th day is not a business day, the next succeeding business day) and (c) keep effective the Shelf Registration Statement until the earlier of two years after the effective date of the Shelf Registration Statement or such time as all of the applicable notes have been sold thereunder.

We will, in the event a Shelf Registration Statement is filed, among other things, provide to each holder for whom such Shelf Registration Statement was filed copies of the prospectus which is a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement has become effective and take certain other actions as are required to permit unrestricted resales of the original notes. A holder selling such original notes pursuant to the Shelf Registration Statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such holder (including certain indemnification obligations).

Additional Interest

If we fail to meet the obligations listed above, then additional interest (the “Additional Interest”) shall become payable in respect of the exchange notes if:

(A) neither the exchange offer registration statement nor the Shelf Registration Statement is filed with the SEC on or before October 26, 2010, in the case of the exchange offer registration statement, or the later of October 26, 2010 and 90 days after such filing obligation arises (or if such 90th day is not a business day, the next succeeding business day) in the case of the Shelf Registration Statement;

(B) the Shelf Registration has not been declared effective by the SEC on or before the 180th day after such filing obligation arises (or if such 180th day is not a business day, the next succeeding business day);

(C) the exchange offer has not been completed on or before February 23, 2011; or

(D) the exchange offer registration statement or the Shelf Registration Statement is filed and declared effective by the SEC and thereafter ceases to be effective or fails to be usable for its intended purpose during the periods required under the registration rights agreement without being succeeded immediately by a post-effective amendment to such Shelf Registration Statement that cures such failure and that is itself immediately declared effective (each, a “Registration Default”), then the Company will pay Additional Interest to each holder of the notes, with respect to the first 90-day period immediately following the occurrence of the first Registration Default in an amount equal to one quarter of one percent (0.25%) per annum on the principal amount of the then Accreted Value held by such holder. The amount of the Additional Interest will increase by an additional one quarter of one percent (0.25%) per annum on the principal amount of the then Accreted Value with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount. Additional Interest for all Registration Defaults of 1.0% per annum. Any Additional Interest on the Notes will either be added to the Accreted Value of each Note or paid to you in cash on each Semi-Annual Accrual Date.

Expiration Date; Extensions; Termination; Amendments

The exchange offer expires on the expiration date. The expiration date is 5:00 p.m., New York City time, on                     , 2010, unless we, in our sole discretion, extend the period during which the exchange offer is open, in which event the expiration date is the latest time and date on which the exchange offer, as so extended by us, expires. We reserve the right to extend the exchange offer at any time and from time to time prior to the expiration date by giving written notice to Wells Fargo Bank, National Association, as the exchange agent, and by timely public announcement communicated in accordance with applicable law or regulation. During any extension of the exchange offer, all original notes previously tendered pursuant to the exchange offer and not validly withdrawn will remain subject to the exchange offer.

The exchange date will occur promptly after the expiration date. We expressly reserve the right to:

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terminate the exchange offer and not accept for exchange any original notes for any reason, including if any of the events set forth below under “—Conditions to the Exchange Offer” shall have occurred and shall not have been waived by us; and

•	amend the terms of the exchange offer in any manner, whether before or after any tender of the original notes.

If any such termination or amendment occurs, we will notify the exchange agent in writing and either will issue a press release or will give written notice to the holders of the original notes as promptly as practicable. Unless we terminate the exchange offer prior to 5:00 p.m., New York City time, on the expiration date, we will exchange the exchange notes for the original notes on the exchange date.

If we waive any material condition to the exchange offer, or amend the exchange offer in any material respect, and if at the time that notice of such waiver or amendment is first published, sent or given to holders of original notes in the manner specified above, the exchange offer is scheduled to expire at any time earlier than the expiration of a period ending on the fifth business day from, and including, the date that such notice is first so published, sent or given, then the exchange offer will be extended until the expiration of such five business day period.

This prospectus and the related letters of transmittal and other relevant materials will be mailed by us to record holders of original notes and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the lists of holders for subsequent transmittal to beneficial owners of original notes.

Each Participating Broker-Dealer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Terms of the Exchange Offer

We are offering, upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, to exchange $1,000 in principal amount of exchange notes for each $1,000 in principal amount of outstanding original notes, provided that no notes of $2,000 or less shall be accepted in part. We will accept for exchange any and all original notes that are validly tendered on or before 5:00 p.m., New York City time, on the expiration date. Tenders of the original notes may be withdrawn at any time before 5:00 p.m., New York City time, on the expiration date. The exchange offer is not conditioned upon any minimum principal amount of original notes being tendered for exchange. However, the exchange offer is subject to the terms of the registration rights agreement and the satisfaction of the conditions described under “—Conditions of the Exchange Offer.” Original notes may be tendered only in multiples of $1,000, provided that no notes of $2,000 or less shall be accepted in part. Holders of original notes may tender less than the aggregate principal amount represented by their original notes if they appropriately indicate this fact on the letter of transmittal accompanying the tendered original notes or indicate this fact pursuant to the procedures for book-entry transfer described below.

As of July 31, 2010, $483 million in aggregate principal amount at maturity of the original notes are outstanding. Solely for reasons of administration, we have fixed the close of business on                     , 2010 as the record date for purposes of determining the persons to whom this prospectus and the letter of transmittal will be mailed initially. Only a holder of the original notes, or the holder’s legal representative or attorney-in-fact, whose ownership is reflected in the records of Wells Fargo Bank, National Association, as registrar, or whose original notes are held of record by the depositary, may participate in the exchange offer. There will be no fixed record date for determining the eligible holders of the original notes who are entitled to participate in the exchange offer. We believe that, as of the date of this prospectus, no holder of notes is our “affiliate,” as defined in Rule 405 under the Securities Act.

We will be deemed to have accepted validly tendered original notes when, as and if we give oral or written notice of our acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders of original notes and for purposes of receiving the exchange notes from us. If any tendered original notes are not accepted for exchange because of an invalid tender or otherwise, certificates for the unaccepted original notes will be returned, without expense, to the tendering holder as promptly as practicable after the expiration date.

Holders of original notes do not have appraisal or dissenters’ rights under applicable law or the Indenture as a result of the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations under the Exchange Act, including Rule 14e-1.

Holders who tender their original notes in the exchange offer will not be required to pay brokerage commissions or fees or, provided that the instructions in the letter of transmittal are followed, transfer taxes with respect to the exchange of original notes under the exchange offer. We will pay all charges and expenses, other than transfer taxes in some circumstances, in connection with the exchange offer. See “—Solicitation of Tender; Expenses” for more information about the costs of the exchange offer.

We do not make any recommendation to holders of original notes as to whether to tender any of their original notes under the exchange offer. In addition, no one has been authorized to make any recommendation. Holders of original notes must make their own decision whether to participate in the exchange offer and, if the holder chooses to participate in the exchange offer, the aggregate principal amount of original notes to tender, after reading carefully this prospectus and the letter of transmittal and consulting with their advisors, if any, based on their own financial position and requirements.

How to Tender

The tender to us of original notes by you pursuant to one of the procedures set forth below will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth herein and in the applicable letter of transmittal.

General Procedures. A holder of an original note may tender the same by (i) properly completing and signing the applicable letter of transmittal or a facsimile thereof (all references in this prospectus to the letter of transmittal shall be deemed to include a facsimile thereof) and delivering the same, together with the certificate or certificates representing the original notes being tendered and any required signature guarantees (or a timely confirmation of a book-entry transfer, which we refer to herein as a Book-Entry Confirmation, pursuant to the procedure described below), to the exchange agent at its address set forth on the inside back cover of this prospectus on or prior to the expiration date or (ii) complying with the guaranteed delivery procedures described below.

If tendered original notes are registered in the name of the signer of the letter of transmittal and the exchange notes to be issued in exchange therefore are to be issued (and any untendered original notes are to be reissued) in the name of the registered holder, the signature of such signer need not be guaranteed. In any other case, the tendered original notes must be endorsed or accompanied by written instruments of transfer in form satisfactory to us and duly executed by the registered holder and the signature on the endorsement or instrument of transfer must be guaranteed by a firm, which we refer to herein as an Eligible Institution, that is a member of a recognized signature guarantee medallion program, which we refer to herein as an Eligible Program, within the meaning of Rule 17Ad-15 under the Exchange Act. If the exchange notes and/or original notes not exchanged are to be delivered to an address other than that of the registered holder appearing on the note register for the original notes, the signature on the letter of transmittal must be guaranteed by an Eligible Institution.

Any beneficial owner whose original notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender original notes should contact such holder promptly and instruct such holder to tender original notes on such beneficial owner’s behalf. If such beneficial owner wishes to tender such original notes himself, such beneficial owner must, prior to completing and executing the letter of transmittal and delivering such original notes, either make appropriate arrangements to register ownership of the original notes in such beneficial owner’s name or follow the procedures described in the immediately preceding paragraph. The transfer of record ownership may take considerable time.

Book-Entry Transfer. The exchange agent will make a request to establish an account with respect to the original notes at The Depository Trust Company, which we refer to herein as the Book-Entry Transfer Facility, for purposes of the exchange offer within two business days after receipt of this prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry deliver of original notes by causing the Book-Entry Transfer Facility to transfer such original notes into the exchange agent’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for transfer. However, although delivery of original notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the letter of transmittal, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the exchange agent at the address specified on the inside back cover page of this prospectus on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

The method of delivery of original notes and all other documents is at your election and risk. If sent by mail, we recommend that you use registered mail, return receipt requested, obtain proper insurance, and complete the mailing sufficiently in advance of the expiration date to permit delivery to the exchange agent on or before the expiration date.

Guaranteed Delivery Procedures.    If a holder desires to accept the exchange offer and time will not permit a letter of transmittal or original notes to reach the exchange agent before the expiration date, a tender may be effected if the exchange agent has received at its office listed on the inside back cover of this prospectus on or prior to the expiration date a letter or facsimile transmission from an Eligible Institution setting forth the name and address of the tendering holder, the names in which the original notes are registered, the principal amount of the original notes and, if possible, the certificate numbers of the original notes to be tendered, and stating that the tender is being made thereby and guaranteeing that within three business days after the date of execution of such letter or facsimile transmission by the Eligible Institution, the original notes, in proper form for transfer, will be delivered by such Eligible Institution together with a properly completed and duly executed letter of transmittal (and any other required documents). Unless original notes being tendered by the above-described method (or a timely Book-Entry Confirmation) are deposited with the exchange agent within the time period set forth above (accompanied or preceded by a properly completed letter of transmittal and any other required documents), we may, at our option, reject the tender. Copies of a Notice of Guaranteed Delivery that may be used by Eligible Institutions for the purposes described in this paragraph are being delivered with this prospectus and the related letter of transmittal.

A tender will be deemed to have been received as of the date when the tendering holder’s properly completed and duly signed letter of transmittal accompanied by the original notes (or a timely Book-Entry Confirmation) is received by the exchange agent. Issuances of exchange notes in exchange for original notes tendered pursuant to a Notice of Guaranteed Delivery or letter or facsimile transmission to similar effect (as provided above) by an Eligible Institution will be made only against deposit of the letter of transmittal (and any other required documents) and the tendered original notes (or a timely Book-Entry Confirmation).

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of original notes will be determined by us and our determination will be final and binding. We reserve the absolute right to reject any or all tenders not in proper form or the acceptances for exchange of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of the exchange offer or any defect or irregularities in tenders of any particular holder whether or not similar defects or irregularities are waived in the case of other holders. None of us, the exchange agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or shall incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the exchange offer (including the letters of transmittal and the instructions thereto) will be final and binding.

Terms and Conditions of the Letters of Transmittal

The letters of transmittal contain, among other things, the following terms and conditions, which are part of the exchange offer.

The party tendering original notes for exchange, whom we refer to herein as the “Transferor”, exchanges, assigns and transfers the original notes to us and irrevocably constitutes and appoints the exchange agent as the Transferor’s agent and attorney-in-fact to cause the original notes to be assigned, transferred and exchanged. The Transferor represents and warrants that it has full power and authority to tender, exchange, assign and transfer the original notes and that, when the same are accepted for exchange, we will acquire good and unencumbered title to the tendered original notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim. The Transferor also warrants that it will, upon request, execute and deliver any additional documents deemed by us to be necessary or desirable to complete the exchange, assignment and transfer of tendered original notes. The Transferor further agrees that acceptance of any tendered original notes by us and the issuance of exchange notes in exchange therefore shall constitute performance in full by us of our obligations under the registration rights agreement and that we shall have no further obligations or liabilities thereunder (except in certain limited circumstances). All authority conferred by the Transferor will survive the death or incapacity of the Transferor and every obligation of the Transferor shall be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of such Transferor.

Withdrawal Rights

Original notes tendered pursuant to the exchange offer may be withdrawn at any time prior to the expiration date. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the exchange agent at its address set forth on the inside back cover of this prospectus. Any such notice of withdrawal must specify the person named in the letter of transmittal as having tendered the original notes to be withdrawn, the certificate numbers of the original notes to be withdrawn, the principal amount of original notes to be withdrawn (which must be an authorized denomination), a statement that such holder is withdrawing his election to have such original notes exchanged, and the name of the registered holder of such original notes, and must be signed by the holder in the same manner as the original signature on the letter of transmittal (including any required signature guarantees) or be accompanied by evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of the original notes being withdrawn. The exchange agent will return the properly withdrawn original notes promptly following receipt of notice of withdrawal. All questions as to the validity of notices of withdrawals, including time of receipt, will be determined by us, and our determination will be final and binding on all parties.

Acceptance of Original Notes for Exchange; Delivery of Exchange Notes

Upon the terms and subject to the conditions of the exchange offer, the acceptance for exchange of original notes validly tendered and not withdrawn and the issuance of the exchange notes will be made on the exchange date. For the purposes of the exchange offer, we shall be deemed to have accepted for exchange validly tendered original notes when, as and if we have given written notice thereof to the exchange agent.

The exchange agent will act as agent for the tendering holders of original notes for the purposes of receiving exchange notes from us and causing the original notes to be assigned, transferred and exchanged. Upon the terms and subject to the conditions of the exchange offer, delivery of exchange notes to be issued in exchange for accepted original notes will be made by the exchange agent promptly after acceptance of the tendered original notes. Original notes not accepted for exchange by us will be returned without expense to the tendering holders (or in the case of original notes tendered by book-entry transfer into the exchange agent’s account at the Book-Entry Transfer Facility pursuant to the procedures described above, such non-exchanged original notes will be credited to an account maintained with such Book-Entry Transfer Facility) promptly following the expiration date or, if we terminate the exchange offer prior to the expiration date, promptly after the exchange offer is so terminated.

Conditions to the Exchange Offer

We are not required to accept or exchange, or to issue exchange notes in exchange for, any outstanding original notes. We may terminate or extend the exchange offer by oral or written notice to the exchange agent and by timely public announcement communicated in accordance with applicable law or regulation, if:

•

any federal law, statute, rule, regulation or interpretation of the staff of the SEC has been proposed, adopted or enacted that, in our judgment, might impair our ability to proceed with the exchange offer or otherwise make it inadvisable to proceed with the exchange offer;

•

an action or proceeding has been instituted or threatened in any court or by any governmental agency that, in our judgment might impair our ability to proceed with the exchange offer or otherwise make it inadvisable to proceed with the exchange offer;

•

there has occurred a material adverse development in any existing action or proceeding that might impair our ability to proceed with the exchange offer or otherwise make it inadvisable to proceed with the exchange offer;

•	any stop order is threatened or in effect with respect to the registration statement of which this prospectus is a part or the qualification of the Indenture under the Trust Indenture Act of 1939;

•

there is a change in the current interpretation by the staff of the SEC which permits holders who have made the required representations to us to resell, offer for resale, or otherwise transfer exchange notes issued in the exchange offer without registration of the exchange notes and delivery of a prospectus; or

•	a material adverse change shall have occurred in our business, condition, operations or prospects.

The foregoing conditions are for our sole benefit and may be asserted by us with respect to all or any portion of the exchange offer regardless of the circumstances (including any action or inaction by us) giving rise to such condition or may be waived by us in whole or in part at any time or from time to time in our sole discretion. The failure by us at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each right will be deemed an ongoing right that may be asserted at any time or from time to time. In addition, we have reserved the right, notwithstanding the satisfaction of each of the foregoing conditions, to terminate or amend the exchange offer.

Any determination by us concerning the fulfillment or non-fulfillment of any conditions will be final and binding upon all parties.

Exchange Agent

Wells Fargo Bank, National Association has been appointed as the exchange agent for the exchange offer. Letters of transmittal must be addressed to the exchange agent at its address set forth on the inside back cover page of this prospectus. Delivery to an address other than the one set forth herein, or transmissions of instructions via a facsimile number other than the one set forth herein, will not constitute a valid delivery.

Solicitation of Tenders; Expenses

We have not retained any dealer-manager or similar agent in connection with the exchange offer and will not make any payments to brokers, dealers or others for soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for reasonable out-of-pocket expenses in connection therewith. We also will pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding tenders for their customers. The expenses to be incurred in connection with the exchange offer, including the fees and expenses of the exchange agent and printing, accounting and legal fees, will be paid by us.

No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in this prospectus in connection with the exchange offer. If given or made, you must not rely on such information or representations as having been authorized by us. Neither the delivery of this prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the respective dates as of which information is given herein.

The exchange offer is not being made to (nor will tenders be accepted from or on behalf of) holders of original notes in any jurisdiction in which the making of the exchange offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, at our discretion, we may take such action as we may deem necessary to make the exchange offer in any such jurisdiction and extend the exchange offer to holders of original notes in such jurisdiction. In any jurisdiction the securities laws or blue sky laws of which require the exchange offer to be made by a licensed broker or dealer, the exchange offer is being made on behalf of us by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Appraisal Rights

You will not have appraisal rights in connection with the exchange offer.

Federal Income Tax Consequences

The exchange of original notes for exchange notes should not be a taxable exchange for U.S. federal income tax purposes, and holders should not recognize any taxable gain or loss or any interest income as a result of such exchange. See “Certain United States Federal Income Tax Considerations.”

Regulatory Approvals

Other than the federal securities laws, there are no federal or state regulatory requirements that we must comply with and there are no approvals that we must obtain in connection with the exchange offer.

Accounting Treatment

The exchange notes will be recorded at the same carrying value as the original notes. Accordingly, we will recognize no gain or loss for accounting purposes in connection with the exchange offer. The expense of the exchange offer will be expensed over the term of the exchange notes.

Other

Participation in the exchange offer is voluntary and you should consider carefully whether to accept. You are urged to consult your financial and tax advisors in making your own decisions on what action to take.

As a result of the making of, and upon acceptance for exchange of all validly tendered original notes pursuant to the terms of the exchange offer, we will have fulfilled a covenant contained in the terms of the original notes and the registration rights agreement. Holders of the original notes who do not tender their original notes in the exchange offer will continue to hold such original notes and will be entitled to all the rights and limitations applicable thereto under the Indenture, except for any terms of the registration rights agreement, which by its terms, terminate or cease to have further effect as a result of the making of this exchange offer. See “Description of the Exchange Notes.” All untendered original notes will continue to be subject to the restriction on transfer set forth in the Indenture. To the extent that original notes are tendered and accepted in the exchange offer, the trading market, if any, for the original notes not tendered and accepted in the exchange offer could be adversely affected. See “Risk Factors—Risks Associated with the Exchange Offer—Your ability to sell your original notes may be significantly more limited and the price at which you may be able to sell your original notes may be significantly lower if you do not exchange them for registered exchange notes in the exchange offer.”

We may in the future seek to acquire untendered original notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plan to acquire any original notes that are not tendered in the exchange offer.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2010.

You should read this table together with the information contained in “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related included elsewhere in this prospectus. All dollar amounts in the table are in millions.

As of June 30, 2010
Actual
(unaudited)
Cash and cash equivalents(1)	$86.6

Debt:
Credit Facility(2)	$410.0
12% Senior Secured Notes due 2015	376.2
Floating Rate Senior Secured Notes due 2014	102.9
14 1/2 % Senior Discount Notes due 2015, less unamortized discount(3)	233.7
8 1/4 % Senior Notes due 2011	4.1
Foreign debt	10.6

Total Debt	$1,137.5
Total stockholders’ equity (deficit)	(97.0)

Total capitalization	$1,040.5

(1)	As of July 31, 2010, our cash and cash equivalents was approximately $57.5 million.

(2)	As of July 31, 2010, the balance outstanding under the Credit Facility was approximately $380 million.

(3)	The accreted value of each note will increase from the date of issuance of the original notes until October 31, 2010 at a rate of 14.50% per annum. Thereafter, the interest rate will increase by 1.00% (to 15.50%) until July 31, 2011, increasing by an additional 1.00% (to 16.50%) on August 1, 2011 until April 30, 2012, and increasing by an additional 0.50% (to 17.00%) on May 1, 2012 until February 1, 2015, at which point the notes will have an aggregate principal amount of $483,000,000.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected historical consolidated financial information. The selected historical consolidated statements of operations data of Ryerson Inc. as predecessor for the period from January 1, 2007 through October 19, 2007 and of Ryerson Holding as successor for the period from October 20, 2007 through December 31, 2007 and the years ended December 31, 2008 and 2009 and the summary historical balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated statements of operations data of Ryerson Inc. as predecessor for the years ended December 31, 2005 and 2006 and the summary historical balance sheet data as of December 31, 2005 and 2006 were derived from the audited financial statements and related notes thereto of the predecessor, which are not included in this prospectus.

Our selected historical consolidated statements of operations data for the six months ended June 30, 2009 and 2010 and the selected historical consolidated balance sheet data as of June 30, 2010 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The June 30, 2009 and 2010 unaudited financial statements have been prepared on a basis consistent with our audited consolidated financial statements and reflect all adjustments, consisting of normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the financial position and results of operations for the periods presented. The results of any interim period are not necessarily indicative of the results that may be expected for any other interim period or for the full fiscal year, and the historical results set forth below do not necessarily indicate results expected for any future period.

The information presented below should be read together with the sections in this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	Predecessor			Successor
	Year Ended December 31,		Period from January 1 to October 19, 2007	Period from October 20 to December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009	Six Months Ended June 30, 2009	Six Months Ended June 30, 2010
	2005	2006
				(In millions)
Statements of Operations Data:
Net sales	$5,780.5	$5,908.9	$5,035.6	$966.3	$5,309.8	$3,066.1	$1,547.8	$1,891.7
Cost of materials sold	4,893.5	5,050.9	4,307.1	829.1	4,596.9	2,610.0	1,336.1	1,625.3

Gross profit(1)	887.0	858.0	728.5	137.2	712.9	456.1	211.7	266.4
Warehousing, selling, general and administrative	677.7	691.2	569.5	126.9	586.1	483.8	242.2	246.1
Restructuring and plant closure costs	4.0	4.5	5.1	—	—	—	—	—
Gain on insurance settlement	—	—	—	—	—	—	—	(2.6)
Gain on sale of assets	(6.6)	(21.6)	(7.2)	—	—	(3.3)	(3.3)	—
Impairment charge on fixed assets	—	—	—	—	—	19.3	—	1.0
Pension / post retirement curtailment gain	(21.0)	—	—	—	—	(2.0)	(1.3)	—

Operating profit (loss)	232.9	183.9	161.1	10.3	126.8	(41.7)	(25.9)	21.9
Other income and (expense), net(2)	3.7	1.0	(1.0)	2.4	29.2	(10.1)	(1.8)	(0.1)
Interest and other expense on debt(3)	(76.0)	(70.7)	(55.1)	(30.8)	(109.9)	(72.9)	(36.4)	(52.0)

Income (loss) before income taxes	160.6	114.2	105.0	(18.1)	46.1	(124.7)	(64.1)	(30.2)
Provision (benefit) for income taxes(4)	62.5	42.4	36.9	(6.9)	14.8	67.5	72.6	6.3

Net income (loss)	98.1	71.8	68.1	(11.2)	31.3	(192.2)	(136.7)	(36.5)
Less: Net income (loss) attributable to noncontrolling interest	—	—	—	—	(1.2)	(1.5)	(1.2)	(0.1)

Net income (loss) attributable to Ryerson Holding Corporation.	$98.1	$71.8	$68.1	$(11.2)	$32.5	$(190.7)	$(135.5)	$(36.4)

	Predecessor						Successor
	Year Ended December 31,				Period from January 1 to October 19, 2007		Period from October 20 to December 31, 2007	Year Ended December 31, 2008		Year Ended December 31, 2009	Six Months Ended June 30, 2009	Six Months Ended June 30, 2010
	2005		2006
							(In millions)
Balance Sheet Data (at period end):
Cash and cash equivalents	$27.4		$55.1				$35.2	$130.4		$115.0	$59.6	$86.6
Restricted cash	0.6		0.1				4.5	7.0		19.5	6.7	15.5
Inventory	834.3		1,128.6				1,069.7	819.5		601.7	575.4	679.7
Working capital	778.4		1,420.1				1,235.7	1,084.2		750.4	746.0	888.3
Property, plant and equipment, net	398.4		401.1				587.0	547.7		477.5	533.1	475.4
Total assets	2,151.0		2,537.3				2,576.5	2,281.9		1,775.8	1,761.4	2,017.5
Long-term debt, including current maturities	877.2		1,206.5				1,228.8	1,030.3		754.2	625.4	1,137.5
Total equity	547.8		648.7				499.2	392.2		154.3	262.8	(97.0)

Other Financial Data:
Cash flows provided (used in) operations	$321.5		$(261.0)		$564.0		$54.1	$280.5		$284.9	$354.1	$(164.9)
Cash flows provided (used in) investing activities	(418.1)		(16.7)		(24.0)		(1,069.6)	19.3		32.1	1.9	(17.7)
Cash flows provided (used in) financing activities	105.6		305.4		(565.6)		1,021.2	(197.0)		(342.4)	(429.7)	153.7
Capital expenditures	32.6		35.7		51.6		9.1	30.1		22.8	13.0	15.0
Depreciation and amortization	39.2		40.0		32.5		7.3	37.6		36.9	17.6	18.3
Ratio of earnings to fixed charges(5)(6)	2.8	x	2.3	x	2.7	x	—	1.3	x	—	—	—

(1)	The year ended December 31, 2005 includes a $9.6 million, or $5.8 million after-tax, charge from a change in method of applying LIFO and a LIFO liquidation gain of $13.1 million, or $7.9 million after-tax. The period from January 1, 2007 to October 19, 2007 includes a LIFO liquidation gain of $69.5 million, or $42.3 million after-tax. The year ended December 31, 2008 includes a LIFO liquidation gain of $15.6 million, or $9.9 million after-tax.

(2)	The year ended December 31, 2008 included a $18.2 million gain on the retirement of debt as well as a $6.7 million gain on the sale of corporate bonds. The year ended December 31, 2009 included $11.8 million of foreign exchange losses related to short-term loans from our Canadian operations, offset by the recognition of a $2.7 million gain on the retirement of debt.

(3)	The period from January 1 to October 19, 2007 includes a $2.9 million write off of unamortized debt issuance costs associated with the 2024 Notes that was classified as short term debt and $2.7 million write off of debt issuance costs associated with our prior credit facility upon entering into an amended revolving credit facility relating to that facility during the first quarter of 2007.

(4)	The period from January 1 to October 19, 2007 includes a $3.9 million income tax benefit as a result of a favorable settlement from an Internal Revenue Service examination. The year ended December 31, 2009 includes a $92.7 million tax expense related to the establishment of a valuation allowance against the Company’s U.S. deferred tax assets and a $14.5 million income tax charge on the sale of our joint venture in India. The six months ended June 30, 2009 includes a $74.7 million tax expense related to the establishment of a valuation allowance against the Company’s U.S. deferred tax assets.

(5)	For purposes of calculating ratio of earnings to fixed charges, “earnings” consist of income from continuing operations before income taxes and before income or loss from equity investees and “fixed charges” consist of interest expense and the interest component of rent expense.

(6)	Earnings were insufficient to cover fixed charges by $19.0 million, $125.4 million, $63.5 million, and $30.2 million in the period from October 20, 2007 to December 31, 2007, for the year ended December 31, 2009, for the six months ended June 30, 2009, and for the six months ended June 30, 2010, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the “Selected Historical Consolidated Financial Data” and the accompanying consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.” Our actual results and the timing of selected events could differ materially from those discussed in these forward-looking statements as a result of certain factors, including those discussed in “Risk Factors” and elsewhere in this prospectus.

Overview

Business

Ryerson Holding is the parent company of Ryerson Inc. Ryerson Inc. conducts materials distribution operations in the United States through its wholly-owned direct subsidiary, JT Ryerson, and in Canada through its indirect wholly-owned subsidiary Ryerson Canada, Inc., a Canadian corporation (“Ryerson Canada”). Ryerson Inc., through its predecessor, has been in business since 1842.

On October 19, 2007, the merger (the “Platinum Acquisition”) of Rhombus Merger Corporation, a Delaware corporation and Ryerson Holding’s wholly-owned subsidiary (“Merger Sub”), was consummated in accordance with the Agreement and Plan of Merger, dated July 24, 2007, by and among Ryerson Inc., Ryerson Holding and Merger Sub (the “Merger Agreement”). In connection with the Platinum Acquisition, Ryerson Holding paid a cash purchase price of $1,065 million, plus the assumption of $653 million of debt. Upon the closing of the Platinum Acquisition, Ryerson Inc. ceased to be a publicly traded company and became a wholly-owned subsidiary of Ryerson Holding. 99% of the issued and outstanding capital stock of Ryerson Holding is owned by Platinum.

On October 31, 2008, Ryerson Holding acquired an additional 20% interest in Ryerson China Limited (formerly known as VSC-Ryerson China Limited) (“Ryerson China”), a joint venture with Van Shung Chong Holdings Limited (“VSC”), increasing our ownership percentage to 60%. On December 31, 2008, VSC sold an additional 20% interest in Ryerson China: 10% interest was purchased by Rhombus JV Holdings, LLC (“Rhombus JV”), a wholly-owned subsidiary of Ryerson Holding, with the remaining 10% interest purchased by a subsidiary of Ryerson Inc. Our total investment in 2008 was $18.5 million, increasing our ownership percentage to 80%. Based on our ownership percentage, we fully consolidated the operations of Ryerson China as of October 31, 2008.

Effective January 1, 2007, Ryerson Inc.’s operating subsidiaries Integris Metals Ltd., a Canadian federal corporation and Ryerson Canada an Ontario corporation, were amalgamated as Ryerson Canada. Ryerson Inc.’s operating subsidiary Lancaster Steel Service Company, Inc., a New York corporation (“Lancaster Steel”), was merged into JT Ryerson effective July 1, 2007.

In addition to our United States, Canada and China operations, we conducted materials distribution operations in India through Tata Ryerson Limited, a joint venture with the Tata Iron & Steel Corporation, an integrated steel manufacturer in India, until July 10, 2009, when we sold our 50% investment to our joint venture partner, Tata Steel Limited.

Industry and Operating Trends

We purchase large quantities of metal products from primary producers and sell these materials in smaller quantities to a wide variety of metals-consuming industries. More than one-half of the metals products sold are processed by us by burning, sawing, slitting, blanking, cutting to length or other techniques. We sell our products and services to many industries, including machinery manufacturers, metals fabricators, electrical machinery, transportation equipment, construction, wholesale distributors, and metals mills and foundries. Revenue is recognized upon delivery of product to customers. The timing of shipment is substantially the same as the timing of delivery to customers given the proximity of our distribution sites to our customers.

Sales, cost of materials sold, gross profit and operating expense control are the principal factors that impact our profitability:

Net Sales. Our sales volume and pricing is driven by market demand, which is largely determined by overall industrial production and conditions in specific industries in which our customers operate. Sales prices are also primarily driven by market factors such as overall demand and availability of product. Our net sales include revenue from product sales, net of returns, allowances, customer discounts and incentives.

Cost of materials sold. Cost of materials sold includes metal purchase and in-bound freight costs, third-party processing costs and direct and indirect internal processing costs. The cost of materials sold fluctuates with our sales volume and our ability to purchase metals at competitive prices. Increases in sales volume generally enable us both to improve purchasing leverage with suppliers, as we buy larger quantities of metals inventories, and to reduce operating expenses per ton sold.

Gross profit. Gross profit is the difference between net sales and the cost of materials sold. Our sales prices to our customers are subject to market competition. Achieving acceptable levels of gross profit is dependent on our acquiring metals at competitive prices, our ability to manage the impact of changing prices and efficiently managing our internal and external processing costs.

Operating expenses. Optimizing business processes and asset utilization to lower fixed expenses such as employee, facility and truck fleet costs which cannot be rapidly reduced in times of declining volume, and maintaining low fixed cost structure in times of increasing sales volume, have a significant impact on our profitability. Operating expenses include costs related to warehousing and distributing our products as well as selling, general and administrative expenses.

The metals service center industry is generally considered cyclical with periods of strong demand and higher prices followed by periods of weaker demand and lower prices due to the cyclical nature of the industries in which the largest consumers of metals operate. However, domestic metals prices are volatile and remain difficult to predict due to its commodity nature and the extent which prices are affected by interest rates, foreign exchange rates, energy prices, international supply/demand imbalances, surcharges and other factors.

Platinum Acquisition

On October 19, 2007, the merger of Merger Sub with and into Ryerson Inc., was consummated in accordance with the Merger Agreement. Pursuant to the terms of the Merger Agreement, each outstanding share of Ryerson Inc. common stock and Series A $2.40 Cumulative Convertible Preferred Stock was converted into the right to receive $34.50 in cash. In connection with the Platinum Acquisition, Ryerson Holding paid a cash purchase price of $1,065 million, plus the assumption of $653 million of debt. Upon the closing of the Platinum Acquisition, Ryerson Inc. became a wholly-owned subsidiary of Ryerson Holding. 99% of the issued and outstanding capital stock of Ryerson Holding is owned by Platinum.

On October 19, 2007, Merger Sub issued $150 million initial floating rate notes and $425 million of initial fixed rate notes. Merger Sub was formed solely for the purpose of merging with and into Ryerson Inc. Ryerson Inc. is the surviving corporation of the Platinum Acquisition and assumed the obligations of Merger Sub. Also, on October 19, 2007, Merger Sub entered into the five-year, $1.35 billion Ryerson Credit Facility with a maturity date of October 18, 2012. In addition to the new debt, Merger Sub received a $500 million capital contribution from Ryerson Holding. The proceeds from the issuance of the initial notes, the initial borrowings under the Ryerson Credit Facility and the capital contribution were used to (i) finance the Platinum Acquisition; (ii) repay and terminate our then outstanding five-year $750 million amended credit facility (the “Amended Credit Facility”) and $450 million five-year securitization facility (the “Securitization Facility”); (iii) repurchase $145.9 million of our then outstanding $150 million aggregate principal amount of outstanding 2011 Notes and pay related tender offer costs; (iv) repurchase all of our then outstanding $175 million of 2024 Notes and pay related conversion premiums; and (v) pay other costs and expenses related to these transactions.

	Six months ended June 30, 2010	% of Net Sales	Six months ended June 30, 2009	% of Net Sales
Net sales	$1,891.7	100.0%	$1,547.8	100.0%
Cost of materials sold	1,625.3	85.9	1,336.1	86.3

Gross profit	266.4	14.1	211.7	13.7
Warehousing, delivery, selling, general and administrative expenses	246.1	13.0	242.2	15.6
Gain on insurance settlement	(2.6)	(0.1)	—	—
Gain on sale of assets	—	—	(3.3)	(0.2)
Impairment charge on fixed assets	1.0	0.1	—	—
Other postretirement benefits curtailment gain	—	—	(1.3)	(0.1)

Operating profit (loss)	21.9	1.1	(25.9)	(1.6)
Other expenses	(52.1)	(2.7)	(38.2)	(2.5)
Provision for income taxes	6.3	0.3	72.6	4.7

Net loss	(36.5)	(1.9)	(136.7)	(8.8)
Noncontrolling interest	(0.1)	—	(1.2)	(0.1)

Net loss attributable to Ryerson Holding Corporation	$(36.4)	(1.9)%	$(135.5)	(8.7)%

Results of Operations—Comparison of the six months ended June 30, 2009 with the six months ended June 30, 2010

For the first six months of 2010, the Company reported a net loss of $36.5 million, as compared with a net loss of $136.7 million, in the first six months of 2009.

Included in the first six months of 2010 results is a gain on an insurance settlement of $2.6 million. Included in the first six months of 2009 results is a pretax gain on sale of assets of $3.3 million or $2.0 million after-tax. The first six months of 2009 also included a pretax other postretirement benefit curtailment gain of $1.3 million or $0.9 million after-tax.

Net Sales

Revenue for the first six months of 2010 increased 22.2% from the same period a year ago to $1,891.7 million. Tons sold for the first six months of 2010 increased 18.1% from the first six months of 2009 reflecting improvement in market conditions. Tons sold in the first six months of 2010 increased across all products compared to the year-ago quarter. Average selling price increased 3.5% against the price levels in the first six months of 2009, primarily due to an increase in average selling price in stainless steel.

Cost of Materials Sold

Cost of materials sold increased 21.6% to $1,625.3 million compared to $1,336.1 million in 2009. The increase in cost of materials sold in 2010 compared to 2009 is due to the increase in tons sold. The average cost of materials sold per ton increased to $1,466 in 2010 from $1,424 in 2009.

Gross Profit

Gross profit increased by $54.7 million to $266.4 million in the first six months of 2010. Gross profit per ton increased to $240 per ton in the first six months of 2010 from $225 per ton in the year-ago period due to the due to the greater increase in average selling price relative to the increase in average cost of materials sold. Gross profit as a percent of sales in the first six months of 2010 increased slightly to 14.1% from 13.7% a year ago.

Operating Expenses

Total operating expenses increased by $6.9 million to $244.5 million in the first six months of 2010 from $237.6 million in the first six months of 2009. The increase was primarily due to increased bonus and commission expenses of $11.4 million resulting from increased profitability, higher facility costs of $3.1 million, higher delivery expenses of $3.0 million, the $3.3 million gain on the sale of assets in the first six months of 2009 and the $1.3 million postretirement benefits curtailment gain in the first six months of 2009, partially offset by lower bad debt expense of $7.0 million, lower reorganization costs of $4.7 million, lower legal expenses of $2.2 million, and the recognition of a gain on an insurance settlement of $2.6 million in the first six months of 2010. On a per ton basis, first six months of 2010 operating expenses decreased to $220 per ton from $253 per ton in the first six months of 2009.

Operating Profit (Loss)

For the first six months of 2010, the Company reported an operating profit of $21.9 million, or $20 per ton, compared to an operating loss of $25.9 million, or a loss of $28 per ton, in the first six months of 2009, as a result of the factors discussed above.

Other Expenses

Interest and other expense on debt increased to $52.0 million from $36.4 million in the first six months of 2009, primarily due to the interest expense associated with the notes, which were issued in the first quarter of 2010 as well as higher amortization of credit facility issuance costs in China and higher expense associated with our interest rate swaps, which are marked-to-market with a corresponding offset to interest and other expense on debt. Other income and (expense), net was a charge of $0.1 million in the first six months of 2010 as compared to a charge of $1.8 million in the same period a year ago. The first six months of 2009 was negatively impacted by a $4.7 million foreign exchange loss related to a short term loan from our Canadian operations, offset by the recognition of a $2.7 million gain on the retirement of a portion of our 2015 Notes.

Provision (Benefit) for Income Taxes

In the first six months of 2010, the Company recorded income tax expense of $6.3 million compared to $72.6 million in the first six months of 2009. The $6.3 million income tax expense in the first six months of 2010 primarily related to an increase to the valuation allowance on foreign tax credits and to foreign income tax expense. The valuation allowance was adjusted to increase the allowance for changes in our deferred tax assets. During the first six months of 2009, the Company recorded a charge of $74.7 million to establish a valuation allowance against its U.S. deferred tax assets, as the Company determined that it was more-likely-than-not that it would not realize the full value of a portion of its U.S. deferred tax assets. The second quarter of 2009 also included a $13.5 million charge to increase deferred tax liabilities related to the Company’s joint venture in India, which we determined was no longer permanently reinvested.

	Successor						Predecessor
	Year Ended December 31, 2009	% of Net Sales	Year Ended December 31, 2008	% of Net Sales	October 20 to December 31, 2007	% of Net Sales	January 1 to October 19, 2007	% of Net Sales
Net sales	$3,066.1	100.0%	$5,309.8	100.0%	$966.3	100.0%	$5,035.6	100.0%
Cost of materials sold	2,610.0	85.1	4,596.9	86.6	829.1	85.8	4,307.1	85.5

Gross profit	456.1	14.9	712.9	13.4	137.2	14.2	728.5	14.5
Warehousing, delivery, selling, general and administrative expenses	483.8	15.8	586.1	11.0	126.9	13.1	569.5	11.3
Restructuring charges	—	—	—	—	—	—	5.1	0.1
Gain on sale of assets	(3.3)	(0.1)	—	—	—	—	(7.2)	(0.1)
Impairment charge on fixed assets	19.3	0.6	—	—	—	—	—	—
Other postretirement benefits curtailment gain	(2.0)	—	—	—	—	—	—	—

Operating profit (loss)	(41.7)	(1.4)	126.8	2.4	10.3	1.1	161.1	3.2
Other expenses	(83.0)	(2.7)	(80.7)	(1.5)	(28.4)	(3.0)	(56.1)	(1.0)
Provision (benefit) for income taxes	67.5	2.2	14.8	0.3	(6.9)	(0.7)	36.9	0.7
Noncontrolling interest	(1.5)	—	(1.2)	—	—	—	—	—

Net income (loss) attributable to Ryerson Holding Corporation	$(190.7)	(6.3)%	$32.5	0.6%	$(11.2)	(1.2)%	$68.1	1.4%

Results of Operations—Comparison of the year ended December 31, 2008 with the year ended December 31, 2009

Net Sales

Net sales decreased 42.3% to $3.1 billion in 2009 as compared to $5.3 billion in 2008. Tons sold per ship day were 7,496 in 2009 as compared to 9,902 in 2008. Volume decreased 24.9% in 2009 due to significant economic weakness in the manufacturing sector impacting all of our product lines. Revenue per ship day was $12.2 million in 2009 as compared to $21.0 million in 2008. The average selling price per ton decreased in 2009 to $1,630 from $2,120 in 2008 reflecting the significant deterioration of market conditions compared to 2008. Average selling prices per ton decreased for each of our product lines in 2009 with the largest decline in our stainless steel product line.

Cost of Materials Sold

Cost of materials sold decreased 43.2% to $2.6 billion compared to $4.6 billion in 2008. The decrease in cost of materials sold in 2009 compared to 2008 is due to the decrease in tons sold resulting from the economic recession along with decreases in average mill prices. The average cost of materials sold per ton decreased to $1,387 in 2009 from $1,836 in 2008. Our average cost of materials sold per ton decreased for each of our product lines in 2009. The average cost of materials sold for our stainless steel product line declined more than our other products, in line with the change in average selling prices per ton.

Inventory reductions during the year 2008 resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of purchases in the year. The LIFO liquidation gain was $16 million for the year 2008. During 2008, LIFO expense was $91 million, which included the $16 million LIFO liquidation gain primarily related to increases in the costs of carbon steel. During 2009, LIFO income was $174 million primarily related to decreases in inventory prices.

Gross Profit

Gross profit as a percentage of sales was 14.9% in 2009 as compared to 13.4% in 2008. While revenue per ton declined in 2009 as compared to 2008, we were able to reduce our cost of materials sold per ton at a faster pace resulting in higher gross margins. Gross profit decreased 36.0% to $456.1 million in 2009 as compared to $712.9 million in 2008.

Operating Expenses

Operating expenses as a percentage of sales increased to 16.3% in 2009 from 11.0% in 2008. Operating expenses in 2009 decreased primarily due to lower wages and salaries of $36.0 million and lower employee benefit expenses of $17.7 million resulting from lower employment levels after workforce reductions, lower bonus and commission expenses of $17.8 million resulting from reduced profitability, lower delivery expenses of $27.6 million resulting from reduced volume, lower facility expenses of $13.8 million primarily due to plant closures, the $3.3 million gain on the sale of assets, and the $2.0 million other postretirement benefit curtailment gain, partially offset by an impairment charge of $19.3 million to reduce the carrying value of certain assets to their net realizable value, an incremental $8.4 million impact from a full year of expenses for our joint venture in China, Ryerson China, which we began to fully consolidate in November of 2008 and higher legal expenses of $2.7 million. On a per ton basis, the 2009 operating expenses increased to $265 per ton from $234 per ton in 2008 due to the relatively greater decline in volume being partially offset by lower operating expenses.

Operating Profit (Loss)

As a result of the factors above, in 2009 we incurred an operating loss of $41.7 million, or 1.4% of sales, compared to an operating profit of $126.8 million, or 2.4% of sales, in 2008.

Other Expenses

Interest and other expense on debt decreased to $72.9 million in the year 2009 from $109.9 million in 2008 primarily due to lower average borrowings and lower interest rates on variable rate debt as compared to the same period in the prior year, as well as the impact of retirement of a portion of the 2014 and 2015 Notes. Other income and (expense), net was an expense in 2009 in the amount of $10.1 million compared to income of $29.2 million in 2008. The year 2009 was negatively impacted by $11.8 million of foreign exchange losses related to short-term loans from our Canadian operations, partially offset by the recognition of a $2.7 million gain on the retirement of a portion of the 2014 and 2015 Notes we repurchased at a discount. In 2008, we recognized a gain of $18.2 million on the retirement of a portion of the 2014 and 2015 Notes, which we repurchased at a discount, as well as a $6.7 million gain on the sale of a held-for-sale corporate bond investment.

Provision (Benefit) for Income Taxes

Income tax expense was $67.5 million in 2009 compared $14.8 million in 2008. During 2009, the Company recorded a charge of $92.7 million to establish a valuation allowance against its U.S. deferred tax assets, as the Company determined that it was more-likely-than-not that it would not realize the full value of a portion of its

U.S. deferred tax assets. In 2009, we also incurred a $14.5 million income tax charge and an $8.5 million capital gains withholding tax in India on the sale of our joint venture interest. Partially offsetting the charges in 2009 is the tax benefit recognized for losses at the statutory tax rates and an $8.5 million foreign tax credit in the jurisdictions of our foreign subsidiaries. The effective tax rate was 32.1% in 2008. The tax rate in 2008 reflected a higher proportion of pretax income from joint ventures with lower foreign income tax rates and the Company’s qualification for and the recognition of a manufacturing tax deduction for the first time in 2008.

Noncontrolling Interest

Based on our increased ownership, we have fully consolidated the operations of Ryerson China as of October 31, 2008. In the period from October 31, 2008 to December 31, 2008, Ryerson China’s results of operations was a loss. The portion attributable to the noncontrolling interest in Ryerson China was $1.2 million. Ryerson China also incurred a loss in 2009 due to the economic weakness in the manufacturing industry in China. The portion attributable to the noncontrolling interest in Ryerson China was $1.5 million for 2009.

Comparison of the Periods from January 1, 2007 to October 19, 2007 and October 20, 2007 to December 31, 2007 with the year ended December 31, 2008

Net Sales

Net sales were $5.3 billion in the year 2008 as compared to $5.0 billion in the period from January 1 to October 19, 2007 and $1.0 billion in the period from October 20, 2007 to December 31, 2007.

Tons sold per ship day was 9,902 in 2008 as compared to 12,305 in the period from January 1 to October 19, 2007 and was 10,836 in the period from October 20 to December 31, 2007. Volume decreased in 2008 due to economic weakness in the manufacturing sector. The fourth quarter 2008 tons sold per ship day of 8,298 deteriorated further from the first nine months of 2008 as economic conditions worsened in combination with seasonally lower demand in the fourth quarter.

Revenue per ship day was $21.0 million in 2008 as compared to $24.4 million in the period from January 1 to October 19, 2007 and was $21.0 million in the period from October 20 to December 31, 2007. The average selling price per ton increased in 2008 to $2,120 from $1,987 for the period January 1 to October 19, 2007 and $1,939 for the period October 20 to December 31, 2007 primarily due to higher carbon steel prices. Fourth quarter 2008 revenue per ship day of $17.6 million declined from the first nine months of 2008 due to worsening economic conditions in combination with seasonally lower demand in the fourth quarter.

Cost of Materials Sold

Cost of materials sold per ship day decreased to $18.2 million in 2008 compared to $20.9 million in the period from January 1 to October 19, 2007 and increased slightly from $18.0 million in the period from October 20 to December 31, 2007. The decrease in cost of materials sold in 2008 compared to the period from January 1 to October 19, 2007 is due to the decrease in tons sold resulting from the economic weakness, partially offset by increases in average mill prices. Cost of materials sold per ship day in the period from October 20 to December 31, 2007 reflected seasonally lower demand. The average cost of materials sold per ton increased to $1,836 in 2008 from $1,664 in the period from January 1 to October 19, 2007 and $1,700 in the period from October 20 to December 31, 2007.

Inventory reductions during the year 2008 and the period from January 1 to October 19, 2007 resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of purchases in the year 2008 and the period from January 1 to October 31, 2007. The LIFO liquidation gain was $16 million for the year 2008 and $69 million for the period January 1 to October 19, 2007. During 2008, LIFO expense was $91 million, which included the $16 million LIFO liquidation gain primarily related to increases in the costs of carbon steel. The period from October 20 to December 31, 2007 included LIFO expense of $11 million primarily related to increases in the costs of carbon steel and stainless steel.

Gross Profit

Gross profit as a percentage of sales was 13.4% in the year 2008 as compared to 14.5% in the period from January 1 to October 19, 2007 and 14.2% in the period from October 20 to December 31, 2007.

Operating Expenses

Operating expenses as a percentage of sales decreased to 11.0% in the year 2008 from 11.3% in the period from January 1 to October 19, 2007 and 13.1% in the period from October 20 to December 31, 2007. Operating expenses in the year 2008 decreased primarily as a result of workforce reductions which lowered wages, salaries and benefit expenses and from the elimination of stock-based compensation programs which negatively impacted the period from January 1 to October 19, 2007.

Operating Profit

As a result of the factors above, operating profit was $126.8 million in the year 2008, representing 2.4% of sales compared to $161.1 million in the period from January 1 to October 19, 2007, representing 3.2% of sales, and $10.3 million in the period from October 20 to December 31, 2007, representing 1.1% of sales.

Other Expenses

Other expenses, primarily interest and financing costs, increased to $80.7 million in the year 2008 from $56.1 million in the period from January 1 to October 19, 2007 and to $28.4 million in the period from October 20 to December 31, 2007. Other expense per day was $0.2 million in both the year 2008 and the period from January 1 to October 19, 2007 and was $0.4 million in the period from October 20 to December 31, 2007. Other expenses in the year 2008 and the period from October 20 to December 31, 2007 was unfavorably impacted by higher interest rates on the initial floating rate notes and the initial fixed rate notes as compared to the 2011 Notes and 2024 Notes and higher average borrowings. In the year 2008, Ryerson Inc. repurchased $47.1 million of its floating rate notes and $42.8 million of its senior notes, which resulted in a gain of $18.2 million that was recorded in other income and expense, net. Other income and (expense), net in the year 2008 was favorably impacted by a $6.7 million gain on the sale of a held-for-sale corporate bond investment. Interest and other expense on debt in the year 2008 included a $2.4 million write off of debt issuance costs associated with the repurchased notes. Interest and other expense on debt in the period from January 1 to October 19, 2007 included a $2.9 million write off of unamortized debt issuance costs associated with the 2024 Notes that was classified as short term debt as a condition for conversion was met and a $2.7 million write off of debt issuance cost associated with our prior credit facility upon entering into an amended revolving credit facility. The period from October 20 to December 31, 2007 included a $4.7 million write off of unused bridge loan fees related to the merger.

Provision for Income Taxes

Income tax expense was $14.8 million in the year 2008 compared to tax expense of $36.9 million in the period from January 1 to October 19, 2007 and a tax benefit of $6.9 million in the period from October 20 to December 31, 2007. The effective tax rate was 32.1% in the year 2008 compared to 35.1% in the period from January 1 to October 19, 2007 and 38.1% in the period from October 20 to December 31, 2007. The lower tax rate in 2008 resulted from a higher proportion of pretax income from joint ventures with lower foreign income tax rates and our qualification for a manufacturing tax deduction for the first time in 2008. The period from January 1 to October 19, 2007 included a $3.9 million income tax benefit during the period as a result of a favorable settlement from an IRS examination.

Noncontrolling Interest

Based on our increased ownership, we have fully consolidated the operations of Ryerson China as of October 31, 2008. In the period from October 31, 2008 to December 31, 2008, Ryerson China’s results of operations was a loss. The portion attributable to the noncontrolling interest in Ryerson China was $1.2 million.

Liquidity and Capital Resources

The Company’s primary sources of liquidity are cash and cash equivalents, cash flows from operations and borrowing availability under the Ryerson Credit Facility. Its principal source of operating cash is from the sale of metals and other materials. Its principal uses of cash are for payments associated with the procurement and processing of metals and other materials inventories, costs incurred for the warehousing and delivery of inventories and the selling and administrative costs of the business, capital expenditures and for interest payments on debt.

On October 19, 2007, the merger of Merger Sub with and into Ryerson Inc., was consummated in accordance with the Merger Agreement. In connection with the Platinum Acquisition, Ryerson Holding paid a cash purchase price of $1,065 million, plus the assumption of $653 million of debt. Upon the closing of the Platinum Acquisition, Ryerson Inc. became a wholly-owned subsidiary of Ryerson Holding.

In connection with the Platinum Acquisition, we refinanced our capital and debt structure. On October 19, 2007, Merger Sub issued the initial notes. Merger Sub was formed solely for the purpose of merging with and into Ryerson Inc. Ryerson Inc. is the surviving corporation of the Platinum Acquisition and assumed the obligations of Merger Sub. Also, on October 19, 2007, Merger Sub entered into the five-year, $1.35 billion Ryerson Credit Facility with a maturity date of October 18, 2012. In addition to the new debt, Merger Sub received the $500 million capital contribution. The proceeds from the issuance of the initial notes, the initial borrowings under the Ryerson Credit Facility and the capital contribution were used to (i) finance the merger; (ii) repay and terminate the Amended Credit Facility and the Securitization Facility; (iii) repurchase $145.9 million of our then outstanding $150 million aggregate principal amount of outstanding 2011 Notes and pay related tender offer costs; (iv) repurchase all of our then outstanding $175 million of 2024 Notes and pay related conversion premiums; and (v) pay other costs and expenses related to these transactions.

The following table summarizes the Company’s cash flows:

	Predecessor	Successor
	January 1 to October 19, 2007	October 20 to December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009	Six Months Ended June 30, 2009	Six Months Ended June 30, 2010
Net cash provided by operating activities	$564.0	$54.1	$280.5	$284.9	$354.1	$(164.9)
Net cash provided by (used in) investing activities	(24.0)	(1,069.6)	19.3	32.1	1.9	(17.7)
Net cash provided by (used in) financing activities	(565.6)	1,021.2	(197.0)	(342.4)	(429.7)	153.7
Effect of exchange rates on cash	—	—	(7.6)	10.0	2.9	0.5

Net increase (decrease) in cash and cash equivalents	$(25.6)	$5.7	$95.2	$(15.4)	$(70.8)	$(28.4)

The Company had cash and cash equivalents at June 30, 2010 of $86.6 million, compared to $115.0 million at December 31, 2009. The Company had $1,138 million and $754 million of total debt outstanding and a debt-to-capitalization ratio of 109% and 83% at June 30, 2010 and December 31, 2009, respectively. The Company had total liquidity (defined as cash and cash equivalents plus availability under the Ryerson Credit Facility and foreign debt facilities) of $439 million at June 30, 2010 versus $391 million at December 31, 2009. Total liquidity is a non-GAAP financial measure. We believe that total liquidity provides additional information for measuring our ability to fund our operations. Total liquidity does not represent, and should not be used as a substitute for, net income or cash flows from operations as determined in accordance with generally accepted accounting principles and total liquidity is not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements.

The Company had cash and cash equivalents at December 31, 2009 of $115.0 million compared to $130.4 million at December 31, 2008 and $35.2 million at December 31, 2007. The Company had $754 million and $1,030 million of total debt outstanding, a debt-to-capitalization ratio of 83% and 72%, and $268 million and $469 million available under the Ryerson Credit Facility at December 31, 2009 and December 31, 2008, respectively. At December 31, 2007, the Company had $1,229 million of total debt outstanding, a debt-to-capitalization ratio of 71% and $392 million available under its prior revolving credit facility.

Net cash used by operating activities of $164.9 million in the first six months of 2010 was primarily due to a increase in inventories of $73.9 million resulting from higher inventory purchases to support increased sales levels in the first six months of 2010 and an increase in accounts receivable of $180.2 million reflecting higher net sales in the first six months of 2010, partially offset by an increase in accounts payable of $100.7 million.

During the years ended December 31, 2009 and 2008, the periods from October 20 to December 31, 2007 and from January 1 to October 19, 2007, net cash provided by operating activities was $284.9 million, $280.5 million, $54.1 million and $564.0 million respectively. Net income (loss) was $(192.2) million, $31.3 million, ($11.2) million and $68.1 million for the years ended December 31, 2009 and 2008, and the periods from October 20 to December 31, 2007 and from January 1 to October 19, 2007, respectively. Cash provided by operating activities of $284.9 million during the year ended December 31, 2009 was primarily the result of a decrease in inventories of $226.9 million resulting from management’s efforts to reduce inventory in a weak economic environment, a decrease in accounts receivable of $150.9 million reflecting lower volume in 2009 and a decrease in taxes receivable of $43.2 million. Cash provided by operating activities of $280.5 million during the year ended December 31, 2008 was primarily the result of a decrease in inventories of $262.4 million resulting from management’s efforts to reduce inventory in a weak economic environment and a decrease in accounts receivable of $120.0 million reflecting lower volume in 2008, partially offset by a decrease in accounts payable of $80.0 million and a decrease in accrued liabilities of $50.3 million. Cash provided by operating activities of $54.1 million during the periods from October 20 to December 31, 2007 primarily resulted from lower receivables of $126.9 million at December 31, 2007 due to lower sales volume at the end of the year compared to sales prior to October 19, 2007. Cash provided by operating activities of $564.0 million during the periods from January 1 to October 19, 2007 was primarily due to a reduction in inventory of $488.6 million at October 19, 2007 compared to the ending inventory balance of $1,128.6 million at December 31, 2006, which resulted from management’s efforts to lower on hand inventory and increase inventory turns.

Capital expenditures during the first six months of 2010 totaled $15.0 million compared to $13.0 million in the first six months of 2009. The Company sold property, plant and equipment and assets held for sale generating cash proceeds of $1.5 million and $14.7 million during the six-month periods ended June 30, 2010 and 2009, respectively.

Net cash provided by investing activities was $32.1 million in 2009 compared to $19.3 million in 2008. Net cash used in investing activities for the periods from October 20 to December 31, 2007 and from January 1 to October 19, 2007 was $1,069.6 million and $24.0 million respectively. Cash used for the merger among Ryerson Holding, Merger Sub and Ryerson Inc., net of cash acquired, was $1,065.4 million during the period from October 20 to December 31, 2007. In 2008, the Company invested $18.5 million to buy an additional 40% interest in Ryerson China, increasing our ownership percentage to 80%. Cash increased $30.5 million due to fully consolidating the results of Ryerson China beginning October 31, 2008. In 2008, the Company purchased corporate bonds as an investment for $24.2 million, which were sold later in 2008 for proceeds of $30.9 million. The Company sold its 50 percent investment in Tata Ryerson Limited to its joint venture partner, Tata Steel Limited, during the third quarter of 2009, generating cash proceeds of $49.0 million. Capital expenditures for the years ended December 31, 2009 and 2008, the periods from October 20 to December 31, 2007 and from January 1 to October 19, 2007 was $22.8 million, $30.1 million, $9.1 million and $51.6 million, respectively. The Company sold property, plant and equipment generating cash proceeds of $18.4 million, $31.7 million, $4.4 million and $32.8 million during the years ended December 31, 2009 and 2008, the periods from October 20 to December 31, 2007 and from January 1 to October 19, 2007, respectively.

Net cash provided by (used in) financing activities in the first six months of 2010 and 2009 was $153.7 million and $(429.7) million, respectively. Net cash provided by financing activities in the first six months of 2010 was primarily related to the issuance of the notes as well as an increase in credit facility borrowings related to increased inventory purchases for the economic recovery, offset by a cash dividend paid to our stockholders. Net cash used in financing activities in the first six months of 2009 was primarily related to credit facility repayments made possible from lower working capital requirements.

Net cash used in financing activities was $342.4 million for the year ended December 31, 2009, primarily related to credit facility repayments made possible from lower working capital requirements as well as a $56.5 million dividend paid to our stockholders. Net cash used in financing activities was $197.0 million for the year ended December 31, 2008, primarily due to the repurchase of Ryerson Inc.’s 2014 and 2015 Notes for $71.7 million and a net reduction in borrowings under the Ryerson Credit Facility of $133.2 million. Net cash provided by financing activities was $1,021.2 million for the period from October 20 to December 31, 2007, primarily from the issuance of the 2014 and 2015 Notes of $575.0 million (see discussion under “Total Debt” caption), net proceeds from the Ryerson Credit Facility of $620.2 million and a $500.0 million capital contribution from Platinum partially offset by the repayment and retirement of $648.8 million of debt assumed in the Platinum Acquisition. Net cash used in financing activities for the period January 1 to October 19, 2007 was $565.6 million primarily due to a reduction in net borrowings under the Amended Credit Facility, primarily related to lower working capital needs. During the period January 1 to October 19, 2007, we received $3.0 million of proceeds on the exercise of common stock options.

We believe that cash flow from operations and proceeds from the Ryerson Credit Facility will provide sufficient funds to meet our contractual obligations and operating requirements in the normal course of business.

Total Debt

As a result of net cash used in operating activities and the issuance of the original notes, total debt, less unamortized discount in the Condensed Consolidated Balance Sheet, increased to $1,137.5 million at June 30, 2010 from $754.2 million at December 31, 2009.

Total debt outstanding as of June 30, 2010 consisted of the following amounts: $410.0 million borrowing under the Ryerson Credit Facility, $102.9 million under the 2014 Notes, $376.2 million under the 2015 Notes, $233.7 million under the notes, $10.6 million of foreign debt and $4.1 million under the 2011 Notes. Discussion of each of these borrowings follows.

Ryerson Credit Facility

On October 19, 2007, Ryerson entered into a 5-year, $1.35 billion revolving credit facility agreement (“Ryerson Credit Facility”) with a maturity date of October 18, 2012. At June 30, 2010, the Company had $410.0 million of outstanding borrowings, $29 million of letters of credit issued and $335 million available under the Ryerson Credit Facility compared to $250.2 million of outstanding borrowings, $32 million of letters of credit issued and $268 million available at December 31, 2009. Total credit availability is limited by the amount of eligible account receivables and inventory pledged as collateral under the agreement insofar as the Company is subject to a borrowing base comprised of the aggregate of these two amounts, less applicable reserves. Eligible account receivables, at any date of determination, are comprised of the aggregate value of all accounts directly created by a borrower in the ordinary course of business arising out of the sale of goods or the rendition of services, each of which has been invoiced, with such receivables adjusted to exclude various ineligible accounts, including, among other things, those to which a borrower does not have sole and absolute title and accounts arising out of a sale to an employee, officer, director, or affiliate of the borrower. The weighted-average interest rate on the borrowings under the Ryerson Credit Facility was 2.2% and 2.1% at June 30, 2010 and December 31, 2009, respectively.

Amounts outstanding under the Ryerson Credit Facility bear interest at a rate determined by reference to the base rate (Bank of America’s prime rate) or a LIBOR rate or, for Ryerson’s Canadian subsidiary which is a borrower, a rate determined by reference to the Canadian base rate (Bank of America-Canada Branch’s “Base Rate” for loans in U.S. Dollars in Canada) or the BA rate (average annual rate applicable to Canadian Dollar bankers’ acceptances) or a LIBOR rate and the Canadian prime rate (Bank of America- Canada Branch’s “Prime Rate”). The spread over the base rate and Canadian prime rate is between 0.25% and 1.00% and the spread over the LIBOR and the bankers’ acceptances is between 1.25% and 2.00%, depending on the amount available to be borrowed. Overdue amounts and all amounts owed during the existence of a default bear interest at 2% above the rate otherwise applicable thereto. The Company also pays commitment fees on amounts not borrowed at a rate between 0.25% and 0.35% depending on the average borrowings as a percentage of the total $1.35 billion agreement during a rolling three month period.

Borrowings under the Ryerson Credit Facility are secured by first-priority liens on all of the inventory, accounts receivable, lockbox accounts and related assets of Ryerson, subsidiary borrowers and certain other U.S. subsidiaries of Ryerson that act as guarantors.

The Ryerson Credit Facility contains covenants that, among other things, restrict Ryerson with respect to the incurrence of debt, the creation of liens, transactions with affiliates, mergers and consolidations, sales of assets and acquisitions. The Ryerson Credit Facility also requires that, if availability under such facility declines to a certain level, Ryerson maintain a minimum fixed charge coverage ratio as of the end of each fiscal quarter.

The Ryerson Credit Facility contains events of default with respect to, among other things, default in the payment of principal when due or the payment of interest, fees and other amounts after a specified grace period, material misrepresentations, failure to perform certain specified covenants, certain bankruptcy events, the invalidity of certain security agreements or guarantees, material judgments and the occurrence of a change of control of Ryerson. If such an event of default occurs, the lenders under the Ryerson Credit Facility will be entitled to various remedies, including acceleration of amounts outstanding under the Ryerson Credit Facility and all other actions permitted to be taken by secured creditors.

The lenders under the Ryerson Credit Facility have the ability to reject a borrowing request if any event, circumstance or development has occurred that has had or could reasonably be expected to have a material adverse effect on Ryerson. If Ryerson or any significant subsidiaries of the other borrowers becomes insolvent or commences bankruptcy proceedings, all amounts borrowed under the Ryerson Credit Facility will become immediately due and payable.

The Original Notes

On January 29, 2010, Ryerson Holding issued $483 million aggregate principal amount at maturity of 14 1/2% Senior Discount Notes due 2015 (the “original notes”). No cash interest accrues on the original notes. The original notes had an initial accreted value of $455.98 per $1,000 principal amount and will accrete from the date of issuance until maturity on a semi-annual basis. The accreted value of each original note increases from the date of issuance until October 31, 2010 at a rate of 14.50%. Thereafter the interest rate increases by 1% (to 15.50%) until July 31, 2011, an additional 1.00% (to 16.50%) on August 1, 2011 until April 30, 2012, and increases by an additional 0.50% (to 17.00%) on May 1, 2012 until the maturity date. Interest compounds semi-annually such that the accreted value will equal the principal amount at maturity of each note on that date. At June 30, 2010, the accreted value of the original notes was $233.7 million. The original notes are not guaranteed by any of Ryerson Holding’s subsidiaries and are secured by a first priority security interest in the capital stock of Ryerson. The original notes rank equally in right of payment with all of Ryerson Holding’s senior debt and senior in right of payment to all of Ryerson Holding’s subordinated debt. The original notes are effectively junior to Ryerson Holding’s other secured debt to the extent of the collateral securing such debt (other than the capital stock of Ryerson). Because the original notes are not guaranteed by any of Ryerson Holding’s subsidiaries, the original notes are structurally subordinated to all indebtedness and other liabilities (including trade payables) of Ryerson Holding’s subsidiaries, including Ryerson.

The original notes contain customary covenants that, among other things, limit, subject to certain exceptions, Ryerson Holding’s ability to incur additional indebtedness, pay dividends on its capital stock or repurchase its capital stock, make certain investments or other restricted payments, create liens or use assets as security in other transactions, enter into sale and leaseback transactions, merge, consolidate or transfer or dispose of substantially all of Ryerson Holding’s assets, and engage in certain transactions with affiliates.

The original notes are redeemable, at our option, in whole or in part, at any time at specified redemption prices. We are required to redeem the original notes upon the receipt of net proceeds of certain qualified equity issuances, specified change of controls and/or specified receipt of dividends.

The terms of the Ryerson Notes (discussed below) restrict Ryerson Inc.’s ability to pay dividends to Ryerson Holding. Subject to certain exceptions, Ryerson may only pay dividends to Ryerson Holding to the extent of 50% of future net income, once prior losses are offset. In the event Ryerson is restricted from providing Ryerson Holding with sufficient distributions to fund interest and principal payments on the original notes when due, Ryerson Holding may default on the original notes unless other sources of funding are available.

Ryerson Notes

On October 19, 2007, Ryerson issued $150 million Floating Rate Senior Secured Notes due November 1, 2014 (“2014 Notes”) and $425 million 12% Senior Secured Notes due November 1, 2015 (“2015 Notes”) (together, the “Ryerson Notes”). The 2014 Notes bear interest at a rate, reset quarterly, of LIBOR plus 7.375% per annum. The 2015 Notes bear interest at a rate of 12% per annum. The Ryerson Notes are fully and unconditionally guaranteed on a senior secured basis by certain of our existing and future subsidiaries (including those existing and future domestic subsidiaries that are co-borrowers or guarantee obligations under the Ryerson Credit Facility).

At June 30, 2010, $376.2 million of the 2015 Notes and $102.9 million of the 2014 Notes remain outstanding. During the first six months of 2009, $6.0 million principal amount of the 2015 Notes were repurchased for $3.3 million and retired, resulting in the recognition of a $2.7 million gain within other income and (expense), net on the condensed consolidated statement of operations.

The Ryerson Notes and guarantees are secured by a first-priority lien on substantially all of Ryerson and its guarantors’ present and future assets located in the United States (other than receivables and inventory and related general intangibles, certain other assets and proceeds thereof) including equipment, owned real property interests valued at $1 million or more, and all present and future shares of capital stock or other equity interests of each of Ryerson and its guarantors’ directly owned domestic subsidiaries and 65% of the present and future shares of capital stock or other equity interests, of each of Ryerson and its guarantor’s directly owned foreign restricted subsidiaries, in each case subject to certain exceptions and customary permitted liens. The Ryerson Notes and guarantees are secured on a second-priority basis by a lien on the assets that secure Ryerson’s obligations under the Ryerson Credit Facility. The Ryerson Notes contain customary covenants that, among other things, limit, subject to certain exceptions, Ryerson’s ability, and the ability of its restricted subsidiaries, to incur additional indebtedness, pay dividends on its capital stock or repurchase its capital stock, make investments, sell assets, engage in acquisitions, mergers or consolidations or create liens or use assets as security in other transactions. Subject to certain exceptions, Ryerson may only pay dividends to Ryerson Holding to the extent of 50% of future net income, once prior losses are offset.

The Ryerson Notes will be redeemable by Ryerson, in whole or in part, at any time on or after November 1, 2011 at specified redemption prices. Additionally, on or prior to November 1, 2010, the Company may redeem up to 35% of the outstanding 2015 Notes with the net proceeds of specified equity offerings at specified redemption prices. If a change of control occurs, Ryerson must offer to purchase the Ryerson Notes at 101% of their principal amount, plus accrued and unpaid interest.

Pursuant to a registration rights agreement, Ryerson agreed to file with the SEC by July 15, 2008, a registration statement with respect to an offer to exchange each of the notes for a new issue of debt securities registered under the Securities Act, with terms substantially identical to those of the Ryerson Notes and to consummate an exchange offer no later than November 12, 2008. Ryerson did not consummate an exchange offer by November 12, 2008 and therefore, was required to pay additional interest to the holders of the Ryerson Notes. As a result, Ryerson paid an additional approximately $0.6 million in interest to the holders of the Ryerson Notes with the interest payment on May 1, 2009. Ryerson completed the exchange offer on April 9, 2009. Upon completion of the exchange offer, Ryerson’s obligation to pay additional interest ceased.

Foreign Debt

At June 30, 2010, Ryerson China’s total foreign borrowings were $10.6 million, of which, $8.5 million was owed to banks in Asia at a weighted average interest rate of 2.5% secured by inventory and property, plant and equipment. Ryerson China also owed $2.1 million at June 30, 2010 to VSC, our joint venture partner, at a weighted average interest rate of 0.2%. Of the total borrowings of $20.8 million outstanding at December 31, 2009, $12.6 million was owed to banks in Asia at a weighted average interest rate of 2.2% secured by inventory and property, plant and equipment. Ryerson China also owed $8.2 million at December 31, 2009 to VSC at a weighted average interest rate of 1.8%. Availability under the foreign credit lines was $17 million and $8 million at June 30, 2010 and December 31, 2009, respectively.

$150 Million 8 1 /4% Senior Notes due 2011

At June 30, 2010, $4.1 million of the 8 1 /4% Senior Notes due 2011 (“2011 Notes”) remain outstanding. The 2011 Notes pay interest semi-annually and mature on December 15, 2011.

The 2011 Notes contained covenants, substantially all of which were removed pursuant to an amendment of the 2011 Notes as a result of the tender offer to repurchase such notes during 2007.

Pension Funding

The Company made contributions of $7.5 million in 2009, $16.8 million in 2008, $0.3 million during the period from October 20 to December 31, 2007, and $12.4 million during the period from January 1 to October 19, 2007 to improve the Company’s pension plans funded status. The Company made $13 million in pension contributions in the first six months of 2010. At December 31, 2009, as reflected in “NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Note 9: Retirement Benefits.” pension liabilities exceeded plan assets by $323 million. The Company anticipates that it will have a minimum required pension contribution of approximately $33 million in the remaining six months of 2010 under the Employee Retirement Income Security Act of 1974 (“ERISA”) and Pension Protection Act (“PPA”) in the U.S and the Ontario Pension Benefits Act. Future contribution requirements depend on the investment returns on plan assets, the impact of discount rates on pension liabilities, and changes in regulatory requirements. The Company is unable to determine the amount or timing of any such contributions required by ERISA or whether any such contributions would have a material adverse effect on the Company’s financial position or cash flows. The Company believes that cash flow from operations and the Ryerson Credit Facility described above will provide sufficient funds to make the minimum required contribution in 2010.

Income Tax Payments

The Company received income tax refunds of $29.1 in 2009. The Company paid income taxes of $9.7 million in 2008, $2.8 million during the period of October 20 to December 31, 2007, and $58.7 million during the period January 1 to October 19, 2007. The Company paid income taxes of approximately $4 million in the first six months of 2010 and may be required to pay additional amounts thereafter depending upon the Company’s profitability.

Off-Balance Sheet Arrangements

In the normal course of business with customers, vendors and others, we have entered into off-balance sheet arrangements, such as letters of credit, which totaled $29 million as of June 30, 2010. Additionally, other than normal course long-term operating leases included in the following Contractual Obligations table, the Company does not have any material off-balance sheet financing arrangements. None of these off-balance sheet arrangements are likely to have a material effect on the Company’s current or future financial condition, results of operations, liquidity or capital resources.

Contractual Obligations

The following table presents contractual obligations at June 30, 2010:

	Payments Due by Period
Contractual Obligations(1)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
	(In millions)
Floating Rate Notes	$103	$—	$—	$103	$—
Fixed Rate Long Term Notes	376	—	—	—	376
Senior Discount Notes	483	—	—	483	—
Other Long Term Notes	4	—	4	—	—
Ryerson Credit Facility	410	—	410	—	—
Foreign Debt	11	11	—	—	—
Interest on Floating Rate Notes, Fixed Rate Notes, Other Long Term Notes, Ryerson Credit Facility and Foreign Debt(2)	299	62	120	101	16
Purchase Obligations(3)	27	27	—	—	—
Operating leases	92	19	26	16	31

Total	$1,805	$119	$560	$703	$423

(1)	The contractual obligations disclosed above do not include the Company’s potential future pension funding obligations (see discussion above).

(2)	Interest payments related to the variable rate debt were estimated using the weighted average interest rate for the Ryerson Credit Facility and the 2014 Notes.

(3)	The purchase obligations with suppliers are entered into when we receive firm sales commitments with certain of our customers.

Capital Expenditures

Capital expenditures during 2009, 2008 and 2007 totaled $22.8 million, $30.1 million and $60.7 million ($51.6 million during January 1 to October 19, 2007 and $9.1 million during October 20 to December 31, 2007), respectively. Capital expenditures were primarily for machinery and equipment in 2009, 2008 and 2007.

The Company anticipates capital expenditures, excluding acquisitions, to be approximately $30 million in 2010, of which $13 million was spent in the first six months of 2010, which will maintain or improve the Company’s processing capacity.

Restructuring

2009

During 2009, the Company paid $6.4 million related to the exit plan liability recorded on October 19, 2007, as part of the Platinum Acquisition. The Company also recorded a $0.3 million reduction to the exit plan liability primarily due to lower property taxes on closed facilities than estimated in the initial restructuring plan. The remaining balance as of December 31, 2009 is expected to be paid during 2010.

2008

During 2008, we paid $29.3 million related to the exit plan liability recorded on October 19, 2007, as part of the Platinum Acquisition. We also recorded a $4.4 million reduction to the exit plan liability primarily due to 277 fewer employee terminations than anticipated in the initial restructuring plan. The reduction to the exit plan liability reduced goodwill by $2.6 million, net of tax. We also recorded a $0.4 million reduction to the exit plan liability in the fourth quarter of 2008 which was credited to operating expense.

2007

On October 19, 2007, as part of the Platinum Acquisition, we recorded a liability of $114.7 million for exit costs assumed in the acquisition, which are the result of a preliminary plan of facility consolidations and organizational restructuring. The liability consists of future cash outlays for employee-related costs, including severance for 1,148 employees and employee relocation costs, totaling $53.6 million, future cash outlays for tenancy and other costs totaling $3.2 million and non-cash costs of $57.9 million for pensions and other postretirement benefits, which are a reduction in the liability as such amounts are included in the deferred employee benefits liability at December 31, 2007.

From January 1 through October 19, 2007, we recorded a charge of $5.1 million due to workforce reductions and other tenancy obligations resulting from our integration of Integris Metals. Included in the charges were future cash outlays for employee-related costs of $3.6 million, including severance for 153 employees, non-cash costs of $0.7 million for pensions and other postretirement benefits, $0.2 million for future lease payments for closed facilities and non-cash costs of $0.6 million for impairment of leased facilities.

Deferred Tax Amounts

At June 30, 2010, we had a net deferred tax liability of $44 million comprised primarily of a deferred tax asset of $104 million related to pension liability, a deferred tax asset related to postretirement benefits other than pensions of $62 million, $69 million of Alternative Minimum Tax (“AMT”) credit carryforwards, and deferred tax assets of $67 million related to other deductible temporary differences, offset by a valuation allowance of $102 million, and deferred tax liabilities of $118 million related to fixed asset basis difference and $126 million inventory basis difference.

At December 31, 2009, we had a net deferred tax liability of $40 million comprised primarily of a deferred tax asset of $130 million related to pension liability, a deferred tax asset related to postretirement benefits other than pensions of $70 million, $47 million of Alternative Minimum Tax (“AMT”) credit carryforwards, and deferred tax assets of $18 million related to other deductible temporary differences, offset by a valuation allowance of $99 million, and deferred tax liabilities of $116 million related to fixed asset basis difference and $96 million inventory basis difference.

At June 30, 2010 and December 31, 2009, the deferred tax asset related to our pension liability was $104 million and $130 million, respectively. At June 30, 2010 and December 31, 2009, we also had a deferred tax assets related to postretirement benefits other than pensions of $62 million and $70 million, respectively. To the extent that future annual charges for pension and postretirement benefits expense continue to exceed amounts deductible for tax purposes, this deferred tax asset will continue to grow. Thereafter, even if we should have a tax loss in any year in which the deductible amount would exceed the financial statement expense, the tax law provides for a 20-year carryforward period of that loss.

The Company had $11 million and $5 million of state net operating loss (“NOL”) carryforwards, net of tax, available at June 30, 2010 and December 31, 2009, respectively.

In accordance with FASB ASC 740, “Income Taxes,” the Company assesses, on a quarterly basis, the realizability of its deferred tax assets. A valuation allowance must be established when, based upon the evaluation of all available evidence, it is more-likely-than-not that all or a portion of the deferred tax assets will not be realized. In making this determination, we analyze, among other things, our recent history of earnings and cash flows, the nature and timing of future deductions and benefits represented by the deferred tax assets and our cumulative earnings for the last twelve quarters. As a result of the historical twelve quarters of cumulative U.S. pre-tax losses incurred, initially, during the second quarter of 2009, we were unable to rely on the positive evidence of projected future income. We reviewed all of the other future sources of taxable income such as: 1) the expected reversal of existing taxable temporary differences, 2) our ability to carryback taxable losses, and 3) the availability of prudent and feasible tax planning strategies. After considering both the positive and negative evidence during the second quarter of fiscal year 2009, the Company determined that it was more-likely-than-not that it would not realize the full value of a portion of its U.S. deferred tax assets. As a result, during the second quarter of 2009, the Company established a valuation allowance against its deferred tax assets in the U.S. to reduce them to the amount that is more-likely-than-not to be realized with a corresponding non-cash charge of $74.7 million to the provision for income taxes. During the second half of 2009, the changes in our deferred tax asset balances, primarily related to pension liabilities and fixed assets, required an additional charge of $23.9 million, increasing the valuation allowance to $98.8 million at December 31, 2009. Of the charges recorded during 2009, $92.7 million of this valuation allowance was charged to income tax provision and $5.9 million was charged to other comprehensive income in 2009. During the first half of 2010, the valuation allowance was adjusted for changes in our deferred tax assets and determinations concerning the realizability of certain foreign tax credits. The valuation allowance is reviewed quarterly and will be maintained until sufficient positive evidence exists to support the reversal of some or all of the valuation allowance.

Critical Accounting Estimates

Preparation of our financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of sales and expenses during the reporting period. Our critical accounting policies, including the assumptions and judgments underlying them, are disclosed under the caption “NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Note 1: Statement of Accounting and Financial Policies.” These policies have been consistently applied and address such matters as revenue recognition, depreciation methods, inventory valuation, asset impairment recognition and pension and postretirement expense. While policies associated with estimates and judgments may be affected by different assumptions or conditions, we believe our estimates and judgments associated with the reported amounts are appropriate in the circumstances. Actual results may differ from those estimates.

We consider the policies discussed below as critical to an understanding of our financial statements, as application of these policies places the most significant demands on management’s judgment, with financial reporting results relying on estimation of matters that are uncertain.

Provision for allowances, claims and doubtful accounts: We perform ongoing credit evaluations of customers and set credit limits based upon review of the customers’ current credit information and payment history. We monitor customer payments and maintain a provision for estimated credit losses based on historical experience and specific customer collection issues that we have identified. Estimation of such losses requires adjusting historical loss experience for current economic conditions and judgments about the probable effects of economic conditions on certain customers. We cannot guarantee that the rate of future credit losses will be similar to past experience. Provisions for allowances and claims are based upon historical rates, expected trends and estimates of potential returns, allowances, customer discounts and incentives. We consider all available information when assessing the adequacy of the provision for allowances, claims and doubtful accounts.

Inventory valuation: Our inventories are valued at cost, which is not in excess of market. Inventory costs reflect metal and in-bound freight purchase costs, third-party processing costs and internal direct and allocated indirect processing costs. Cost is primarily determined by the LIFO method. We regularly review inventory on hand and record provisions for obsolete and slow-moving inventory based on historical and current sales trends. Changes in product demand and our customer base may affect the value of inventory on hand which may require higher provisions for obsolete inventory.

Deferred tax asset: We record operating loss and tax credit carryforwards and the estimated effect of temporary differences between the tax basis of assets and liabilities and the reported amounts in the Consolidated Balance Sheet. We follow detailed guidelines in each tax jurisdiction when reviewing tax assets recorded on the balance sheet and provide for valuation allowances as required. Deferred tax assets are reviewed for recoverability based on historical taxable income, the expected reversals of existing temporary differences, tax planning strategies and on forecasts of future taxable income. The forecasts of future taxable income require assumptions regarding volume, selling prices, margins, expense levels and industry cyclicality. If we are unable to generate sufficient future taxable income in certain tax jurisdictions, we will be required to record additional valuation allowances against our deferred tax assets related to those jurisdictions.

Long-lived Assets and Other Intangible Assets: Long-lived assets held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment is recognized. Any related impairment loss is calculated based upon comparison of the fair value to the carrying value of the asset. Separate intangible assets that have finite useful lives are amortized over their useful lives. An impaired intangible asset would be written down to fair value, using the discounted cash flow method.

Goodwill: In assessing the recoverability of our goodwill and other intangibles we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. We perform an annual review in the fourth quarter of each year, or more frequently if indicators of potential impairment exist, to determine if the carrying value of the recorded goodwill is impaired. Our impairment review is a two-step process. In step one, we compare the fair value of the reporting unit in which goodwill resides to its carrying value. If the carrying amount exceeds the fair value, the second step of the goodwill impairment test is performed to measure the amount of the impairment loss, if any. We estimate the reporting unit’s fair value using an income approach based on discounted future cash flows that requires us to estimate income from operations based on projected results and discount rates based on a weighted average cost of capital of comparable companies. The income approach is subject to a comparison for reasonableness to a market approach at the date of valuation. A key assumption made is that, in general, business activity will recover somewhat in 2010 compared to 2009. If these estimates or their related assumptions for commodity prices and demand change in the future, we may be required to record impairment charges for these assets not previously recorded. The Company cannot predict the occurrence of events that might adversely affect the reported value of goodwill. During the fourth quarter of 2009, we reviewed the goodwill for impairment and determined that none of the reporting units were at risk of failing step one of the impairment testing.

Pension and postretirement benefit plan assumptions: We sponsor various benefit plans covering a substantial portion of its employees for pension and postretirement medical costs. Statistical methods are used to anticipate future events when calculating expenses and liabilities related to the plans. The statistical methods include assumptions about, among other things, the discount rate, expected return on plan assets, rate of increase of health care costs and the rate of future compensation increases. Our actuarial consultants also use subjective factors such as withdrawal and mortality rates when estimating expenses and liabilities. The discount rate used for U.S. plans reflects the market rate for high-quality fixed-income investments on our annual measurement date (December 31) and is subject to change each year. The discount rate was determined by matching, on an approximate basis, the coupons and maturities for a portfolio of corporate bonds (rated Aa or better by Moody’s Investor Services or AA or better by Standard and Poor’s) to the expected plan benefit payments defined by the projected benefit obligation. The discount rates used for plans outside the U.S. are based on a combination of relevant indices regarding corporate and government securities, the duration of the liability and appropriate judgment. The assumptions used in the actuarial calculation of expenses and liabilities may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may result in a significant impact on the amount of pension or postretirement benefit expense we may record in the future.

Legal contingencies: We are involved in a number of legal and regulatory matters including those discussed in “NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Note 17: Commitments and Contingencies.” We determine whether an estimated loss from a loss contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. We analyze our legal matters based on available information to assess potential liability. We consult with outside counsel involved in our legal matters when analyzing potential outcomes. We cannot determine at this time whether any potential liability related to this litigation would materially affect our financial position, results of operations or cash flows.

Recent Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-6, “Improving Disclosures About Fair Value Measurements” (“ASU 2010-6”), which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. ASU 2010-6 is effective for interim and annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for interim and annual periods beginning after December 15, 2010. We adopted the requirements within ASU 2010-6 as of January 1, 2010, except for the Level 3 reconciliation disclosures. The adoption did not have an impact on our financial statements.

Other Matters

China

In 2006, Ryerson Inc. and VSC and its subsidiary, CAMP BVI, formed Ryerson China to enable us, through this foreign operation, to provide metals distribution services in China. We invested $28.3 million in Ryerson China for a 40% equity interest. We increased ownership of Ryerson China from 40% to 80% in the fourth quarter of 2008 for a total purchase cost of $18.5 million. Based on our ownership percentage of Ryerson China, we have fully consolidated the operations of Ryerson China as of October 31, 2008. Ryerson China is based in Shanghai and operates processing and service centers in Guangzhou, Dongguan, Kunshan, Tianjin and Wuhan and a sales office in Shanghai.

On July 12, 2010, Ryerson Holding acquired VSC’s 20% equity interest in Ryerson China for $17.5 million. Ryerson China is now a wholly-owned subsidiary of Ryerson Holding. The acquisition is not material to our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Interest rate risk

We are exposed to market risk related to our fixed-rate and variable-rate long-term debt. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates. Changes in interest rates may affect the market value of our fixed-rate debt. The estimated fair value of our long-term debt and the current portions thereof using quoted market prices of Company debt securities recently traded and market-based prices of similar securities for those securities not recently traded was $1,118 million at June 30, 2010 and $750 million at December 31, 2009 as compared with the carrying value of $1,138 million and $754 million at June 30, 2010 and December 31, 2009, respectively.

We had interest rate swap agreements for $100 million notional amount of pay fixed, receive floating interest rate swaps at June 30, 2010 and December 31, 2009, to effectively convert the interest rate from floating to fixed through July 2011. We do not currently account for these contracts as hedges but rather mark them to market with a corresponding offset to current earnings. At June 30, 2010, these agreements had a liability value of $1.1 million. A hypothetical 1% increase in interest rates on variable rate debt would have increased interest expense in the first six months of 2010 by approximately $2.1 million.

Foreign exchange rate risk

We are subject to exposure from fluctuations in foreign currencies. We use foreign currency exchange contracts to hedge our Canadian subsidiaries variability in cash flows from the forecasted payment of currencies other than the functional currency. The Canadian subsidiaries’ foreign currency contracts were principally used to purchase U.S. dollars. We had foreign currency contracts with a U.S. dollar notional amount of $9.0 million outstanding at June 30, 2010, and an asset value of $0.2 million. We do not currently account for these contracts as hedges but rather mark these contracts to market with a corresponding offset to current earnings.

Commodity price risk

Metal prices can fluctuate significantly due to several factors including changes in foreign and domestic production capacity, raw material availability, metals consumption and foreign currency rates. Declining metal prices could reduce our revenues, gross profit and net income. From time to time, we may enter into fixed price sales contracts with our customers for certain of our inventory components. We may enter into metal commodity futures and options contracts to reduce volatility in the price of these metals. We do not currently account for these contracts as hedges, but rather mark these contracts to market with a corresponding offset to current earnings. As of June 30, 2010, we had 255 metric tons of nickel futures or option contracts outstanding with an asset value of $0.4 million.

BUSINESS

Our Company

We are a leading North American processor and distributor of metals measured in terms of sales, with operations in the United States and Canada, as well as in China. We distribute and process various kinds of metals, including stainless and carbon steel and aluminum products. We are among the largest purchasers of metals in North America. For the year ended December 31, 2009, we purchased approximately 1.7 million tons of materials from many suppliers throughout the world. We currently operate approximately 95 facilities across the United States and Canada and five facilities in China. For the six months ended June 30, 2010, our net sales were approximately $1.9 billion and our net loss was $36.5 million.

Our service centers are strategically located to process and deliver the volumes of metal our customers demand. Due to our scale, we are able to process and distribute standardized products in large volumes while maintaining low operating costs. Our distribution capabilities include a fleet of tractors and trailers that are owned, leased or dedicated by third party carriers. With these capabilities, we are able to efficiently meet our customers’ just-in-time delivery demands.

We carry a full line of products in stainless steel, aluminum, carbon steel and alloy steels, and a limited line of nickel and red metals. These materials are inventoried in a number of shapes, including coils, sheets, rounds, hexagons, square and flat bars, plates, structurals and tubing. More than one-half of the materials we sell are processed. We use processing and fabricating techniques such as sawing, slitting, blanking, cutting to length, leveling, flame cutting, laser cutting, edge trimming, edge rolling, roll forming, tube manufacturing, polishing and shearing to process materials to specified thickness, length, width, shape and surface quality pursuant to specific customer orders. We also use third-party fabricators and processors to outsource certain processes to enhance our value-added services.

The following chart shows our percentage of sales by major product lines for the six months ended June 30, 2010.

We serve more than 40,000 customers across a wide range of end markets. For the year ended December 31, 2009, no single customer accounted for more than 5% of our sales and our top 10 customers accounted for less than 17% of our sales. Our customer base ranges in size from large, national, original equipment manufacturers, to local independently owned fabricators and machine shops. Our geographic network and customization capabilities allow us to serve large, national manufacturing companies in North America by providing a consistent standard of products and services across multiple locations. Many of our facilities possess processing capabilities, which allow us to provide customized products and solutions to local customers on a smaller scale while maintaining just-in-time deliveries to our customers.

The following chart shows our percentage of sales by class of customers for 2009.

As part of securing customer orders, we also provide technical services to our customers to assure a cost effective material application while maintaining or improving the customers’ product quality. We have designed our services to reduce our customers’ costs by minimizing their investment in inventory and improving their production efficiency.

Since Platinum’s acquisition of Ryerson in October 2007, we have implemented numerous strategic initiatives aimed at reducing costs, improving working capital management, increasing efficiencies and enhancing liquidity. Our management team has decentralized our operations, improved inventory turns, rationalized facilities and reduced headcount. These changes have resulted in substantial permanent cost savings estimated at approximately $180 million annually and position Ryerson for improved profitability and future growth.

Industry Overview

According to Purchasing Magazine, the U.S. and Canadian metals distribution industry generated $153 billion in 2008 net sales. The end-markets for metals service centers are highly diverse and include machinery, manufacturing, construction and transportation.

Metals service centers serve as key intermediaries between metal producers and end users of metal products. Metal producers offer commodity products and typically sell metals in the form of standard-sized coils, sheets, plates, structurals, bars and tubes. Producers prefer large order quantities, longer lead times and limited inventory in order to maximize capacity utilization. End users of metal products seek to purchase metals with customized specifications, including value-added processing. End market customers look for “one-stop” suppliers that can offer processing services along with lower order volumes, shorter lead times, and more reliable delivery. As an intermediary, metals service centers aggregate end-users’ demand, purchase metal in bulk to take advantage of economies of scale and then process and sell metal that meets specific customer requirements.

The metals service center industry is comprised of many companies, the majority of which have limited product lines and inventories, with customers located in a specific geographic area. The industry is highly fragmented, with approximately 1,200 firms, a large number of which are small companies and few of which are relatively large companies, operating approximately 3,300 facilities. According to Purchasing Magazine, the top 20 companies represented approximately 33% of industry sales in 2008. In general, competition is based on quality, service, price and geographic proximity.

The metals service center industry typically experiences cash flow trends that are counter-cyclical to the revenue and volume growth of the industry. Companies that participate in the industry have assets that are composed primarily of working capital. During an industry downturn, companies generally reduce working capital investments and generate cash as inventory and accounts receivable balances decline. As a result, operating cash flow and liquidity tend to increase during a downturn, which typically facilitates industry participants’ ability to cover fixed costs and repay outstanding debt.

The industry is divided into three major groups: general line service centers, specialized service centers, and processing centers, each of which targets different market segments. General line service centers handle a broad line of metals products and tend to concentrate on distribution rather than processing. General line service centers range in size from a single location to a nationwide network of locations. For general line service centers, individual order size in terms of dollars and tons tends to be small relative to processing centers, while the total number of orders is typically high. Specialized service centers focus their activities on a narrower range of product and service offerings than do general line companies. Such service centers provide a narrower range of services to their customers and emphasize product expertise and lower operating costs, while maintaining a moderate level of investment in processing equipment. Processing centers typically process large quantities of metals purchased from primary producers for resale to large industrial customers, such as the automotive industry. Because orders are typically large, operation of a processing center requires a significant investment in processing equipment.

We compete with many other general line service centers, specialized service centers and processing centers on a regional and local basis, some of which may have greater financial resources and flexibility than us. We also compete to a lesser extent with primary metal producers. Primary metal producers typically sell to very large customers that require regular shipments of large volumes of steel. Although these large customers sometimes use metals service centers to supply a portion of their metals needs, metals service center customers typically are consumers of smaller volumes of metals than are customers of primary steel producers. Although we purchase from foreign steelmakers, some of our competitors purchase a higher percentage of metals than us from foreign steelmakers. Such competitors may benefit from favorable exchange rates or other economic or regulatory factors that may result in a competitive advantage. This competitive advantage may be offset somewhat by higher transportation costs and less dependable delivery times associated with importing metals into the United States. Excess capacity of metals relative to demand in the industry from mid-1995 through late 2003 led to a weakening in prices. Notwithstanding brief periods of price increases, we generally reduced our prices from mid-1995 through late 2003 to remain competitive. Demand also was impacted by a cyclical downturn in the U.S. economy, impacting our business through decreasing volumes and declining prices starting in the second half of 2000 and continuing through the third quarter of 2003. Since the fourth quarter of 2003 through 2008 , we experienced an increase in demand and prices for our products. In 2004, metals producers imposed material surcharges, increased prices and placed supply constraints on certain materials, due to global economic factors including increased demand from China and in the United States, decreased imports into the United States, and consolidation in the steelmaking industry. The metals service center industry experienced a significant recovery in 2004 through 2006, due to global economic factors including increased demand from China and in the United States, decreased imports into the United States, and consolidation in the steelmaking industry, and a rebounding of the U.S. manufacturing sector, all of which combined to substantially increase metals selling prices from 2003 levels.

Competitive Strengths

Leading Market Position with National Scale and a Strong International Presence.

According to Purchasing Magazine, we were the second largest metals service center in the combined United States and Canada market in 2008, based on sales. We also believe we are the largest distributor of stainless steel, one of the two largest distributors of aluminum products, and one of the leading distributors of carbon flat roll, plate, bar and tubing products in the combined United States and Canada market. For the six months ended June 30, 2010, we generated approximately $1.9 billion in net sales. We have a broad geographic presence with approximately 95 locations in the United States and Canada, and we are also the only major North American service center with a significant presence in China. Our five Chinese service centers position us favorably in the largest metals market in the world.

Our service centers are strategically located near our customer locations, enabling us to provide timely delivery to customers across numerous geographic markets. Additionally, our widespread network of locations in the United States, Canada and China utilize coordinated and consistent methodologies that allow us to target and serve customers with diverse supply chain requirements across multiple manufacturing locations. We believe our consistent network-wide operating structure, coupled with sales and customer service employees focused on the complex needs of these larger customers, provides a unique competitive advantage in serving these customers. Our ability to transfer inventory among our facilities better enables us to timely and profitably source specialized items at regional locations throughout our network than if we were required to maintain inventory of all products at each location.

Diverse Customer Base and Product Offerings.

We believe that our broad and diverse customer base provides a strong platform for growth in a recovering economy and helps protect us from regional and industry-specific downturns. We serve more than 40,000 customers across a diverse range of industries, including metals fabrication, industrial machinery, commercial transportation, electrical equipment and appliances and construction equipment. During the year ended December 31, 2009, no single customer accounted for more than 5% of our sales, and our top 10 customers accounted for less than 17% of sales. Approximately 1,500 of our customers operate in multiple locations and our relationships with these customers provide us with stable demand and the ability to better manage profitability.

We carry a full range of products including stainless steel, aluminum, carbon steel and alloy steels and a limited line of nickel and red metals. In addition, we provide a broad range of processing and fabrication services such as sawing, slitting, blanking, cutting to length, leveling, flame cutting, laser cutting, edge trimming, edge rolling, roll forming, tube manufacturing, polishing and shearing to process materials to a specified thickness, length, width, shape and surface quality pursuant to specific customer orders. We also provide supply chain solutions, including just-in-time delivery, and value-added components to many original equipment manufacturers.

Transformed Operating and Cost Structure Since Platinum Acquisition.

Since the October 2007 acquisition by Platinum, we have reduced our annual costs by approximately $280 million, of which we believe approximately $180 million are permanent. These organizational and operating changes were aimed at improving our operating structure, working capital management, efficiency and liquidity. Our senior management team has been instrumental in designing and implementing these changes and continues to evaluate incremental opportunities for cost savings. Specific completed initiatives include:

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Decentralized operations. We decentralized our operations by transitioning most corporate functions from our Chicago headquarters to five regional field offices. The decentralization process improved our customer responsiveness by moving key commercial support functions such as procurement, credit and operations support closer to our field operations. We have implemented a series of reporting, management and control processes related to sales processes, purchasing, expense management, inventory and credit to manage risk, maintain advantages of scale and share best practices.

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Facility rationalization. We closed a total of 15 redundant or underperforming facilities in North America, while still maintaining the ability to service our markets and customers. Net of new facilities opened over the past year, we have reduced our warehouse space by approximately 1.7 million square feet to 8.4 million square feet at June 30, 2010.

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Headcount reduction. We have reduced our North American headcount from 5,203 at October 19, 2007 to 3,530 at June 30, 2010. This process was achieved through the previously mentioned facility rationalization initiative as well as decentralization, which facilitated a significant reduction in total corporate overhead by eliminating or downsizing duplicative or extraneous layers of management.

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Improved inventory management. We have focused on process improvements in inventory management. Our inventory days improved from an average of 105 days in 2006 to 68 days in the second quarter of 2010. We transferred many key decision making processes from headquarters to regional managers involved in day-to-day operations. We also enhanced our inventory reporting capabilities to provide more timely and detailed information, which allows senior management to more closely monitor inventory data and quickly address any potential issues that may arise. We believe this change in philosophy has resulted in a permanent improvement in inventory management.

While some of the approximately $280 million of cost reductions are the result of volume declines and temporary expense actions, we believe that approximately $180 million of the cost reductions represent a permanent annual reduction to our fixed cost structure. We believe this will provide substantial improvement in earnings in a rising volume environment. As a result of these initiatives, we believe that we now have a more favorable cost structure compared to many of our peers. This low-cost advantage enhances our financial flexibility and liquidity and positions us more strongly at all points in the cycle.

Experienced Management Team Driving a New Operating Philosophy.

Our senior management team has extensive industry and operational experience and has been instrumental in optimizing and implementing our transformation under Platinum. All of these managers, with the exception of one, were previously with us and were appointed to their current posts after Platinum’s acquisition of Ryerson. These senior managers have an average of more than 20 years of experience in the metals or service center industries and approximately 20 years with Ryerson or its predecessors. Senior management has successfully managed Ryerson through past market cycles and is uniquely positioned to manage Ryerson successfully going forward.

Broad-Based Platform for Growth.

We believe we are well-positioned to grow sales and improve profitability. While the service center industry is expected to benefit from improving general economic conditions, we expect several end-markets where we have meaningful exposure (including the heavy and medium truck/transportation, machinery, industrial equipment and appliance sectors) will likely experience stronger shipment growth in the coming years compared to overall industrial growth. In addition, a number of our other characteristics will enhance our growth.

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Improved sales force and strategy. We have upgraded the talent level of our sales force and are also utilizing new sales practices in order to both gain new customers and increase sales to existing customers. We have also begun to target the Mexican market through a focused sales strategy.

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Extensive national network. Our leading position and extensive national facility network provides insight into nearly all domestic metals-consuming markets. This knowledge allows us to evaluate and target certain markets for expansion where we can service customers more profitably and increase market share. Since 2008, we have opened new facilities in Utah, Texas, Ohio, Alabama, California and Nuevo Leon and Baja California, Mexico and are currently evaluating several other areas for expansion.

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Presence in China. We are the only major domestic service center with a significant presence in China. The Chinese market has historically grown at much higher rates compared to other major metals-consuming regions and this above-average growth is expected to continue. In 2009, our Chinese operation opened a fifth location and we continue to evaluate additional growth opportunities in this market.

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Positioned for consolidation. We believe that given our size, diversity and operating expertise, complemented by our relationship with Platinum, we can more easily identify and complete accretive acquisitions in a disciplined manner. We believe we are extremely well-positioned to capitalize on the expected increase in consolidation activity in the highly-fragmented metals service center sector.

Strong Relationships with Suppliers.

We are strategically aligned with high quality suppliers and also opportunistically take advantage of purchasing opportunities abroad. We believe that we are frequently one of the largest customers of our suppliers and that concentrating our orders among a core group of suppliers is an effective method for obtaining favorable pricing and service. Suppliers worldwide are consolidating and large, geographically diversified customers, such as Ryerson, are desirable partners for these larger suppliers.

Our Strategy

Achieve Organic Growth.

To achieve organic sales growth, we are focused on increasing our sales to existing customers as well as expanding our customer base. We expect to continue to increase sales and shipments through a variety of sales initiatives and by targeting attractive markets.

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Multiple sales initiatives. We have increased the size and upgraded the talent base of our North American sales force and adjusted our incentive plans consistent with our growth goals. We have also renewed our focus on increasing sales to transactional customers. In order to execute this strategy, we have improved our inventory profile by region, increased proactive sales practices, improved customer responsiveness and enhanced delivery capability. We believe the regional structure will facilitate quicker decision making to allow us to react more quickly to rapid changes in market conditions that drive the transactional business.

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Global account sales program. Our global account sales program, which targets those customers that are considering consolidating suppliers or outsourcing supply chain management, currently accounts for approximately 20% of annual sales and provides opportunities to increase sales to existing customers and also attract new customers. This group can manage the requirements of customers across our geographic footprint and represents a competitive advantage that allows us to reach large, multi-location customers in North America and globally through a single point of contact.

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Greenfield expansion in attractive markets. While we have been consolidating redundant or underperforming facilities since the Platinum acquisition, we have also opened facilities in several new regions in the United States including, Utah, Texas, Ohio, California and Alabama, where we saw an opportunity for Ryerson to open locations previously serviced from facilities further away. We are evaluating additional expansion opportunities and expect to continue selective expansion in the future.

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Continued growth in international markets. We are focused on growing our business in international markets. We are enhancing the size and quality of the sales talent in our operations in China and are pursuing more value-added processing with higher margins, as well as broadening our product line. In addition, our Chinese operation opened a fifth location in 2009 in Wuhan; we are favorably positioned to add additional locations and identify possible acquisitions.

Additionally, we are planning to leverage our capabilities in China to deliver products and services to our North American customers. We are also currently pursuing sales into the Mexican market through our locations serving customers along the U.S.-Mexico border and plan to further penetrate the Mexican market beyond our customer base along the border.

Pursue Opportunistic Acquisitions.

The metals service center industry is highly fragmented and we believe our significant geographic presence provides a strong platform to capitalize on this fragmentation through acquisitions. Acquisitions provide various opportunities for value creation including increased economies of scale, entry into new markets, cross-selling opportunities and enhanced distribution capability.

Ryerson and Platinum have significant experience and a proven track record of identifying and executing on value-accretive acquisitions of metals service center companies. We continually evaluate potential acquisitions of service center companies, including joint venture opportunities, to complement our existing customer base and product offerings. We plan to continue to pursue our disciplined approach to acquisitions.

Continue to Improve Our Operating Efficiencies.

We are committed to improving our operating capabilities through continuous business improvements and cost reductions. We have established a field operations council that continually benchmarks and evaluates our operating cost structure and looks for opportunities to increase our operating leverage through expense improvements. In 2009, this group executed over 200 projects that, in combination, reduced annual costs by approximately $20 million. Improvements were in a variety of areas including worker compensation claims, transportation costs and maintenance expense. The group is currently working on over 100 new projects that are expected to result in additional savings in 2010 and beyond.

Expand Our Product and Service Offerings.

We are expanding revenue opportunities through downstream integration and conversion of commodity business into non-commodity, value-added processes such as first stage manufacturing and other fabrication processes. Additionally, we have assumed for certain customers the management and responsibility for complex supply chains involving numerous suppliers, fabricators and processors. For the six months ended June 30, 2010, we generated approximately $114 million of revenue from our fabrication and supply chain operations. We currently have strong relationships with many customers and business partners for whom we handle fabrication processes and we have established a group of experienced managers dedicated to expanding this business.

Additionally, in order to enhance our ability to compete more effectively in our long products segment, we have established regional product inventory depots to provide a broad line of stainless, aluminum, carbon and alloy long products as well as the necessary processing equipment to meet demanding requirements of these customers.

Maintain Flexible Capital Structure and Strong Liquidity Profile.

Prior to the issuance of the original notes, we reduced our debt by $475 million between December 31, 2007 and December 31, 2009, representing a reduction of 39% from our outstanding debt balance as of December 31, 2007. Between December 31, 2007 and June 30, 2010, we reduced our debt by $91 million, representing a reduction of 7% from our outstanding debt balance as of December 31, 2007. We maintained combined availability and cash-on-hand in excess of $300 million throughout the economic downturn. Availability under the Ryerson Credit Facility at June 30, 2010 was $335 million. Our management team is focused on maintaining a strong level of liquidity while executing our various growth strategies and maintaining the flexibility to act opportunistically on acquisitions. We believe that our flexible capital structure and strong liquidity profile positions us for growth in an improving market environment and gives us the financial flexibility to continue paying down debt, reinvest in our business, and pursue our growth agenda.

Industry Outlook

The U.S. manufacturing sector continues to recover from the economic downturn. According to the Institute for Supply Management, the PMI was 55.5% in July 2010, marking 12 consecutive months of expansion in the manufacturing economy. We have seen an improving trend in our orders resulting from higher levels of manufacturing activities in the markets we serve. Furthermore, the overall U.S. economy is projected to continue its growth in 2010 after the contraction in 2009. The U.S. Congressional Budget Office is forecasting GDP growth rates of 2.0% in 2011 and 4.2% in 2012. We believe a continued favorable interest rate environment will help foster an economic recovery and that we will benefit from such recovery.

According to MSCI, absolute total inventory levels of carbon and stainless steel at U.S. service centers reached a trough in August 2009 and were at the lowest levels since the data series began in 1977. Restocking activities, which indicate recovery in volume and end-user demand, have just started and are expected to be significant and protracted given the extended length of the recent destocking cycle. We believe that the industry’s months of supply (i.e., absolute inventories divided by shipments) will likely remain low as metals service centers maintain the discipline in their inventory management while volume recovers.

Metals prices have increased significantly from the trough levels in 2009. LME prices for nickel and aluminum have retreated recently, but still show significant recovery from early 2009 levels. Additionally, the CRU price index for hot-rolled carbon showed a 50% increase from its June 2009 low to August 2010. As the economic recovery continues and demand returns despite volume still well below historical norms, we believe the rising metals prices are sustainable if producers remain disciplined in producing according to demand.

China continues to be a key driver in the growth of global metals demand. According to The Economist Intelligence Unit, China’s GDP is projected to grow at 9.9% in 2010 and 8.3% in 2011. We are continuing to increase our operations in China, which allows us to benefit from the growth in this market.

We believe that our efficient operational platform, improved cost structure and flexible financial and liquidity position provide us with significant competitive advantages to benefit from the expected growth in the metals distribution industry. Furthermore, we have expanded into new markets through various acquisitions this year and will continue to look for more opportunities as the economy recovers.

Products and Services

We carry a full line of carbon steel, stainless steel, alloy steels and aluminum, and a limited line of nickel and red metals. These materials are inventoried in a number of shapes, including coils, sheets, rounds, hexagons, square and flat bars, plates, structurals and tubing.

The following table shows our percentage of sales by major product lines for 2007, 2008 and 2009:

	Predecessor	Successor
Product Line	January 1 to October 19, 2007	October 20 to December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009
Stainless	36%	34%	30%	25%
Aluminum	22	21	20	22
Carbon flat rolled	24	26	25	28
Bars, tubing and structurals	7	8	9	8
Fabricated and carbon plate	7	7	11	11
Other	4	4	5	6

Total	100%	100%	100%	100%

More than one-half of the materials sold by us are processed. We use processing and fabricating techniques such as sawing, slitting, blanking, cutting to length, leveling, flame cutting, laser cutting, edge trimming, edge rolling, polishing and shearing to process materials to specified thickness, length, width, shape and surface quality pursuant to specific customer orders. Among the most common processing techniques used by us are slitting, which involves cutting coiled metals to specified widths along the length of the coil, and leveling, which involves flattening metals and cutting them to exact lengths. We also use third-party fabricators to outsource certain processes that we are not able to perform internally (such as pickling, painting, forming and drilling) to enhance our value-added services.

The plate burning and fabrication processes are particularly important to us. These processes require sophisticated and expensive processing equipment. As a result, rather than making investments in such equipment, manufacturers have increasingly outsourced these processes to metals service centers.

As part of securing customer orders, we also provide services to our customers to assure cost effective material application while maintaining or improving the customers’ product quality.

Our services include: just-in-time inventory programs, production of kits containing multiple products for ease of assembly by the customer, consignment arrangements and the placement of our employees at a customer’s site for inventory management and production and technical assistance. We also provide special stocking programs in which products that would not otherwise be stocked by us are held in inventory to meet certain customers’ needs. These services are designed to reduce customers’ costs by minimizing their investment in inventory and improving their production efficiency.

Customers

Our customer base is diverse, numbering over 40,000, and generates, on average, in excess of 1,000,000 purchase orders per year. For the year ended December 31, 2009, no single customer accounted for more than 5% of our sales, and the top 10 customers accounted for less than 17% of our sales. Substantially all of our sales are attributable to our U.S. operations and substantially all of our long-lived assets are located in the United States. The only operations attributed to a foreign country relate to our subsidiaries in Canada, which comprised 10% of our sales in each of 2007, 2008 and 2009, and in China through Ryerson China, which comprised 0%, 0% and 4% in 2007, 2008 and 2009, respectively. Canadian assets were 10%, 9% and 13% of consolidated assets at December 31, 2007, 2008 and 2009, respectively. Chinese assets were 0%, 4% and 4% of consolidated assets at December 31, 2007, 2008 and 2009, respectively. Our customer base includes most metal-consuming industries, most of which are cyclical.

Some of our largest customers have procurement programs with us, typically ranging from three months to one year in duration. Pricing for these contracts is generally based on a pricing formula rather than a fixed price for the program duration. However, certain customer contracts are at fixed prices; in order to minimize our financial exposure, we generally match these fixed-price sales programs with fixed-price supply programs. In general, sales to customers are priced at the time of sale based on prevailing market prices.

Suppliers

For the year ended December 31, 2009, our top 25 suppliers accounted for approximately 78% of our purchase dollars.

We purchase the majority of our inventories at prevailing market prices from key suppliers with which we have established relationships to obtain improvements in price, quality, delivery and service. We are generally able to meet our materials requirements because we use many suppliers, because there is a substantial overlap of product offerings from these suppliers, and because there are a number of other suppliers able to provide identical or similar products. Because of the competitive nature of the business, when metal prices increase due to product demand, mill surcharges, supplier consolidation or other factors that in turn lead to supply constraints or longer mill lead times, we may not be able to pass our increased material costs fully to customers. In recent years and in 2009, there have been significant consolidations among suppliers of carbon steel, stainless steel, and aluminum. Continued consolidation among suppliers could lead to disruptions in our ability to meet our material requirements as the sources of our products become more concentrated from fewer producers. We believe we will be able to meet our material requirements because we believe that we have good relationships with our suppliers and believe we will continue to be among the largest customers of our suppliers.

Facilities

Our owned and leased facilities as of June 30, 2010 are set forth below.

Operations in the United States

Ryerson, through JT Ryerson, maintains 85 operational facilities, including 8 locations that are dedicated to administration services. All of our metals service center facilities are in good condition and are adequate for JT Ryerson’s existing operations. Approximately 40% of these facilities are leased. The lease terms expire at various times through 2025. Owned properties noted as vacated below have been closed and are in the process of being sold. JT Ryerson’s properties and facilities are adequate to serve its present and anticipated needs.

The following table sets forth certain information with respect to each facility as of June 30, 2010:

Location	Own/Lease
Birmingham, AL	Owned
Mobile, AL	Leased
Fort Smith, AR	Owned
Hickman, AR**	Leased
Little Rock, AR(2)	Owned
Phoenix, AZ	Owned
Fresno, CA	Leased
Livermore, CA	Leased
Vernon, CA	Owned
Commerce City, CO	Owned
Greenwood, CO*	Leased
Wilmington, DE	Owned
Jacksonville, FL	Owned
Miami, FL	Owned
Orlando, FL*	Leased
Tampa Bay, FL	Owned
Duluth, GA	Owned
Norcross, GA	Owned
Cedar Rapids, IA	Owned
Des Moines, IA	Owned
Marshalltown, IA	Owned
Boise, ID	Leased
Elgin, IL	Leased
Chicago, IL (Headquarters)*	Owned
Chicago, IL (16th Street Facility)	Owned
Lisle, IL*	Leased
Burns Harbor, IN	Owned
Indianapolis, IN	Owned
Wichita, KS	Leased
Louisville, KY	Owned
Shelbyville, KY**	Owned
New Orleans, LA	Leased

Location	Own/Lease
Shreveport, LA	Owned
St. Rose, LA	Owned
Devens, MA	Owned
Grand Rapids, MI*	Leased
Jenison, MI	Owned
Lansing, MI	Leased
Minneapolis, MN	Owned
Plymouth, MN	Owned
Maryland Heights, MO	Leased
North Kansas City, MO	Owned
St. Louis, MO(2)	Leased
Greenwood, MS	Leased
Jackson, MS	Owned
Billings, MT	Leased
Charlotte, NC(2)	Owned
Greensboro, NC	Owned
Pikeville, NC	Leased
Youngsville, NC	Leased
Omaha, NE	Owned
Lancaster, NY	Owned
Liverpool, NY	Leased
New York, NY*	Leased/Vacated
Cincinnati, OH	Owned/Vacated
Cleveland, OH	Owned
Columbus, OH	Leased
Hamilton, OH*	Leased
Tulsa, OK	Owned
Oklahoma City, OK	Owned
Portland, OR(2)	Leased
Ambridge, PA**	Owned
Fairless Hills, PA	Leased
Pittsburgh, PA	Owned/Vacated
Pittsburgh, PA*	Leased
Charleston, SC	Owned
Greenville, SC	Owned
Chattanooga, TN	Owned
Knoxville, TN	Leased/Vacated
Memphis, TN	Owned
Nashville, TN	Owned/Vacated
Nashville, TN*	Leased
Dallas, TX(2)	Owned
Houston, TX	Owned
Houston, TX	Leased
Houston, TX	Leased/Vacated
McAllen, TX	Leased
Clearfield, UT(2)	Leased
Pounding Mill, VA	Owned
Richmond, VA	Owned
Renton, WA	Owned
Spokane, WA	Owned
Baldwin, WI	Leased
Green Bay, WI	Owned
Milwaukee, WI	Owned

*	Office space only
**	Processing centers

Operations in Canada

Ryerson Canada, a wholly-owned indirect Canadian subsidiary of Ryerson, has 14 facilities in Canada. All of the metals service center facilities are in good condition and are adequate for Ryerson Canada’s existing and anticipated operations. Five facilities are leased.

Location	Own/Lease
Calgary, AB	Owned
Edmonton, AB	Owned
Edmonton, AB (Warehouse Only)	Owned/Vacated
Richmond, BC	Owned
Winnipeg, MB	Owned
Winnipeg, MB	Leased
Saint John, NB	Owned
Brampton, ON	Leased
Mississauga, ON	Leased/Vacated
Sudbury, ON	Owned
Toronto, ON (includes Canadian Headquarters)	Owned
Laval, QC	Leased
Vaudreuil, QC	Leased
Saskatoon, SK	Owned

Ryerson China

Ryerson China, a company in which Ryerson Holding directly or indirectly owns a 80% interest as of June 30, 2010, has five service and processing centers in China, at Guangzhou, Dongguan, Kunshan, Tianjin and Wuhan, performing coil processing, sheet metal fabrication and plate processing.

Operations in Mexico

As of June 30, 2010, Ryerson, through JT Ryerson, leases one sales office in Mexicali, Mexico. The facility is in good condition and is adequate for our existing and anticipated operations.

Sales and Marketing

We maintain our own sales force. In addition to our office sales staff, we market and sell our products through the use of our field sales force that has extensive product and customer knowledge and through a comprehensive catalog of our products. Our office and field sales staffs, which together consist of approximately 2,000 employees, include technical and metallurgical personnel.

A portion of our customers experience seasonal slowdowns. Our sales in the months of July, November and December traditionally have been lower than in other months because of a reduced number of shipping days and holiday or vacation closures for some customers. Consequently, our sales in the first two quarters of the year are usually higher than in the third and fourth quarters.

Capital Expenditures

In recent years we have made capital expenditures to maintain, improve and expand processing capabilities. Additions by us to property, plant and equipment, together with retirements for the five years ended December 31, 2009, excluding the initial purchase price of acquisitions and the initial effect of fully consolidating a joint venture, are set forth below. The net capital change during such period aggregated a reduction of $47.0 million.

	Additions	Retirements or Sale	Net
	(In millions)
2009	$22.8	$17.4	$5.4
2008	30.1	52.0	(21.9)
2007	60.7	54.4	6.3
2006	35.7	51.7	(16.0)
2005	32.6	53.4	(20.8)

We currently anticipate capital expenditures, excluding acquisitions, of up to approximately $30 million for 2010. We expect capital expenditures will be funded from cash generated by operations.

Employees

As of July 31, 2010, we employed approximately 3,600 persons in North America and 560 persons in China. Our North American workforce was comprised of approximately 1,850 office employees and approximately 1,750 plant employees. Forty-two percent of our plant employees were members of various unions, including the United Steel Workers and the International Brotherhood of Teamsters unions. Our relationship with the various unions generally has been good. There has been one work stoppage over the last five years: a strike by the members of the International Brotherhood of Teamsters Local #938, a union covering 81 individuals, at the Toronto (Integris) facility, which began on July 6, 2004, and ended when a settlement was reached on October 31, 2004. On January 31, 2006, the agreement with the joint United Steelworkers and the International Brotherhood of Teamsters unions, which represent approximately 540 employees at three Chicago area facilities, expired. The membership of the joint unions representing the Chicago-area employees initiated a week-long strike on March 6, 2006. On July 9, 2006, the joint United Steelworkers and Teamster unions representing the Chicago-area employees ratified a three-year collective bargaining agreement, lasting through March 31, 2009.

In 2007, we reached agreement on the renewal of 10 collective bargaining agreements covering 374 employees. Six collective bargaining agreements expired in 2008, a year in which we reached agreement on the renewal of four contracts covering 53 employees. Two contracts covering 52 employees were extended into 2009. We reached agreement in 2009 on one of the extended contracts covering 45 employees and the single remaining contract from 2008, covering approximately five persons, remains on an extension. In addition, negotiations over a new collective bargaining agreement at a newly certified location employing four persons began in late 2008 and was concluded in 2009. Nine contracts covering 339 persons were scheduled to expire in 2009. We reached agreement on the renewal of eight contracts covering approximately 258 persons and one contract covering approximately 81 persons has been extended. Of the seven contracts scheduled to expire in 2010 covering approximately 85 persons, we reached agreement on the renewal of five collective bargaining agreements covering 61 persons. We may not be able to negotiate extensions of these agreements or new agreements prior to their expiration date. As a result, we may experience additional labor disruptions in the future. A widespread work stoppage could have a material adverse effect on our results of operations, financial position and cash flows if it were to last for a significant period of time.

Environmental, Health and Safety Matters

Our operations are subject to many foreign, federal, state and local laws and regulations relating to the protection of the environment and to health and safety. In particular, our operations are subject to extensive requirements relating to waste disposal, recycling, air and water emissions, the handling of hazardous substances, environmental protection, remediation, underground storage tanks, asbestos-containing building materials, workplace exposure and other matters. Our management believes that our operations are presently in substantial compliance with all such laws and does not presently anticipate that we will be required to expend any substantial amounts in the foreseeable future in order to meet present environmental, workplace health or safety requirements. Any related proceedings or investigations regarding personal injury or governmental claims could result in substantial costs to us, divert our management’s attention and result in significant liabilities, fines, or the suspension or interruption of our facilities.

We continue to analyze and implement improvements for protection of the environment, health and safety risks. As a result, additional costs and liabilities may be incurred to comply with future requirements or to address newly discovered conditions, which costs and liabilities could have a material adverse effect on our results of operations, financial condition or cash flows. For example, there is increasing likelihood that additional regulation of greenhouse gas emissions will occur at the foreign, federal, state and local level, which could affect us, our suppliers, and our customers. While the costs of compliance could be significant, given the highly uncertain outcome and timing of future action by the U.S. federal government and states on this issue, we cannot predict the financial impact of future greenhouse gas emission reduction programs on our operations or our customers at this time. We do not currently anticipate any new programs disproportionately impacting us compared to our competitors.

Some of the properties owned or leased by us are located in industrial areas or have a history of heavy industrial use. We may incur environmental liabilities with respect to these properties in the future that could have a material adverse effect on our financial condition or results of operations. We may also incur environmental liabilities at sites to which we sent our waste. We do not expect any related investigation or remediation costs or any pending remedial actions or claims at properties presently or formerly used for our operations or to which we sent waste that are expected to have a material adverse effect on our financial condition, results of operations or cash flows. However, we cannot rule out the possibility that we could be notified of such claims in the future.

Capital and operating expenses for pollution control projects were less than $500,000 per year for the past five years. Excluding any potential additional remediation costs resulting from the environmental remediation for the properties described above, we expect spending for pollution control projects to remain at historical levels.

Our United States operations are also subject to the Department of Transportation Federal Motor Carrier Safety Regulations. In 2008, we operated a private trucking motor fleet for making deliveries to some of our customers. Our drivers do not carry any material quantities of hazardous materials. Our foreign operations are subject to similar regulations. Future regulations could increase maintenance, replacement, and fuel costs for our fleet. These costs could have a material adverse effect on our results of operations, financial condition or cash flows.

Intellectual Property

We own several U.S. and foreign trademarks, service marks and copyrights. Certain of the trademarks are registered with the U.S. Patent and Trademark Office and, in certain circumstances, with the trademark offices of various foreign countries. We consider certain other information owned by us to be trade secrets. We protect our trade secrets by, among other things, entering into confidentiality agreements with our employees regarding such matters and implementing measures to restrict access to sensitive data and computer software source code on a need-to-know basis. We believe that these safeguards adequately protect our proprietary rights and vigorously defend these rights. While we consider all of our intellectual property rights as a whole to be important, we do not consider any single right to be essential to our operations as a whole. The Ryerson Notes are secured by our intellectual property.

Foreign Operations

Ryerson Canada

Ryerson Canada, a wholly-owned, indirect Canadian subsidiary of Ryerson, is a metals service center and processor. On January 1, 2007, it amalgamated with our wholly-owned indirect Canadian subsidiary Integris Metals. Ryerson Canada has facilities in Calgary (AB), Edmonton (AB), Richmond (BC), Winnipeg (MB), Saint John (NB), Brampton (ON), Sudbury (ON), Toronto (ON) (includes Canadian headquarters), Laval (QC), Vaudreuil (QC) and Saskatoon (SK), Canada.

Ryerson China

In 2006, Ryerson Inc. and VSC and its subsidiary, CAMP BVI, formed Ryerson China to enable us, through this foreign operation, to provide metals distribution services in China. We invested $28.3 million in Ryerson China for a 40% equity interest. We increased ownership of Ryerson China from 40% to 80% in the fourth quarter of 2008 for a total purchase cost of $18.5 million. Based on our ownership percentage of Ryerson China, we fully consolidated the operations of Ryerson China as of October 31, 2008. Ryerson China is based in Shanghai and operates processing and service centers in Guangzhou, Dongguan, Kunshan, Tianjin and Wuhan and a sales office in Shanghai.

On July 12, 2010, Ryerson Holding acquired VSC’s 20 percent equity interest in Ryerson China for $17.5 million. Ryerson China is now a wholly-owned subsidiary of Ryerson Holding. The acquisition is not material to our consolidated financial statements

Legal Proceedings

From time to time, we are named as a defendant in legal actions incidental to our ordinary course of business. We do not believe that the resolution of these claims will have a material adverse effect on our financial position, results of operations or cash flows. We maintain liability insurance coverage to assist in protecting our assets from losses arising from or related to activities associated with business operations.

MANAGEMENT

Set forth below is a list of the names, ages and positions of the executive officers and directors of Ryerson Holding as of the date of this prospectus.

Name	Age	Position
Stephen E. Makarewicz	63	Chief Executive Officer and President
Terence R. Rogers	51	Chief Financial Officer
Matthias L. Heilmann	41	Chief Operating Officer
Robert L. Archambault	46	Director
Eva M. Kalawski	55	Director
Jacob Kotzubei	41	Director
Mary Ann Sigler	56	Director

Biographies of Executive Officers

Stephen E. Makarewicz has been Chief Executive Officer and President of Ryerson Holding since January 2010 and has been Chief Executive Officer and President of Ryerson since August 2008. He was President and Chief Operating Officer of Ryerson from October 2007 to August 2008. He was President, Ryerson South, a unit of Ryerson, from June 2000 to October 2007 and President, Chief Executive Officer and Chief Operating Officer of J.M. Metals Company, Inc. from October 1994 until its January 1, 2006 merger with JT Ryerson. Mr. Makarewicz earned a finance degree from the University of Central Florida.

Terence R. Rogers has been Chief Financial Officer of Ryerson Holding since January 2010 and has been Chief Financial Officer of Ryerson since October 2007. He was Vice President—Finance of Ryerson from September 2001 to October 2007 and Treasurer of Ryerson from February 1999 to October 2007. Mr. Rogers earned a B.S. in Accounting from Illinois State University and an M.B.A. in Finance from the University of Michigan.

Matthias L. Heilmann has been Chief Operating Officer of Ryerson Holding since March 2010 and Chief Operating Officer of Ryerson since January 2009. Mr. Heilmann was a Vice President and Operating Executive at Platinum since joining in 2005. He was a partner at Roland Berger Strategy Consultants from 2003 to 2005. From 2000 to 2003 he was Vice President Sales and Business Development at SAP and from 1996 to 2000 he was a partner at A.T. Kearney. Mr. Heilmann received a BS in Economics, MBA and Doctorate degrees in Corporate Finance and Management Accounting from University of St. Gall, Switzerland.

In addition to the above-named executive officers, there are a number of Platinum employees who perform non-policy making officer functions at the Company.

Biographies of Directors

Robert L. Archambault has been a director since April 2010. Mr. Archambault joined Platinum in 1997 and is a Partner at the firm. Prior to joining Platinum, Mr. Archambault worked at Pilot Software, Inc., where he held the positions of VP Business Development, VP Professional Services and VP Channels, Americas. Mr. Archambault received a B.S. in Management from New York Maritime College. Mr. Archambault served as acting president of Ryerson from October 2007 through August 2008 and his familiarity with Ryerson and its business has led the Board of Directors to conclude that he has the necessary expertise to serve as a director of the Company.

Eva M. Kalawski has been a director since October 2007. Ms. Kalawski joined Platinum in 1997, is a Partner and serves as the firm’s General Counsel and Secretary. Ms. Kalawski serves or has served as an officer and/or director of many of Platinum’s portfolio companies. Ms. Kalawski’s expertise and experience managing the legal operations of many portfolio companies has led the Board of Directors to conclude that she has the background and skills necessary to serve as a director of the Company. Prior to joining Platinum in 1997, Ms. Kalawski was Vice President of Human Resources, General Counsel and Secretary for Pilot Software, Inc. Ms. Kalawski earned a Bachelor’s Degree in Political Science and French from Mount Holyoke College and a Juris Doctor from Georgetown University Law Center.

Jacob Kotzubei has been a director since January 2010. Mr. Kotzubei joined Platinum in 2002 and is a Partner at the firm. Mr. Kotzubei serves as an officer and/or director of a number of Platinum’s portfolio companies. Prior to joining Platinum in 2002, Mr. Kotzubei worked for 4 1/2 years for Goldman Sachs’ Investment Banking Division in New York City. Previously, he was an attorney at Sullivan & Cromwell LLP in New York City, specializing in mergers and acquisitions. Mr. Kotzubei received a Bachelor’s degree from Wesleyan University and holds a Juris Doctor from Columbia University School of Law where he was elected a member of the Columbia Law Review. Mr. Kotzubei’s experience in executive management oversight, private equity, capital markets and transactional matters has led the Board of Directors to conclude that he has the varied expertise necessary to serve as a director of the Company.

Mary Ann Sigler has been a director since January 2010. Ms. Sigler is the Chief Financial Officer of Platinum. Ms. Sigler joined Platinum in 2004 and is responsible for overall accounting, tax, and financial reporting as well as managing strategic planning projects for the firm. Prior to joining Platinum, Ms. Sigler was with Ernst & Young LLP for 25 years where she was a partner. Ms. Sigler has a B.A. in Accounting from California State University Fullerton and a Masters in Business Taxation from the University of Southern California. Ms. Sigler’s experience in accounting and strategic planning matters has led the Board of Directors to conclude that she has the requisite qualifications to serve as a director of the Company and facilitate its continued growth.

Director Independence

At this time, we are not subject to the independence requirements of any applicable listing standards. Accordingly, we have not assessed the independence of our Board of Directors.

Compensation Committee Interlocks and Insider Participation

We do not currently have a designated compensation committee. None of our executive officers has served as a member of the Board of Directors or compensation committee of any entity that has an executive officer serving as a member of our Board of Directors.

Audit Committee

Our entire Board of Directors acts as our audit committee and oversees a broad range of issues surrounding our accounting and financial reporting processes and audits of our financial statements. Our Board of Directors (i) monitors the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent registered public accounting firm’s qualifications and independence, and the performance of our internal audit function and independent registered public accounting firm, (ii) assumes direct responsibility for the appointment, compensation, retention and oversight of the work of any independent registered public accounting firm engaged for the purpose of performing any audit, review or attest services and for dealing directly with any such accounting firm, (iii) provides a medium for consideration of matters relating to any audit issues and (iv) will prepare the audit committee report that the rules require be included in our filings with the SEC.

Code of Ethics

Prior to the consummation of the exchange offer, our Board of Directors will adopt a Code of Ethics that contains the ethical principles by which our chief executive officer, chief financial officer and general counsel, among others, are expected to conduct themselves when carrying out their duties and responsibilities. The complete Code of Ethics will be available on our website at www.ryerson.com. At any time that the Code of Ethics is not available on our website, we will provide a copy to any person, without charge, upon request, made by writing to the Compliance Officer, Ryerson Holding Corporation., 2621 West 15th Place, Chicago, Illinois 60608 (telephone number (773) 762-2121). We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of our Code of Ethics by posting such information on our website at the address and the locations specified above.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Overview and Objectives

As a private company, our compensation decisions with respect to our named executive officers have historically been based on the goal of achieving performance at levels necessary to provide meaningful returns to our primary stockholder upon an ultimate liquidity event. To this end, our compensation decisions in 2009 were primarily based on the goal of recruiting, retaining, and motivating individuals who can help us meet and exceed our financial and operational goals.

Determination of Compensation

For services performed for us and our subsidiaries during 2009, our named executive officers were primarily compensated by our operating subsidiary, Ryerson Inc. The Board of Directors of Ryerson Inc. (the “Ryerson Board”), in consultation with our primary stockholder, was principally responsible for establishing and making decisions with respect to our compensation and benefit plans generally in 2009, including all compensation decisions relating to our named executive officers. Following the effective date of this filing, we anticipate that compensation decisions will primarily be made by our new compensation committee. The following individuals served as our named executive officers in 2009: (i) Stephen E. Makarewicz, our principal executive officer and the President and Chief Executive Officer of Ryerson Inc., (ii) Matthias Heilmann, our Chief Operating Officer of Ryerson Inc. and (iii) Terence R. Rogers, our principal financial officer and the Chief Financial Officer of Ryerson Inc.

In determining the levels and mix of compensation, the Ryerson Board has not generally relied on formulaic guidelines but rather sought to maintain a flexible compensation program that allowed it to adapt components and levels of compensation to motivate and reward individual executives within the context of our desire to maximize stockholder value. Subjective factors considered in compensation determinations included an executive’s skills and capabilities, contributions as a member of the executive management team, contributions to our overall performance, and whether the total compensation potential and structure was sufficient to ensure the retention of an executive when considering the compensation potential that may be available elsewhere. In making its determination, the Ryerson Board has not undertaken any formal benchmarking or reviewed any formal surveys of compensation for our competitors. The Ryerson Board consulted with each of our named executive officers during the first few months of 2009 for recommendations regarding annual bonus targets and other compensation matters (including their own) and for financial analysis concerning the impact on Ryerson Inc. of various benefits and compensations structures. The Ryerson Board had no formal, regularly scheduled meetings to set compensation policy and instead met as circumstances required from time to time.

The Ryerson Board considered the economy and its impact on our business as the biggest factor impacting compensation decisions during 2009. The Ryerson Board weighed the conflicting goals of providing an attractive and competitive compensation package against making appropriate adjustments to our cost structure in recognition of the deteriorating economy when it made several midyear decisions, including a general salary freeze and some salary reductions more fully described below. The Ryerson Board considered the impact on employee morale and potential loss of key employees versus the need to cut costs. The Ryerson Board believes that its compensation decisions in 2009 accomplished both goals.

Components of Compensation for 2009

The compensation provided to our named executive officers in 2009 consisted of the same elements generally available to our non-executive employees, including base salary, bonuses, perquisites and retirement and other benefits, each of which is described in more detail below. Additionally, our named executive officers participated in a long-term incentive program, also described in more detail below.

Base Salary

The base salary payable to each named executive officer was intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role, and responsibilities, as well as recruit well- qualified executives. In determining base salary for any particular year, the Ryerson Board generally considered, among other factors, competitive market practice, individual performance for the prior year, the mix of fixed compensation to overall compensation, and any minimum guarantees afforded to the named executive officer pursuant to any agreement. In February of 2009, all salaries were frozen unless adjustments were merited due to promotion or special circumstances. None of the named executive officers received salary increases during 2009. The Ryerson Board considered the worsening economy, overall business performance, and the desire to cut costs and, in May of 2009, reduced salaries. The salaries of Messrs. Makarewicz, Heilmann, and Rogers were reduced by 15% and remained at that reduced level through the end of 2009. Effective January 1, 2010, the Ryerson Board restored their base salaries based on several factors, including improving business performance and the desire to minimize the negative impact of the salary reduction on employee morale.

Annual Bonus

Ryerson Inc. maintains the Ryerson Annual Incentive Plan (the “AIP”), pursuant to which our key managers (including our named executive officers) were eligible to receive a performance-based cash bonus tied to our achievement of specified financial performance targets in 2009. Each participant’s threshold and target performance measures, as well as each participant’s target award (expressed as a percentage of the participant’s base salary) were established by the Ryerson Board. No cash AIP bonuses were payable unless we achieved the threshold set for the performance period. The Ryerson Board generally viewed the use of cash AIP bonuses as an effective means to compensate our named executive officers for achieving our annual financial goals and to provide meaningful returns to our primary stockholder upon a future liquidity event. The target AIP bonuses for Messrs. Makarewicz, Heilmann and Rogers were 100%, 100% and 75% of their respective base salaries for 2009. For 2009, the Ryerson Board set the performance targets on January 13, 2009 and these targets were communicated to the named executive officers shortly thereafter. The target AIP bonus levels were set to reflect the relative responsibility for our performance and to appropriately allocate the total cash opportunity between base salary and incentive based compensation.

For 2009, the Ryerson Board determined that “economic value added” (“EVA”) should be used as the performance measure for determining the cash AIP bonus payable to our named executive officers. EVA is the amount by which (i) our 2009 earnings before interest, tax, depreciation, amortization, and reorganization expenses plus adjustments established by the Board, if any, exceeded (ii) a carrying cost of capital applied to certain of our assets. The Ryerson Board chose EVA as the appropriate performance measure to motivate our key executives, including the named executive officers, to maximize earnings by more effectively utilizing and managing our assets. For 2009, threshold EVA was set at approximately $77 million and target EVA was set at approximately $96 million. For 2009, the actual EVA did not reach the minimum threshold (80% achievement of EVA targets), and as such, none of our named executive officers received a bonus for 2009.

Long Term Incentive Bonus

In February of 2009, we adopted the Rhombus Holding Corporation 2009 Participation Plan (the “Participation Plan”), designed to provide incentive to key employees, including our named executive officers, to maximize our performance and to provide maximum returns to our stockholders. Under the Participation Plan, participants are granted performance units, the value of which appreciate when and as our value increases from and after the date of grant, and it is this appreciation in value which is the basis upon which incentive compensation may become payable upon the occurrence of certain qualifying events, which are described below. The Compensation Committee for the Participation Plan determines who is eligible to receive an award, the size and timing of the award, and the value of the award at the time of grant. The maximum number of performance units that may be awarded under the Participation Plan is 87,500,000. On February 16, 2009, the Compensation Committee granted 13,125,000, 8,750,000, and 8,750,000 to Messrs. Makarewicz, Heilmann, and Rogers, respectively. There is no set criteria used to determine the amount of the granted performance units. The size of the award is based upon the individuals position, value to the Company and anticipated contribution to Company performance. The performance units granted in 2009 mature in four equal installments; the first installment matured on the date of grant, the second matured on October 31, 2009, and the remaining installments will mature on October 31, 2010 and October 31, 2011. The Compensation Committee believes that maturation of the performance units over a 44-month period of time acts as an incentive for participants to remain in our employ and to strive to create value throughout the investment cycle. Subject to certain thresholds, payment on the performance units is contingent upon the occurrence of either (i) a sale of some or all of our common stock by our stockholders, or (ii) our payment of a cash dividend. The Participation Plan will expire February 15, 2014 and all performance units will terminate upon the expiration of the Participation Plan. Performance units are generally forfeited upon a participant’s termination of employment.

Retirement Benefits

Ryerson Inc. currently sponsors both a qualified defined benefit pension plan and a nonqualified supplemental pension plan, both of which were frozen as of December 31, 1997. These plans are described in further detail below under the caption “Narrative Disclosure of the Pension Benefits Table.”

The Ryerson Inc. tax-qualified employee savings and retirement plan (“401(k) Plan”) covers certain full- and part-time employees, including our named executive officers. Under the 401(k) Plan, employees may elect to reduce their current compensation up to the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) Plan. We generally match contributions up to 4% of base salaries made by our employees and, from time to time, make other contributions, up to certain pre-established limits. The Ryerson Board believes that the 401(k) Plan provides an important and highly valued means for employees to save for retirement. The Ryerson Board reviewed the basic 4% match in 2009 and concluded that it was competitive as compared to other employers. Ryerson Inc. matched 4% of the named executive officers’ contributed base salary until our match was suspended as of February 6, 2009. All of our named executive officers participated in the 401(k) Plan on the same basis as our other employees in 2009, except that the rules governing qualified plans with regard to highly compensated employees may limit our named executive officers from achieving the maximum amount of contributions under the 401(k) Plan. Effective January 22, 2010, Ryerson Inc. resumed matching up to 4% of employee contributions, including those of our named executive officers, to the 401(k) Plan.
Ryerson Inc. also maintains a nonqualified savings plan, which is an unfunded, nonqualified plan that allows highly compensated employees who make the maximum annual 401(k) contributions allowed by applicable law to the 401(k) Plan to make additional deferrals in excess of the statutory limits. Ryerson Inc. matches up to 4% of all contributed base salary of the participants. The Ryerson Board believes that our nonqualified savings plan provides an enhanced opportunity for our eligible employees, including our named executive officers, to plan for and meet their retirement savings needs. Messrs. Makarewicz, Heilmann, and Rogers participate in this plan on the same terms as other eligible employees.

Perquisites and Other Benefits

Ryerson Inc. paid dues and business-related expenses for club memberships for Mr. Makarewicz during 2009. The portion of the dues not related to business activities was imputed to him as taxable income. In April 2009, Ryerson Inc. determined that, in light of economic conditions, the expenses associated with club memberships were no longer a justifiable use of funds and discontinued paying the dues for club memberships, including those for Mr. Makarewicz, but we continue to reimburse Mr. Makarewicz for business-related expenses relating to his club membership. We also provided an automobile lease for Mr. Makarewicz, and the value of the personal use of such vehicle is treated as imputed income. In April 2009, as a cost cutting measure, we replaced the leased car program with a plan that reimburses employees for use of their personal vehicles on Company business. We also provide Mr. Makarewicz with financial planning and tax preparation services.

Mr. Heilmann’s offer letter provides for 12 months housing and payments pursuant to the relocation policy which provides for payment of or reimbursement for certain expenses such as moving expenses, buying or selling a home, and tax gross-up. The Board believed that Mr. Heilmann should not suffer any adverse financial impact due to his relocation from California to Illinois.

Employment/Severance, Non-compete, and Non-solicitation Agreements

Messrs. Makarewicz and Rogers have entered into employment/severance, non-compete, confidentiality, or similar arrangements with Ryerson Inc. which set the executive’s title, base salary, target cash AIP bonus, and other compensation elements, and impose a post-termination confidentiality, non-compete, and non-solicitation obligations that apply following the termination of an executive’s employment for any reason. Additionally, each employment agreement provides for severance upon a termination by us without cause or by the named executive officer for good reason.

On January 8, 2009, Ryerson Inc. entered into an employment letter with Mr. Heilmann as an inducement to accept employment with Ryerson. This letter provides for base salary of $350,000 and a target AIP bonus of 100% of base salary. Additionally, the letter provides that Ryerson Inc. will provide Mr. Heilmann with temporary housing and relocation expenses in connection with his move from California to Chicago. In the event Mr. Heilmann’s employment is terminated by Ryerson Inc. for reasons other than cause, he is entitled to receive an enhanced 52 weeks of severance pay based on his weekly base pay rate and to receive medical and dental benefits pursuant to the Ryerson Severance Plan. Mr. Heilmann is subject to invention assignment provisions and confidentiality provisions which run for a 3 year period following any termination of employment, as well as post-termination non-compete and non-solicitation covenants which run for a 12 month period following any termination.

The Ryerson Board believes that employment agreements with our named executive officers are valuable tools to both enhance our efforts to retain these executives and to protect our competitive and confidential information. The estimates of the value of the benefits potentially payable under these agreements upon a termination of employment, are set out below under the captions “Potential Payments Upon Termination or Change in Control.”

Executive Compensation

The following table shows compensation of our principal executive officer, our principal financial officer, and one other executive officer. The table includes compensation paid by us and our subsidiaries.

2009 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Non Equity Incentive Plan Compensation ($)	Stock Awards ($)(4)	Change in Pension and Nonqualified Deferred Compensation Earnings ($)(1)	All other Compensation ($)(2)		Total ($)
Stephen E. Makarewicz	2009	404,750	0	0	94,067	30,613		529,430
Principal Executive Officer and President and Chief Executive Officer of Ryerson Inc.

Matthias L. Heilmann	2009	287,964	0	0	0	499,659	(3)	787,623
Chief Operating Officer of Ryerson Inc.

Terence R. Rogers	2009	292,322	0	0	5,885	12,001		310,208
Principal Financial Officer and Chief Financial Officer of Ryerson Inc.

(1)	Shows the aggregate change in the actuarial present value of the named executive officer’s accumulated benefit under our qualified pension plan and supplemental pension plan, from December 31, 2008 (the pension plan measurement date used for financial statement reporting purposes with respect to our audited financial statements for 2008) to December 31, 2009 (the pension plan measurement date used for financial statement reporting purposes with respect to our audited financial statements for 2009). We do not pay above-market or preferential earnings on compensation deferred under our nonqualified defined contribution plan or the nonqualified savings plan.

(2)	In 2009, we contributed to our qualified savings plan $6,970, $4,900, and $6,397 for Messrs. Makarewicz, Heilmann, and Rogers, respectively, and contributed $12,510, $859, and $5,604 to the non-qualified plan accounts for Messrs. Makarewicz, Heilmann, and Rogers, respectively. Also included in All Other Compensation is imputed income from personal use of a company-provided automobile lease, personal use of company-provided club memberships and company-provided financial services.

(3)	Includes $99,360 for the loss on the sale of his home, $28,000 in temporary housing, $189,140 reimbursement for capital improvements to his home, and $177,400 as a tax-gross up.

(4)	The amounts shown in the “Stock Awards” column represent the aggregate grant date of fair value of performance units granted in February 2009. See note 7 to the audited consolidated financial statement included elsewhere in this Form S-4 for the year ending December 31, 2009, as filed with the SEC.

GRANTS OF PLAN-BASED AWARDS

Name	Plan*	Grant Date	Number of Performance Units Granted	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Grant Date Fair Value of Stock Awards ($)(1)
				Threshold ($)	Target ($)	Maximum ($)
Stephen E. Makarewicz	AIP	01/13/09		225,000	450,000	N/A
	RHC	02/16/09	13,125,000				0

Matthias Heilmann	AIP	01/13/09		175,000	350,000	N/A
	RHC	02/16/09	8,750,000				0

Terence R. Rogers	AIP	01/13/09		121,878	243,756	N/A
	RHC	02/16/09	8,750,000				0

*	AIP = Ryerson Annual Incentive Plan
RHC	= Ryerson/Rhombus Holding Corporation 2009 Participation Plan

(1)	The amounts shown in the “Grant Date Fair Value of Stock Awards” column represent the grant date fair value of the performance units granted in February 2009. See note 7 to the audited consolidated financial statement included elsewhere in this Form S-4 for the year ending December 31, 2009, as filed with the SEC.

Narrative Disclosure Relating to Summary Compensation Table and

Grants of Plan-based Awards Table

Employment Agreements

Ryerson Inc. is currently a party to employment agreements with Messrs. Makarewicz and Rogers. The employment agreements set a minimum base salary and target bonus for each employee, but the compensation paid to our named executive officers exceeds the minimum amounts provided in the employment agreements. The employment agreements contain customary confidentiality and invention assignment provisions and also contain customary post-termination, non-compete and non-solicit covenants which generally run for a 24 month period following any termination. Messrs. Makarewicz and Rogers would be entitled to base salary and medical and dental coverage for a period of two years following termination provided that they do not violate the non-compete or confidentiality terms of their employment agreements. They would also be entitled to a payment equal to two times the average of the last three bonuses paid.

Ryerson Inc. is a party to an employment letter with Mr. Heilmann, which provides for base salary of $350,000 and a target AIP bonus of 100% of base salary. Additionally, the letter provides that Ryerson Inc. will provide Mr. Heilmann with temporary housing and relocation expenses in connection with his move from California to Illinois. Mr. Heilmann is subject to invention assignment provisions and confidentiality provisions which run for a 3 year period following any termination of employment, as well as post-termination non-compete and non-solicitation covenants which run for a 12 month period following any termination.

Participation Plan

We maintain the Rhombus Holding Corporation 2009 Participation Plan (the “Participation Plan”), pursuant to which participants are granted performance units, the value of which appreciate when and as our value increases from and after the date of grant, and it is this appreciation in value which is the basis upon which incentive compensation may become payable upon the occurrence of certain qualifying events, which are described below. On February 16, 2009, the Compensation Committee granted 13,125,000, 8,750,000, and 8,750,000 to Messrs. Makarewicz, Heilmann, and Rogers, respectively. These performance units mature in four equal installments; the first installment matured on the date of grant, the second matured on October 31, 2009, and the remaining installments will mature on October 31, 2010 and October 31, 2011. Subject to certain thresholds, payment on the performance units is contingent upon the occurrence of either (i) a sale of some or all of our common stock by our stockholders, or (ii) our payment of a cash dividend. The Participation Plan will expire February 15, 2014 and all performance units will terminate upon the expiration of the Participation Plan. Performance units are generally forfeited upon a participant’s termination of employment.

Outstanding Equity Awards at Fiscal Year-End 2009

There were no outstanding equity awards at fiscal year-end 2009.

Pension Benefits
Name	Plan Name	Number of Years Credited Service (#)(1)	Present Value of Accumulated Benefit ($)(2)

Stephen E. Makarewicz	Pension Plan Supplemental Pension Plan	19.33 19.33	580,808 305,844

Terence R. Rogers	Pension Plan Supplemental Pension Plan	3.67 3.67	37,669 0

Matthias Heilmann	Pension Plan Supplemental Pension Plan	— —	— —

(1)	Computed as of December 31, 2009, the same pension plan measurement date used for financial statement reporting purposes with respect to our audited financial statements for the last completed fiscal year.

(2)	The actuarial present value of the named executive officer’s accumulated benefit under the relevant plan, assuming retirement at age 65 with at least 5 years of credited service, computed as of December 31, 2009, the same pension plan measurement date used for financial statement reporting purposes with respect to our audited financial statements for the last completed fiscal year. The valuation method and material assumptions applied in quantifying the present value of the current accrued benefits under each of the pension plan and the supplemental pension plan are: the discount rate used to value the present value of accumulated benefits is 5.80%.

Narrative Disclosure of the Pension Benefits Table

Ryerson Inc. froze benefit and service accruals under both our qualified pension plan and our nonqualified supplemental pension plan, effective as of December 31, 1997 and most participants, including our named executive officers, no longer accrue any benefit under these plans.

Qualified Pension Plan

Full pension benefits are payable to eligible employees who, as of the date of separation from employment, are (i) age 65 or older with at least 5 years of vesting service, (ii) age 55 or older with at least 10 years of vesting service, or (iii) any age with at least 30 years of vesting service. Benefits may be reduced depending on age and service when an individual retires and/or chooses to have benefit payments begin. Benefits are reduced under (ii) above if voluntary retirement commences prior to the employee reaching age 62 with at least 15 years of vesting service. Benefits are not reduced if the age and service conditions under (i) or (iii) are met.

In general, benefits for salaried employees are based on two factors: (i) years of benefit service prior to the freeze date of the pension benefit, and (ii) average monthly earnings, based on the highest 36 months of earnings during the participant’s last ten years of service prior to the freeze date of the participant’s pension benefit.

Supplemental Pension Plan

The Internal Revenue Code imposes annual limits on contributions to and benefits payable from our qualified pension plan. Our nonqualified supplemental pension plan provides benefits to highly compensated employees (including our named executive officers in excess of the limits imposed by the Internal Revenue Code. The supplemental pension plan payments are normally paid on a monthly basis following retirement, along with the qualified plan monthly payments, however, the supplemental pension plan does allow payment of the benefits under the supplemental plan in a lump sum at retirement, in installments, or by purchase of an annuity if the plan participant is age 55 or older, has at least 5 years of service, and earned annual compensation exceeding $200,000. Mr. Heilmann does not participate in this plan.

Nonqualified Deferred Compensation

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)(1)	Aggregate Balance at Last Fiscal Year End ($)
Stephen E. Makarewicz	15,970	13,025	4,244	261,630
Terence R. Rogers	1,890	5,859	865	53,743
Matthias Heilmann	0	0	0	0

(1)	All account balances are deferred to a cash account which is credited with interest at the rate paid by our 401(k) savings plan’s Managed Income Portfolio Fund II fund, which in 2009 ranged from 0.10% to 0.22%, compounded monthly. The amounts reported in this column consist of interest earned on such deferred cash accounts.

Narrative Disclosure of Nonqualified Deferred Compensation

The Internal Revenue Code imposes annual limits on employee contributions to our 401(k) Plan. Our nonqualified savings plan is an unfunded, nonqualified plan that allows highly compensated employees who make the maximum annual 401(k) contributions to defer, on a pre-tax basis, amounts in excess of the limits applicable to deferrals under our 401(k) Plan. Our nonqualified savings plan allows deferred amounts to be notionally invested in the Managed Income Portfolio Fund II (or any successor fund) that is available to the participants in our 401(k) Plan.

Generally, each of our named executive officers is eligible for, and participates in, our nonqualified savings plan. Our named executive officers will be entitled to the vested balance of their respective accounts when they retire or otherwise terminate employment. Participants are generally permitted to choose whether the benefits paid following their retirement will be paid in a lump sum or installments, with all amounts to be paid by the end of the calendar year in which the employee reaches age 75. For participants terminating employment for reasons other than retirement, the account balance is payable in a lump sum by no later than 60 days after the 1-year anniversary of the termination of employment.

Potential Payments Upon Termination or Change in Control

Each of our named executive officers have entered into employment agreements with Ryerson Inc., the material terms of which have been summarized above in the Narrative Disclosure Relating to the Summary Compensation Table, upon certain terminations of employment, our named executive officers are entitled to payments of compensation and certain benefits. The table below reflects the amount of compensation and benefits payable to each named executive officer in the event of (i) termination for cause or without good reason

(“voluntary termination”), (ii) termination other than for cause or with good reason (“involuntary termination”), (iii) termination by reason of an executive’s death or disability, or (iv) a change in control. The amounts shown assume that the applicable triggering event occurred on December 31, 2009, and therefore, are estimates of the amounts that would be paid to the named executive officers upon the occurrence of such triggering event.

Name	Reason for Termination	Cash Severance ($)		Pro Rata Bonus ($)	Enhanced Retirement Benefits ($)	Continued Welfare Benefits ($)	Total ($)
Mr. Makarewicz	Voluntary	0		0	0	0	0
	Involuntary	1,357,048	(1)	0	0	17,564	1,374,612
	Death or Disability	0		0	0	0	0
	Change in Control	0		0	0	0	0
Mr. Heilmann	Voluntary	0		0	0	0	0
	Involuntary	350,000	(2)	0	0	10,317	360,317
	Death or Disability	0		0	0	0	0
	Change in Control	0		0	0	0	0
Mr. Rogers	Voluntary	0		0	0	0	0
	Involuntary	959,684	(1)	0	22,550	0	982,234
	Death or Disability	0		0	0	0	0
	Change in Control	0		0	0	0	0

(1)	Consists of payment of two times the base salary and two times the average of the bonus earned for the three prior years.

(2)	Consists of 52 weeks of severance pay based on Mr. Heilmann’s weekly base pay rate.

Director Compensation

We did not pay our current directors any compensation for serving on the Ryerson Board during 2009.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Platinum Acquisition

On October 19, 2007, Ryerson was acquired by Platinum following the merger of Merger Sub with and into Ryerson Inc., pursuant to which Ryerson Inc. became a wholly-owned subsidiary of Ryerson Holding. The Platinum Acquisition was consummated for a cash purchase price of $1,065 million, plus the assumption of $653 million of debt. The business of Ryerson, after giving effect to the Platinum Acquisition, was the same as the business of Ryerson before the merger. Ryerson Holding and Merger Sub were formed by Platinum solely for the purpose of entering into the merger agreement and completing the Platinum Acquisition. To finance a portion of the Platinum Acquisition, Platinum made an investment in Ryerson Holding of approximately $500 million, which was contributed as equity to Merger Sub. Platinum currently owns 99% of our capital stock.

Services Agreement

JT Ryerson, one of our subsidiaries, is party to a corporate advisory services agreement (the “Services Agreement”) with Platinum Advisors, an affiliate of Platinum. Under the terms of the Services Agreement, Platinum Advisors provides to JT Ryerson certain general business, management, administrative and financial advice. In consideration of these and other services, JT Ryerson pays an annual advisory fee to Platinum Advisors of no greater than $5 million. The Services Agreement will continue in effect until terminated by Platinum Advisors. In addition to the fees paid to Platinum Advisors pursuant to the Services Agreement, JT Ryerson will pay Platinum’s out-of-pocket expenses incurred in connection with providing management services to JT Ryerson.

Participation Plan

In February of 2009, we adopted the Rhombus Holding Corporation 2009 Participation Plan (the “Participation Plan”), pursuant to which participants are granted performance units, the value of which appreciate when and as our value increases from and after the date of grant, and it is this appreciation in value which is the basis upon which incentive compensation may become payable upon the occurrence of certain qualifying events, which are described below. On February 16, 2009, the Compensation Committee granted 13,125,000, 8,750,000, and 8,750,000 performance units to Messrs. Makarewicz, Heilmann, and Rogers, respectively. These performance units mature in four equal installments; the first installment matured on the date of grant, the second matured on October 31, 2009, and the remaining installments will mature on October 31, 2010 and October 31, 2011. Subject to certain thresholds, payment on the performance units is contingent upon the occurrence of either (i) a sale of some or all of our common stock by our stockholders, or (ii) our payment of a cash dividend. The Participation Plan will expire February 15, 2014 and all performance units will terminate upon the expiration of the Participation Plan. Performance units are generally forfeited upon a participant’s termination of employment.

Dividend Payments

On April 2, 2008, Ryerson Inc. declared a cash dividend on its common stock, payable to us, in an aggregate amount of approximately $25.0 million, which proceeds were used by us to make open-market purchases of bonds of PNA Intermediate Holding Corporation, the holding company and sole stockholder of PNA Group Inc. PNA Group Inc. and its consolidated subsidiaries (together, “PNA”) are a national steel service group that, at the time, was indirectly wholly-owned by Platinum. Platinum subsequently sold PNA in August 2008. On August 4, 2008, PNA Intermediate Holding Corporation redeemed all of its outstanding bonds at 102% of the principal amount, plus accrued and unpaid interest, the payment of which resulted in a gain of approximately $6.7 million.

In July 2009, we declared cash dividends in an aggregate amount of approximately $56.5 million to our stockholders.

On January 29, 2010, we paid a cash dividend in an aggregate amount of approximately $213.8 million to our stockholders with the proceeds from the issuance of the original notes.

PRINCIPAL STOCKHOLDER

Approximately 99% of our issued and outstanding 5,000,000 shares of common stock is beneficially owned by Platinum.

The following table sets forth certain information regarding the beneficial ownership of our common stock as of the date of this prospectus. None of our directors or executive officers beneficially owns any of our common stock.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock listed as beneficially owned by them. As of the date of this prospectus, there were nine registered holders of our common stock.

	Shares Beneficially Owned
Beneficial Owner	Number	Percent
Platinum(1)(2)	4,950,000	99%
Moelis(3)(4)	50,000	1%

(1)	Consists of (i) 711,236.84 shares of common stock held by Platinum Equity Capital Partners, L.P.; (ii) 132,868.42 shares of common stock held by Platinum Equity Capital Partners-PF, L.P.; (iii) 195,394.74 shares of common stock held by Platinum Equity Capital Partners-A, L.P.; (iv) 2,211,674 shares of common stock held by Platinum Equity Capital Partners II, L.P.; (v) 358,366 shares of common stock held by Platinum Equity Capital Partners-PF II, L.P.; (vi) 350,460 shares of common stock held by Platinum Equity Capital Partners-A II, L.P.; and (vii) 990,000 shares of common stock held by Platinum Rhombus Principals, LLC. Platinum is the beneficial owner of each of the Platinum entities listed above and Tom Gores is the Chairman and Chief Executive Officer of Platinum Equity, LLC, which, through its affiliates, manages Platinum. Mr. Gores may be deemed to share voting and investment power with respect to all shares of common stock of Ryerson Holding held beneficially by Platinum. Mr. Gores disclaims beneficial ownership of all shares of common stock of Ryerson Holding that are held by each of the Platinum entities listed above with respect to which Mr. Gores does not have a pecuniary interest therein. Eva M. Kalawski, Mary Ann Sigler, Jacob Kotzubei and Robert L. Archambault are directors of Ryerson Holding and each disclaims beneficial ownership of any shares of common stock of Ryerson Holding that they may be deemed to beneficially own because of their affiliation with Platinum, except to the extent of any pecuniary interest therein.

(2)	Address is 360 North Crescent Drive, Beverly Hills, California 90210.

(3)	Consists of (i) 46,448 shares of common stock held by Moelis Capital Partners Opportunity Fund I, LP and (ii) 3,552 shares of common stock held by Moelis Capital Partners Opportunity Fund I-A, LP. Moelis & Company Holdings LLC is the beneficial owner of each of the Moelis entities listed above (together with all other affiliated investment funds, “Moelis”) and Kenneth D. Moelis is the Chief Executive Officer of Moelis & Company Holdings LLC, which, through controlled affiliates, manages Moelis. Mr. Moelis may be deemed to have voting and investment power with respect to all shares of common stock of Ryerson Holding held beneficially by Moelis. Mr. Moelis is also a limited partner of Moelis Capital Partner Opportunity Fund I-A, LP. Mr. Moelis disclaims beneficial ownership of all shares of common stock of Ryerson Holding that are held by each of the Moelis entities listed above with respect to which Mr. Moelis does not have a pecuniary interest therein.

(4)	Address is 399 Park Avenue, 5th Floor, New York, New York 10022.

DESCRIPTION OF OTHER INDEBTEDNESS

Ryerson Credit Facility

General

Ryerson is party to a five-year senior secured asset-based revolving credit facility with Bank of America, N.A. (the “Ryerson Credit Facility”) that allows it to borrow up to $1.35 billion of revolving loans, including a Canadian subfacility and a letter of credit subfacility with a maximum availability of $150.0 million. The Ryerson Credit Facility is debt of Ryerson Inc. and certain of its subsidiaries; Ryerson Holding is not party to the Ryerson Credit Facility and does not guarantee any obligations thereunder.

Availability under the Ryerson Credit Facility is determined by a U.S. and a Canadian borrowing base of specified percentages of Ryerson’s eligible inventories and accounts receivable, but in no event in excess of $1.35 billion. All borrowings under the Ryerson Credit Facility are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties. As of June 30, 2010, Ryerson had outstanding borrowings under the Ryerson Credit Facility of $ 410.0 million.

Interest and Fees

Borrowings under the Ryerson Credit Facility bear interest at a rate per annum equal to:

•

in the case of borrowings in U.S. Dollars, the applicable margin plus, at Ryerson’s option, either (1) a base rate determined by reference to the prime rate of Bank of America, N.A. or (2) a LIBOR rate determined by reference to the costs of funds for deposits in the currency of such borrowing for the interest period relevant to such borrowing adjusted for certain additional costs; or

•

in the case of borrowings in Canadian Dollars, the applicable margin plus, at Ryerson’s option, either (1) a rate determined by reference to Canadian dollar bankers’ acceptances (the “BA rate”) or (2) a Canadian prime rate.

Borrowings under the Ryerson Credit Facility are based on the base rate and Canadian prime rate borrowings plus a spread or LIBOR and BA rate plus a spread. The initial applicable margin may be reduced based on excess availability.

Ryerson is also required to pay the lenders under the Ryerson Credit Facility a commitment fee in respect of unused commitments ranging from 0.25% to 0.35% per annum based on the average usage of the Ryerson Credit Facility over a specified measurement period. The initial commitment fee paid by Ryerson on October 19, 2007 was 1.0%. Ryerson is also required to pay customary letter of credit and agency fees.

Collateral and Guarantors

Certain of Ryerson Inc.’s existing and future domestic subsidiaries act as co-borrowers. Ryerson’s other existing and future domestic subsidiaries guarantee the obligations under the Ryerson Credit Facility. The Ryerson Credit Facility is secured by a first-priority security interest in substantially all of Ryerson Inc., and Ryerson Inc.’s current and future domestic subsidiaries’ current assets, including accounts receivable, inventory and related general intangibles and proceeds of the foregoing, and certain other assets (in each case subject to exceptions to be agreed). In addition, one of Ryerson Inc.’s Canadian subsidiaries acts as a borrower under the Canadian subfacility. Obligations under the Canadian subfacility of the Ryerson Credit Facility are also guaranteed by, and secured by a first-priority security interest in the comparable assets of Ryerson Inc.’s Canadian subsidiaries. The Ryerson Credit Facility is also guaranteed by us.

Incremental Facility Amounts

The Ryerson Credit Facility also permits Ryerson to increase the aggregate amount of such facility from time to time in minimum tranches of $100.0 million and up to a maximum aggregate amount of $400.0 million subject to certain conditions and adjustments. The existing lenders under the Ryerson Credit Facility will be entitled, but not obligated, to provide the incremental commitments.

Covenants, Representations and Other Matters

The Ryerson Credit Facility also includes negative covenants restricting or limiting Ryerson’s ability to, among other things:

•	incur, assume or permit to exist indebtedness or guarantees;

•	incur liens;

•	make loans and investments;

•	enter into joint ventures;

•	declare dividends, make payments on or redeem or repurchase capital stock;

•	engage in mergers, acquisitions and other business combinations;

•	prepay, redeem or purchase certain indebtedness, including the notes offered hereby;

•	make certain capital expenditures;

•	sell assets;

•	enter into transactions with affiliates; and

•	alter the business that we conduct.

These negative covenants are subject to certain baskets and exceptions.

A minimum fixed charge coverage ratio will be applicable under the Ryerson Credit Facility only if (i) less than the greater of (x) $125.0 million and (y) 10% of the borrowing base under the facility were available for at least five consecutive business days or (ii) if less than $100.0 million under the facility were available at any time.

The Ryerson Credit Facility contains certain customary representations and warranties, affirmative covenants and events of default, including payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults and cross-acceleration to certain indebtedness, certain events of bankruptcy, certain events under the Employee Retirement Income Security Act of 1974 (“ERISA”), judgments, actual or asserted failure of any guaranty or security document supporting the Ryerson Credit Facility in certain cases to be in full force and effect, and change of control (to be defined). If such an event of default occurs, the lenders under the Ryerson Credit Facility will be entitled to take various actions, including acceleration of amounts due under the Ryerson Credit Facility and all other actions permitted to be taken by a secured creditor.

Amortization and Final Maturity

There is no scheduled amortization under the Ryerson Credit Facility. The principal amount outstanding of the loans under the Ryerson Credit Facility will be due and payable in full at maturity on October 19, 2012. If at any time the aggregate amount of outstanding loans, unreimbursed letter of credit drawings and undrawn letters of credit under the Ryerson Credit Facility exceeds the lesser of (1) the commitment amount and (2) the borrowing base, Ryerson will be required to repay outstanding loans or cash collateralize letters of credit in an aggregate amount equal to such excess, with no reduction of the commitment amount. In addition, Ryerson will be required to repay outstanding loans or cash collateralize letters of credit with the proceeds from certain assets sales, in such amount as is necessary if excess availability under the Ryerson Credit Facility is less than a predetermined amount. If excess availability under the Ryerson Credit Facility is less than such predetermined amount or certain events of default have occurred under the Ryerson Credit Facility, Ryerson will be required to repay outstanding loans and cash collateralize letters of credit with the cash we are required to deposit daily in a collection account maintained with the agent under the Ryerson Credit Facility.

Ryerson Notes

General

On October 19, 2007, Ryerson Inc. completed offerings of $150 million aggregate principal amount of floating rate senior secured notes due November 1, 2014 (“2014 Notes”) and $425 million aggregate principal amount of 12% senior secured notes due November 1, 2015 (“2015 Notes”) (together, the “Ryerson Notes”). The Ryerson Notes are fully and unconditionally guaranteed on a senior secured basis by certain of Ryerson Inc.’s existing and future subsidiaries (including those existing and future domestic subsidiaries that are co-borrowers or guarantee obligations under the Ryerson Credit Facility). The Ryerson Notes and guarantees are secured by a first-priority lien on substantially all of Ryerson Inc. and Ryerson Inc.’s guarantors’ present and future assets located in the United States (other than receivables, inventory, related general intangibles, certain other assets and proceeds thereof) including equipment, owned real property interests valued at $1 million or more, and all present and future shares of capital stock or other equity interests of each of Ryerson Inc. and Ryerson Inc.’s guarantor’s directly owned domestic subsidiaries and 65% of the present and future shares of capital stock or other equity interests, of each of Ryerson Inc. and each guarantor’s directly owned foreign restricted subsidiaries, in each case subject to certain exceptions and customary permitted liens. The Ryerson Notes and guarantees are secured on a second-priority basis by a lien on the assets that secure Ryerson Inc.’s obligations under the Ryerson Credit Facility.

Pursuant to a registration rights agreement, Ryerson Inc. agreed to file with the SEC by July 15, 2008, a registration statement with respect to an offer to exchange each of the Ryerson Notes for a new issue of debt securities registered under the Securities Act, with terms substantially identical to those of the Ryerson Notes and to consummate an exchange offer no later than November 12, 2008. Ryerson Inc. did not consummate an exchange offer by November 12, 2008 and therefore, was required to pay additional interest to the holders of the Ryerson Notes. As a result, Ryerson Inc. paid an additional approximately $0.6 million in interest to the holders of the Ryerson Notes with the interest payment on May 1, 2009. Ryerson Inc. completed the exchange offer on April 9, 2009. Upon completion of the exchange offer, Ryerson Inc.’s obligation to pay additional interest ceased. As a result of the exchange offer, Ryerson Inc. is now subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended.

As of June 30, 2010, $376.2 million of the 2015 Notes and $102.9 million of the 2014 Notes remain outstanding. From time to time, Ryerson Inc. has repurchased and in the future may repurchase the Ryerson Notes in the open market.

Interest

The floating rate 2014 Notes bear interest at a rate, reset quarterly, of LIBOR plus 7.375% per annum. The fixed rate 2015 Notes bear interest at a rate of 12% per annum.

Redemption

The Ryerson Notes are redeemable by Ryerson Inc., in whole or in part, at any time on or after November 1, 2009 and 2011, respectively, at specified redemption prices. Additionally, on or prior to November 1, 2010, Ryerson Inc. may redeem up to 35% of the outstanding 2015 Notes with the net proceeds of specified equity offerings at specified redemption prices.

Change of Control

If a change of control occurs, Ryerson Inc. must offer to purchase the Ryerson Notes at 101% of their principal amount, plus accrued and unpaid interest.

Covenants

The indenture governing the Ryerson Notes contains customary covenants that, among other things, limit, subject to certain exceptions, Ryerson Inc.’s ability, and the ability of its restricted subsidiaries, to:

•	incur additional indebtedness;

•	pay dividends on its capital stock or repurchase its capital stock;

•	make certain investments or other restricted payments;

•	enter into certain types of transactions with affiliates;

•	enter into sale and leaseback transactions;

•	create unrestricted subsidiaries;

•	take any action that will affect the security interest in the collateral;

•	enter into, create, incur or assume certain liens; and

•	sell certain assets or merge with or into other companies.

Events of Default

Each of the following constitutes an “Event of Default” under the indenture governing the Ryerson Notes:

•	default in the payment in respect of the principal of (or premium, if any, on) any 2014 or 2015 Note at its maturity;

•	default in the payment of any interest upon any 2014 or 2015 Note when it becomes due and payable, and continuance of such default for a period of 30 days;

•	failure to perform or comply with the provisions of the indenture governing the Ryerson Notes relating to consolidations, mergers, conveyance, transfers or leases involving Ryerson or its assets;

•	except as permitted by the indenture governing the Ryerson Notes, any guarantee of a significant subsidiary ceases to be in full force and effect and enforceable in accordance with its terms;

•

default in the performance, or breach, of any other covenant or agreement of Ryerson Inc. or any guarantor in the indenture (other than the items discussed directly above) governing the Ryerson Notes and continuance of such default or breach for a period of 30 days after written notice thereof has been given to Ryerson Inc. by the trustee or to Ryerson Inc. and the trustee by holders of at least 25% in aggregate principal amount of the outstanding Ryerson Notes;

•

a default or defaults under any bonds, debentures, notes or other evidences of debt (other than the Ryerson Notes) by Ryerson Inc. or any of its restricted subsidiaries having, individually or in the aggregate, a principal or similar amount outstanding of at least $10.0 million, which resulted in the acceleration of the maturity of such debt prior to its express maturity or a failure to pay at least $10.0 million of such debt when due and payable after the expiration of any applicable grace period;

•

the entry against Ryerson Inc. or any of its restricted subsidiaries that is a significant subsidiary of a final judgment or final judgments for the payment of money in an aggregate amount in excess of $10.0 million, by a court or courts of competent jurisdiction, which judgments remain undischarged, unwaived, unstayed, unbonded or unsatisfied for a period of 60 consecutive days;

•	certain events in bankruptcy, insolvency or reorganization affecting Ryerson Inc. or any of its significant subsidiaries; and

•

unless the collateral securing the Ryerson Notes has been released from the notes under the security documents, default by Ryerson Inc. or any of its subsidiaries in the performance of its obligations pursuant to its security documents which adversely affects the enforceability, validity, perfection or priority of the note liens on a material portion of the note collateral granted to the collateral agent for the benefit of the trustee and the holders of the Ryerson Notes, the repudiation or disaffirmation by Ryerson Inc. or any of its subsidiaries of its material obligations under the security documents or the determination in a judicial proceeding that the security documents are unenforceable or invalid against Ryerson Inc. or any of its subsidiaries party thereto for any reason with respect to a material portion of the note collateral (which default, repudiation, disaffirmation or determination is not rescinded, stayed, or waived by the persons having such authority pursuant to the security documents) or otherwise cured within 60 days after Ryerson Inc. receives written notice thereof specifying the occurrence from the trustee or holders of at least 66 2 /3% of the outstanding principal amount and demanding that such default be remedied.

2011 Notes

As of June 30, 2010, $4.1 million of the 8 1/4 % Senior Notes due 2011 (the “2011 Notes”) remained outstanding. The 2011 Notes pay interest semi-annually and are fully and unconditionally guaranteed by Ryerson Procurement Corporation on a senior unsecured basis. The 2011 Notes mature on December 15, 2011.

The 2011 Notes contained covenants, substantially all of which were removed pursuant to an amendment of the 2011 Notes as a result of the tender offer to repurchase the notes during 2007.

Foreign Debt

At June 30, 2010, Ryerson China’s total foreign borrowings were $10.6 million, of which, $8.5 million was owed to banks in Asia at a weighted average interest rate of 2.5% secured by inventory and property, plant and equipment. Ryerson China also owed $2.1 million at June 30, 2010 to Van Shung Chong Holdings Limited (“VSC”), our joint venture partner, at a weighted average interest rate of 0.2%. Availability under the foreign credit lines was $17 million at June 30, 2010.

DESCRIPTION OF THE EXCHANGE NOTES

On January 29, 2010, Ryerson Holding issued the original notes under the Indenture. For purposes of this section of this prospectus, references to the “Company,” “we,” “us,” “our” or similar terms shall mean Ryerson Holding, without its subsidiaries. As used in this “Description of the Exchange Notes,” except as the context otherwise requires, the term “notes” refers to both the original notes and the exchange notes, as well as any additional notes that the Company may issue from time to time under the Indenture. The form and terms of the exchange notes are substantially identical to the form and terms of the original notes, except that the exchange notes:

•	will be registered under the Securities Act; and

•	will not bear any legends restricting transfer.

In connection with the offerings of the original notes, we entered into a registration rights agreement with the original purchasers of the original notes. In the registration rights agreement, we agreed to offer our new exchange notes, which will be registered under the Securities Act in exchange for the original notes. The exchange offer is intended to satisfy our obligations under the registration rights agreement. See “The Exchange Offer”.

The statements under this caption relating to the Indenture, the notes and the Pledge Agreement (as defined below) are summaries and are not a complete description thereof, and where reference is made to particular provisions, such provisions, including the definitions of certain terms, are qualified in their entirety by reference to all of the provisions of the Indenture, the notes and the Pledge Agreement and those terms made part of the Indenture by the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The definitions of certain capitalized terms used in the following summary are set forth below under “—Certain Definitions.” Unless otherwise indicated, references under this caption to Sections or Articles are references to sections and articles of the Indenture. A copy of the Indenture, the Pledge Agreement and the Registration Rights Agreement are available upon request from the Company.

General

On January 29, 2010, we completed offerings of $483 million aggregate principal amount a maturity of senior discount notes due 2015. The Company may issue additional notes (the “Additional Notes”) under the Indenture, subject to the limitations described below under the covenant “Limitation on Incurrence of Debt.” The notes and any Additional Notes subsequently issued under the Indenture would be treated as a single class for all purposes of the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of the Exchange Notes,” references to the notes include any Additional Notes actually issued.

The notes had an initial accreted value of $455.98 per $1,000 principal amount at maturity and interest on the notes accrues at the rate of 14.50% per annum until October 31, 2010. Thereafter, interest will increase by 1.00% (to 15.50%) until July 31, 2011, increasing by an additional 1.00% (to 16.50%) on August 1, 2011 until April 30, 2012 and increasing by an additional 0.50% (to 17.00%) on May 1, 2012 until the maturity date. In each case, interest will be in the form of an increase in the Accreted Value (representing amortization of original issue discount) between the date of original issuance to but not including February 1, 2015, on a semi-annual basis using a 360-day year comprised of twelve 30-day months, such that the Accreted Value shall be equal to the full principal amount at maturity of the notes on February 1, 2015. No cash will accrue on the notes, although for U.S. federal income tax purposes a significant amount of original issue discount, taxable as ordinary income, will be recognized by a Holder as such discount accretes. See “Certain United States Federal Tax Consequences” for a discussion regarding the taxation of such original issue discount. As described under “—Registration Rights; Additional Interest,” Additional Interest may accrue and be payable under the circumstances set forth therein. References herein to “interest” shall be deemed to include any such Additional Interest.

Accreted Value of, premium, if any, and Additional Interest, if any, on the notes will be payable, and the notes will be transferable, at the office or agency of the Company maintained for such purposes, which initially will be the office of the Trustee or an agent thereof. The notes will be issued only in fully registered form without coupons, in denominations of $2,000 principal amount at maturity and any integral multiple of $1.00 in excess thereof (rounded up to the nearest whole dollar). No service charge will be made for any registration of transfer, exchange or redemption of notes, except in certain circumstances for any tax or other governmental charge that may be imposed in connection therewith.

The Accreted Value of, premium, if any, and Additional Interest, if any, on the notes will be payable, and the notes will be exchangeable and transferable, at the office or agency of the Company maintained for such purposes, which initially will be the corporate trust office of the Trustee, Wells Fargo Bank, N.A., located at 6th Street and Marquette Avenue, Minneapolis, MN 55479.

Ranking

Ranking of the Notes

The notes will be senior obligations of the Company, secured by a pledge of the capital stock of Ryerson Inc. (“Ryerson”). As a result, the notes will rank:

•	equally in right of payment with all existing and future senior Debt of the Company;

•	senior in right of payment to all existing and future subordinated Debt of the Company;

•	effectively subordinated to other secured Debt of the Company, to the extent of the collateral securing such Debt (other than the capital stock of Ryerson); and

•	structurally subordinated to all secured and unsecured Debt and other liabilities (including trade payables) of the Company’s Subsidiaries.

The Company is a holding company and does not have any material assets or operations other than its ownership of the Capital Interests of Ryerson. All of the Company’s operations are conducted through its Subsidiaries, including Ryerson. Claims of creditors of such Subsidiaries, including trade creditors, and claims of preferred stockholders (if any) of such Subsidiaries generally will have priority with respect to the assets and earnings of such Subsidiaries over the claims of the Company’s creditors, including Holders of the notes. The notes, therefore, will be structurally subordinated to creditors (including trade creditors) and preferred stockholders (if any) of the Company’s Subsidiaries, including Ryerson.

After giving effect to the offering and the transactions contemplated hereby, as of June 30, 2010, in addition to the $483.0 million principal amount at maturity of notes offered hereby, Ryerson and its Subsidiaries would have had $903.8 million of Debt, including approximately $410.0 million of secured Debt outstanding under Ryerson’s existing credit agreement. In addition, Ryerson and its subsidiaries would have had approximately $335 million of availability under the Ryerson Credit Facility, all of which is structurally senior to the notes. See “Risk Factors.”

Guarantees

On the Issue Date, the notes will not be guaranteed by any of the Company’s Subsidiaries or by any of its direct or indirect parent companies.

Sinking Fund

There are no mandatory sinking fund payment obligations with respect to the notes.

Security

The obligations of the Company with respect to the notes and the performance of all other obligations of the Company under or relating to the Senior Note Documents will be secured by a first priority security interest in the Capital Interests of Ryerson (the “Ryerson Stock”). The Ryerson Stock will be pledged pursuant to the Pledge Agreement.

So long as no Event of Default shall have occurred and be continuing, and subject to certain terms and conditions of the Indenture, the Company is entitled to exercise any voting and other consensual rights pertaining to the Ryerson Stock pledged pursuant to the Pledge Agreement. Upon the occurrence and during the continuance of an Event of Default, to the extent permitted by law and subject to the provisions of the Pledge Agreement:

(1) all of the rights of the Company to exercise voting or other consensual rights with respect to the Ryerson Stock shall cease, and all such rights shall become vested in the Collateral Agent, which, to the extent permitted by law, shall have the sole right to exercise such voting and other consensual rights; and

(2) the Collateral Agent may sell the Ryerson Stock or any part thereof in accordance with the terms of the Pledge Agreement and applicable law.

In the case of an Event of Default, the Collateral Agent will only be permitted, subject to applicable law, to exercise remedies and sell the Ryerson Stock at the direction of the holders of a majority of the notes and pursuant to the Pledge Agreement. If such remedies are exercised by the Collateral Agent with respect to the Ryerson Stock, the proceeds from the sale of the Ryerson Stock will be applied first, to pay the expenses of the exercise of such remedies and fees and other amounts then payable to the Collateral Agent and the Trustee under the Indenture and the Pledge Agreement and thereafter, to pay the Accreted Value of, premium, if any, and Additional Interest, if any on the notes. The proceeds of any sale of the Ryerson Stock following an Event of Default may not be sufficient to satisfy in full our obligations under the notes. See “Risk Factors—Risks Relating to the Notes.”

Release of Ryerson Stock

The Indenture and the Pledge Agreement provide that the Lien on the Ryerson Stock securing the notes will, upon compliance with the condition that the Company satisfy certain conditions set forth in the Indenture and deliver to the Trustee all documents required by the Trust Indenture Act, automatically and without the need for any further action by any Person be released so long as such release is in compliance with the Trust Indenture Act:

(1) upon:

(a) payment in full of the Accreted Value of, accrued and unpaid Additional Interest, if any, and premium, if any, on the notes; or

(b) satisfaction and discharge of the Indenture as set forth below under “—Satisfaction and Discharge of the Indenture; Defeasance”; or

(c) legal defeasance or covenant defeasance of the Indenture as set forth below under “—Satisfaction and Discharge of the Indenture; Defeasance”; or

(2) with the consent of the holders of 100% in aggregate principal amount at maturity of the notes.

Certain Bankruptcy Limitations

The right of the Trustee to dispose of the Ryerson Stock following an Event of Default is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy proceeding were to be commenced by or against the Company prior to the Trustee having disposed of the Ryerson Stock. Under the U.S. Bankruptcy

Code, a secured creditor is prohibited from disposing of security taken from such debtor, without bankruptcy court approval. Moreover, the U.S. Bankruptcy Code permits the debtor in certain circumstances to continue to retain and to use collateral owned as of the date of the bankruptcy filing (and the proceeds, products, offspring, rents or profits of the Ryerson Stock) even though the debtor is in default under the applicable debt instruments; provided that the secured creditor is given “adequate protection”. The meaning of the term “adequate protection” may vary according to circumstances. In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the notes could be delayed following commencement of a bankruptcy case, whether or when the Collateral Agent could dispose of the Ryerson Stock, or whether or to what extent holders would be compensated for any delay in payment or loss of value of the Ryerson Stock through the requirement of “adequate protection”.

Furthermore, in the event a bankruptcy court determines the value of the Ryerson Stock is not sufficient to repay all amounts due on the notes, the holders of the notes would hold secured claims to the extent of the value of the Ryerson Stock, and would hold unsecured claims with respect to any shortfall. Applicable Federal bankruptcy laws do not permit the payment and/or accrual of post-petition interest, costs and attorneys’ fees during a debtor’s bankruptcy case unless the claims are oversecured or the debtor is solvent at the time of reorganization. In addition, if the Company were to become the subject of a bankruptcy case, the bankruptcy court, among other things, may avoid certain prepetition transfers made by the entity that is the subject of the bankruptcy filing, including, without limitation, transfers held to be preferences or fraudulent conveyances.

Optional Redemption

The notes were not redeemable prior to May 1, 2010. Thereafter, the notes were subject to redemption, at the option of the Company, in whole or in part, at any time upon not less than 30 nor more than 60 days’ notice at the following Redemption Prices (expressed as percentages of the Accreted Value to be redeemed) set forth below, plus accrued and unpaid Additional Interest, if any, to, but not including, the redemption date (subject to the right of Holders of record on the relevant regular record date to receive interest due on a Semi-Annual Accrual Date that is on or prior to the redemption date), if redeemed during the periods indicated below:

Year	Redemption Price
May 1, 2010 until (but not including) August 1, 2011	102.000%
August 1, 2011 until (but not including) August 1, 2014	104.000%
August 1, 2014 and thereafter	100.000%

If less than all of the notes are to be redeemed, the Trustee will select the notes or portions thereof to be redeemed by lot, pro rata or by any other method the Trustee shall deem fair and appropriate (subject to the Depository Trust Company procedures as applicable).

No notes of $2,000 principal amount at maturity or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail (and, to the extent permitted by applicable procedures or regulations, electronically) at least 30 days before the redemption date to each Holder of notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed. In the case of certificates, a new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder thereof upon cancellation of the original Note. notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

The Company may at any time, and from time to time, purchase notes in the open market or otherwise, subject to compliance with applicable securities laws.

Change of Control

Subject to “—Redemption upon Specified Changes of Control”, upon the occurrence of a Change of Control, the Company will make an Offer to Purchase all of the outstanding notes at a Purchase Price in cash equal to 101% of the Accreted Value thereof, together with accrued and unpaid Additional Interest, if any, to but not including the Purchase Date. For purposes of the foregoing, an Offer to Purchase shall be deemed to have been made if (i) within 30 days following the date of the consummation of a transaction or series of transactions that constitutes a Change of Control, the Company commences an Offer to Purchase all outstanding notes at the Purchase Price (provided that the running of such 30-day period shall be suspended, for up to a maximum of 30 days, during any period when the commencement of such Offer to Purchase is delayed or suspended by reason of any court’s or governmental authority’s review of or ruling on any materials being employed by the Company to effect such Offer to Purchase, so long as the Company has used and continues to use its commercial best efforts to make and conclude such Offer to Purchase promptly) and (ii) all notes properly tendered pursuant to the Offer to Purchase are purchased on the terms of such Offer to Purchase.

The phrase “all or substantially all,” as used in the definition of “Change of Control,” has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event the Holders of the notes elected to exercise their rights under the Indenture and the Company elects to contest such election, there could be no assurance how a court interpreting New York law would interpret such phrase. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of notes may require the Company to make an Offer to Purchase the notes as described above.

The provisions of the Indenture may not afford Holders protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction affecting either of the Company that may adversely affect Holders, if such transaction is not the type of transaction included within the definition of Change of Control. A transaction involving the management of the Company or its Affiliates, or a transaction involving a recapitalization of the Company, will result in a Change of Control only if it is the type of transaction specified in such definition. The definition of Change of Control may be amended or modified with the written consent of a majority in aggregate principal amount of outstanding notes. See “—Amendment, Supplement and Waiver.”

The Company will be required to comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws or regulations in connection with any repurchase of the notes as described above.

The Company will not be required to make an Offer to Purchase upon a Change of Control if (i) a third party makes such Offer to Purchase contemporaneously with or upon a Change of Control in the manner, at the times and otherwise in compliance with the requirements of the Indenture and purchases all notes validly tendered and not withdrawn under such Offer to Purchase, (ii) a notice of redemption has been given pursuant to the Indenture as described above under the caption “—Optional Redemption”, (iii) a notice of redemption has been given pursuant to the Indenture as described below under the caption “—Redemption and Offer to Purchase upon Certain Equity Issuances” or (iv) a notice of redemption has been given pursuant to the Indenture as described below under the caption “—Redemption upon Specified Changes of Control.”

The Company’s ability to pay cash to the Holders of notes upon a Change of Control may be limited by the Company’s then existing financial resources. Further, the agreements governing the Company’s other Debt contain, and future agreements of the Company may contain, prohibitions of certain events, including events that would constitute a Change of Control. If the exercise by the Holders of notes of their right to require the Company to repurchase the notes upon a Change of Control occurred at the same time as a change of control event under one or more of either of the Company’s other debt agreements, the Company’s ability to pay cash to the Holders of notes upon a repurchase may be further limited by the Company’s then existing financial resources. See “Risk Factors—Risks Relating to the Notes.”

In addition, an Offer to Purchase may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of launching the Offer to Purchase.

Redemption upon Specified Changes of Control

Upon the occurrence of a Specified Change of Control, the Company will be required to redeem the notes at a price in cash in an amount equal to the Redemption Price applicable to such notes on the date on which notice of such redemption is given as set forth above under the caption “—Optional Redemption,” in each case plus accrued and unpaid Additional Interest, if any, to the date fixed for the closing of such redemption, in accordance with the procedures set forth in the Indenture, unless the Company has given notice of redemption as described under the caption “—Optional Redemption” or “—Redemption and Offer to Purchase upon Certain Equity Issuances”, in each case with respect to all the notes. Not later than 60 days following the Specified Change of Control, unless the Company has given notice of redemption as described under the caption “—Optional Redemption” or “—Redemption and Offer to Purchase upon Certain Equity Issuances”, in each case with respect to all the notes, the Company will mail a notice of redemption to each Holder with a copy to the Trustee (such redemption, a “Specified Change of Control Redemption”) stating:

(1) that a Specified Change of Control has occurred, the amount of and that the Company will redeem such Holder’s notes, as discussed below, at a purchase price in cash in an amount equal to the Redemption Price applicable to such notes on the date on which notice of such redemption is given as set forth above under the caption “—Optional Redemption,” in each case plus accrued and unpaid interest thereon and Additional Interest thereon, if any, to the date of redemption (subject to the right of holders of record on a record date to receive interest on the relevant Semi-Annual Accrual Date);

(2) the circumstances and relevant facts regarding such Specified Change of Control;

(3) the redemption date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4) the procedures determined by the Company, consistent with this covenant, pursuant to which a Holder’s notes shall be redeemed.

Notice of a Specified Change of Control Redemption may be delivered in advance of a Specified Change of Control, conditional upon such Specified Change of Control, if a definitive agreement is in place for the Specified Change of Control at the time of delivery of the notice of such Specified Change of Control Redemption.

The Company will comply, to the extent applicable, with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws or regulations in connection with the redemption of notes pursuant to a Specified Change of Control Redemption. To the extent that the provisions of any applicable securities laws or regulations conflict with provisions of the Indenture applicable to a Specified Change of Control Redemption, the Company will comply with such securities laws and regulations and will not be deemed to have failed to make a Specified Change of Control Redemption or redeem notes pursuant thereto as described above by virtue thereof.

Redemption and Offer to Purchase upon Certain Equity Issuances

The Company will be required to redeem the maximum principal amount of notes that is a minimum principal amount at maturity of $2,000 and an integral multiple of $1.00 in excess thereof that may be redeemed out of any Qualified Equity Issuance Net Proceeds at a price in cash in an amount equal to the Redemption Price applicable to such notes on the date on which notice of such redemption is given as set forth above under the caption “—Optional Redemption,” in each case plus accrued and unpaid interest and Additional Interest, if any, to the date fixed for the closing of such redemption, in accordance with the procedures set forth in the Indenture, unless the Company has given notice of redemption as described under the caption “—Optional Redemption” or

“—Redemption upon Specified Changes of Control”, in each case with respect to all the notes. Not later than 60 days following the receipt of the Qualified Equity Issuance Net Proceeds from any Qualified Equity Issuance, unless the Company has given notice of redemption as described under the caption “—Optional Redemption” or “—Redemption upon Certain Specified Changes of Control”, in each case with respect to all the notes, the Company will mail a notice of redemption to each Holder with a copy to the Trustee (such redemption, a “Qualified Equity Issuance Redemption”) stating:

(1) that a Qualified Equity Issuance has occurred, the amount of Qualified Equity Issuance Net Proceeds received by the Company, and that the Company will redeem such Holder’s notes or a pro rata portion thereof, as discussed below, at a purchase price in cash in an amount equal to the Redemption Price applicable to such notes on the date on which notice of such redemption is given as set forth above under the caption “—Optional Redemption,” in each case plus accrued and unpaid interest thereon and Additional Interest thereon, if any, to the date of redemption (subject to the right of holders of record on a record date to receive interest on the relevant Semi-Annual Accrual Date);

(2) the circumstances and relevant facts regarding such Qualified Equity Issuance, and the maximum principal amount of notes that may be redeemed by the Company in the Qualified Equity Issuance Redemption;

(3) the redemption date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4) the procedures determined by the Company, consistent with this covenant, pursuant to which a Holder’s notes shall be redeemed.

If more notes are tendered pursuant to a Qualified Equity Issuance Redemption than the Company is required to redeem, the principal amount of the notes to be redeemed will be determined pro rata based on the principal amount so tendered and the selection of the actual notes for redemption will be made by the Trustee by lot, pro rata or by any other method the Trustee shall deem fair and appropriate (subject to the Depository Trust Company procedures) to the extent practicable; provided, however, that no notes of $2,000 principal amount at maturity or less shall be redeemed in part.

In addition, the Company will, and will cause its Restricted Subsidiaries (including Ryerson) to, use an amount equal to (x) 50% of any remaining Qualified Equity Issuance Net Proceeds that are not applied in accordance with the terms set forth above, less (y) any amounts previously paid by Ryerson to repurchase Ryerson Inc.’s 12% Senior Secured Notes due 2015 pursuant to the “equity claw” provision set forth in Section 3.7(a)(iii) of the Ryerson Indenture (as in effect on the Issue Date) (such amount, “Excess Qualified Equity Issuance Proceeds”) to make an Offer to Purchase to all holders of Ryerson Notes equal to the Excess Qualified Equity Issuance Proceeds. Any such Offer to Purchase shall be made in accordance with the terms of the Ryerson Indenture or the Indenture, as applicable. The offer price in any such Offer to Purchase will be equal to 100% of the Accreted Value thereof, plus accrued and unpaid Additional Interest, if any. If any Excess Qualified Equity Issuance Proceeds remain outstanding after consummation of any such Offer to Purchase, the Company may use the Excess Qualified Equity Issuance Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Ryerson Notes tendered into such Offer to Purchase exceeds the amount of the Excess Proceeds, the trustee under the Ryerson Indenture will select the Ryerson Notes to be purchased on a pro rata basis. Upon the completion of each Offer to Purchase, the amount of Excess Qualified Equity Issuance Proceeds will be reset at zero.

Notice of a Qualified Equity Issuance Redemption may be delivered in advance of a Qualified Equity Issuance, conditional upon such Qualified Equity Issuance, if a definitive agreement is in place for the Qualified Equity Issuance at the time of delivery of the notice of such Qualified Equity Issuance Redemption.

The Company will comply, to the extent applicable, with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws or regulations in connection with the redemption of notes pursuant to a Qualified Equity Issuance Redemption. To the extent that the provisions of any applicable securities laws or regulations conflict with provisions of the Indenture applicable to a Qualified Equity Issuance Redemption, the Company will comply with such securities laws and regulations and will not be deemed to have failed to make a Qualified Equity Issuance Redemption or redeem notes pursuant thereto as described above by virtue thereof.

Certain Covenants

Set forth below are certain covenants contained in the Indenture:

Limitation on Incurrence of Debt

The Company will not, and will not permit any of its Restricted Subsidiaries to, Incur any Debt (including Acquired Debt), unless (A) if and for so long as the Ryerson Notes (or other Operating Company Debt) remain outstanding, immediately after giving effect to the Incurrence of such Debt and the receipt and application of the proceeds therefrom, (i) with respect to the Company and any of its Restricted Subsidiaries (other than Ryerson and the Ryerson Restricted Subsidiaries) the Consolidated Fixed Charge Coverage Ratio of the Company and any of its Restricted Subsidiaries (other than Ryerson and the Ryerson Restricted Subsidiaries) would be greater than 2.75:1 and (ii) with respect to Ryerson and the Ryerson Restricted Subsidiaries, the Consolidated Fixed Charge Coverage Ratio of Ryerson and the Ryerson Restricted Subsidiaries would be greater than 2.75:1, (B) if otherwise, immediately after giving effect to the Incurrence of such Debt, the Consolidated Fixed Charge Coverage Ratio of the Company and its Restricted Subsidiaries would be greater than 2.75:1, in each case determined on a pro forma basis as if any such Debt (including any other Debt being Incurred contemporaneously), and any other Debt Incurred since the beginning of the Four Quarter Period (as defined below) and (C) no Default or Event of Default shall have occurred and be continuing at the time or as a consequence of the Incurrence of such Debt.

If, during the Four Quarter Period or subsequent thereto and prior to the date of determination, the Company or any of its Restricted Subsidiaries shall have engaged in any Asset Sale or Asset Acquisition, Investments, mergers, consolidations, discontinued operations (as determined in accordance with GAAP) or shall have designated any Restricted Subsidiary to be an Unrestricted Subsidiary or any Unrestricted Subsidiary to be a Restricted Subsidiary, Consolidated Cash Flow Available for Fixed Charges and Consolidated Interest Expense for the Four Quarter Period shall be calculated on a pro forma basis giving effect to such Asset Sale or Asset Acquisition, Investments, mergers, consolidations, discontinued operations or designation, as the case may be, and the application of any proceeds therefrom as if such Asset Sale or Asset Acquisition or designation had occurred on the first day of the Four Quarter Period.

If the Debt which is the subject of a determination under this provision is Acquired Debt, or Debt Incurred in connection with the simultaneous acquisition of any Person, business, property or assets, or Debt of an Unrestricted Subsidiary being designated as a Restricted Subsidiary, then such ratio shall be determined by giving effect (on a pro forma basis, as if the transaction had occurred at the beginning of the Four Quarter Period) to the Incurrence of such Acquired Debt or such other Debt by the Company or any of its Restricted Subsidiaries and the inclusion, in Consolidated Cash Flow Available for Fixed Charges, of the Consolidated Cash Flow Available for Fixed Charges of the acquired Person, business, property or assets or redesignated Subsidiary.

Notwithstanding the first paragraph above, the Company and its Restricted Subsidiaries may Incur Permitted Debt; provided, however, that the Company will not incur any Debt (whether pursuant to the first paragraph hereof or as Permitted Debt), the proceeds of which shall be used to make a dividend, distribution or other payment to the direct or indirect parent company of the Company unless at such time, on a pro forma basis after giving effect to such transactions, Ryerson would be permitted to (x) incur $1 of Debt pursuant to the first paragraph of Section 4.9 of the Ryerson Indenture (as in effect on the Issue Date) and (y) make a Restricted Payment pursuant to Section 4.7(a)-(c)(1)-(3) of the Ryerson Indenture (as in effect on the Issue Date).

For purposes of determining any particular amount of Debt under this “Limitation on Incurrence of Debt” covenant, (x) Debt Incurred under the Credit Agreement on the Issue Date shall initially be treated as Incurred pursuant to clause (i) of the definition of “Permitted Debt,” and may not later be re-classified and (y) Guarantees or obligations with respect to letters of credit supporting Debt otherwise included in the determination of such particular amount shall not be included. For purposes of determining compliance with this “Limitation on Incurrence of Debt” covenant, in the event that an item of Debt meets the criteria of more than one of the types of Debt described above, including categories of Permitted Debt and under part (a) in the first paragraph of this “Limitation on Incurrence of Debt” covenant, the Company, in its sole discretion, shall classify, and from time to time may reclassify, all or any portion of such item of Debt.

The accrual of interest, the accretion or amortization of original issue discount and the payment of interest on Debt in the form of additional Debt or payment of dividends on Capital Interests in the forms of additional shares of Capital Interests with the same terms will not be deemed to be an Incurrence of Debt or issuance of Capital Interests for purposes of this covenant.

The Company and any Guarantor, if applicable, will not Incur any Debt that pursuant to its terms is subordinate or junior in right of payment to any Debt unless such Debt is subordinated in right of payment to the notes and the Note Guarantees, if applicable, to the same extent; provided that Debt will not be considered subordinate or junior in right of payment to any other Debt solely by virtue of being unsecured or secured to a greater or lesser extent or with greater or lower priority.

Limitation on Restricted Payments

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment unless, at the time of and after giving effect to the proposed Restricted Payment:

(a) no Default or Event of Default shall have occurred and be continuing or will occur as a consequence thereof;

(b) after giving effect to such Restricted Payment on a pro forma basis, the Company would be permitted to Incur at least $1.00 of additional Debt (other than Permitted Debt) pursuant to the provisions described in clause (a)(i) of the first paragraph under the “Limitation on Incurrence of Debt” covenant; and

(c) after giving effect to such Restricted Payment on a pro forma basis, the aggregate amount expended or declared for all Restricted Payments made on or after the Issue Date (excluding Restricted Payments permitted by clauses (ii), (iii), (iv), (v), (vi) (vii), (viii), (x), (xii), (xiii), (xiv) and (xvi) of the next succeeding paragraph) shall not exceed the sum (without duplication) of

(1) 50% of the Consolidated Net Income (or, if Consolidated Net Income shall be a deficit, minus 100% of such deficit) of the Company accrued on a cumulative basis during the period (taken as one accounting period) from the beginning of the first full fiscal quarter during which the Issue Date occurred and ending on the last day of the fiscal quarter immediately preceding the date of such proposed Restricted Payment, plus

(2) 100% of the aggregate net proceeds (including the Fair Market Value of property other than cash) received by the Company subsequent to the initial issuance of the notes either (i) as a contribution to its common equity capital or (ii) from the issuance and sale (other than to a Restricted Subsidiary) of its Qualified Capital Interests, including Qualified Capital Interests issued upon the conversion of Debt or Redeemable Capital Interests of the Company, and from the exercise of options, warrants or other rights to purchase such Qualified Capital Interests (other than, in each case, (x) Capital Interests or Debt sold to a Subsidiary of the Company, (y) Excluded Contributions and (z) proceeds from the sale of Capital Interests of the Company or any Subsidiary that are used to redeem any notes in accordance with “Redemption and Offer to Purchase upon Certain Equity Issuances,”) plus

(3) 100% of the net reduction in Investments (other than Permitted Investments), subsequent to the date of the initial issuance of the notes, in any Person, resulting from payments of interest on Debt,

dividends, repayments of loans or advances (but only to the extent such interest, dividends or repayments are not included in the calculation of Consolidated Net Income), in each case to the Company or any Subsidiary from any Person, not to exceed in the case of any Person the amount of Investments previously made by the Company or any Restricted Subsidiary in such Person.

Notwithstanding the foregoing provisions, the Company and its Restricted Subsidiaries may take the following actions, provided that, in the case of clauses (iv) or (xii) immediately after giving effect to such action, no Default or Event of Default has occurred and is continuing:

(i) the payment of any dividend on Capital Interests in the Company or a Restricted Subsidiary within 60 days after declaration thereof if at the declaration date such payment would not have been prohibited by the foregoing provisions of this covenant;

(ii) the retirement of any Qualified Capital Interests of the Company by conversion into, or by or in exchange for, Qualified Capital Interests, or out of net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of other Qualified Capital Interests of the Company;

(iii) the redemption, defeasance, repurchase or acquisition or retirement for value of any Debt of the Company or a Guarantor, if any, that is subordinate in right of payment to the notes or the applicable Note Guarantee, if any, out of the net cash proceeds of a substantially concurrent issue and sale (other than to a Subsidiary of the Company) of (x) new subordinated Debt of the Company or such Guarantor, if any, as the case may be, Incurred in accordance with the Indenture or (y) of Qualified Capital Interests of the Company;

(iv) the purchase, redemption, retirement or other acquisition for value of Capital Interests in the Company or any direct or indirect parent of the Company (or any payments to a direct or indirect parent company of the Company or Ryerson for the purposes of permitting any such repurchase) held by employees or former employees of the Company or any Restricted Subsidiary (or their estates or beneficiaries under their estates) upon death, disability, retirement or termination of employment or pursuant to the terms of any agreement under which such Capital Interests were issued; provided that the aggregate cash consideration paid for such purchase, redemption, retirement or other acquisition of such Capital Interests does not exceed $1.0 million in any calendar year, provided that any unused amounts in any calendar year may be carried forward to one or more future periods; provided, further, that the aggregate amount of repurchases made pursuant to this clause (iv) may not exceed $2.0 million in any calendar year; provided, however, that such amount in any calendar year may be increased by an amount not to exceed the cash proceeds of key man life insurance policies received by the Company and its Restricted Subsidiaries after the Issue Date;

(provided, however, that the Company may elect to apply all or any portion of the aggregate increase contemplated by the proviso of this clause (iv) in any calendar year and, to the extent any payment described under this clause (iv) is made by delivery of Debt and not in cash, such payment shall be deemed to occur only when, and to the extent, the obligor on such Debt makes payments with respect to such Debt);

(v) repurchase of Capital Interests deemed to occur upon the exercise of stock options, warrants or other convertible or exchangeable securities;

(vi) the payment of intercompany Debt, the Incurrence of which was permitted pursuant to the covenant described under “—Limitation on Incurrence of Debt”;

(vii) cash payment, in lieu of issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for the Capital Interests of the Company or a Restricted Subsidiary;

(viii) the declaration and payment of dividends to holders of any class or series of Redeemable Capital Interests of the Company or any Restricted Subsidiary issued or Incurred in compliance with the first paragraph of the covenant described above under “—Limitation on Incurrence of Debt,” to the extent such dividends are included in the definition of Consolidated Fixed Charges;

(ix) upon the occurrence of a Change of Control or an Asset Sale, the defeasance, redemption, repurchase or other acquisition of any subordinated Debt pursuant to provisions substantially similar to those described under “—Change of Control” and “—Limitation on Asset Sales” at a purchase price not greater than 101% of the Accreted Value thereof (in the case of a Change of Control) or 100% of the Accreted Value thereof (in the case of an Asset Sale), plus any accrued and unpaid Additional Interest, if any, thereon; provided that prior to or contemporaneously with such defeasance, redemption, repurchase or other acquisition, the Company has made an Offer to Purchase with respect to the notes and has repurchased all notes validly tendered for payment and not withdrawn in connection therewith;

(x) the declaration and payment of dividends to, or the making of loans to any direct or indirect parent company of the Company required for it to pay:

(a) federal, state and local income taxes to the extent such income taxes are directly attributable to the income of the Company and its Restricted Subsidiaries and, to the extent of the amount actually received from Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent directly attributable to the income of such Unrestricted Subsidiaries; provided, however, that in each case, the amount of such payments in any fiscal year does not exceed the amount that the Company and the Restricted Subsidiaries would be required to pay in respect of federal, state and local taxes for such fiscal year if the Company and the Restricted Subsidiaries had paid such taxes on a stand-alone basis;

(b) customary salary, bonus and other benefits payable to officers and employees of any direct or indirect parent entity of the Company to the extent such salaries, bonuses and other benefits are directly attributable to the ownership or operation of the Company and the Restricted Subsidiaries; and

(c) general corporate overhead expenses (including professional and administrative expenses) and franchise taxes and other fees, taxes and expenses required to maintain its corporate existence to the extent such expenses are directly attributable to the ownership or operation of the Company and its Restricted Subsidiaries;

provided, however, that the aggregate amount of any payments made pursuant to clauses (b) and (c) above shall not exceed $1.0 million in any fiscal year;

(xi) the payment of dividends on the Company’s common stock (or the payment of dividends to any direct or indirect parent of the Company to fund the payment by any direct or indirect parent of the Company of dividends on such entity’s common stock) of up to 3.0% per annum of the net proceeds received by the Company from any public offering of common stock or contributed to the Company by any direct or indirect parent of the Company from any public offering of common stock;

(xii) payments pursuant to the Management Agreement as in effect on the Issue Date, not in excess of $5.0 million in the aggregate in any fiscal year and reasonable related expenses;

(xiii) Restricted Payments that are made with any Excluded Contributions;

(xiv) the payment of fees and expenses in connection with a Qualified Receivables Transaction;

(xv) the declaration and payment of dividends at any time and from time to time to holders of the Company’s common stock with the proceeds (net of discount and commissions to the Initial Purchaser) received by the Company from the sale of the notes on the Issue Date; and

(xvi) other Restricted Payments not in excess of $7.5 million in the aggregate.

If the Company makes a Restricted Payment which, at the time of the making of such Restricted Payment, in the good faith determination of the Board of Directors of the Company, would be permitted under the requirements of the Indenture, such Restricted Payment shall be deemed to have been made in compliance with the Indenture notwithstanding any subsequent adjustment made in good faith to the Company’s financial statements affecting Consolidated Net Income.

If any Person in which an Investment is made, which Investment constitutes a Restricted Payment when made, thereafter becomes a Restricted Subsidiary in accordance with the Indenture, all such Investments previously made in such Person shall no longer be counted as Restricted Payments for purposes of calculating the aggregate amount of Restricted Payments pursuant to clause (c) of the first paragraph under this “Limitation on Restricted Payments” covenant, in each case to the extent such Investments would otherwise be so counted.

If the Company or a Restricted Subsidiary transfers, conveys, sells, leases or otherwise disposes of an Investment in accordance with the “—Limitation on Asset Sales” covenant, which Investment was originally included in the aggregate amount expended or declared for all Restricted Payments pursuant to clause (c) of the definition of “Restricted Payment,” the aggregate amount expended or declared for all Restricted Payments shall be reduced by the lesser of (1) the Net Cash Proceeds from the transfer, conveyance, sale, lease or other disposition of such Investment or (ii) the amount of the original Investment, in each case, to the extent originally included in the aggregate amount expended or declared for all Restricted Payments pursuant to clause (c) of the definition of “Restricted Payments.”

For purposes of this covenant, if a particular Restricted Payment involves a non-cash payment, including a distribution of assets, then such Restricted Payment shall be deemed to be an amount equal to the cash portion of such Restricted Payment, if any, plus an amount equal to the Fair Market Value of the non-cash portion of such Restricted Payment.

By way of clarification, while payments under the Management Agreement are not prohibited by the covenant described above under “—Limitation on Restricted Payments,” any payments made pursuant to the Management Agreement will reduce Consolidated Net Income and thereby reduce the amount available for Restricted Payments pursuant to clause (c)(1) of the first paragraph under this “Limitation on Restricted Payments” covenant.

Notwithstanding the foregoing provisions of this covenant, if and to the extent Ryerson or any of the Ryerson Restricted Subsidiaries would be permitted to make a Restricted Payment (as defined in the Ryerson Indenture) pursuant to the Ryerson Indenture to the extent the Ryerson Notes are outstanding at such time, Ryerson or such Ryerson Restricted Subsidiary, as the case may be, shall be permitted to make under the Indenture a Restricted Payment permitted to be made thereunder.

Limitation on Liens

The Company will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to enter into, create, incur, assume or suffer to exist any Liens of any kind on or with respect to the Ryerson Stock except Permitted Collateral Liens. Subject to the immediately preceding sentence, the Company will not, and will not permit any of its Subsidiaries, directly or indirectly, to enter into, create, incur, assume or suffer to exist any Liens of any kind, other than Permitted Liens, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom except the Ryerson Stock without securing the notes and all other amounts due under the Indenture and the Pledge Agreement (for so long as such Lien exists) equally and ratably with (or prior to) the obligation or liability secured by such Lien.

In addition, the Company will not, and will not permit any of its Canadian Subsidiaries, directly or indirectly, to enter into, create, incur, assume or suffer to exist any Liens of any kind, other than Permitted Liens, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom without securing the notes and all other amounts due under the Indenture and the Pledge Agreement (for so long as such Lien exists) equally and ratably with (or prior to) the obligation or liability secured by such Lien.

Limitation on Dividends and Other Payments Affecting Restricted Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, cause or suffer to exist or become effective or enter into any encumbrance or restriction (other than pursuant to the Indenture, law, rules or regulation) on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions on its Capital Interests owned by the Company or any Restricted Subsidiary or pay any Debt or other obligation owed to the Company or any Restricted Subsidiary, (ii) make loans or advances to the Company or any Restricted Subsidiary thereof or (iii) transfer any of its property or assets to the Company or any Restricted Subsidiary.

However, the preceding restrictions will not apply to the following encumbrances or restrictions existing under or by reason of:

(a) any encumbrance or restriction in existence on the Issue Date, including those required by the Ryerson Indenture, the Ryerson Notes and, if any, the related guarantees thereof, the Credit Agreement and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements, refinancings thereof, provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings, in the good faith judgment of the Company, are no more restrictive, taken as a whole, with respect to such dividend or other payment restrictions than those contained in these agreements on the Issue Date or refinancings thereof;

(b) any encumbrance or restriction pursuant to an agreement relating to an acquisition of property, so long as the encumbrances or restrictions in any such agreement relate solely to the property so acquired (and are not or were not created in anticipation of or in connection with the acquisition thereof);

(c) any encumbrance or restriction which exists with respect to a Person that becomes a Restricted Subsidiary or merges with or into a Restricted Subsidiary of the Company on or after the Issue Date, which is in existence at the time such Person becomes a Restricted Subsidiary, but not created in connection with or in anticipation of such Person becoming a Restricted Subsidiary, and which is not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person becoming a Restricted Subsidiary;

(d) any encumbrance or restriction pursuant to an agreement effecting a permitted renewal, refunding, replacement, refinancing or extension of Debt issued pursuant to an agreement containing any encumbrance or restriction referred to in the foregoing clauses (a) through (c), so long as the encumbrances and restrictions contained in any such refinancing agreement are no less favorable in any material respect to the Holders than the encumbrances and restrictions contained in the agreements governing the Debt being renewed, refunded, replaced, refinanced or extended in the good faith judgment of the Board of Directors of the Company;

(e) customary provisions restricting subletting or assignment of any lease, contract, or license of the Company or any Restricted Subsidiary or provisions in agreements that restrict the assignment of such agreement or any rights thereunder;

(f) any restriction on the sale or other disposition of assets or property securing Debt as a result of a Permitted Lien on such assets or property;

(g) any encumbrance or restriction by reason of applicable law, rule, regulation or order;

(h) any encumbrance or restriction under the Indenture, the notes and, if any, the Note Guarantees;

(i) any encumbrance or restriction under the sale of assets, including, without limitation, any agreement for the sale or other disposition of a subsidiary that restricts distributions by that Subsidiary pending its sale or other disposition;

(j) restrictions on cash and other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(k) provisions with respect to the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, stock sale agreements and other similar agreements entered into the ordinary course of business;

(1) any instrument governing Debt or Capital Interests of a Person acquired by the Company or any of the Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Debt or Capital Interests was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Debt, such Debt was permitted by the terms of the Indenture to be incurred;

(m) purchase money obligations (including Capital Lease Obligations) for property acquired in the ordinary course of business that impose restrictions on that property so acquired of the nature described in clause (iii) of the first paragraph hereof;

(n) Liens securing Debt otherwise permitted to be incurred under the Indenture, including the provisions of the covenant described above under the caption “—Limitation on Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(o) customary provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements otherwise permitted by the Indenture entered into with the approval of the Company’s Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements; and

(p) any Non-Recourse Receivable Subsidiary Indebtedness or other contractual requirements of a Receivable Subsidiary that is a Restricted Subsidiary in connection with a Qualified Receivables Transaction; provided that such restrictions apply only to such Receivable Subsidiary or the receivables and related assets described in the definition of Qualified Receivables Transaction which are subject to such Qualified Receivables Transaction.

Nothing contained in this “Limitation on Dividends and Other Payments Affecting Restricted Subsidiaries” covenant shall prevent the Company or any Restricted Subsidiary from (i) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the “Limitation on Liens” covenant or (ii) restricting the sale or other disposition of property or assets of the Company or any of its Restricted Subsidiaries that secure Debt of the Company or any of its Restricted Subsidiaries incurred in accordance with the Indenture.

Limitation on Asset Sales

The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Capital Interests issued or sold or otherwise disposed of;

(2) at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of cash or Eligible Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(a) any liabilities, as shown on the most recent consolidated balance sheet of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes, the Ryerson Notes or any guarantees thereof) that are assumed by the transferee of any such assets pursuant to a customary assignment and assumption agreement that releases the Company or such Restricted Subsidiary from further liability; and

(b) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash within 180 days of their receipt to the extent of the cash received in that conversion;

Within 390 days after the receipt of any Net Cash Proceeds from an Asset Sale, the Company (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Cash Proceeds at its option:

(1) to permanently repay Debt of Ryerson or its Restricted Subsidiaries and, if the Obligation repaid is revolving credit Debt, to correspondingly reduce commitments with respect thereto;

(2) to acquire all or substantially all of the assets of, or any Capital Interests of, another Permitted Business, if, after giving effect to any such acquisition of Capital Interests, the Permitted Business is or becomes a Restricted Subsidiary of the Company;

(3) to make a capital expenditure in or that is used or useful in a Permitted Business or to make expenditures for maintenance, repair or improvement of existing properties and assets in accordance with the provisions of the Indenture;

(4) to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business; or

(5) any combination of the foregoing.

Any Net Cash Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph of this covenant will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $20.0 million, within thirty days thereof, the Company will make an Offer to Purchase to all Holders of notes and to all holders of other Debt ranking pari passu with the notes containing provisions similar to those set forth in the Indenture with respect to assets sales, equal to the Excess Proceeds. The offer price in any Offer to Purchase will be equal to 100% of the Accreted Value thereof plus accrued and unpaid Additional Interest, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Offer to Purchase, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the Accreted Value of and such Additional Notes and the accreted value or principal amount of other pari passu debt tendered into such Offer to Purchase exceeds the amount of Excess Proceeds, the Trustee will select the notes and such Additional Notes and the Company shall select such other pari passu debt to be purchased on a pro rata basis among each series. Upon completion of each Offer to Purchase, the amount of Excess Proceeds will be reset at zero.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Offer to Purchase. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such compliance.

Limitation on Transactions with Affiliates

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of related transactions, contract, agreement, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each of the foregoing, an “Affiliate Transaction”) involving aggregate consideration in excess of $2.0 million, unless:

(i) such Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Subsidiary than those that could reasonably have been obtained in a comparable arm’s length transaction by the Company or such Subsidiary with an unaffiliated party; and

(ii) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, the Company delivers to the Trustee a resolution adopted in good faith by the majority of the Board of Directors of the Company approving such Affiliate Transaction and set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (a) above; and

(iii) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $15.0 million, the Company must obtain and deliver to the Trustee a written opinion of a nationally recognized investment banking, accounting or appraisal firm (an “Independent Financial/Advisor”) stating that the transaction is fair to the Company or such Restricted Subsidiary, as the case may be, from a financial point of view.

The foregoing limitation does not limit, and shall not apply to:

(1) Restricted Payments that are permitted by the provisions of the Indenture described above under “—Limitation on Restricted Payments” and Permitted Investments permitted under the Indenture;

(2) the payment of reasonable and customary fees and indemnities to members of the Board of Directors of the Company or a Restricted Subsidiary who are outside directors;

(3) the payment of reasonable and customary compensation and other benefits (including retirement, health, option, deferred compensation and other benefit plans) and indemnities to officers and employees of the Company or any Restricted Subsidiary as determined by the Board of Directors thereof in good faith;

(4) transactions between or among the Company and/or its Restricted Subsidiaries;

(5) the issuance of Capital Interests (other than Redeemable Capital Interests) of the Company otherwise permitted hereunder;

(6) any agreement or arrangement as in effect on the Issue Date (other than the Management Agreement) and any amendment or modification thereto so long as such amendment or modification is not more disadvantageous to the holders of the notes in any material respect;

(7) transactions in which the Company delivers to the Trustee a written opinion from an Independent Financial Advisor to the effect that the transaction is fair, from a financial point of view, to the Company and any relevant Restricted Subsidiaries;

(8) the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Company or any of its Restricted Subsidiaries of obligations under, any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (8) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the holders of the notes in any material respect as determined in good faith by the Board of Directors of the Company;

(9) the Transactions and the payment of all fees and expenses in connection therewith;

(10) any contribution of capital to the Company;

(11) transactions permitted by, and complying with, the provisions of the Indenture described below under “—Consolidation, Merger, Conveyance, Transfer or Lease”;

(12) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case, in the ordinary course of business and consistent with past practice and on terms that are no less favorable to the Company or such Restricted Subsidiary, as the case may be, as determined in good faith by the Company, than those that could be obtained in a comparable arm’s length transaction with a Person that is not an Affiliate of the Company;

(13) the payment to the Permitted Holders and any of their affiliates of annual management, consulting, monitoring and advisory fees pursuant to the Management Agreement in an aggregate amount not to exceed $5.0 million per year and reasonable related expenses; and

(14) transactions effected as part of a Qualified Receivables Transaction.

Notwithstanding the foregoing provisions of this covenant, and for so long as the Ryerson Notes are outstanding, if and to the extent any action by Ryerson or any Ryerson Restricted Subsidiary is not deemed to be an Affiliate Transaction (as defined in the Ryerson Indenture) under the Ryerson Indenture, such action by Ryerson or such Ryerson Restricted Subsidiary, as the case may be, shall not be deemed to be an Affiliate Transaction under the Indenture and, therefore, will not be subject to the provisions of this covenant.

Limitation on Sale and Leaseback Transactions

The Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale and Leaseback Transaction unless:

(i) the consideration received in such Sale and Leaseback Transaction is at least equal to the fair market value of the property sold, as determined by a board resolution of the Board of Directors of the Company or by an Officers’ Certificate,

(ii) prior to and after giving effect to the Attributable Debt in respect of such Sale and Leaseback Transaction, the Company and such Restricted Subsidiary comply with the “Limitation on Incurrence of Debt” covenant contained herein, and

(iii) at or after such time the Company and such Restricted Subsidiary also comply with the “Limitation on Asset Sales” covenant contained herein.

Provision of Financial Information

So long as any notes are outstanding (unless defeased in a legal defeasance), the Company will have its annual financial statements audited, and its interim financial statements reviewed, by a nationally recognized firm of independent accountants and will furnish to the Holders of notes and the Trustee, all quarterly and annual financial statements in the form included in this prospectus prepared in accordance with GAAP that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company was required to file those Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Company’s certified independent accountant; provided, however, that such information and such reports shall not be required to comply with any segment reporting requirements (whether pursuant to GAAP or Regulation S-X) in greater detail than is provided in this prospectus. Any reports on Form 10-Q shall be provided within 45 days after the end of each of the first three fiscal quarters and annual reports on Form 10-K shall be provided within 90 days after the end of each fiscal year. To the extent that the Company does not file such information with the Securities and Exchange Commission (the “Commission”), the Company will distribute such information and such reports (as well as the details regarding the conference call described below) electronically to (a) any Holder of the notes, (b) to any beneficial owner of the notes, who provides its email address to the Company and certifies that it is a beneficial owner of notes, (c) to any prospective investor who provides its email address to the Company and certifies that it is a Qualified Institutional Buyer (as defined in the Securities Act of 1933, as amended (the “Securities Act”)) or (d) any securities analyst who provides their email address to the Company and certifies that they are a securities analyst. Unless the Company is subject to the reporting requirements of the Exchange Act, the Company will also hold a quarterly conference call for the Holders of the notes to discuss such financial information to the extent that (i) Ryerson does not hold a similar quarterly conference call for holders of the Ryerson Notes (the “Ryerson Conference Call”) or (ii) if the Ryerson Conference Call is held, Holders of the notes are not permitted to join the Ryerson Conference Call. The conference call will not be later than five business days from the time that the Company distributes the financial information as set forth above.

If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then, to the extent that any such Unrestricted Subsidiary or group of Unrestricted Subsidiaries would (but for its or their being designated as an Unrestricted Subsidiary or Subsidiaries) constitute a Significant Subsidiary or Subsidiaries, the quarterly and annual financial information required by the preceding paragraph shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

The Company has agreed that, for so long as any of the notes remain outstanding, it will furnish to the Holders of the notes and to any prospective investor that certifies that it is a Qualified Institutional Buyer, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Following the consummation of the Exchange Offer (as defined in the Registration Rights Agreement), whether or not required by the Commission, the Company will file a copy of all of the information and reports that would be required by the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company and the Guarantors, if any, have agreed that, for so long as any notes remain outstanding, they will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

In the event that any parent of the Company becomes a Guarantor or co-obligor of the notes, the Indenture will permit the Company to satisfy its obligations under this covenant with respect to financial information relating to the Company by furnishing financial information relating to such parent; provided that, if required by Regulation S-X under the Securities Act, the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such parent and any of its Subsidiaries other than the Company and its Subsidiaries, on the one hand, and the information relating to the Company, the Subsidiary Guarantors, if any, and the other Subsidiaries of the Company on a standalone basis, on the other hand.

Notwithstanding the foregoing, the Company will be deemed to have furnished such reports referred to above to the Holders if it or any parent of the Company has filed such reports with the Commission via the EDGAR filing system and such reports are publicly available. In addition, such requirements shall be deemed satisfied prior to the commencement of the Exchange Offer or the effectiveness of the Shelf Registration Statement (as defined in the Registration Rights Agreement) by the filing with the Commission of the Exchange Offer Registration Statement (as defined in the Registration Rights Agreement) and/or Shelf Registration Statement in accordance with the provisions of the Registration Rights Agreement, and any amendments thereto, with such financial information that satisfies Regulation S-X of the Securities Act and such registration statement and/or amendments thereto are filed at times that otherwise satisfy the time requirements set forth in the first paragraph of this covenant.

Mandatory Dividend from Ryerson Inc. to the Company and Redemption

The Company will cause Ryerson Inc. to make a dividend, distribution or other payment to the Company on March 31 of each year, commencing on March 31, 2011, in a maximum amount each year equal to the lesser of (x) the maximum amount then permitted to be made as a dividend, distribution or other payment under Section 4.7(a)-(c)(1)-(3) of the Ryerson Indenture and clause (i), (ii) or (iii) of the definition of “Distribution” under the Credit Agreement (each as in effect on the Issue Date) and (y) $25 million (such amount, the “Available Amount”). At such time that the aggregate amount of all Available Amounts dividended, distributed or paid to the Company pursuant to the immediately preceding sentence exceeds $10 million, the Company will use such aggregate amount of all Available Amounts to redeem the notes at a price in cash equal to the Redemption Price applicable to the notes on the date on which notice of such redemption is given as set forth above under the caption “—Optional Redemption,” in each case plus accrued and unpaid interest and Additional Interest, if any, to the date fixed for the closing of such redemption, in accordance with the procedures set forth in the Indenture, unless the Company has given notice of redemption as described under the caption “—Optional Redemption” or “—Redemption and Offer to Purchase upon Certain Equity Issuances”, in each case with respect to all notes then outstanding.

Future Guarantors

The Company will cause each of its Domestic Restricted Subsidiaries that guarantees any Debt of the Company to execute and deliver to the Trustee a supplemental indenture pursuant to which such Subsidiary will guarantee payment of the notes on the terms and conditions set forth in the Indenture.

Each future Guarantee of the notes by a Domestic Restricted Subsidiary is and will be limited to an amount not to exceed the maximum amount that can be guaranteed by that Domestic Restricted Subsidiary without rendering the Guarantee, as it relates to such Domestic Restricted Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Further Assurances

The Company will execute and deliver such additional instruments, certificates or documents and take all such actions as may be reasonably required from time to time in order to:

(1) carry out more effectively the purposes of the Pledge Agreement;

(2) create, grant, perfect and maintain the validity, effectiveness and priority of the Liens created, or intended to be created, by the Pledge Agreement; and

(3) ensure the protection and enforcement of any of the rights granted or intended to be granted to the Trustee under any other instrument executed in connection therewith.

Upon the exercise by the Trustee or any Holder of any power, right, privilege or remedy under the Indenture or the Pledge Agreement which requires any consent, approval, recording, qualification or authorization of any governmental authority, the Company will execute and deliver all applications, certifications, instruments and other documents and papers that may be required from the Company for such governmental consent, approval, recording, qualification or authorization.

Limitation on Creation of Unrestricted Subsidiaries

The Company may designate any Subsidiary of the Company to be an “Unrestricted Subsidiary” as provided below, in which event such Subsidiary and each other Person that is then or thereafter becomes a Subsidiary of such Subsidiary will be deemed to be an Unrestricted Subsidiary.

“Unrestricted Subsidiary” means:

(1) any Subsidiary designated as such by the Board of Directors of the Company as set forth below where (a) neither the Company nor any of its Restricted Subsidiaries (i) provides credit support for, or Guarantee of, any Debt of such Subsidiary or any Subsidiary of such Subsidiary (including any undertaking, agreement or instrument evidencing such Debt, but excluding in the case of a Receivables Subsidiary any Standard Securitization Undertakings) or (ii) is directly or indirectly liable for any Debt of such Subsidiary or any Subsidiary of such Subsidiary (except in the case of a Receivables Subsidiary any Standard Securitization Undertakings), and (b) no default with respect to any Debt of such Subsidiary or any Subsidiary of such Subsidiary (including any right which the holders thereof may have to take enforcement action against such Subsidiary) would permit (upon notice, lapse of time or both) any Holder of any other Debt of the Company and its Restricted Subsidiaries to declare a default on such other Debt or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity (except in the case of a Receivables Subsidiary any Standard Securitization Undertakings); and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Company may designate any Subsidiary to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Interests of, or owns or holds any Lien on any property of, any other Restricted Subsidiary of the Company, provided that either:

(x) the Subsidiary to be so designated has total assets of $1,000 or less; or

(y) immediately after giving effect to such designation, the Company or its Restricted Subsidiaries, as applicable could Incur at least $1.00 of additional Debt (other than Permitted Debt) pursuant to the applicable provision of the first paragraph under the “Limitation on Incurrence of Debt” covenant; and provided further that the Company could make a Restricted Payment in an amount equal to the greater of the Fair Market Value or book value of such Subsidiary pursuant to the “—Limitation on Restricted Payments” covenant and such amount is thereafter treated as a Restricted Payment for the purpose of calculating the amount available for Restricted Payments thereunder.

An Unrestricted Subsidiary may be designated as a Restricted Subsidiary if (i) all the Debt of such Unrestricted Subsidiary could be Incurred under the “—Limitation on Incurrence of Debt” covenant and (ii) all the Liens on the property and assets of such Unrestricted Subsidiary could be incurred pursuant to the “—Limitation on Liens” covenant.

Consolidation, Merger, Conveyance, Transfer or Lease

The Company will not in any transaction or series of transactions, consolidate with or merge into any other Person (other than a merger of a Restricted Subsidiary into the Company in which the Company is the continuing Person or the merger of a Restricted Subsidiary into or with another Restricted Subsidiary or another Person that as a result of such transaction becomes or merges into a Restricted Subsidiary), or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of the assets of the Company and its Restricted Subsidiaries (determined on a consolidated basis), taken as a whole, to any other Person, unless:

(i) either: (a) the Company shall be the continuing Person or (b) the Person (if other than the Company) formed by such consolidation or into which the Company is merged, or the Person that acquires, by sale, assignment, conveyance, transfer, lease or other disposition, all or substantially all of the property and assets of the Company (such Person, the “Surviving Entity”), (1) shall be a corporation, partnership, limited liability company or similar entity organized and validly existing under the laws of the United States, any political subdivision thereof or any state thereof or the District of Columbia, (2) shall expressly assume, by a supplemental indenture, the due and punctual payment of all amounts due in respect of the Accreted Value of (and premium if any) and interest on all the notes and the performance of the covenants and obligations of the Company under the Indenture and (3) shall expressly assume the due and punctual performance of the covenants and obligations of the Company under the Pledge Agreement; provided that at any time the Company or its successor is not a corporation, there shall be a co-issuer of the notes that is a corporation;

(ii) immediately before and immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Debt Incurred or anticipated to be Incurred in connection with or in respect of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing or would result therefrom;

(iii) immediately after giving effect to any such transaction or series of transactions on a pro forma basis (including, without limitation, any Debt Incurred or anticipated to be Incurred in connection with or in respect of such transaction or series of transactions) as if such transaction or series of transactions had occurred on the first day of the determination period, the Company or its Restricted Subsidiaries, as applicable (or the Surviving Entity if the Company is not continuing) could Incur $1.00 of additional Debt (other than Permitted Debt) under the applicable provision of the first paragraph of the “—Limitation on Incurrence of Debt” covenant;

(iv) the Company delivers, or causes to be delivered, to the Trustee, an Officers’ Certificate and an opinion of counsel, each stating that such consolidation, merger, sale, conveyance, assignment, transfer, lease or other disposition complies with the requirements of the Indenture;

(v) the Surviving Entity causes such amendments, supplements or other instruments to be executed, delivered, filed and recorded in such jurisdictions as may be required by applicable law to preserve and protect the Lien of the Pledge Agreement on the Ryerson Stock owned by or transferred to the Surviving Entity, together with such financing statements as may be required to perfect any security interests in the Ryerson Stock which may be perfected by the filing of a financing statement under the Uniform Commercial Code of the relevant states;

(vi) the Ryerson Stock owned by or transferred to the Surviving Entity shall (a) continue to constitute collateral under the Indenture and the Pledge Agreement, (b) be subject to the Lien in favor of the Collateral Agent for the benefit of the Trustee and the Holders of the notes and (c) not be subject to any Lien other than Permitted Collateral Liens; and

(vii) the Ryerson Stock, if owned by the Person which is merged or consolidated with or into the Surviving Entity, shall be treated as after acquired property and the Surviving Entity shall take such action as may be reasonably necessary to cause such property and assets to be made subject to the Lien of the Pledge Agreement in the manner and to the extent required in the Indenture.

The preceding clause (iii) will not prohibit:

(a) a merger between the Company and a Restricted Subsidiary that is a wholly-owned Subsidiary of the Company; or

(b) a merger between the Company and an Affiliate incorporated solely for the purpose of converting the Company into a corporation organized under the laws of the United States or any political subdivision or state thereof;

so long as, in each case, the amount of Debt of the Company and its Restricted Subsidiaries is not increased thereby.

For all purposes of the Indenture and the notes, Subsidiaries of any Surviving Entity will, upon such transaction or series of transactions, become Restricted Subsidiaries or Unrestricted Subsidiaries as provided pursuant to the Indenture and all Debt, and all Liens on property or assets, of the Surviving Entity and its Subsidiaries that was not Debt, or were not Liens on property or assets, of the Company and its Subsidiaries immediately prior to such transaction or series of transactions shall be deemed to have been Incurred upon such transaction or series of transactions.

Upon any transaction or series of transactions that are of the type described in, and are effected in accordance with, conditions described in the immediately preceding paragraphs, the Surviving Entity shall succeed to, and be substituted for, and may exercise every right and power of, the Company, under the Indenture with the same effect as if such Surviving Entity had been named as the Company therein; and when a Surviving Person duly assumes all of the obligations and covenants of the Company pursuant to the Indenture and the notes, except in the case of a lease, the predecessor Person shall be relieved of all such obligations.

Limitation on Business Activities

The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Permitted Business.

Impairment of Security Interests

The Company will not, and will not permit any of its Restricted Subsidiaries to, (i) take or omit to take any action with respect to the Ryerson Stock that could reasonably be expected to have the result of affecting or impairing the security interest in the Ryerson Stock in favor of the Collateral Agent for the benefit of the Trustee and for the benefit of the Holders of the notes or (ii) grant to any Person (other than the Collateral Agent for the benefit of the Trustee and the Holders of the notes and, if any, the Additional Notes) any interest whatsoever in the Ryerson Stock.

Events of Default

Each of the following is an “Event of Default” under the Indenture:

(1) default in the payment in respect of the Accreted Value of (or premium, if any, on) any Note (whether at Stated Maturity or upon repurchase, acceleration, optional redemption, mandatory redemption or otherwise);

(2) default in the payment of any Additional Interest (or interest on such Additional Interest) upon any Note when it becomes due and payable, and continuance of such default for a period of 30 days;

(3) failure to perform or comply with the Indenture provisions described under “Consolidation, Merger, Conveyance, Transfer or Lease”;

(4) default in the performance, or breach, of any covenant or agreement of the Company in the Indenture (other than a covenant or agreement a default in whose performance or whose breach is specifically dealt with in clause (1), (2) or (3) above), and continuance of such default or breach for a period of 30 days after written notice thereof has been given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount at maturity of the outstanding notes;

(5) a default or defaults under any bonds, debentures, notes or other evidences of Debt (including the Ryerson Notes but excluding the notes) by the Company, Ryerson or any Restricted Subsidiary having, individually or in the aggregate, a principal or similar amount outstanding of at least $10.0 million, whether such Debt now exists or shall hereafter be created, which default or defaults shall have resulted in the acceleration of the maturity of such Debt prior to its express maturity or shall constitute a failure to pay at least $10.0 million of such Debt when due and payable after the expiration of any applicable grace period with respect thereto;

(6) the entry against the Company or any Restricted Subsidiary that is a Significant Subsidiary of a final judgment or final judgments for the payment of money in an aggregate amount in excess of $10.0 million, by a court or courts of competent jurisdiction, which judgments remain undischarged, unwaived, unstayed, unbonded or unsatisfied for a period of 60 consecutive days;

(7) certain events in bankruptcy, insolvency or reorganization affecting the Company or any Significant Subsidiary (or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary); or

(8) unless the Ryerson Stock has been released from the Liens in accordance with the provisions of the Indenture, default by the Company in the performance of the Pledge Agreement which adversely affects the enforceability, validity, perfection or priority of the Liens on the Ryerson Stock granted to the Collateral Agent for the benefit of the Trustee and the Holders of the notes, the repudiation or disaffirmation by the Company of its material obligations under the Pledge Agreement or the determination in a judicial proceeding that the Pledge Agreement is unenforceable or invalid against the Company for any reason (which default, repudiation, disaffirmation or determination is not rescinded, stayed, or waived by the Persons having such authority pursuant to the Pledge Agreement) or otherwise cured within 60 days after the Company receives written notice thereof specifying such occurrence from the Trustee or the Holders of at least 66 2/3 % of the outstanding principal amount of the Notes Obligations and demanding that such default be remedied.

If an Event of Default (other than an Event of Default specified in clause (7) above) occurs and is continuing, then and in every such case the Trustee or the Holders of not less than 25% in aggregate principal amount at maturity of the outstanding notes may declare the Accreted Value of the notes and any accrued but unpaid interest and Additional Interest, if any, on the notes to be due and payable immediately by a notice in writing to the Company (and to the Trustee if given by Holders); provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount at maturity of the outstanding notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated Accreted Value of or interest on the notes, have been cured or waived as provided in the Indenture.

In the event of a declaration of acceleration of the notes solely because an Event of Default described in clause (5) above has occurred and is continuing, the declaration of acceleration of the notes shall be automatically rescinded and annulled if the event of default or payment default triggering such Event of Default pursuant to clause (5) shall be remedied or cured by the Company or a Restricted Subsidiary of the Company or waived by the holders of the relevant Debt within 20 business days after the declaration of acceleration with respect thereto and if the rescission and annulment of the acceleration of the notes would not conflict with any judgment or decree of a court of competent jurisdiction obtained by the Trustee for the payment of amounts due on the notes.

If an Event of Default specified in clause (7) above occurs with respect to the Company, the Accreted Value of, premium, if any, and Additional Interest, if any, on the notes then outstanding shall ipso facto become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. For further information as to waiver of defaults, see “—Amendment, Supplement and Waiver.” The Trustee may withhold from Holders notice of any Default (except Default in payment of Accreted Value of, premium, if any, and Additional Interest, if any) if the Trustee determines that withholding notice is in the interests of the Holders to do so.

No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in aggregate principal amount at maturity of the outstanding notes shall have made written request to the Trustee, and provided indemnity reasonably satisfactory to the Trustee, to institute such proceeding as Trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount at maturity of the outstanding notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. Such limitations do not apply, however, to a suit instituted by a Holder of a Note directly (as opposed to through the Trustee) for enforcement of payment of the Accreted Value (and premium, if any) or Additional Interest, if any, on such Note on or after the respective due dates expressed in such Note.

In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes.

The Company will be required to furnish to the Trustee annually a statement as to the performance of certain obligations under the Indenture and as to any default in such performance. The Company also is required to notify the Trustee if it becomes aware of the occurrence of any Default or Event of Default.

Amendment, Supplement and Waiver

Without the consent of any Holders, the Company and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental to the Indenture for any of the following purposes:

(1) to evidence the succession of another Person to the Company and the assumption by any such successor of the covenants of the Company in the Indenture and in the notes;

(2) to add to the covenants of the Company for the benefit of the Holders, or to surrender any right or power herein conferred upon the Company;

(3) to add additional Events of Default;

(4) to provide for uncertificated notes in addition to or in place of the certificated notes;

(5) to evidence and provide for the acceptance of appointment under the Indenture by a successor Trustee;

(6) to provide for or confirm the issuance of Additional Notes in accordance with the terms of the Indenture;

(7) to add a Guarantor or to release a Guarantor in accordance with the Indenture;

(8) to cure any ambiguity, defect, omission, mistake or inconsistency;

(9) to make any other provisions with respect to matters or questions arising under the Indenture, provided that such actions pursuant to this clause shall not adversely affect the interests of the Holders in any material respect, as determined in good faith by the Board of Directors of the Company;

(10) to conform the text of the Indenture or the notes to any provision of this “Description of Notes” to the extent that the Trustee has received an Officers’ Certificate stating that such text constitutes an unintended conflict with the description of the corresponding provision in this “Description of Notes”;

(11) to provide for the release of the Ryerson Stock from the Lien of the Indenture and the Pledge Agreement when permitted or required by the Pledge Agreement or the Indenture; or

(12) to increase the amount payable in respect of the Accreted Value thereof or the rate of interest thereon or any premium payable thereon.

With the consent of the Holders of not less than a majority in aggregate principal amount at maturity of the outstanding notes, the Company and the Trustee may enter into an indenture or indentures supplemental to the Indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or the notes or of modifying in any manner the rights of the Holders of the notes under the Indenture, including the definitions therein; provided, however, that no such supplemental indenture shall, without the consent of the Holder of each outstanding Note affected thereby:

(1) change the Stated Maturity of any Note or of any installment of interest on any Note, or reduce the amount payable in respect of the Accreted Value thereof or the rate of interest thereon or any premium payable thereon, or reduce the amount that would be due and payable on acceleration of the maturity thereof, or change the place of payment where, or the coin or currency in which, any Note or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof, or change the date on which any notes may be subject to redemption or reduce the Redemption Price therefor,

(2) reduce the percentage in aggregate principal amount at maturity of the outstanding notes, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of the Indenture or certain defaults thereunder and their consequences) provided for in the Indenture,

(3) modify the obligations of the Company to make redemptions or Offers to Purchase upon a Change of Control, Qualified Equity Issuances or Available Amount or from the Excess Proceeds of Asset Sales if such modification was done after the occurrence of the applicable event,

(4) subordinate, in right of payment, the notes to any other Debt of the Company,

(5) modify any of the provisions of this paragraph or provisions relating to waiver of defaults or certain covenants, except to increase any such percentage required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding Note affected thereby, or

(6) change the method of calculating Accreted Value except as provided in the Indenture.

In addition, any amendment to, or waiver of, the provisions of the Indenture or the Pledge Agreement that has the effect of releasing the Ryerson Stock from the Liens securing the notes will require the consent of the Holders of 100% in aggregate principal amount of the notes then outstanding.

The Holders of not less than a majority in aggregate principal amount at maturity of the outstanding notes may on behalf of the Holders of all the notes waive any past default under the Indenture and its consequences, except a default:

(1) in any payment in respect of the Accreted Value (or premium, if any) or Additional Interest, if any, on any notes (including any Note which is required to have been purchased pursuant to an Offer to Purchase which has been made by the Company), or

(2) in respect of a covenant or provision hereof which under the Indenture cannot be modified or amended without the consent of the Holder of each outstanding Note affected.

Satisfaction and Discharge of the Indenture; Defeasance

The Company and the Guarantors, if any, may terminate the obligations under the Indenture when:

(1) either: (A) all notes theretofore authenticated and delivered have been delivered to the Trustee for cancellation, or (B) all such notes not theretofore delivered to the Trustee for cancellation (i) have become due and payable or (ii) will become due and payable within one year or are to be called for redemption within one year (a “Discharge”) under irrevocable arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire indebtedness on the notes, not theretofore delivered to the Trustee for cancellation, for Accreted Value of, premium, if any, and interest to the Stated Maturity or date of redemption;

(2) the Company has paid or caused to be paid all other sums then due and payable under the Indenture by the Company;

(3) the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(4) the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be; and

(5) the Company has delivered to the Trustee an Officers’ Certificate and an opinion of counsel reasonably acceptable to the Trustee, each stating that all conditions precedent under the Indenture relating to the Discharge have been complied with.

The Company may elect, at its option, to have its obligations discharged with respect to the outstanding notes (“defeasance”). Such defeasance means that the Company will be deemed to have paid and discharged the entire indebtedness represented by the outstanding notes, except for:

(1) the rights of Holders of such notes to receive payments in respect of the Accreted Value of and any premium and Additional Interest, if any, on such notes when payments are due,

(2) the Company’s obligations with respect to such notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust,

(3) the rights, powers, trusts, duties and immunities of the Trustee,

(4) the Company’s right of optional redemption, and

(5) the defeasance provisions of the Indenture.

In addition, the Company may elect, at its option, to have its obligations released with respect to certain covenants, including, without limitation, their obligation to make Offers to Purchase in connection with Asset Sales and any Change of Control, in the Indenture (“covenant defeasance”) and any omission to comply with such obligation shall not constitute a Default or an Event of Default with respect to the notes. In the event covenant defeasance occurs, certain events (not including non-payment, bankruptcy and insolvency events) described under “Events of Default” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either defeasance or covenant defeasance with respect to outstanding notes:

(1) the Company must irrevocably have deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to the benefits of the Holders of such notes: (A) money in an amount, or (B) U.S. government obligations, which through the scheduled payment of Accreted Value and Additional Interest, if any, in respect thereof in accordance with their terms will provide, not later than the due date of any payment, money in an amount or (C) a combination thereof, in each case sufficient without reinvestment, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee to pay and discharge, the entire indebtedness in respect of the Accreted Value of and premium, if any, and Additional Interest, if any, on such notes at the Stated Maturity thereof or (if the Company has made irrevocable arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name and at the expense of the Company) the redemption date thereof, as the case may be, in accordance with the terms of the Indenture and such notes;

(2) in the case of defeasance, the Company shall have delivered to the Trustee an opinion of counsel stating that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable United States federal income tax law, in either case (A) or (B) to the effect that, and based thereon such opinion shall confirm that, the Holders of such notes will not recognize gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge to be effected with respect to such notes and will be subject to United States federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit, defeasance and discharge were not to occur;

(3) in the case of covenant defeasance, the Company shall have delivered to the Trustee an opinion of counsel to the effect that the Holders of such outstanding notes will not recognize gain or loss for United States federal income tax purposes as a result of the deposit and covenant defeasance to be effected with respect to such notes and will be subject to federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit and covenant defeasance were not to occur;

(4) no Default or Event of Default with respect to the outstanding notes shall have occurred and be continuing at the time of such deposit after giving effect thereto (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien to secure such borrowing);

(5) such defeasance or covenant defeasance shall not cause the Trustee to have a conflicting interest within the meaning of the Trust Indenture Act (assuming all notes are in default within the meaning of such Act);

(6) such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or material instrument (other than the Indenture) to which the Company is a party or by which the Company is bound; and

(7) the Company shall have delivered to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that all conditions precedent with respect to such defeasance or covenant defeasance have been complied with.

In the event of a defeasance or a Discharge, a Holder whose taxable year straddles the deposit of funds and the distribution in redemption to such Holder would be subject to tax on any gain (whether characterized as capital gain or market discount) in the year of deposit rather than in the year of receipt. In connection with a Discharge, in the event the Company becomes insolvent within the applicable preference period after the date of deposit, monies held for the payment of the notes may be part of the bankruptcy estate of the Company, disbursement of such monies may be subject to the automatic stay of the bankruptcy code and monies disbursed to Holders may be subject to disgorgement in favor of the Company’s estate. Similar results may apply upon the insolvency of the Company during the applicable preference period following the deposit of monies in connection with defeasance.

Notwithstanding the foregoing, the opinion of counsel required by clause (2) above with respect to a defeasance need not to be delivered if all notes not therefore delivered to the Trustee for cancellation (x) have become due and payable, or (y) will become due and payable at Stated Maturity within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company.

The Trustee

Wells Fargo Bank, N.A., the Trustee under the Indenture, will be the initial paying agent and registrar for the notes. The Trustee from time to time may extend credit to the Company in the normal course of business. Except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the continuance of an Event of Default that has not been cured or waived, the Trustee will exercise such of the rights and powers vested in it by the Indenture and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

The Indenture and the Trust Indenture Act contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any “conflicting interest” (as defined in the Trust Indenture Act) it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The Holders of a majority in aggregate principal amount at maturity of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by the Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs. Subject to such provisions, the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by the Indenture at the request or direction of any of the Holders pursuant to the Indenture, unless such Holders shall have provided to the Trustee security or indemnity reasonably satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.

No Personal Liability of Stockholders, Partners, Officers or Directors

No director, officer, employee, stockholder, general or limited partner or incorporator, past, present or future, of the Company or any of its Subsidiaries, as such or in such capacity, shall have any personal liability for any obligations of the Company under the notes or the Indenture by reason of his, her or its status as such director, officer, employee, stockholder, general or limited partner or incorporator.

Governing Law

The Indenture, the notes and the Pledge Agreement are governed by, and will be construed in accordance with, the laws of the State of New York.

Registration Rights; Additional Interest

Holders of notes will be required to make certain representations to the Company (as described in the Registration Rights Agreement) in order to participate in the Exchange Offer and will be required to deliver certain information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their notes included in the Shelf Registration Statement and benefit from the provisions regarding Additional Interest set forth in the Registration Rights Agreement. By acquiring notes, a Holder will be deemed to have agreed to indemnify the Company against certain losses arising out of information furnished by such Holder in writing for inclusion in any Shelf Registration Statement. Holders of notes will also be required to suspend their use of the prospectus included in the Shelf Registration Statement under certain circumstances upon receipt of written notice to that effect from the Company.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any capitalized term used herein for which no definition is provided.

“Accreted Value” means, as of any date (the “Specified Date”), the amount provided below for each $1,000 principal amount at maturity of notes:

(1) if the Specified Date occurs on one of the following dates (each, a “Determination Date” and each, other than the Issue Date, November 1, 2010 and May 1, 2012, a “Semi-Annual Accrual Date”), the Accreted Value will equal the amount set forth below for such Determination Date:

Determination Date	Accreted Value
Issue Date	$455.98
August 1, 2010	$489.41
November 1, 2010	$507.15
February 1, 2011	$526.11
August 1, 2011	$566.88
February 1, 2012	$613.65
May 1, 2012	$638.97
August 1, 2012	$665.05
February 1, 2013	$721.57
August 1, 2013	$782.91
February 1, 2014	$849.46
August 1, 2014	$921.66
February 1, 2015	$1,000.00

The foregoing Accreted Values shall be increased, if necessary, to reflect any accretion of Additional Interest or premium payable as described in “—Registration Rights; Additional Interest;”

(2) if the Specified Date occurs between two Determination Dates, the Accreted Value will equal the sum of (A) the Accreted Value for the Determination Date immediately preceding such Specified Date and (B) an amount equal to the product of (x) the Accreted Value for the immediately following Determination Date less the Accreted Value for the immediately preceding Determination Date multiplied by (y) a fraction, the numerator of which is the number of days elapsed from the immediately preceding Determination Date to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is the number of days from and including the immediately preceding Determination Date to and excluding the immediately following Determination Date, using a 360-day year of twelve 30-day months (or, if the Determination Date immediately preceding the Specified Date is the Issue Date, the denominator of which is the number of days from and including the Issue Date to and excluding the next Determination Date); or

(3) subject to the last sentence of clause (1), if the Specified Date occurs after the last Determination Date, the Accreted Value will equal $1,000.

“Acquired Debt” means Debt of a Person (including an Unrestricted Subsidiary) existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with the acquisition of assets from such Person.

“Additional Interest” means all additional interest owing on the notes pursuant to the Registration Rights Agreement.

“Affiliate” of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings that correspond to the foregoing. For purposes of the “Limitation on Transactions with Affiliates” covenant, any Person directly or indirectly owning 10% or more of the outstanding Capital Interests of the Company and any Person who is a Permitted Holder will be deemed an Affiliate.

“Asset Acquisition” means:

(a) an Investment by the Company or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary, or shall be merged with or into the Company or any Restricted Subsidiary; or

(b) the acquisition by the Company or any Restricted Subsidiary of the assets of any Person which constitute all or substantially all of the assets of such Person, any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business and consistent with past practices.

“Asset Sale” means any transfer, conveyance, sale, lease or other disposition (including, without limitation, dispositions pursuant to any consolidation or merger) by the Company or any of its Restricted Subsidiaries to any Person (other than to the Company or one or more of its Restricted Subsidiaries) in any single transaction or series of transactions of:

(i) Capital Interests in another Person (other than directors’ qualifying shares or shares or interests required to be held by foreign nationals pursuant to local law);

(ii) any other property or assets (other than in the normal course of business, including any sale or other disposition of obsolete or permanently retired equipment);

provided, however, that the term “Asset Sale” shall exclude:

(a) any asset disposition permitted by the provisions described under “Consolidation, Merger, Conveyance, Transfer or Lease” that constitutes a disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole;

(b) any transfer, conveyance, sale, lease or other disposition of property or assets, the gross proceeds of which (exclusive of indemnities) do not exceed in any one or related series of transactions $3.0 million;

(c) sales or other dispositions of cash or Eligible Cash Equivalents;

(d) sales of interests in Unrestricted Subsidiaries;

(e) the sale and leaseback of any assets within 90 days of the acquisition thereof;

(f) the disposition of assets that, in the good faith judgment of the Board of Directors of the Company, are no longer used or useful in the business of such entity;

(g) a Restricted Payment or Permitted Investment that is otherwise permitted by the Indenture;

(h) any trade-in of equipment in exchange for other equipment; provided that in the good faith judgment of the Company, the Company or such Restricted Subsidiary receives equipment having a fair market value equal to or greater than the equipment being traded in;

(i) the creation of a Lien (but not the sale or other disposition of the property subject to such Lien);

(j) leases or subleases in the ordinary course of business to third persons not interfering in any material respect with the business of the Company or any of its Restricted Subsidiaries and otherwise in accordance with the provisions of the Indenture;

(k) any disposition by a Subsidiary to the Company or by the Company or a Subsidiary to a Subsidiary;

(1) [Reserved];

(m) dispositions of accounts receivable in connection with the collection or compromise thereof in the ordinary course of business and consistent with past practice;

(n) licensing of intellectual property in accordance with industry practice in the ordinary course of business;

(o) any transfer of accounts receivable, or a fractional undivided interest therein, by a Receivable Subsidiary in a Qualified Receivables Transaction; or

(p) sales of accounts receivable to a Receivable Subsidiary pursuant to a Qualified Receivables Transaction for the Fair Market Value thereof; including cash in an amount at least equal to 75% of the Fair Market Value thereof (for the purposes of this clause (p), Purchase Money Notes will be deemed to be cash).

For purposes of this definition, any series of related transactions that, if effected as a single transaction, would constitute an Asset Sale, shall be deemed to be a single Asset Sale effected when the last such transaction which is a part thereof is effected.

“Attributable Debt” under the Indenture in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been or may be extended).

“Average Life” means, as of any date of determination, with respect to any Debt, the quotient obtained by dividing (i) the sum of the products of (x) the number of years from the date of determination to the dates of each successive scheduled principal payment (including any sinking fund or mandatory redemption payment requirements) of such Debt multiplied by (y) the amount of such principal payment by (ii) the sum of all such principal payments.

“Board of Directors” means (i) with respect to the Company or any Restricted Subsidiary, its board of directors or any duly authorized committee thereof, (ii) with respect to a corporation, the board of directors of such corporation or any duly authorized committee thereof; and (iii) with respect to any other entity, the board of directors or similar body of the general partner or managers of such entity or any duly authorized committee thereof.

“Canadian Subsidiary” means any Restricted Subsidiary that is formed or otherwise incorporated or organized in Canada or any state or province thereof.

“Capital Interests” in any Person means any and all shares, interests (including Preferred Interests), participations or other equivalents in the equity interest (however designated) in such Person and any rights (other than Debt securities convertible into an equity interest), warrants or options to acquire an equity interest in such Person.

“Capital Lease Obligations” means any obligation under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP; and the amount of Debt represented by such obligation shall be the capitalized amount of such obligations determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. For purposes of “—Certain Covenants—Limitation on Liens,” a Capital Lease Obligation shall be deemed secured by a Lien on the Property being leased.

“Cash Equivalents” means

(1)	marketable direct obligations issued by, or unconditionally guaranteed by, the United States government or issued by any agency or instrumentality thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;

(2)	marketable direct obligations issued by any state of the United States of America or by the District of Columbia maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Moody’s or Standard & Poor’s;

(3)	commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from Standard & Poor’s or a rating of at least P-1 from Moody’s;

(4)	investments in time deposit accounts, term deposit accounts, money market deposit accounts, certificates of deposit or bankers’ acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia having at the date of acquisition thereof combined capital and surplus of not less than $500.0 million;

(5)	repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with any bank meeting the qualifications specified in clause (4) above; and

(6)	investments in money market funds which invest substantially all their assets in securities of the types described in any of clauses (1) through (5) above.

“Cash	Interest” has the meaning set forth in “—General.”

“Change	of Control” means the occurrence of any of the following events:

(a) the Company becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the ultimate “beneficial owner” (as such term is used in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (a) such person or group shall be deemed to have “beneficial ownership” of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the Voting Interests in the Company; or

(b) after the consummation of an initial public offering, during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by the Board of Directors or whose nomination for election by the equityholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Company’s Board of Directors then in office; or

(c) the Company sells, conveys, transfers or leases (either in one transaction or a series of related transactions) all or substantially all of its assets to, or merges or consolidates with, a Person other than (x) a Restricted Subsidiary of the Company or (y) a Successor Entity in which a majority or more of the voting power of the Voting Interests is held by the Permitted Holders; or

(d) the Company ceases to beneficially own (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), directly or indirectly, 100% of the issued and outstanding Capital Interests of Ryerson (except to the extent Ryerson is merged with or into the Company in accordance with the terms of the Indenture).

“Change of Control Redemption” shall have the meaning set forth in “—Redemption upon Specified Changes of Control.”

“Code” means the Internal Revenue Code of 1986, as amended from time to time and the regulations promulgated thereunder.

“Collateral Agent” means Wells Fargo Bank, N.A. or other financial institution or entity that, in the determination of the Company is acceptable and may include, without limitation, an entity affiliated with the initial purchasers, any lenders or an entity affiliated with the lenders under the Credit Agreement or an affiliate thereof.

“Common Interests” of any Person means Capital Interests in such Person that do not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to Capital Interests of any other class in such Person.

“Company” means Ryerson Holding Corporation and any successor thereto.

“Consolidated Cash Flow Available for Fixed Charges” means, with respect to any Person for any period:

(i) the sum of, without duplication, the amounts for such period, taken as a single accounting period, of:

(a) Consolidated Net Income;

(b) Consolidated Non-cash Charges;

(c) Consolidated Interest Expense to the extent the same was deducted in computing Consolidated Net Income;

(d) Consolidated Income Tax Expense (other than income tax expense (either positive or negative) attributable to extraordinary gains or losses);

(e) facility closure and severance costs and charges;

(f) impairment charges, including the write-down of Investments;

(g) restructuring expenses and charges;

(h) acquisition integration expenses and charges;

(i) systems implementation expenses related to SAP Platform;

(j) any expenses or charges related to any equity offering, Permitted Investment, recapitalization or Debt permitted to be Incurred by the Indenture (whether or not successful) or related to this offering of the notes or the issuance of the Ryerson Notes; and

(k) the Historical Costs and Expenses; and

(ii) less non-cash items increasing Consolidated Net Income for such period, other than (a) the accrual of revenue consistent with past practice, and (b) reversals of prior accruals or reserves for cash items previously excluded in the calculation of Consolidated Non-cash Charges.

“Consolidated Fixed Charge Coverage Ratio” means, with respect to any Person, the ratio of the aggregate amount of Consolidated Cash Flow Available for Fixed Charges of such Person for the four full fiscal quarters, treated as one period, for which financial information in respect thereof is available immediately preceding the date of the transaction (the “Transaction Date”) giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (such four full fiscal quarter period being referred to herein as the “Four Quarter Period”) to the aggregate amount of Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, “Consolidated Cash Flow Available for Fixed Charges” and “Consolidated Fixed Charges” shall be calculated after giving effect (i) to the cost of any compensation, remuneration or other benefit paid or provided to any employee, consultant, Affiliate, equity owner of the entity involved in any such Asset Acquisition to the extent such costs are eliminated or reduced (or public announcement has been made of the intent to eliminate or reduce such costs) prior to the date of such calculation and not replaced; and (ii) on a pro forma basis for the period of such calculation, to any Asset Sales or other dispositions or Asset Acquisitions, investments, mergers, consolidations and discontinued

operations (as determined in accordance with GAAP) occurring during the Four-Quarter Period or any time subsequent to the last day of the Four-Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or other disposition or Asset Acquisition (including the incurrence or assumption of any such Acquired Debt), investment, merger, consolidation or disposed operation occurred on the first day of the Four-Quarter Period. For purposes of this definition, pro forma calculations shall be made in accordance with Article 11 of Regulation S-X promulgated under the Securities Act, except that such pro forma calculations may also include operating expense reductions for such period resulting from the Asset Sale or other disposition or Asset Acquisition, investment, merger, consolidation or discontinued operation (as determined in accordance with GAAP) for which pro forma effect is being given that (A) have been realized or (B) for which steps have been taken or are reasonably expected to be taken within six months of the date of such transaction and are supportable and quantifiable and, in each case, including, but not limited to, (a) reduction in personnel expenses, (b) reduction of costs related to administrative functions, (c) reduction of costs related to leased or owned properties and (d) reductions from the consolidation of operations and streamlining of corporate overhead, provided that, in either case, such adjustments are set forth in an Officers’ Certificate signed by the Company’s chief financial or similar officer that states (i) the amount of such adjustment or adjustments and (ii) that such adjustment or adjustments are based on the reasonable good faith belief of the Officers executing such Officers’ Certificate at the time of such execution.

Furthermore, in calculating “Consolidated Fixed Charges” for purposes of determining the denominator (but not the numerator) of this “Consolidated Fixed Charge Coverage Ratio”:

(i) interest on outstanding Debt determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Debt in effect on the Transaction Date; and

(ii) if interest on any Debt actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four Quarter Period.

If such Person or any of its Restricted Subsidiaries directly or indirectly Guarantees Debt of a third Person, the above clause shall give effect to the incurrence of such Guaranteed Debt as if such Person or such Subsidiary had directly incurred or otherwise assumed such Guaranteed Debt.

“Consolidated Fixed Charges” means, with respect to any Person for any period, the sum of, without duplication, the amounts for such period of:

(i) Consolidated Interest Expense; and

(ii) the product of (a) all dividends and other distributions paid or accrued during such period in respect of Redeemable Capital Interests of such Person and its Restricted Subsidiaries, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP.

“Consolidated Income Tax Expense” means, with respect to any Person for any period, (x) if such Person is not a corporation, the Permitted Tax Payments of such Person for such period or (y) if such Person is a corporation, the provision for federal, state, local and foreign income taxes of such Person and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(i) the interest expense of such Person and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, including, without limitation:

(a) any amortization of debt discount and the payment of non-cash interest relating to the notes;

(b) the net cost under Interest Rate Protection Obligations (including any amortization of discounts);

(c) the interest portion of any deferred payment obligation;

(d) all commissions, discounts and other fees and charges owed with respect to letters of credit, bankers’ acceptance financing or similar activities; and

(e) all accrued interest;

(ii) the interest component of Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period determined on a consolidated basis in accordance with GAAP;

(iii) all capitalized interest of such Person and its Restricted Subsidiaries for such period; and

(iv) less interest income of such Person and its Restricted Subsidiaries for such period;

provided, however, that Consolidated Interest Expense will exclude (I) the amortization or write-off of debt issuance costs and deferred financing fees, commissions, fees and expenses and (II) any expensing of interim loan commitment and other financing fees.

“Consolidated Net Income” means, with respect to any Person, for any period, the consolidated net income (or loss) of such Person and its Restricted Subsidiaries for such period as determined in accordance with GAAP, adjusted, to the extent included in calculating such net income, by:

(A) excluding, without duplication:

(i) all extraordinary gains or losses (net of fees and expense relating to the transaction giving rise thereto), income, expenses or charges;

(ii) the portion of net income of such Person and its Restricted Subsidiaries allocable to minority interest in unconsolidated Persons or Investments in Unrestricted Subsidiaries to the extent that cash dividends or distributions have not actually been received by such Person or one of its Restricted Subsidiaries;

(iii) gains or losses in respect of any Asset Sales by such Person or one of its Restricted Subsidiaries (net of fees and expenses relating to the transaction giving rise thereto), on an after-tax basis;

(iv) the net income (loss) from any disposed or discontinued operations or any net gains or losses on disposed or discontinued operations, on an after-tax basis;

(v) solely for purposes of determining the amount available for Restricted Payments under clause (c) of the first paragraph of “Certain Covenants—Limitation on Restricted Payments,” the net income of any Restricted Subsidiary (other than a Guarantor under the Ryerson Indenture) of the specified Person to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is not at the time permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulations applicable to that Restricted Subsidiary or its stockholders;

(vi) any gain or loss realized as a result of the cumulative effect of a change in accounting principles;

(vii) any fees and expenses paid in connection with the issuance of the notes;

(viii) non-cash compensation expense incurred with any issuance of equity interests to an employee of such Person or any Restricted Subsidiary;

(ix) any net after-tax gains or losses attributable to the early extinguishment of Debt;

(x) any non-cash impairment charges or asset write-off or write-down resulting from the application of Statement of Financial Accounting Standards No. 142 or Statement of Financial Accounting Standards No. 144, and the amortization of intangibles arising pursuant to Statement of Financial Accounting Standards No. 141;

(xi) non-cash gains, losses, income and expenses resulting from fair value accounting required by Statement of Financial Accounting Standards No. 133; and

(xii) solely for the purpose of determining the amount available for Restricted Payments under clause (c)(1) of the first paragraph of “—Certain Covenants—Limitation on Restricted Payments,” the payment of non-cash interest relating to the notes shall be excluded; and

(B) including, without duplication, dividends from joint ventures actually received in cash by the Company.

“Consolidated Non-cash Charges” means, with respect to any Person for any period, the aggregate depreciation, amortization (including amortization of goodwill and other intangibles) and other non-cash expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charges constituting an extraordinary item or loss and excluding any such charges constituting an extraordinary item or loss or any charge which requires an accrual of or a reserve for cash charges for any future period).

“Consolidated Total Debt” means, as of any date of determination, an amount equal to the aggregate principal amount of all outstanding Debt of the Company and its Restricted Subsidiaries (excluding Hedging Obligations and any undrawn letters of credit issued in the ordinary course of business).

“Consolidated Total Debt Ratio” means, as of any date of determination, the ratio of (a) the Consolidated Total Debt of the Company and its Restricted Subsidiaries on the date of determination to (b) the aggregate amount of Consolidated Cash Flow Available for Fixed Charges for the then most recent Four Quarter Period, in each case with such pro forma adjustments to Consolidated Total Debt and Consolidated Cash Flow Available for Fixed Charges as are consistent with the pro forma adjustment provisions set forth in the definition of Consolidated Fixed Charge Coverage Ratio.

“Credit Agreement” means any credit agreement, including Ryerson’s Credit Agreement, dated as of October 19, 2007, among Ryerson, Ryerson Canada, Inc. and the other co-borrowers and guarantors named therein and Bank of America, N.A., as administrative agent and the other agents and lenders named therein, together with all related notes, letters of credit, collateral documents, guarantees, and any other related agreements and instruments executed and delivered in connection therewith, in each case as amended, modified, supplemented, restated, refinanced, refunded or replaced in whole or in part from time to time including by or pursuant to one or more agreements or instruments that extend the maturity of any Debt thereunder, or increase the amount of available borrowings thereunder (provided that such increase in borrowings is permitted under clause (i) or (xv) of the definition of the term “Permitted Debt”), or add Subsidiaries of Ryerson as additional borrowers or guarantors thereunder, in each case with respect to any such agreement or any successor or replacement agreement and whether by the same or any other agent, lender, group of lenders, purchasers or debt holders.

“Currency Hedge Obligations” means the obligations of a Person Incurred pursuant to any foreign currency exchange agreement, option or futures contract or other similar agreement or arrangement designed to protect against or manage such Person’s exposure to fluctuations in foreign currency exchange rates on Debt permitted under the Indenture.

“Debt” means at any time (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person, or non-recourse, the following: (i) all indebtedness of such Person for money borrowed or for the deferred purchase price of property, excluding any trade payables or other current liabilities incurred in the normal course of business; (ii) all obligations of such Person evidenced by bonds, debentures, notes, or other similar instruments; (iii) all obligations of such Person with respect to letters of credit (other than letters of credit that are secured by cash or Eligible Cash Equivalents), bankers’ acceptances or similar facilities issued for the account of such Person; (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property or assets acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property or assets); (v) all Capital Lease Obligations of such Person; (vi) the maximum fixed redemption or repurchase price of Redeemable Capital Interests in such Person at the time of determination; (vii) any Swap Contracts and Currency Hedge Obligations of such Person at the time of determination; (viii) Attributable Debt with respect to any Sale and Leaseback Transaction to which such Person is a party; and (ix) all obligations of the types referred to in clauses (i) through (viii) of this definition of another Person and all dividends and other distributions of another Person, the payment of which, in either case, (A) such Person has Guaranteed or (B) is secured by (or the holder of such Debt or the recipient of such dividends or other distributions has an existing right, whether contingent or otherwise, to be secured by) any Lien upon the property or other assets of such Person, even though such Person has not assumed or become liable for the payment of such Debt, dividends or other distributions. For purposes of the foregoing: (a) the maximum fixed repurchase price of any Redeemable Capital Interests that do not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Capital Interests as if such Redeemable Capital Interests were repurchased on any date on which Debt shall be required to be determined pursuant to the Indenture; provided, however, that, if such Redeemable Capital Interests are not then permitted to be repurchased, the repurchase price shall be the book value of such Redeemable Capital Interests; (b) the amount outstanding at any time of any Debt issued with original issue discount is the principal amount of such Debt less the remaining unamortized portion of the original issue discount of such Debt at such time as determined in conformity with GAAP, but such Debt shall be deemed Incurred only as of the date of original issuance thereof; (c) the amount of any Debt described in clause (ix)(A) above shall be the maximum liability under any such Guarantee; (d) the amount of any Debt described in clause (ix)(B) above shall be the lesser of (I) the maximum amount of the obligations so secured and (II) the Fair Market Value of such property or other assets; and (e) interest, fees, premium, and expenses and additional payments, if any, will not constitute Debt.

Notwithstanding the foregoing, in connection with the purchase by the Company or any Restricted Subsidiary of any business, the term “Debt” will exclude (x) customary indemnification obligations and (y) post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment is otherwise contingent; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 60 days thereafter.

The amount of Debt of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligations, of any contingent obligations at such date; provided, however, that in the case of Debt sold at a discount, the amount of such Debt at any time will be the accreted value thereof at such time.

“Default” means any event that is, or after notice or passage of time, or both, would be, an Event of Default.

“Disinterested Director” means, with respect to any proposed transaction between (i) the Company or a Restricted Subsidiary, as applicable, and (ii) an Affiliate thereof (other than the Company or a Restricted Subsidiary), a member of the Board of Directors of the Company or such Restricted Subsidiary, as applicable, who would not be a party to, or have a financial interest in, such transaction and is not an officer, director or employee of, and does not have a financial interest in, such Affiliate. For purposes of this definition, no person would be deemed not to be a Disinterested Director solely because such person holds Capital Interests in the Company or is an employee of the Company.

“Domestic Restricted Subsidiary” means any Restricted Subsidiary that is formed or otherwise incorporated in the United States or a State thereof or the District of Columbia or that Guarantees or otherwise provides direct credit support for any Debt of the Company.

“Eligible Bank” means a bank or trust company that (i) is organized and existing under the laws of the United States of America or Canada, or any state, territory, province or possession thereof, (ii) as of the time of the making or acquisition of an Investment in such bank or trust company, has combined capital and surplus in excess of $500.0 million and (iii) the senior Debt of which is rated at least “A-2” by Moody’s or at least “A” by Standard & Poor’s.

“Eligible Cash Equivalents” means any of the following Investments: (i) securities issued or directly and fully guaranteed or insured by the United States or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) maturing not more than one year after the date of acquisition; (ii) time deposits in and certificates of deposit of any Eligible Bank, provided that such Investments have a maturity date not more than two years after date of acquisition and that the Average Life of all such Investments is one year or less from the respective dates of acquisition; (iii) repurchase obligations with a term of not more than 180 days for underlying securities of the types described in clause (i) above entered into with any Eligible Bank; (iv) direct obligations issued by any state of the United States or any political subdivision or public instrumentality thereof, provided that such Investments mature, or are subject to tender at the option of the holder thereof, within 365 days after the date of acquisition and, at the time of acquisition, have a rating of at least A from Standard & Poor’s or A-2 from Moody’s (or an equivalent rating by any other nationally recognized rating agency); (v) commercial paper of any Person other than an Affiliate of the Company, provided that such Investments have one of the two highest ratings obtainable from either Standard & Poor’s or Moody’s and mature within 180 days after the date of acquisition; (vi) overnight and demand deposits in and bankers’ acceptances of any Eligible Bank and demand deposits in any bank or trust company to the extent insured by the Federal Deposit Insurance Corporation against the Bank Insurance Fund; (vii) money market funds substantially all of the assets of which comprise Investments of the types described in clauses (i) through (vi); and (viii) instruments equivalent to those referred to in clauses (i) through (vi) above or funds equivalent to those referred to in clause (vii) above denominated in Euros or any other foreign currency comparable in credit quality and tender to those referred to in such clauses and customarily used by corporations for cash management purposes in jurisdictions outside the United States to the extent reasonably required in connection with any business conducted by any Restricted Subsidiary organized in such jurisdiction, all as determined in good faith by the Company.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Contribution” means net cash proceeds received by the Company and its Restricted Subsidiaries from:

(1) contributions to its common equity capital (or equivalent); and

(2) the sale (other than to a Subsidiary or pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Company or any Subsidiary) of Capital Interests (other than Redeemable Capital Interests or Designated Preferred Stock) of the Company,

in each case, designated as Excluded Contributions pursuant to an Officers’ Certificate on the date such capital contribution is made or such Capital Interests are sold, as the case may be, which amounts shall be excluded from the calculation set forth in clause (c) of the first paragraph of the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

“Expiration Date” has the meaning set forth in the definition of “Offer to Purchase.”

“Fair Market Value” means, with respect to the consideration received or paid in any transaction or series of transactions, the fair market value thereof as determined in good faith by the Board of Directors. In the case of a transaction between the Company or a Restricted Subsidiary, on the one hand, and a Receivable Subsidiary, on the other hand, if the Board of Directors determines in its sole discretion that such determination is appropriate, a determination as to Fair Market Value may be made at the commencement of the transaction and be applicable to all dealings between the Receivable Subsidiary and the Company or such Restricted Subsidiary during the course of such transaction.

“Four Quarter Period” has the meaning set forth in the definition of Consolidated Fixed Charge Coverage Ratio.

“GAAP” means generally accepted accounting principles in the United States, consistently applied, as set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Issue Date.

“Guarantee” means, as applied to any Debt of another Person, (i) a guarantee (other than by endorsement of negotiable instruments for collection in the normal course of business), direct or indirect, in any manner, of any part or all of such Debt, (ii) any direct or indirect obligation, contingent or otherwise, of a Person guaranteeing or having the effect of guaranteeing the Debt of any other Person in any manner and (iii) an agreement of a Person, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of non-performance) of all or any part of such Debt of another Person (and “Guaranteed” and “Guaranteeing” shall have meanings that correspond to the foregoing).

“Guarantor” means any Person that executes a Note Guarantee in accordance with the provisions of the Indenture and their respective successors and assigns.

“Hedging Obligations” of any Person means the obligations of such person pursuant to any interest rate agreement, currency agreement or commodity agreement.

“Historical Costs and Expenses” means public company costs, merger and proxy related expenses, workers compensation reserve adjustments, legal settlements and historical costs associated with closed facilities to the extent incurred prior to the Issue Date and, in each case, on a basis consistent with the calculation of pro forma Adjusted EBITDA as set forth in this prospectus.

“Holder” means a Person in whose name a Note is registered in the security register.

“Incur” means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, Guarantee or otherwise become liable in respect of such Debt or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Debt or other obligation on the balance sheet of such Person; provided, however, that a change in GAAP that results in an obligation of such Person that exists at such time becoming Debt shall not be deemed an Incurrence of such Debt. Debt otherwise Incurred by a Person before it becomes a Subsidiary of the Company shall be deemed to be Incurred at the time at which such Person becomes a Subsidiary of the Company. “Incurrence,” “Incurred,”

“Incurrable” and “Incurring” shall have meanings that correspond to the foregoing. A Guarantee by the Company or a Restricted Subsidiary of Debt Incurred by the Company or a Restricted Subsidiary, as applicable, shall not be a separate Incurrence of Debt. In addition, the following shall not be deemed a separate Incurrence of Debt:

(1) amortization of debt discount or accretion of principal with respect to a non-interest bearing or other discount security;

(2) the payment of regularly scheduled interest in the form of additional Debt of the same instrument or the payment of regularly scheduled dividends on Capital Interests in the form of additional Capital Interests of the same class and with the same terms;

(3) the obligation to pay a premium in respect of Debt arising in connection with the issuance of a notice of redemption or making of a mandatory offer to purchase such Debt; and

(4) unrealized losses or charges in respect of Hedging Obligations.

“Initial Purchasers” means Banc of America Securities LLC and such other initial purchasers party to the purchase agreement entered into in connection with the offer and sale of the original notes on the Issue Date and any similar purchase agreement in connection with any Additional Notes.

“Interest Rate Protection Agreements” means, with respect to any Person, any arrangement with any other Person whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include without limitation, interest rate swaps, caps, floors, collars and similar agreements.

“Interest Rate Protection Obligations” means the obligations of any Person pursuant to any Interest Rate Protection Agreements.

“Investment” by any Person means any direct or indirect loan, advance (or other extension of credit) or capital contribution to (by means of any transfer of cash or other property or assets to another Person or any other payments for property or services for the account or use of another Person) another Person, including, without limitation, the following: (i) the purchase or acquisition of any Capital Interest or other evidence of beneficial ownership in another Person; (ii) the purchase, acquisition or Guarantee of the Debt of another Person or the issuance of a “keep-well” with respect thereto; and (iii) the purchase or acquisition of the business or assets of another Person but shall exclude: (a) accounts receivable and other extensions of trade credit on commercially reasonable terms in accordance with normal trade practices; (b) the acquisition of property and assets from suppliers and other vendors in the normal course of business; and (c) prepaid expenses and workers’ compensation, utility, lease and similar deposits, in the normal course of business.

“Issue Date” means January 29, 2010, the date on which the initial $483 million in aggregate principal amount at maturity of the notes were originally issued under the Indenture.

“Lien” means, with respect to any property or other asset, any mortgage, deed of trust, deed to secure debt, pledge, hypothecation, assignment, deposit arrangement, security interest, lien (statutory or otherwise), charge, easement, encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or other asset (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

“Management Agreement” means the corporate advisory services agreement by and among the Company and the Permitted Holders as in effect on the Issue Date.

“Net Cash Proceeds” means, with respect to Asset Sales of any Person, cash and Eligible Cash Equivalents received, net of: (i) all reasonable out-of-pocket costs and expenses of such Person incurred in connection with such a sale, including, without limitation, all legal, accounting, title and recording tax expenses, commissions and other fees and expenses incurred and all federal, state, foreign and local taxes arising in connection with such an Asset Sale that are paid or required to be accrued as a liability under GAAP by such Person; (ii) all payments made by such Person on any Debt that is secured by such properties or other assets in accordance with the terms of any Lien upon or with respect to such properties or other assets or that must, by the terms of such Lien or such Debt, or in order to obtain a necessary consent to such transaction or by applicable law, be repaid to any other Person (other than the Company or a Restricted Subsidiary thereof) in connection with such Asset Sale; and (iii) all contractually required distributions and other payments made to minority interest holders in Restricted Subsidiaries of such Person as a result of such transaction; provided, however, that: (a) in the event that any consideration for an Asset Sale (which would otherwise constitute Net Cash Proceeds) is required by (I) contract to be held in escrow pending determination of whether a purchase price adjustment will be made or (II) GAAP to be reserved against other liabilities in connection with such Asset Sale, such consideration (or any portion thereof) shall become Net Cash Proceeds only at such time as it is released to such Person from escrow or otherwise; and (b) any non-cash consideration received in connection with any transaction, which is subsequently converted to cash, shall become Net Cash Proceeds only at such time as it is so converted.

“Non-Recourse Receivable Subsidiary Indebtedness” has the meaning set forth in the definition of “Receivable Subsidiary.”

“Note Obligations” means the Debt Incurred and Obligations under the Senior Note Documents.

“Obligations” means any principal, premium, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and banker’s acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Debt.

“Offer” has the meaning set forth in the definition of “Offer to Purchase.”

“Offer to Purchase” means a written offer (the “Offer”) sent by the Company by first class mail, postage prepaid, to each Holder at his address appearing in the security register on the date of the Offer, offering to purchase up to the aggregate principal amount of notes set forth in such Offer at the purchase price set forth in such Offer (as determined pursuant to the Indenture). Unless otherwise required by applicable law, the offer shall specify an expiration date (the “Expiration Date”) of the Offer to Purchase which shall be, subject to any contrary requirements of applicable law, not less than 45 days or more than 75 days after the date of mailing of such Offer and a settlement date (the “Purchase Date”) for purchase of notes within five business days after the Expiration Date. The Company shall notify the Trustee at least 15 days (or such shorter period as is acceptable to the Trustee) prior to the mailing of the Offer of the Company’s obligation to make an Offer to Purchase, and the Offer shall be mailed by the Company or, at the Company’s request, by the Trustee in the name and at the expense of the Company. The Offer shall contain all instructions and materials necessary to enable such Holders to tender notes pursuant to the Offer to Purchase. The Offer shall also state:

(1) the Section of the Indenture pursuant to which the Offer to Purchase is being made;

(2) the Expiration Date and the Purchase Date;

(3) the aggregate principal amount of the outstanding notes offered to be purchased pursuant to the Offer to Purchase (including, if less than 100%, the manner by which such amount has been determined pursuant to Indenture covenants requiring the Offer to Purchase) (the “Purchase Amount”);

(4) the purchase price to be paid by the Company for each $2,000 principal amount at maturity of notes (and integral multiples of $1.00 in excess thereof (rounded up to the nearest whole dollar)) accepted for payment (as specified pursuant to the Indenture) (the “Purchase Price”);

(5) that the Holder may tender all or any portion of the notes registered in the name of such Holder and that any portion of a Note tendered must be tendered in a minimum amount of $2,000 principal amount at maturity (and integral multiples of $1.00 in excess thereof (rounded up to the nearest whole dollar));

(6) the place or places where notes are to be surrendered for tender pursuant to the Offer to Purchase, if applicable;

(7) that, unless the Company defaults in making such purchase, any Note accepted for purchase pursuant to the Offer to Purchase will cease to accrue interest on and after the Purchase Date, but that any Note not tendered or tendered but not purchased by the Company pursuant to the Offer to Purchase will continue to accrue interest at the same rate;

(8) that, on the Purchase Date, the Purchase Price will become due and payable upon each Note accepted for payment pursuant to the Offer to Purchase;

(9) that each Holder electing to tender a Note pursuant to the Offer to Purchase will be required to surrender such Note or cause such Note to be surrendered at the place or places set forth in the Offer prior to the close of business on the Expiration Date (such Note being, if the Company or the Trustee so requires, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing);

(10) that Holders will be entitled to withdraw all or any portion of notes tendered if the Company (or its paying agent) receives, not later than the close of business on the Expiration Date, a facsimile transmission or letter setting forth the name of the Holder, the aggregate principal amount of the notes the Holder tendered, the certificate number of the Note the Holder tendered and a statement that such Holder is withdrawing all or a portion of his tender;

(11) that (a) if notes having an aggregate principal amount less than or equal to the Purchase Amount are duly tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase all such notes and (b) if notes having an aggregate principal amount in excess of the Purchase Amount are tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase notes having an aggregate principal amount equal to the Purchase Amount on a pro rata basis (with such adjustments as may be deemed appropriate so that only notes in denominations of $2,000 principal amount at maturity or integral multiples of $1.00 in excess thereof shall be purchased (rounded up to the nearest whole dollar)); and

(12) if applicable, that, in the case of any Holder whose Note is purchased only in part, the Company shall execute, and the Trustee shall authenticate and deliver to the Holder of such Note without service charge, a new Note or notes, of any authorized denomination as requested by such Holder, in the aggregate principal amount equal to and in exchange for the unpurchased portion of the aggregate principal amount of the notes so tendered.

“Officers’ Certificate” means a certificate signed by two officers of the Company, one of whom must be the principal executive officer, the principal financial officer or the principal accounting officer of the Company.

“Operating Company Debt” means the Ryerson Notes and any capital markets debt that is incurred to refinance the Ryerson Notes containing a debt covenant substantially similar to the Ryerson Notes as in existence on the Issue Date.

“Permitted Business” means any business similar in nature to any business conducted by the Company and the Restricted Subsidiaries on the Issue Date and any business reasonably ancillary, incidental, complementary or related to, or a reasonable extension, development or expansion of, the business conducted by the Company and the Restricted Subsidiaries on the Issue Date, in each case, as determined in good faith by the Board of Directors of the Company.

“Permitted Collateral Liens” means Liens securing (i) the notes outstanding on the Issue Date and (ii) any Additional Notes permitted to be incurred under the Indenture and any Obligations with respect to such notes and Additional Notes.

“Permitted Debt” means

(i) Debt Incurred pursuant to any Credit Agreement in an aggregate principal amount at any one time outstanding not to exceed the greater of (x) $1,400.0 million and (y) the sum of (A) 75% of the book value (calculated in accordance with GAAP) of the inventory of the Company and its Restricted Subsidiaries (excluding LIFO reserves) and (B) 90% of the book value of the accounts receivable of the Company and its Restricted Subsidiaries (in each case, determined by the book value set forth on the consolidated balance sheet of the Company for the fiscal quarter immediately preceding the date on which such Debt is Incurred for which internal financial statements are available) and, (z) minus (A) any amounts Incurred and outstanding pursuant to a Qualified Receivables Transaction permitted under clause (xvi) below and (B) with respect to clause (x) above, any amount used to permanently repay such Obligations (or permanently reduce commitments with respect thereto) pursuant to the “Limitation on Asset Sales” covenant;

(ii) Debt outstanding under the notes on the Issue Date (and any exchange notes issued in connection with the exchange offer pursuant to the Registration Rights Agreement), together with any Guarantees of such notes and contribution, indemnification and reimbursement obligations owed by the Company in respect of amounts paid or payable on such notes;

(iii) if any, Guarantees of the notes (and any exchange notes);

(iv) Debt of the Company or any Restricted Subsidiary outstanding at the time of the Issue Date (other than clauses (i), (ii) or (iii) above);

(v) Debt owed to and held by the Company or a Restricted Subsidiary;

(vi) Guarantees Incurred by the Company of Debt of a Restricted Subsidiary otherwise permitted to be incurred under the Indenture;

(vii) Guarantees by any Restricted Subsidiary of Debt of the Company or any Restricted Subsidiary, including Guarantees by any Restricted Subsidiary of Debt under the Credit Agreement, provided that (a) such Debt is Permitted Debt or is otherwise Incurred in accordance with the “Limitation on Incurrence of Debt” covenant and (b) such Guarantees are subordinated to the notes to the same extent as the Debt being guaranteed;

(viii) Debt incurred in respect of workers’ compensation claims, self insurance obligations, indemnity, bid, performance, warranty, release, appeal, surety and similar bonds, letters of credit for operating purposes and completion guarantees provided or incurred (including Guarantees thereof) by the Company or a Restricted Subsidiary in the ordinary course of business;

(ix) Debt under Swap Contracts and Currency Hedge Obligations;

(x) Debt owed by the Company to any Restricted Subsidiary, provided that if for any reason such Debt ceases to be held by the Company or a Restricted Subsidiary, as applicable, such Debt shall cease to be Permitted Debt and shall be deemed Incurred as Debt of the Company for purposes of the Indenture;

(xi) Debt of the Company or any Restricted Subsidiary pursuant to Capital Lease Obligations and Purchase Money Debt under this clause (xi), provided that the aggregate principal amount of such Debt outstanding at any time may not exceed $75.0 million in the aggregate;

(xii) Debt arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, contribution, earnout, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the acquisition or disposition of any business, assets or Capital Interests of a Restricted Subsidiary otherwise permitted under the Indenture;

(xiii) the issuance by any of the Company’s Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(a) any subsequent issuance or transfer of Capital Interests that results in any such preferred stock being held by a Person other than the Company or a Restricted Subsidiary; and

(b) any sale or other transfer of any such preferred stock to a Person that is not either the Company or a Restricted Subsidiary;

shall be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (xiii);

(xiv) Debt arising from the honoring by a bank or other financial institution of a check, draft, or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Debt is extinguished within five business days of Incurrence;

(xv) Debt of the Company or any Restricted Subsidiary not otherwise permitted pursuant to this definition, in an aggregate principal amount not to exceed $75.0 million at any time outstanding, which Debt may be Incurred under a Credit Agreement;

(xvi) Purchase Money Notes Incurred by any Receivable Subsidiary that is a Restricted Subsidiary in a Qualified Receivables Transaction and Non-Recourse Receivable Subsidiary Indebtedness;

(xvii) Refinancing Debt; and

(xviii) Debt of the Company or any of its Restricted Subsidiaries arising from customary cash management services or the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business and consistent with past practices; provided, however, that such Debt is extinguished within five business days of Incurrence.

Notwithstanding anything herein to the contrary, Debt permitted under clause (i) of this definition of “Permitted Debt” shall not constitute “Refinancing Debt” under clause (xvii) of this definition of “Permitted Debt”.

“Permitted Holders” means Platinum Equity Advisors, LLC, a Delaware limited liability company or any of its Affiliates.

“Permitted Investments” means:

(a) Investments in existence on the Issue Date;

(b) Investments required pursuant to any agreement or obligation of the Company or a Restricted Subsidiary, in effect on the Issue Date, to make such Investments;

(c) Eligible Cash Equivalents;

(d) Investments in property and other assets, owned or used by the Company or any Restricted Subsidiary in the normal course of business;

(e) Investments by the Company or any of its Restricted Subsidiaries in the Company or any Restricted Subsidiary;

(f) Investments by the Company or any Restricted Subsidiary in a Person, if as a result of such Investment (A) such Person becomes a Restricted Subsidiary or (B) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated or wound-up into, the Company or a Restricted Subsidiary;

(g) Swap Contracts and Currency Hedge Obligations;

(h) non-cash consideration received in conjunction with an Asset Sale that is otherwise permitted under the “Limitation on Asset Sales” covenant;

(i) Investments received in settlement of obligations owed to the Company or any Restricted Subsidiary and as a result of bankruptcy or insolvency proceedings or upon the foreclosure or enforcement of any Lien in favor of the Company or any Restricted Subsidiary;

(j) Investments by the Company or any Restricted Subsidiary (other than in an Affiliate) not otherwise permitted under this definition, in an aggregate amount not to exceed $50.0 million at any one time outstanding;

(k) any Investment by the Company or any of its Restricted Subsidiaries in a joint venture in an aggregate amount not to exceed $75.0 million;

(1) loans and advances (including for travel and relocation) to employees in an amount not to exceed $1.0 million in the aggregate at any one time outstanding;

(m) Investments the payment for which consists solely of Capital Interests of the Company;

(n) any Investment in any Person to the extent such Investment represents the non-cash portion of the consideration received in connection with an Asset Sale consummated in compliance with the covenant described under “—Certain Covenants —Limitation on Asset Sales” or any other disposition of Property not constituting an Asset Sale;

(o) any acquisition of assets or Capital Interests solely in exchange for the issuance or Capital Interest (other than Disqualified Stock) of the Company;

(p) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business and consistent with past practice;

(q) guarantees by the Company or any Restricted Subsidiary of Debt of the Company or a Restricted Subsidiary (other than a Receivables Subsidiary) of Debt otherwise permitted by the covenant described hereunder “—Certain Covenants Limitation on Incurrence of Debt”; and

(r) any Investment by the Company or any Restricted Subsidiary in a Receivable Subsidiary or any Investment by a Receivable Subsidiary in any other Person in connection with a Qualified Receivables Transaction, so long as any Investment in a Receivable Subsidiary is in the form of a Purchase Money Note or an Investment in Capital Interests.

“Permitted Liens” means:

(a) Liens existing on the Issue Date;

(b) Liens that secure Obligations of a Restricted Subsidiary of the Company that is not a Guarantor (including Liens incurred pursuant to clause (i) or (xvi) of the definition of “Permitted Debt” (and any related Currency Hedge Obligations and Swap Contracts permitted under the agreement related thereto));

(c) any Lien for taxes or assessments or other governmental charges or levies not then due and payable (or which, if due and payable, are being contested in good faith and for which adequate reserves are being maintained, to the extent required by GAAP and such proceedings have the effect of preventing the forfeiture or sale of the property or assets subject to any such Lien);

(d) any warehousemen’s, materialmen’s, landlord’s or other similar Liens arising by Law for sums not then due and payable (or which, if due and payable, are being contested in good faith and with respect to which adequate reserves are being maintained, to the extent required by GAAP and such proceedings have the effect of preventing the forfeiture or sale of the property or assets subject to any such Lien);

(e) survey exceptions, encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other similar restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Debt and which do not individually or in the aggregate materially adversely affect the value of the Company or materially impair the operation of the business of such Person;

(f) pledges or deposits (i) in connection with workers’ compensation, unemployment insurance and other types of statutory obligations or the requirements of any official body; or (ii) to secure the performance of tenders, bids, surety or performance bonds, leases, purchase, construction, sales or servicing contracts and other similar obligations Incurred in the normal course of business consistent with industry practice; or (iii) to obtain or secure obligations with respect to letters of credit, Guarantees, bonds or other sureties or assurances given in connection with the activities described in clauses (i) and (ii) above, in each case not Incurred or made in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of property or services or imposed by ERISA or the Code in connection with a “plan” (as defined in ERISA) or (iv) arising in connection with any attachment unless such Liens shall not be satisfied or discharged or stayed pending appeal within 60 days after the entry thereof or the expiration of any such stay;

(g) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Company or a Restricted Subsidiary, or becomes a Restricted Subsidiary (and not created or Incurred in anticipation of such transaction), provided that such Liens are not extended to the property and assets of the Company and its Restricted Subsidiaries other than the property or assets acquired;

(h) Liens securing Debt of a Restricted Subsidiary owed to and held by the Company or a Restricted Subsidiary;

(i) other Liens (not securing Debt) incidental to the conduct of the business of the Company or any of its Restricted Subsidiaries, as the case may be, or the ownership of their assets which do not individually or in the aggregate materially adversely affect the value of the Company or materially impair the operation of the business of the Company or its Restricted Subsidiaries;

(j) [Reserved];

(k) [Reserved];

(1) Liens to secure any permitted extension, renewal, refinancing or refunding (or successive extensions, renewals, refinancings or refundings), in whole or in part, of any Debt secured by Liens referred to in the foregoing clauses (a), (b) and (g); provided that such Liens do not extend to any other property or assets and the principal amount of the obligations secured by such Liens is not increased;

(m) Liens in favor of customs or revenue authorities arising as a matter of law to secure payment of custom duties in connection with the importation of goods incurred in the ordinary course of business;

(n) licenses of intellectual property granted in the ordinary course of business;

(o) Liens to secure Capital Lease Obligations permitted to be incurred pursuant to clause (xi) of the definition of “Permitted Debt”;

(p) Liens in favor of the Company;

(q) [Reserved];

(r) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligation in respect of banker’s acceptances issued or created in the ordinary course of business for the account of such Person to facilitate the purchase, shipment, or storage of such inventory or other goods;

(s) [Reserved];

(t) Liens securing Debt Incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property, plant or equipment of such Person; provided, however, that the Lien may not extend to any other property owned by such Person or any of its Restricted Subsidiaries at the time the Lien is Incurred (other than assets and property affixed or appurtenant thereto and any proceeds thereof), and the Debt (other than any interest thereon) secured by the Lien may not be Incurred more than 180 days after the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Lien;

(u) Liens on property or shares of Capital Interests of another Person at the time such other Person becomes a Subsidiary of such Person; provided, however, that (i) the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto) and (ii) such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Restricted Subsidiary;

(v) [Reserved];

(w) [Reserved];

(x) Liens (i) that are contractual rights of set-off (A) relating to the establishment of depository relations with banks not given in connection with the issuance of Debt, (B) relating to pooled deposit or sweep accounts of the Company or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations and other cash management activities incurred in the ordinary course of business of the Company and or any of its Restricted Subsidiaries or (C) relating to purchase orders and other agreements entered into with customers of the Company or any of its Restricted Subsidiaries in the ordinary course of business and (ii) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection, (Y) encumbering reasonable customary initial deposits and margin deposits and attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business, and (Z) in favor of banking institutions arising as a matter of law or pursuant to customary account agreements encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(y) Liens securing judgments for the payment of money not constituting an Event of Default under clause (7) under the caption “Events of Default” so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(z) Deposits made in the ordinary course of business to secure liability to insurance carriers;

(aa) leases, subleases, licenses or sublicenses granted to others in the ordinary course of business so long as such leases, subleases, licenses or sublicenses do not materially interfere with the ordinary conduct of the business of the Company or any Restricted Subsidiaries;

(bb) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company or any Restricted Subsidiary in the ordinary course of business;

(cc) Liens on the Ryerson Stock granted under the Pledge Agreement in favor of the Collateral Agent to secure the notes and, if any, the Additional Notes; and

(dd) any extensions, substitutions, replacements or renewals of the foregoing.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Pledge Agreement” means the pledge agreement, dated as of the Issue Date, between the Company and the Trustee, in its capacity as Collateral Agent, granting a first priority Lien on the Ryerson Stock in favor of the Collateral Agent for its benefit and for the benefit of the Trustee and the Holders of the notes, as amended, modified, restated, supplemented or replaced from time to time in accordance with its terms.

“Preferred Interests,” as applied to the Capital Interests in any Person, means Capital Interests in such Person of any class or classes (however designated) that rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Common Interests in such Person.

“Purchase Amount” has the meaning set forth in the definition of “Offer to Purchase.”

“Purchase Date” has the meaning set forth in the definition of “Offer to Purchase.”

“Purchase Money Debt” means Debt

(i) Incurred to finance the purchase or construction (including additions and improvements thereto) of any assets (other than Capital Interests) of such Person or any Restricted Subsidiary; and

(ii) that is secured by a Lien on such assets where the lender’s sole security is to the assets so purchased or constructed; and

in either case that does not exceed 100% of the cost and to the extent the purchase or construction prices for such assets are or should be included in “addition to property, plant or equipment” in accordance with GAAP.

“Purchase Money Note” means a promissory note of a Receivable Subsidiary to the Company or any Restricted Subsidiary, which note must be repaid from cash available to the Receivable Subsidiary, other than amounts required to be established as reserves pursuant to agreements, amounts paid to investors in respect of interest, principal and other amounts owing to such investors and amounts paid in connection with the purchase of newly generated receivables. The repayment of a Purchase Money Note may be subordinated to the repayment of other liabilities of the Receivable Subsidiary on terms determined in good faith by the Company to be substantially consistent with market practice in connection with Qualified Receivables Transactions.

“Purchase Price” has the meaning set forth in the definition of “Offer to Purchase.”

“Qualified Capital Interests” in any Person means a class of Capital Interests other than Redeemable Capital Interests.

“Qualified Equity Issuance” means (i) an underwritten public equity offering of Qualified Capital Interests pursuant to an effective registration statement under the Securities Act yielding gross proceeds to either of the Company, or any direct or indirect parent company of the Company, of at least $25.0 million or (ii) a private equity offering of Qualified Capital Interests of the Company, or any direct or indirect parent company of the Company other than (x) any such public or private sale to an entity that is an Affiliate of the Company and (y) any public offerings registered on Form S-8; provided that, in the case of an offering or sale by a direct or indirect parent company of the Company, such parent company contributes to the capital of the Company the portion of the net cash proceeds of such offering or sale necessary to pay the aggregate Redemption Price (plus accrued interest to the redemption date) of the notes to be redeemed pursuant to the provisions described under “—Redemption and Offer to Purchase upon Certain Equity Issuances.”

“Qualified Equity Issuance Net Proceeds” means the aggregate cash proceeds received by the Company in respect of any Qualified Equity Issuance, net of the direct costs, fees and expenses relating to such Qualified Equity Issuance (including legal, accounting, transfer agent, printing and investment banking fees, SEC and FINRA filing fees, and brokerage and sales commissions), and any taxes paid or payable as a result thereof.

“Qualified Equity Issuance Redemption” shall have the meaning set forth in “—Redemption and Offer to Purchase upon Certain Equity Issuances.”

“Qualified Receivables Transaction” means any transaction or series of transactions entered into by the Company or any of its Restricted Subsidiaries pursuant to which the Company or such Restricted Subsidiary transfers to (a) a Receivable Subsidiary (in the case of a transfer by the Company or any of its Restricted Subsidiaries) or (b) any other Person (in the case of a transfer by a Receivable Subsidiary), or grants a security interest in, any accounts receivable (whether now existing or arising in the future) of the Company or any of its Restricted Subsidiaries, and any assets related thereto, including, without limitation, all collateral securing such accounts receivable, all contracts and all Guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with an accounts receivable financing transaction; provided such transaction is on market terms as determined in good faith by the Board of Directors of the Company at the time the Company or such Restricted Subsidiary enters into such transaction.

“Receivable Subsidiary” means a Subsidiary of the Company:

(1) that is formed solely for the purpose of, and that engages in no activities other than activities in connection with, financing accounts receivable of the Company and/or its Restricted Subsidiaries;

(2) that is designated by the Board of Directors as a Receivable Subsidiary pursuant to a Board of Directors’ resolution set forth in an Officers’ Certificate and delivered to the Trustee;

(3) that is either (a) a Restricted Subsidiary or (b) an Unrestricted Subsidiary designated in accordance with the covenant described under “—Certain Covenants —Limitation on Creation of Unrestricted Subsidiaries”;

(4) no portion of the Debt or any other obligation (contingent or otherwise) of which (a) is at any time Guaranteed by the Company or any Restricted Subsidiary (excluding Guarantees of obligations (other than any Guarantee of Debt) pursuant to Standard Securitization Undertakings), (b) is at any time recourse to or obligates the Company or any Restricted Subsidiary in any way, other than pursuant to Standards Securitization Undertakings or (c) subjects any asset of the Company or any other Restricted Subsidiary of the Company, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings (such Debt, “Non-Recourse Receivable Subsidiary Indebtedness”);

(5) with which neither the Company nor any Restricted Subsidiary has any material contract, agreement, arrangement or understanding other than (a) contracts, agreements, arrangements and understandings entered into in the ordinary course of business on terms no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company in connection with a Qualified Receivables Transaction as determined in good faith by the Board of Directors of the Company, (b) fees payable in the ordinary course of business in connection with servicing accounts receivable in connection with such a Qualified Receivables Transaction as determined in good faith by the Board of Directors of the Company and (c) any Purchase Money Note issued by such Receivable Subsidiary to the Company or a Restricted Subsidiary; and

(6) with respect to which neither the Company nor any other Restricted Subsidiary has any obligation (a) to subscribe for additional shares of Capital Interests therein or make any additional capital contribution or similar payment or transfer thereto except in connection with a Qualified Receivables Transaction or (b) to maintain or preserve the solvency or any balance sheet term, financial condition, level of income or results of operations thereof.

“Redeemable Capital Interests” in any Person means any equity security of such Person that by its terms (or by terms of any security into which it is convertible or for which it is exchangeable), or otherwise (including the passage of time or the happening of an event), is required to be redeemed, is redeemable at the option of the holder thereof in whole or in part (including by operation of a sinking fund), or is convertible or exchangeable for Debt of such Person at the option of the holder thereof, in whole or in part, at any time prior to the Stated Maturity of the notes; provided that only the portion of such equity security which is required to be redeemed, is so convertible or exchangeable or is so redeemable at the option of the holder thereof before such date will be deemed to be Redeemable Capital Interests. Notwithstanding the preceding sentence, any equity security that would constitute Redeemable Capital Interests solely because the holders of the equity security have the right to require the Company to repurchase such equity security upon the occurrence of a change of control or an asset sale will not constitute Redeemable Capital Interests if the terms of such equity security provide that the Company may not repurchase or redeem any such equity security pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants— Limitation on Restricted Payments.” The amount of Redeemable Capital Interests deemed to be outstanding at any time for purposes of the Indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Redeemable Capital Interests or portion thereof, exclusive of accrued dividends.

“Redemption Price,” when used with respect to any Note to be redeemed, means the price at which it is to be redeemed pursuant to the Indenture.

“Refinancing Debt” means Debt that refunds, refinances, renews, replaces or extends any Debt permitted to be Incurred by the Company or any Restricted Subsidiary pursuant to the terms of the Indenture, whether involving the same or any other lender or creditor or group of lenders or creditors, but only to the extent that

(i) the Refinancing Debt is subordinated to the notes to at least the same extent as the Debt being refunded, refinanced or extended, if such Debt was subordinated to the notes,

(ii) the Refinancing Debt is scheduled to mature either (a) no earlier than the Debt being refunded, refinanced or extended or (b) at least 91 days after the maturity date of the notes,

(iii) the Refinancing Debt has a weighted average life to maturity at the time such Refinancing Debt is Incurred that is equal to or greater than the weighted average life to maturity of the Debt being refunded, refinanced, renewed, replaced or extended,

(iv) such Refinancing Debt is in an aggregate principal amount that is less than or equal to the sum of (a) the aggregate principal or accreted amount (in the case of any Debt issued with original issue discount, as such) then outstanding under the Debt being refunded, refinanced, renewed, replaced or extended, (b) the amount of accrued and unpaid Additional Interest, if any, and premiums owed, if any, not in excess of preexisting prepayment provisions on such Debt being refunded, refinanced, renewed, replaced or extended and (c) the amount of reasonable and customary fees, expenses and costs related to the Incurrence of such Refinancing Debt, and

(v) such Refinancing Debt is Incurred by the same Person (or its successor) that initially Incurred the Debt being refunded, refinanced, renewed, replaced or extended, except that the Company may Incur Refinancing Debt to refund, refinance, renew, replace or extend Debt of any Restricted Subsidiary of the Company.

“Registration Rights Agreement” means the Registration Rights Agreement, dated the date of the Indenture, among the Company and the Initial Purchasers and any similar agreement entered into in connection with any Additional Notes.

“Restricted Payment” is defined to mean any of the following:

(a) any dividend or other distribution declared and paid on the Capital Interests in the Company or on the Capital Interests in any Restricted Subsidiary of the Company that are held by, or declared and paid to, any Person other than the Company or a Restricted Subsidiary of the Company (other than

(i) dividends, distributions or payments made solely in Qualified Capital Interests in the Company) and

(ii) dividends or distributions payable to the Company or a Restricted Subsidiary of the Company or to other holders of Capital Interests of a Restricted Subsidiary on a pro rata basis);

(b) any payment made by the Company or any of its Restricted Subsidiaries to purchase, redeem, acquire or retire any Capital Interests in the Company (including the conversion into, or exchange for, Debt, of any Capital Interests) other than any such Capital Interests owned by the Company or any Restricted Subsidiary;

(c) any payment made by the Company or any of its Restricted Subsidiaries (other than a payment made solely in Qualified Capital Interests in the Company) to redeem, repurchase, defease (including an in substance or legal defeasance) or otherwise acquire or retire for value (including pursuant to mandatory repurchase covenants), prior to any scheduled maturity, scheduled sinking fund or mandatory redemption payment, Debt of the Company that is subordinate (whether pursuant to its terms or by operation of law) in right of payment to the notes (excluding any Debt owed to the Company or any Restricted Subsidiary); except payments of principal and interest in anticipation of satisfying a sinking fund obligation or final maturity, in each case, within one year of the due date thereof;

(d) any Investment by the Company or a Restricted Subsidiary in any Person, other than a Permitted Investment; and

(e) any designation of a Restricted Subsidiary as an Unrestricted Subsidiary;

provided, however, the transactions contemplated under the heading “Use of Proceeds” in this prospectus shall not constitute “Restricted Payments.”

“Restricted Subsidiary” means any Subsidiary that has not been designated as an “Unrestricted Subsidiary” in accordance with the Indenture.

“Ryerson Indenture” means the indenture, dated as of October 19, 2007, by and between Ryerson and the Trustee that governs the Ryerson Notes.

“Ryerson Notes” means the 12% Senior Secured Notes due 2015 of Ryerson and the Floating Rate Senior Secured Notes due 2014 of Ryerson.

“Ryerson Restricted Subsidiary” means any subsidiary that has not been designated as an “Unrestricted Subsidiary” in accordance with the Ryerson Indenture.

“Ryerson Stock” has the meaning set forth under “Security.”

“Sale and Leaseback Transaction” means any direct or indirect arrangement pursuant to which property is sold or transferred by the Company or a Restricted Subsidiary and is thereafter leased back as a capital lease by the Company or a Restricted Subsidiary.

“Security Interests” means the Liens on the Ryerson Stock created by the Pledge Agreement in favor of the Collateral Agent for its benefit and for the benefit of the Trustee and the Holders of the notes (including any Additional Notes).

“Senior Note Documents” means the Indenture, the notes and the Pledge Agreement.

“Significant Subsidiary” has the meaning set forth in Rule 1-02 of Regulation S-X under the Securities Act and Exchange Act, but shall not include any Unrestricted Subsidiary.

“Specified Change of Control” means a Change of Control described in clause (c) or (d) of the definition of “Change of Control.”

“Specified Change of Control Redemption” shall have the meaning set forth in “—Redemption upon Specified Changes of Control.”

“Specified Date” shall have the meaning set forth in the definition of “Accreted Value.”

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by the Company or any Restricted Subsidiary which are reasonably customary in an accounts receivable securitization transaction as determined in good faith by the Board of Directors of the Company, including Guarantees by the Company or any Restricted Subsidiary of any of the foregoing obligations of the Company or a Restricted Subsidiary.

“Stated Maturity,” when used with respect to (i) any Note or any installment of interest thereon, means the date specified in such Note as the fixed date on which the principal amount of such Note or such installment of interest is due and payable and (ii) any other Debt or any installment of interest thereon, means the date specified in the instrument governing such Debt as the fixed date on which the principal of such Debt or such installment of interest is due and payable.

“Subsidiary” means, with respect to any Person, any corporation, limited or general partnership, trust, association or other business entity of which an aggregate of at least a majority of the outstanding Capital Interests therein is, at the time, directly or indirectly, owned by such Person and/or one or more Subsidiaries of such Person.

“Subsidiary Guarantor” means each Subsidiary of the Company that is a Guarantor.

“Successor Entity” means a corporation or other entity that succeeds to and continues the business of Ryerson Holding Corporation.

“Swap Contract” means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including, without limitation, any fuel price caps and fuel price collar or floor agreements and similar agreements or arrangements designed to protect against or manage fluctuations in fuel prices and any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement” ), including any such obligations or liabilities under any Master Agreement.

“Total Assets” means, at any time, the total consolidated assets of the Company and its Restricted Subsidiaries at such time, determined in accordance with GAAP.

“UCC” means the Uniform Commercial Code as in effect from time to time in the State of New York; provided, however, that, at any time, if by reason of mandatory provisions of law, any or all of the perfection or priority of the Collateral Agent’s security interest in the Ryerson Stock is governed by the Uniform Commercial Code as in effect in a jurisdiction other than the State of New York, the term “UCC” shall mean the Uniform Commercial Code as in effect, at such time, in such other jurisdiction for purposes of the provisions hereof relating to such perfection or priority and for purposes of definitions relating to such provisions.

“Voting Interests” means, with respect to any Person, securities of any class or classes of Capital Interests in such Person entitling the holders thereof generally to vote on the election of members of the Board of Directors or comparable body of such Person.

BOOK ENTRY, DELIVERY AND FORM

The exchange notes will be represented by one or more notes in registered, global form without interest coupons, each, a Global Note, and will be deposited with the Trustee as a custodian for The Depository Trust Company (“DTC”), and registered in the name of a nominee of such depositary.

The Global Notes

We expect that pursuant to procedures established by DTC (i) upon the issuance of the Global Notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such Global Notes to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Such accounts initially will be designated by or on behalf of the initial purchasers and ownership of beneficial interests in the Global Notes will be limited to persons who have accounts with DTC, such individuals referred to herein as the participants, or persons who hold interests through participants. Holders may hold their interests in the Global Notes directly through DTC if they are participants in such system, or indirectly through organizations that are participants in such system.

So long as DTC, or its nominee, is the registered owner or holder, DTC or such nominee, as the case may be, will be considered the sole owner or holder represented by such Global Notes for all purposes under the indenture. No beneficial owner of an interest in the Global Notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the Indenture with respect to the notes.

Payments of the principal of, premium (if any), interest (including Additional Interest) on, the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of us, the Trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, interest (including Additional Interest) on the Global Notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount at maturity of the Global Notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same day funds. If a holder requires physical delivery of a Certificated Security for any reason, including to sell notes to persons in states which require physical delivery of the notes, or to pledge such securities, such holder must transfer its interest in a Global Note, in accordance with the normal procedures of DTC and with the procedures set forth in the Indenture.

DTC has advised us that it will take any action permitted to be taken by a holder (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount at maturity of notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the indenture, DTC will exchange the Global Notes for Certificated Securities, which it will distribute to its participants and which will be legended as set forth in the section entitled “Notice to Investors.”

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither the Trustee nor we will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Securities

Notes in certificated registered form shall be transferred to all beneficial owners in exchange for their beneficial interests in the Global Notes if (i) DTC notifies the Company that it is unwilling or unable to continue as depository for the Global Notes and a successor depository is not appointed by the Company within ninety (90) days of such notice or (ii) an event of default has occurred under the indenture and is continuing and the registrar has received a request from the depository to issue notes in certificated registered form.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

General

The following is a general summary of certain U.S. federal income tax consequences that may be relevant with respect to the exchange offer and the ownership and disposition of the notes. This summary only applies to holders of notes who are exchanging original notes for exchange notes and assumes that holders will hold the notes as capital assets. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase notes. In particular, it does not discuss special tax considerations that may apply to certain types of taxpayers, including:

•	financial institutions;

•	insurance companies;

•	tax-exempt entities;

•	real estate investment trusts;

•	regulated investment companies;

•	grantor trusts;

•	partnerships and other pass-through entities and investors in such entities;

•	dealers or traders in stocks, securities, notional principal contracts, or currencies;

•

persons that will hold the notes as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction or as a part of a “hedging,” “conversion,” or other risk reduction transaction for U.S. federal income tax purposes;

•	U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar; or

•	former citizens or long-term residents of the United States.

Moreover, this discussion does not address the U.S. federal estate and gift tax or alternative minimum tax consequences of the purchase, ownership, or disposition of notes. Each prospective purchaser should consult its tax adviser with respect to the U.S. federal, state, local, and foreign tax consequences of purchasing, owning, and disposing of notes. We are not seeking a ruling from the Internal Revenue Service (the “IRS”) regarding any U.S. federal income tax consequences of the purchase, ownership or disposition of the notes. Accordingly, there can be no assurance that the IRS will not successfully challenge one or more of the conclusions stated herein.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed, and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing is subject to change (possibly with retroactive effect) or differing interpretations which could affect the tax consequences described herein.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the notes that for U.S. federal income tax purposes is:

•	an individual who is a citizen or resident of the United States,

•	a corporation (or other entity treated as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•

a trust if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

A “Non-U.S. Holder” is a beneficial owner of the notes that for U.S. federal income tax purposes is:

•	a nonresident individual,

•	a foreign corporation, or

•	a foreign estate or foreign trust.

If any entity treated as a partnership for U.S. federal income tax purposes holds the notes, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Partners of partnerships should consult their tax advisers as to their tax consequences.

Persons considering the purchase of the notes should consult their own tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under other U.S. federal tax laws and the laws of any state, local, or foreign taxing jurisdictions.

Exchange Offer

The exchange of original notes for exchange notes pursuant to the exchange offer should not constitute a taxable event for U.S. federal income tax purposes. As a result:

•	a holder of original notes will not recognize taxable gain or loss as a result of the exchange of original notes for exchange notes pursuant to the exchange offer;

•	the holding period of the exchange notes will include the holding period of the original notes surrendered in exchange therefor; and

•	a holder’s adjusted tax basis in the exchange notes will be the same as such holder’s adjusted tax basis in the original notes surrendered in exchange therefor.

Tax Characterization of the Exchange Notes

Because of the Mandatory Redemption feature (as described in “Description of the Exchange Notes — Redemption and Offer to Purchase upon Certain Equity Issuances”) (the “Mandatory Redemption feature”), we treat each note for U.S. federal income tax purposes as a debt instrument that is subject to U.S. Treasury regulations governing contingent payment debt instruments (the “Contingent Debt Regulations”). Our treatment is binding on a holder unless such holder explicitly discloses on its U.S. federal income tax return that it is taking a contrary position. The remainder of this summary assumes the treatment of each note as a debt instrument subject to the Contingent Debt Regulations and the holder’s agreement thereto.

Tax Treatment for U.S. Holders

Taxation of Interest. A U.S. Holder will recognize income (or loss) on a note in accordance with the Contingent Debt Regulations. The Contingent Debt Regulations require the application of a “noncontingent bond method” to determine accruals of income, gain, loss and deductions with respect to a contingent debt obligation. As described in more detail below, under the noncontingent bond method, a U.S. Holder will be required for tax purposes to include in income each year an accrual of interest at the annual computational rate of 16.57% compounding semi-annually (the “comparable yield”). The comparable yield is intended to equal the rate at which the Issuer could issue a fixed rate debt instrument with terms comparable to those of the notes and no contingent payments. If the comparable yield were successfully challenged by the IRS, the redetermined yield (and resulting interest accruals) could be materially greater or less than the comparable yield provided by us. The comparable yield will be applied to a projected payment schedule, which is a schedule that includes the actual noncontingent payments to be made on the notes and an estimate of contingent payments to be made pursuant to the Mandatory Redemption feature (the “Projected Payments”). You may obtain a copy of the projected payment schedule by submitting a written request to Ryerson Holding Corporation, 2621 West 15th Place, Chicago Illinois 60608, Attention: Counsel.

The comparable yield and the Projected Payments are used to determine accruals of interest FOR TAX PURPOSES ONLY and are not assurances or predictions by the Issuer with respect to the actual yield of or payments to be made in respect of a note. The comparable yield and the Projected Payments do not necessarily represent the Issuer’s expectations regarding such yield or the amount of such payments.

Under the Code and the Contingent Debt Regulations, the entire yield on a note (including the stated interest payments) will be treated as original issue discount for U.S. federal income tax purposes (“Tax OID”). A U.S. Holder of a note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include as ordinary interest income the sum of the “daily portions” of Tax OID on the note for all days during the taxable year that the U.S. Holder owns the note. As a result, U.S. Holders of notes, including U.S. Holders that employ the cash method of tax accounting, will be required to include amounts in respect of Tax OID accruing on notes in taxable income each year regardless of whether such holders receive more or fewer payments on the notes in tax years prior to maturity.

The daily portions of Tax OID on a note are determined by allocating to each day in any accrual period a ratable portion of the Tax OID allocable to that accrual period. In the case of a U.S. Holder, the amount of Tax OID on a note allocable to each accrual period is determined by multiplying the “adjusted issue price” (as defined below) of a note at the beginning of the accrual period by the comparable yield of a note (appropriately adjusted to reflect the length of the accrual period). The “adjusted issue price” of a note at the beginning of any accrual period will generally be the sum of its “issue price” (as defined below) and the amount of Tax OID allocable to all prior accrual periods (determined without regard to any adjustments to OID accruals described below), less the amount of any payments made in all prior accrual periods (including any Projected Payments for such period regardless of the actual amount of any payments made pursuant to the Mandatory Redemption feature). The “issue price” of a note will be the first price at which a substantial amount of the notes are sold to investors (excluding bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers).

A U.S. Holder must reasonably allocate any difference between the adjusted issue price at the time of purchase and the holder’s tax basis in a note to the daily portions of Tax OID or projected payments over the remaining term of the debt instrument. If a U.S. Holder’s basis upon acquisition of a note is greater than the note’s adjusted issue price, the amount of the basis differential allocated to a daily portion of Tax OID or to a projected payment is treated as a negative adjustment (as described below) on the date the daily portion of Tax OID accrues or the payment is made. The holder’s adjusted basis in the debt instrument is reduced by the amount the holder treats as a negative adjustment. If a U.S. Holder’s basis upon acquisition of a note is less than the note’s adjusted issue price, the amount of the differential allocated to a daily portion of Tax OID or to a projected payment is treated as a positive adjustment (as described below) on the date the daily portion accrues or the payment is made. The holder’s adjusted basis in the note is increased by the amount of this type of positive adjustment.

Adjustments to Interest Accruals on the Notes. If, during any taxable year, a U.S. Holder receives actual payments with respect to the Mandatory Redemption feature that in the aggregate exceed the total amount of Projected Payments for that taxable year, the U.S. Holder will incur a “net positive adjustment” under the Contingent Debt Regulations equal to the amount of such excess. The U.S. Holder will treat a “net positive adjustment” as additional interest income, which will increase the total amount of Tax OID for that taxable year.

If a U.S. Holder receives in a taxable year actual payments with respect to the Mandatory Redemption feature that in the aggregate are less than the total amount of Projected Payments for that taxable year, the U.S. Holder will incur a “net negative adjustment” under the Contingent Debt Regulations equal to the amount of such deficit. This adjustment will (i) decrease the total amount of Tax OID for that taxable year and (ii) thereafter, give rise to an ordinary loss to the extent of the U.S. Holder’s Tax OID on the notes during prior tax years (reduced to the extent such Tax OID was offset by prior net negative adjustments). Any net negative adjustment in excess of the amounts described in (i) and (ii) will be carried forward to offset future Tax OID in respect of the notes or to reduce the amount realized upon a sale, exchange, retirement or redemption of the notes.

Accordingly, the amount of taxable income that a U.S. Holder may be required to report with respect to the notes for a particular year may differ significantly both from the amount of unadjusted Tax OID and the actual cash payments received.

U.S. Holders should be aware that the information statements they receive from their brokers (on an Internal Revenue Service Form 1099) stating accrued original issue discount in respect of the notes may not take net negative or positive adjustments into account, and thus may overstate or understate the holders’ interest inclusions.

Disposition of the Notes. When a U.S. Holder sells, exchanges, or otherwise disposes of a note (including upon a redemption or repayment of the note at maturity) (a “disposition”), the U.S. Holder generally will recognize gain or loss on such disposition equal to the difference between the amount received by the U.S. Holder for the note, and the U.S. Holder’s tax basis in the note. A U.S. Holder’s tax basis in a note generally will be equal to the U.S. Holder’s original purchase price for such note, plus any Tax OID previously accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above) and less the amount of any Projected Payments attributable to the U.S. Holder’s holding period (without regard to the actual amount paid in respect of the Mandatory Redemption feature). Any gain realized by a U.S. Holder on a disposition of a note generally will be treated as ordinary interest income. Any loss realized by a U.S. Holder on a disposition generally will be treated as an ordinary loss to the extent of the U.S. Holder’s Tax OID inclusions with respect to the note up to the date of disposition. Any loss realized in excess of the amount of the U.S. Holder’s Tax OID inclusions with respect to the note up to the date of disposition generally will be treated as a capital loss.

An individual U.S. Holder generally will be allowed a deduction for any ordinary loss without regard to the two percent miscellaneous itemized deduction rule of Section 67 of the Code. The deductibility of capital losses is subject to certain limitations.

Information Reporting and Backup Withholding. The paying agent will be required to file information returns with the IRS with respect to payments of interest (including OID) paid on a note and the proceeds of the sale or other disposition (including a retirement or redemption) of a note paid to a U.S. Holder (unless, in each case, such holder is an exempt recipient, such as a corporation). In addition, such payments may be subject to backup withholding tax (currently at a rate of 28%) if a U.S. Holder fails to provide an accurate taxpayer identification number on IRS Form W-9 or otherwise satisfy the requirements of the backup withholding rules. Any amounts withheld from a payment to a U.S. Holder under the backup withholding rules will be allowed as a refund or credit against such holder’s U.S. federal income tax liability, so long as the required information is timely provided to the IRS.

Tax Treatment of Non-U.S. Holders

Payment with Respect to the Notes. All payments on the notes made to a Non-U.S. Holder, and any gain realized on a sale, exchange, retirement or redemption of the notes, will be exempt from U.S. federal income and withholding tax, provided that:

•

such Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to us;

•

such Non-U.S. Holder certifies on IRS Form W-8BEN (or successor form), under penalties of perjury, that it is not a U.S. person and provides its name and address or otherwise satisfies applicable documentation requirements; and

•	such payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

If a Non-U.S. Holder cannot satisfy the requirements described above, such payments on the notes will be subject to a 30% United States federal withholding tax unless such Non-U.S. Holder provides us or our paying agent, as the case may be, with a properly executed (i) IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under an applicable income tax treaty or (ii) IRS Form W-8ECI (or other applicable form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with such holder’s conduct of a trade or business in the United States.

If a Non-U.S. Holder is engaged in a trade or business in the United States, and if interest or gain on the notes is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the 30% withholding tax discussed in the preceding paragraphs, generally will be subject to regular U.S. federal income tax on any such interest and gain in the same manner as if it were a U.S. Holder (unless an applicable treaty provides otherwise). A Non-U.S. Holder will be required to provide to the withholding agent an applicable properly executed Internal Revenue Service Form W-8 (or successor form) in order to claim an exemption from withholding tax. Additionally, a foreign corporation that is a holder of a note may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless an applicable income tax treaty provides otherwise.

Information Reporting and Backup Withholding. In certain circumstances, backup withholding (currently at a rate of 28%) and information reporting may apply to interest (including OID) payments on a note and payments of the proceeds of the sale or other disposition (including a retirement or redemption) of a note unless such Non-U.S. Holder furnishes us or our paying agent with appropriate documentation of such holder’s non-U.S. status. Non-U.S. Holders should consult their tax advisers as to the qualification for exemption from backup withholding and the procedure for obtaining such an exemption. The amount of any backup withholding from a payment to a Non-U.S. Holder generally will be refunded or allowed as a credit against its U.S. federal income tax liability provided that the Non-U.S. Holder timely provides the required information to the IRS.

Proposed Legislation

The U.S. House of Representatives has passed a bill that, if enacted in its current form, would substantially revise some of the rules discussed above, including with respect to certification requirements and information reporting. In the event of non-compliance with the revised certification requirements, withholding tax could be imposed on payments to holders that own notes through foreign accounts or foreign intermediaries of interest (including OID), principal or sales proceeds (including a retirement or redemption). It cannot be predicted whether, or in what form, this bill will be enacted. Prospective investors should consult their own tax advisers regarding this bill and other proposals made by the Obama administration and members of Congress.

PLAN OF DISTRIBUTION

Each Participating Broker-Dealer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer in connection with resales of exchange notes received in exchange for original notes where such original notes were acquired as a result of market-marketing activities or other trading activities. In addition, until                      2010, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any such sale of exchange notes by Participating Broker-Dealers. Exchange notes received by Participating Broker-Dealers for their own account, pursuant to the exchange offer, may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such Participating Broker-Dealer or the purchasers of any such exchange notes. Any Participating Broker-Dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any Participating Broker-Dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the notes) other than commissions or concessions of any Participating Broker-Dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the exchange notes will be passed upon for us by Willkie Farr & Gallagher LLP, New York, New York.

EXPERTS

The consolidated financial statements and schedule of Ryerson Holding Corporation and Subsidiary Companies as of December 31, 2009 and 2008 and for the years ended December 31, 2009 and 2008 and for the period from October 20, 2007 through December 31, 2007, and of the predecessor for the period from January 1, 2007 to October 19, 2007 included in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements and schedule of Ryerson Inc. and Subsidiary Companies as of December 31, 2009 and 2008 and for the years ended December 31, 2009 and 2008 and for the period from October 20, 2007 through December 31, 2007, and of the predecessor for the period from January 1, 2007 to October 19, 2007 included in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have agreed, so long as any original notes remain outstanding, to make available to any holder or beneficial owner of original notes in connection with any sale thereof and to any prospective purchaser of such original notes from such holder or beneficial owner, the information required by Rule 144A(d)(4) under the Securities Act in order to permit resales of the original notes pursuant to Rule 144A under the Securities Act.

Upon effectiveness of the registration statement of which this prospectus is a part, we will become subject to the periodic reporting and to the informational requirements of the Exchange Act and will file information with the SEC, including annual, quarterly and current reports. You may read and copy any document we file with the SEC at the public reference facilities maintained by the SEC at the following address:

Public Reference Room

100 F Street, N.E.

Room 1580

Washington, D.C. 20549

Please call the SEC at 1-800-0330 for further information on the operations of the public reference rooms.

Our SEC filings are also available at the SEC’s website at http://www.sec.gov and at our own website at http://www.ryerson.com. You may also obtain a copy of any our filings, at no cost, by writing to or telephoning us at the following address:

Ryerson Holding Corporation

2621 West 15th Place

Chicago, IL 60608

(773) 762-2121

Attention: Counsel

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Ryerson Holding Corporation and Subsidiary Companies Unaudited Condensed Consolidated Financial Statements
Condensed Statements of Operations for the three and six months ended June 30, 2010 and 2009	F-2
Consolidated Cash Flows for the six months ended June 30, 2010 and 2009	F-3
Condensed Consolidated Balance Sheet at June 30, 2010 and December 31, 2009	F-4
Notes to Condensed Consolidated Financial Statements	F-5

Ryerson Holding Corporation and Subsidiary Companies Audited Consolidated Financial Statements
Financial Statements
Report of Independent Registered Public Accounting Firm	F-17

Consolidated Statements of Operations for the years ended December  31, 2009 and 2008, the period from October 20, 2007 to December 31, 2007 (Successor) and the period from January 1, 2007 to October 19, 2007 (Predecessor)

F-18

Consolidated Statements of Cash Flows for the years ended December  31, 2009 and 2008, the period from October 20, 2007 to December 31, 2007 (Successor) and the period from January 1, 2007 to October 19, 2007 (Predecessor)

F-19
Consolidated Balance Sheets at December 31, 2009 and 2008 (Successor)	F-20

Consolidated Statements of Stockholders’ Equity for the years ended December  31, 2009 and 2008, the period from October 20, 2007 to December 31, 2007 (Successor) and the period from January 1, 2007 to October 19, 2007 (Predecessor)

F-21
Notes to Consolidated Financial Statements	F-23
Financial Statement Schedule
II—Valuation and Qualifying Accounts	F-56

Ryerson Inc. and Subsidiary Companies Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-57

Consolidated Statements of Operations for the years ended December  31, 2009 and 2008, and the period from October 20, 2007 to December 31, 2007 (Successor), and the period from January 1, 2007 to October 19, 2007 (Predecessor)

F-58

Consolidated Statements of Cash Flows for the years ended December  31, 2009 and 2008, and the period from October 20, 2007 to December 31, 2007 (Successor), and the period from January 1, 2007 to October 19, 2007 (Predecessor)

F-59
Consolidated Balance Sheets at December 31, 2009 and 2008 (Successor)	F-60

Consolidated Statements of Stockholders’ Equity for the years ended December  31, 2009 and 2008, and the period from October 20, 2007 to December 31, 2007 (Successor), and the period from January 1, 2007 to October 19, 2007 (Predecessor)

F-61
Notes to Consolidated Financial Statements	F-63

RYERSON HOLDING CORPORATION AND SUBSIDIARY COMPANIES

Condensed Consolidated Statements of Operations (Unaudited)

(In millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Net sales	$1,020.2	$743.1	$1,891.7	$1,547.8
Cost of materials sold	887.6	657.5	1,625.3	1,336.1

Gross profit	132.6	85.6	266.4	211.7
Warehousing, delivery, selling, general and administrative	127.8	118.1	246.1	242.2
Gain on insurance settlement	(2.6)	—	(2.6)	—
Gain on sale of assets	—	—	—	(3.3)
Impairment charge on fixed assets	0.5	—	1.0	—
Other postretirement benefits curtailment gain	—	—	—	(1.3)

Operating profit (loss)	6.9	(32.5)	21.9	(25.9)
Other income and (expense), net	2.4	(4.5)	(0.1)	(1.8)
Interest and other expense on debt	(27.3)	(18.2)	(52.0)	(36.4)

Loss before income taxes	(18.0)	(55.2)	(30.2)	(64.1)
Provision for income taxes	3.7	75.6	6.3	72.6

Net loss	(21.7)	(130.8)	(36.5)	(136.7)
Less: Net loss attributable to noncontrolling interest	—	(0.2)	(0.1)	(1.2)

Net loss attributable to Ryerson Holding Corporation	$(21.7)	$(130.6)	$(36.4)	$(135.5)

See Notes to Condensed Consolidated Financial Statements.

RYERSON HOLDING CORPORATION AND SUBSIDIARY COMPANIES

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In millions)

	Six Months Ended June 30,
	2010	2009
Operating activities:
Net loss	$(36.5)	$(136.7)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	18.3	17.6
Deferred income taxes	3.3	87.9
Noncash interest expense related to debt discount amortization	13.5	—
Gain on sale of assets	—	(3.3)
Impairment charge on fixed assets	1.0	—
Other postretirement benefits curtailment gain	—	(1.3)
Gain on retirement of debt	—	(2.7)
Change in operating assets and liabilities, net of the effects of acquisitions:
Receivables	(180.2)	117.3
Inventories	(73.9)	247.0
Other assets	(1.3)	1.2
Accounts payable	100.7	40.3
Accrued liabilities	3.9	(25.0)
Accrued taxes payable/receivable	(0.2)	12.8
Deferred employee benefit costs	(13.2)	(1.7)
Other items	(0.3)	0.7

Net adjustments	(128.4)	490.8

Net cash provided by (used in) operating activities	(164.9)	354.1

Investing activities:
Decrease in restricted cash	4.0	0.2
Capital expenditures	(15.0)	(13.0)
Proceeds from sales of property, plant and equipment	1.5	14.7
Other	(8.2)	—

Net cash provided by (used in) investing activities	(17.7)	1.9

Financing activities:
Long term debt issued	220.2	—
Repayment of debt	(10.6)	(3.3)
Proceeds from credit facility borrowings	180.0	—
Net repayments of credit facility borrowings	(30.4)	(398.9)
Debt issuance costs	(5.9)	—
Net increase (decrease) in book overdrafts	14.2	(27.5)
Dividends paid	(213.8)	—

Net cash provided by (used in) financing activities	153.7	(429.7)

Net decrease in cash and cash equivalents	(28.9)	(73.7)
Effect of exchange rate changes on cash and cash equivalents	0.5	2.9

Net change in cash and cash equivalents	(28.4)	(70.8)
Cash and cash equivalents—beginning of period	115.0	130.4

Cash and cash equivalents—end of period	$86.6	$59.6

Supplemental disclosures:
Cash paid (received) during the period for:
Interest paid to third parties	$32.1	$34.3
Income taxes, net	3.9	(25.5)

See Notes to Condensed Consolidated Financial Statements.

RYERSON HOLDING CORPORATION AND SUBSIDIARY COMPANIES

Condensed Consolidated Balance Sheets

(In millions, except shares)

	June 30, 2010	December 31, 2009
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$86.6	$115.0
Restricted cash	15.5	19.5
Receivables less provision for allowances, claims and doubtful accounts of $9.6 and $10.5, respectively	538.0	357.4
Inventories	679.7	601.7
Prepaid expenses and other current assets	60.7	42.8

Total current assets	1,380.5	1,136.4
Property, plant, and equipment, at cost	557.6	545.0
Less: Accumulated depreciation	82.2	67.5

Property, plant and equipment, net	475.4	477.5
Deferred income taxes	52.3	55.8
Other intangible assets	12.2	12.8
Goodwill	72.6	71.0
Deferred charges and other assets	24.5	22.3

Total assets	$2,017.5	$1,775.8

Liabilities
Current liabilities:
Accounts payable	$289.9	$173.7
Salaries, wages and commissions	42.7	36.7
Deferred income taxes	96.3	96.1
Other accrued liabilities	37.2	35.5
Short-term credit facility borrowings	10.6	28.4
Current portion of deferred employee benefits	15.5	15.6

Total current liabilities	492.2	386.0
Long-term debt	1,126.9	725.8
Deferred employee benefits	483.5	497.8
Taxes and other credits	11.9	11.9

Total liabilities	2,114.5	1,621.5
Commitments and contingencies

Equity
Ryerson Holding Corporation stockholders’ equity:
Common stock, $0.01 par value; 10,000,000 shares authorized; 5,000,000 shares issued at 2010 and 2009	—	—
Capital in excess of par value	229.7	443.5
Accumulated deficit	(205.8)	(169.4)
Accumulated other comprehensive loss	(137.6)	(136.3)

Total Ryerson Holding Corporation stockholders’ equity	(113.7)	137.8
Noncontrolling interest	16.7	16.5

Total equity	(97.0)	154.3

Total liabilities and equity	$2,017.5	$1,775.8

See Notes to Condensed Consolidated Financial Statements.

RYERSON HOLDING CORPORATION AND SUBSIDIARY COMPANIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

NOTE 1:  FINANCIAL STATEMENTS

Ryerson Holding Corporation (“Ryerson Holding”), a Delaware corporation, is the parent company of Ryerson Inc. (“Ryerson”). Ryerson Holding is 99% owned by affiliates of Platinum Equity, LLC (“Platinum”).

Ryerson conducts materials distribution operations in the United States through its wholly-owned direct and indirect subsidiaries Joseph T. Ryerson & Son, Inc. (“JT Ryerson”), and in Canada through its indirect wholly-owned subsidiary Ryerson Canada, Inc., a Canadian corporation (“Ryerson Canada”). Unless the context indicates otherwise, Ryerson Holding, Ryerson, JT Ryerson, and Ryerson Canada, together with their subsidiaries, are collectively referred to herein as “we,” “us,” “our,” or the “Company.”

In addition to our United States and Canada operations, we conduct materials distribution operations in China through Ryerson China Limited (“Ryerson China”), formerly named VSC-Ryerson China Limited, a company in which we had an 80% ownership percentage as of June 30, 2010 (see Note 13). We conducted material distribution operations in India through Tata Ryerson Limited, a joint venture with Tata Steel Limited, an integrated steel manufacturer in India until July 10, 2009, the date on which we sold our ownership interest to our joint venture partner.

The following table shows our percentage of sales by major product lines for the three and six months ended June 30, 2010 and 2009, respectively:

	Three Months Ended June 30,		Six Months Ended June 30,
Product Line	2010	2009	2010	2009
Stainless	28%	24%	28%	24%
Aluminum	21	22	22	21
Carbon flat rolled	29	28	29	28
Bars, tubing and structurals	8	7	8	8
Fabrication and carbon plate	10	12	9	13
Other	4	7	4	6

Total	100%	100%	100%	100%

Results of operations for any interim period are not necessarily indicative of results of any other periods or for the year. The financial statements as of June 30, 2010 and for the three-month and six-month periods ended June 30, 2010 and 2009 are unaudited, but in the opinion of management include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of results for such periods. The year-end condensed consolidated balance sheet data contained in this report was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America. These financial statements should be read in conjunction with the financial statements and related notes for the year ended December 31, 2009. Certain prior period amounts have been reclassified to conform to the 2010 presentation.

Accounting Standards Codification (“ASC”) 280, “Segment Reporting” (“ASC 280”), establishes standards for reporting information on operating segments in interim and annual financial statements. Our Chief Executive Officer, together with the Operating Committee selected by our Board of Directors, serve as our Chief Operating Decision Maker (CODM). Our CODM reviews our financial information for purposes of making operational decisions and assessing financial performance. During the second quarter of 2010, a strategic decision was made by the CODM to view our business globally as metals service centers. As such, the financial information provided to the CODM to evaluate performance and allocate resources has been revised to reflect this global view as opposed to geographic regions. We have one operating and reportable segment, metal service centers, per criteria set forth in ASC 280.

NOTE 2:  RECENT ACCOUNTING PRONOUNCEMENTS

In January 2010, the FASB issued ASU 2010-6, “Improving Disclosures About Fair Value Measurements” (“ASU 2010-6”), which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. ASU 2010-6 is effective for interim and annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for interim and annual periods beginning after December 15, 2010. We adopted the requirements within ASU 2010-6 as of January 1, 2010, except for the Level 3 reconciliation disclosures. The adoption did not have an impact on our financial statements.

NOTE 3:  INVENTORIES

The Company uses the last-in, first-out (LIFO) method of valuing inventory. Interim LIFO calculations are based on actual inventory levels.

Inventories, at stated LIFO value, were classified as follows:

	June 30, 2010	December 31, 2009
	(In millions)
In process and finished products	$679.7	$601.7

If current cost had been used to value inventories, such inventories would have been $24 million and $72 million lower than reported at June 30, 2010 and December 31, 2009, respectively. Approximately 86% and 85% of inventories were accounted for under the LIFO method at June 30, 2010 and December 31, 2009, respectively. Non-LIFO inventories consist primarily of inventory at our foreign facilities accounted for by the weighted-average cost and the specific cost methods. Substantially all of our inventories consist of finished products.

NOTE 4:  DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Derivatives

The Company is exposed to certain risks relating to its ongoing business operations. The primary risks managed by using derivative instruments are interest rate risk, foreign currency risk, and commodity price risk. Interest rate swaps are entered into to manage interest rate risk associated with the Company’s floating-rate borrowings. We use foreign currency exchange contracts to hedge our Canadian subsidiaries’ variability in cash flows from the forecasted payment of currencies other than the functional currency. From time to time, we may enter into fixed price sales contracts with our customers for certain of our inventory components. We may enter into metal commodity futures and options contracts periodically to reduce volatility in the price of metals. The Company currently does not account for its derivative contracts as hedges but rather marks them to market with a corresponding offset to current earnings.

The following table summarizes the location and fair value amount of our derivative instruments reported in our consolidated balance sheet as of June 30, 2010 and December 31, 2009:

	Asset Derivatives				Liability Derivatives
	June 30, 2010		December 31, 2009		June 30, 2010		December 31, 2009
Derivatives not designated as hedging instruments under ASC 815	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
	(In millions)
Interest rate contracts	N/A	N/A	N/A	N/A	Non-current taxes and other credits	$1.1	Non-current taxes and other credits	$1.0
Foreign exchange contracts	Deferred charges and other assets	$0.2	N/A	N/A	N/A	N/A	Non-current taxes and other credits	0.1
Commodity contracts	Receivables less provision for allowances, claims and doubtful accounts	0.4	Receivables less provision for allowances, claims and doubtful accounts	$0.7	N/A	N/A	N/A	N/A

Total derivatives		$0.6		$0.7		$1.1		$1.1

The Company’s interest rate forward contracts had a notional amount of $100 million as of June 30, 2010 and December 31, 2009. As of June 30, 2010 and December 31, 2009, the Company’s foreign currency exchange contracts had a U.S. dollar notional amount of $9.0 million and $15.9 million, respectively. As of June 30, 2010 and December 31, 2009, the Company had 255 and 428 metric tons, respectively, of nickel futures or option contracts related to forecasted purchases.

The following table summarizes the location and amount of gains and losses reported in our consolidated statement of operations for the three months and six months ended June 30, 2010 and 2009:

		Amount of Gain/(Loss) Recognized in Income on Derivatives
Derivatives not designated as hedging instruments under ASC 815	Location of Gain/(Loss) Recognized in Income on Derivatives	Three Months Ended June 30, 2010	Three Months Ended June 30, 2009	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009
		(In millions)
Interest rate contracts	Interest and other expense on debt	$(0.2)	$(0.9)	$(0.8)	$(0.5)
Foreign exchange contracts	Other income and (expense), net	0.5	(0.2)	0.1	(0.6)
Commodity contracts	Cost of materials sold	(1.8)	2.2	(0.2)	1.9

Total		$(1.5)	$1.1	$(0.9)	$0.8

Fair Value of Financial Instruments

As permitted by ASC 820-10-65-1, the Company adopted the nonrecurring fair value measurement disclosures of nonfinancial assets and liabilities. To increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

1.	Level 1—quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the reporting date.

2.	Level 2—inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

3.	Level 3—unobservable inputs, such as internally-developed pricing models for the asset or liability due to little or no market activity for the asset or liability.

The following table presents assets and liabilities measured and recorded at fair value on our Consolidated Balance Sheets on a recurring basis and their level within the fair value hierarchy as of June 30, 2010:

	Level 1	Level 2	Level 3
	(In millions)
Assets
Cash equivalents:
Commercial paper	$53.1	$—	$—

Mark-to-market derivatives:
Foreign exchange contracts	$—	$0.2	$—
Commodity contracts	—	0.4	—

Total asset derivatives	$—	$0.6	$—

Liabilities
Mark-to-market derivatives:
Interest rate contracts	$—	$1.1	$—

The fair value of each derivative contract is determined using Level 2 inputs and the market approach valuation technique, as described in ASC 820. The Company has various commodity derivatives to lock in nickel prices for varying time periods. The fair value of these derivatives is determined based on the spot price each individual contract was purchased at and compared with the one-month daily average actual spot price on the London Metals Exchange for nickel on the valuation date. The Company also has an interest rate swap to fix a portion of the Company’s interest payments on its debt obligations. The interest rate swap, which has a notional amount of $100 million, fixes a portion of our interest payments at an interest rate of 1.59%. The contract expires on July 15, 2011. The interest rate swap is valued using estimated future one-month LIBOR interest rates as compared to the fixed interest rate of 1.59%. In addition, the Company has numerous foreign exchange contracts to hedge our Canadian subsidiaries variability in cash flows from the forecasted payment of currencies other than the functional currency, the US dollar. The Company defines the fair value of foreign exchange contracts as the amount of the difference between the contracted and current market value at the end of the period. The Company estimates the current market value of foreign exchange contracts by obtaining month-end market quotes of foreign exchange rates and forward rates for contracts with similar terms. The Company uses the exchange rates provided by Reuters. Each contract term varies in the number of months, but on average is between 3 to 12 months in length.

The carrying and estimated fair values of the Company’s financial instruments at June 30, 2010 and December 31, 2009 were as follows:

	June 30, 2010		December 31, 2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In millions)
Cash and cash equivalents	$86.6	$86.6	$115.0	$115.0
Receivables less provision for allowances, claims and doubtful accounts	538.0	538.0	357.4	357.4
Accounts payable	289.9	289.9	173.7	173.7
Long-term debt, including current portion	1,137.5	1,117.9	754.2	750.1

The estimated fair value of the Company’s cash and cash equivalents, receivables less provision for allowances, claims and doubtful accounts and accounts payable approximate their carrying amounts due to the short-term nature of these financial instruments. The estimated fair value of the Company’s long-term debt and the current portions thereof is determined by using quoted market prices of Company debt securities, where available, and from analyses performed using current interest rates considering credit ratings and the remaining terms of maturity.

Assets Held for Sale

The Company had $26.2 and $24.0 million of assets held for sale, classified within other current assets, as of June 30, 2010 and December 31, 2009, respectively.

NOTE 5:  GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill, which represents the excess of cost over the fair value of net assets acquired, amounted to $72.6 million at June 30, 2010. Pursuant to ASC 350, “Intangibles—Goodwill and Other,” we review the recoverability of goodwill and other intangible assets deemed to have indefinite lives annually or whenever significant events or changes occur which might impair the recovery of recorded amounts. The most recently completed impairment test of goodwill was performed as of October 1, 2009 and it was determined that no impairment existed. Other intangible assets with finite useful lives continue to be amortized over their useful lives. We review the recoverability of our long-lived assets whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable.

NOTE 6:  ACQUISITIONS

On January 26, 2010, JT Ryerson acquired all of the issued and outstanding capital stock of Texas Steel Processing, Inc. (“TSP”), a steel plate processor based in Houston, Texas. The acquisition is not material to our consolidated financial statements.

NOTE 7:  LONG-TERM DEBT

Long-term debt consisted of the following at June 30, 2010 and December 31, 2009:

	June 30, 2010	December 31, 2009
	(In millions)
Secured Credit Facility	$410.0	$250.2
12% Senior Secured Notes due 2015	376.2	376.2
Floating Rate Senior Secured Notes due 2014	102.9	102.9
14 1/2 % Senior Discount Notes due 2015	483.0	—
8 1/4% Senior Secured Notes due 2011	4.1	4.1
Foreign debt	10.6	20.8

Total debt	1,386.8	754.2
Less:
Unamortized discount on Ryerson Holding Notes	249.3	—
Short-term credit facility borrowings	—	7.6
Foreign debt	10.6	20.8

Total long-term debt	$1,126.9	$725.8

Ryerson Credit Facility

On October 19, 2007, Ryerson entered into a 5-year, $1.35 billion revolving credit facility agreement (“Ryerson Credit Facility”) with a maturity date of October 18, 2012. At June 30, 2010, the Company had $410.0 million of outstanding borrowings, $29 million of letters of credit issued and $335 million available under the Ryerson Credit Facility compared to $250.2 million of outstanding borrowings, $32 million of letters of credit issued and $268 million available at December 31, 2009. Total credit availability is limited by the amount of eligible account receivables and inventory pledged as collateral under the agreement insofar as the Company is subject to a borrowing base comprised of the aggregate of these two amounts, less applicable reserves. Eligible account receivables, at any date of determination, are comprised of the aggregate value of all accounts directly created by a borrower in the ordinary course of business arising out of the sale of goods or the rendition of services, each of which has been invoiced, with such receivables adjusted to exclude various ineligible accounts, including, among other things, those to which a borrower does not have sole and absolute title and accounts arising out of a sale to an employee, officer, director, or affiliate of the borrower. The weighted-average interest rate on the borrowings under the Ryerson Credit Facility was 2.2% and 2.1% at June 30, 2010 and December 31, 2009, respectively.

Amounts outstanding under the Ryerson Credit Facility bear interest at a rate determined by reference to the base rate (Bank of America’s prime rate) or a LIBOR rate or, for Ryerson’s Canadian subsidiary which is a borrower, a rate determined by reference to the Canadian base rate (Bank of America-Canada Branch’s “Base Rate” for loans in U.S. Dollars in Canada) or the BA rate (average annual rate applicable to Canadian Dollar bankers’ acceptances) or a LIBOR rate and the Canadian prime rate (Bank of America-Canada Branch’s “Prime Rate”). The spread over the base rate and Canadian prime rate is between 0.25% and 1.00% and the spread over the LIBOR and the bankers’ acceptances is between 1.25% and 2.00%, depending on the amount available to be borrowed. Overdue amounts and all amounts owed during the existence of a default bear interest at 2% above the rate otherwise applicable thereto. The Company also pays commitment fees on amounts not borrowed at a rate between 0.25% and 0.35% depending on the average borrowings as a percentage of the total $1.35 billion agreement during a rolling three month period.

Borrowings under the Ryerson Credit Facility are secured by first-priority liens on all of the inventory, accounts receivable, lockbox accounts and related assets of Ryerson, subsidiary borrowers and certain other U.S. subsidiaries of Ryerson that act as guarantors.

The Ryerson Credit Facility contains covenants that, among other things, restrict Ryerson with respect to the incurrence of debt, the creation of liens, transactions with affiliates, mergers and consolidations, sales of assets and acquisitions. The Ryerson Credit Facility also requires that, if availability under such facility declines to a certain level, Ryerson maintain a minimum fixed charge coverage ratio as of the end of each fiscal quarter.

The Ryerson Credit Facility contains events of default with respect to, among other things, default in the payment of principal when due or the payment of interest, fees and other amounts after a specified grace period, material misrepresentations, failure to perform certain specified covenants, certain bankruptcy events, the invalidity of certain security agreements or guarantees, material judgments and the occurrence of a change of control of Ryerson. If such an event of default occurs, the lenders under the Ryerson Credit Facility will be entitled to various remedies, including acceleration of amounts outstanding under the Ryerson Credit Facility and all other actions permitted to be taken by secured creditors.

The lenders under the Ryerson Credit Facility have the ability to reject a borrowing request if any event, circumstance or development has occurred that has had or could reasonably be expected to have a material adverse effect on Ryerson. If Ryerson or any significant subsidiaries of the other borrowers becomes insolvent or commences bankruptcy proceedings, all amounts borrowed under the Ryerson Credit Facility will become immediately due and payable.

Ryerson Holding Notes

On January 29, 2010, Ryerson Holding issued $483 million aggregate principal amount at maturity of 14 1/2% Senior Discount Notes due 2015 (the “Ryerson Holding Notes”). No cash interest accrues on the Ryerson Holding Notes. The Ryerson Holding Notes had an initial accreted value of $455.98 per $1,000 principal amount and will accrete from the date of issuance until maturity on a semi-annual basis. The accreted value of each Ryerson Holding Note increases from the date of issuance until October 31, 2010 at a rate of 14.50%. Thereafter the interest rate increases by 1% (to 15.50%) until July 31, 2011, an additional 1.00% (to 16.50%) on August 1, 2011 until April 30, 2012, and increases by an additional 0.50% (to 17.00%) on May 1, 2012 until the maturity date. Interest compounds semi-annually such that the accreted value will equal the principal amount at maturity of each note on that date. At June 30, 2010, the accreted value of the Ryerson Holding Notes was $233.7 million. The Ryerson Holding Notes are not guaranteed by any of Ryerson Holding’s subsidiaries and are secured by a first priority security interest in the capital stock of Ryerson. The Ryerson Holding Notes rank equally in right of payment with all of Ryerson Holding’s senior debt and senior in right of payment to all of Ryerson Holding’s subordinated debt. The Ryerson Holding Notes are effectively junior to Ryerson Holding’s other secured debt to the extent of the collateral securing such debt (other than the capital stock of Ryerson). Because the Ryerson Holding Notes are not guaranteed by any of Ryerson Holding’s subsidiaries, the notes are structurally subordinated to all indebtedness and other liabilities (including trade payables) of Ryerson Holding’s subsidiaries, including Ryerson.

The Ryerson Holding Notes contain customary covenants that, among other things, limit, subject to certain exceptions, Ryerson Holding’s ability to incur additional indebtedness, pay dividends on its capital stock or repurchase its capital stock, make certain investments or other restricted payments, create liens or use assets as security in other transactions, enter into sale and leaseback transactions, merge, consolidate or transfer or dispose of substantially all of Ryerson Holding’s assets, and engage in certain transactions with affiliates.

The Ryerson Holding Notes are redeemable, at our option, in whole or in part, at any time at specified redemption prices. We are required to redeem the Ryerson Holding Notes upon the receipt of net proceeds of certain qualified equity issuances, specified change of controls and/or specified receipt of dividends.

The terms of the Ryerson Notes (discussed below) restrict Ryerson from making dividends to Ryerson Holding. Subject to certain exceptions, Ryerson may only pay dividends to Ryerson Holding to the extent of 50% of future net income, once prior losses are offset. In the event Ryerson is restricted from providing Ryerson

Holding with sufficient distributions to fund interest and principal payments on the Ryerson Holding Notes when due, Ryerson Holding may default on the Ryerson Holding Notes unless other sources of funding are available.

Ryerson Notes

On October 19, 2007, Ryerson issued $150 million Floating Rate Senior Secured Notes due November 1, 2014 (“2014 Notes”) and $425 million 12% Senior Secured Notes due November 1, 2015 (“2015 Notes”) (together, the “Ryerson Notes”). The 2014 Notes bear interest at a rate, reset quarterly, of LIBOR plus 7.375% per annum. The 2015 Notes bear interest at a rate of 12% per annum. The Ryerson Notes are fully and unconditionally guaranteed on a senior secured basis by certain of our existing and future subsidiaries (including those existing and future domestic subsidiaries that are co-borrowers or guarantee obligations under the Ryerson Credit Facility).

At June 30, 2010, $376.2 million of the 2015 Notes and $102.9 million of the 2014 Notes remain outstanding. During the first six months of 2009, $6.0 million principal amount of the 2015 Notes were repurchased for $3.3 million and retired, resulting in the recognition of a $2.7 million gain within other income and (expense), net on the condensed consolidated statement of operations.

The Ryerson Notes and guarantees are secured by a first-priority lien on substantially all of Ryerson and its guarantors’ present and future assets located in the United States (other than receivables and inventory and related general intangibles, certain other assets and proceeds thereof) including equipment, owned real property interests valued at $1 million or more, and all present and future shares of capital stock or other equity interests of each of Ryerson and its guarantors’ directly owned domestic subsidiaries and 65% of the present and future shares of capital stock or other equity interests, of each of Ryerson and its guarantor’s directly owned foreign restricted subsidiaries, in each case subject to certain exceptions and customary permitted liens. The Ryerson Notes and guarantees are secured on a second-priority basis by a lien on the assets that secure Ryerson’s obligations under the Ryerson Credit Facility. The Ryerson Notes contain customary covenants that, among other things, limit, subject to certain exceptions, Ryerson’s ability, and the ability of its restricted subsidiaries, to incur additional indebtedness, pay dividends on its capital stock or repurchase its capital stock, make investments, sell assets, engage in acquisitions, mergers or consolidations or create liens or use assets as security in other transactions. Subject to certain exceptions, Ryerson may only pay dividends to Ryerson Holding to the extent of 50% of future net income, once prior losses are offset.

The Ryerson Notes will be redeemable by Ryerson, in whole or in part, at any time on or after November 1, 2011 at specified redemption prices. Additionally, on or prior to November 1, 2010, the Company may redeem up to 35% of the outstanding 2015 Notes with the net proceeds of specified equity offerings at specified redemption prices. If a change of control occurs, Ryerson must offer to purchase the Ryerson Notes at 101% of their principal amount, plus accrued and unpaid interest.

Pursuant to a registration rights agreement, Ryerson agreed to file with the SEC by July 15, 2008 a registration statement with respect to an offer to exchange each of the notes for a new issue of debt securities registered under the Securities Act, with terms substantially identical to those of the Ryerson Notes and to consummate an exchange offer no later than November 12, 2008. Ryerson did not consummate an exchange offer by November 12, 2008 and therefore, was required to pay additional interest to the holders of the Ryerson Notes. As a result, Ryerson paid an additional approximately $0.6 million in interest to the holders of the Ryerson Notes with the interest payment on May 1, 2009. Ryerson completed the exchange offer on April 9, 2009. Upon completion of the exchange offer, Ryerson’s obligation to pay additional interest ceased.

$150 Million 8 1 /4% Senior Notes due 2011

At June 30, 2010, $4.1 million of the 8 1 /4% Senior Notes due 2011 (“2011 Notes”) remain outstanding. The 2011 Notes pay interest semi-annually and mature on December 15, 2011.

The 2011 Notes contained covenants, substantially all of which were removed pursuant to an amendment of the 2011 Notes as a result of the tender offer to repurchase the notes during 2007.

Foreign Debt

At June 30, 2010, Ryerson China’s total foreign borrowings were $10.6 million, of which, $8.5 million was owed to banks in Asia at a weighted average interest rate of 2.5% secured by inventory and property, plant and equipment. Ryerson China also owed $2.1 million at June 30, 2010 to Van Shung Chong Holdings Limited (“VSC”), our joint venture partner, at a weighted average interest rate of 0.2%. Of the total borrowings of $20.8 million outstanding at December 31, 2009, $12.6 million was owed to banks in Asia at a weighted average interest rate of 2.2% secured by inventory and property, plant and equipment. Ryerson China also owed $8.2 million at December 31, 2009 to VSC at a weighted average interest rate of 1.8%. Availability under the foreign credit lines was $17 million and $8 million at June 30, 2010 and December 31, 2009, respectively.

NOTE 8:  EMPLOYEE BENEFITS

The following table summarizes the components of net periodic benefit cost for the three-month and six-month periods ended June 30, 2010 and 2009 for the Ryerson pension plans and postretirement benefits other than pension:

	Three Months Ended June 30,
	Pension Benefits		Other Benefits
	2010	2009	2010	2009
	(In millions)
Components of net periodic benefit cost
Service cost	$1	$1	$—	$—
Interest cost	11	11	2	3
Expected return on assets	(12)	(12)	—	—
Recognized actuarial net (gain) loss	1	—	(1)	—

Net periodic benefit cost (credit)	$1	$—	$1	$3

	Six Months Ended June 30,
	Pension Benefits		Other Benefits
	2010	2009	2010	2009
	(In millions)
Components of net periodic benefit cost
Service cost	$2	$1	$1	$1
Interest cost	22	22	4	6
Expected return on assets	(24)	(24)	—	—
Recognized actuarial net (gain) loss	3	—	(2)	(1)
Curtailment gain	—	—	—	(1)

Net periodic benefit cost (credit)	$3	$(1)	$3	$5

In February 2009, the Company amended the terms of one of our Canadian post-retirement medical and life insurance plans which effectively eliminated benefits to a group of employees unless these individuals agreed to retire within 18 months of the effective date of April 1, 2009. This benefit curtailment action resulted in a gain of approximately $1.3 million during the first quarter of 2009.

Contributions

The Company has contributed $13 million to the pension plan fund through the six months ended June 30, 2010 and anticipates that it will have a minimum required pension contribution funding of approximately $33 million for the remaining six months of 2010.

NOTE 9:  COMMITMENTS AND CONTINGENCIES

From time to time, we are named as a defendant in legal actions incidental to our ordinary course of business. We do not believe that the resolution of these claims will have a material adverse effect on our financial position, results of operations or cash flows. We maintain liability insurance coverage to assist in protecting our assets from losses arising from or related to activities associated with business operations.

NOTE 10:  STOCKHOLDERS’ EQUITY AND OTHER COMPREHENSIVE INCOME

The following table details changes in capital accounts:

	Ryerson Holding Stockholders							Noncontrolling Interest	Total
	Common Stock		Capital in Excess of Par Value	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)
					Foreign Currency Translation	Benefit Plan Liabilities	Available-For-Sale Investment
	Shares	Dollars	Dollars	Dollars	Dollars	Dollars	Dollars	Dollars	Dollars
	(In millions)
Balance at December 31, 2009	5.0	$—	$443.5	$(169.4)	$(17.6)	$(118.7)	$—	$16.5	$154.3
Net loss	—	—	—	(36.4)	—	—	—	(0.1)	(36.5)
Foreign currency translation	—	—	—	—	(2.0)	—	—	0.3	(1.7)
Dividends	—	—	(213.8)	—	—	—	—	—	(213.8)
Benefit plan liabilities—adjustment for recognition of prior service cost and net loss, (net of tax provision of $0.3)	—	—	—	—	—	0.5	—	—	0.5
Unrealized gain on available-for-sale investment (net of tax provision of $0.1)	—	—	—	—	—	—	0.2	—	0.2

Balance at June 30, 2010	5.0	$—	$229.7	$(205.8)	$(19.6)	$(118.2)	$0.2	$16.7	$(97.0)

The following sets forth the components of comprehensive income:

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
	(In millions)
Net loss	$(21.7)	$(130.8)	$(36.5)	$(136.7)
Other comprehensive income (loss):
Foreign currency translation adjustments	(7.8)	16.3	(1.7)	6.5
Changes in unrecognized benefit costs, net of tax provision of $0.7 in 2009	—	—	—	1.4
Benefit plan liabilities—adjustment for recognition of prior service cost and net loss, net of tax provision of $0.3 in 2010 and tax benefit of $0.4 in 2009	0.3	(0.3)	0.5	(0.6)
Unrealized gain on available-for-sale investment, net of tax provision of $0.1 in 2010	0.2	—	0.2	—

Total comprehensive loss	(29.0)	(114.8)	(37.5)	(129.4)
Less: Comprehensive income (loss) attributable to noncontrolling interest	0.2	(0.7)	0.2	(1.8)

Comprehensive loss attributable to Ryerson Holding Corporation	$(29.2)	$(114.1)	$(37.7)	$(127.6)

NOTE 11:  RELATED PARTIES

JT Ryerson pays an affiliate of Platinum an annual monitoring fee of up to $5.0 million pursuant to a corporate advisory services agreement. The monitoring fee recorded in the first six months of 2010 and 2009 was $2.5 million.

On January 29, 2010, Ryerson Holding declared and paid a dividend of $213.8 million to its common stock stockholders.

NOTE 12:  INCOME TAXES

For the three months ended June 30, 2010, the Company recorded income tax expense from operations of $3.7 million compared to a $75.6 million income tax expense in the prior year. The $3.7 million tax provision in the second quarter of 2010 primarily related to an increase to the valuation allowance on foreign tax credits and to foreign income tax expense. The valuation allowance was adjusted to increase the allowance for changes in our deferred tax assets.

In accordance with ASC 740, “Income Taxes,” the Company assesses, on a quarterly basis, the realizability of its deferred tax assets. A valuation allowance must be established when, based upon the evaluation of all available evidence, it is more-likely-than-not that all or a portion of the deferred tax assets will not be realized. In making this determination, we analyzed, among other things, our recent history of earnings and cash flows, the nature and timing of future deductions and benefits represented by the deferred tax assets and our cumulative earnings for the last twelve quarters. As a result of the historical twelve quarters of cumulative U.S. pre-tax losses incurred during the second quarter of 2009, we were unable to rely on the positive evidence of projected future income. We reviewed all of the other future sources of taxable income such as: 1) the expected reversal of existing taxable temporary differences, 2) our ability to carryback taxable losses, and 3) the availability of prudent and feasible tax planning strategies. After considering both the positive and negative evidence for the second quarter of fiscal year 2009, the Company determined that it was more-likely-than-not that it would not realize the full value of a portion of its U.S. deferred tax assets. As a result, during the second quarter of 2009, the Company established a valuation allowance against its deferred tax assets in the U.S. to reduce them to the amount that is more-likely-than-not to be realized. The valuation allowance is reviewed quarterly and will be maintained until sufficient positive evidence exists to support the reversal of some or all of the valuation allowance. The valuation allowance balance was $101.8 million at June 30, 2010.

For the six months ended June 30, 2010, the Company recorded income tax expense of $6.3 million compared to $72.6 million of expense in the prior year. As discussed above, during the first six months of 2009 the Company recorded non-cash charges of $74.7 million to establish a valuation allowance against its U.S. deferred tax assets. The first six months of 2009 also included a $13.5 million charge to increase deferred tax liabilities related to the Company’s joint venture in India, which we determined was no longer permanently reinvested.

NOTE 13:  SUBSEQUENT EVENTS

On July 12, 2010, Ryerson Holding acquired VSC’s 20 percent ownership in Ryerson China for $17.5 million. Ryerson China is now a wholly-owned subsidiary of Ryerson Holding. The acquisition is not material to our consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Ryerson Holding Corporation

We have audited the accompanying consolidated balance sheets of Ryerson Holding Corporation and Subsidiary Companies (“the Company”) as of December 31, 2009 and 2008 and the related consolidated statements of operations, stockholders’ equity, and cash flows of the Company for the year ended December 31, 2009, December 31, 2008 and for the period from October 20, 2007 through December 31, 2007 and of the Predecessor for the period from January 1, 2007 through October 19, 2007. Our audits also included the financial statement schedule listed in the index to the consolidated financial statements. These financial statements and schedule are the responsibility of management of the Company. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows, for the year ended December 31, 2009, December 31, 2008 and for the period from October 20, 2007 through December 31, 2007 and of the Predecessor for the period from January 1, 2007 through October 19, 2007 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As described in Note 1 to the consolidated financial statements, effective January 1, 2009 the Company adopted ASC 810-10-45, “Consolidation—Other Presentation Matters” relating to the presentation and accounting for noncontrolling interests.

/s/ Ernst & Young LLP

Chicago, Illinois

March 10, 2010

RYERSON HOLDING CORPORATION AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions)

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
Net sales	$3,066.1	$5,309.8	$966.3	$5,035.6
Cost of materials sold	2,610.0	4,596.9	829.1	4,307.1

Gross profit	456.1	712.9	137.2	728.5
Warehousing, delivery, selling, general and administrative	483.8	586.1	126.9	569.5
Restructuring and plant closure costs	—	—	—	5.1
Gain on sale of assets	(3.3)	—	—	(7.2)
Impairment charge on fixed assets	19.3	—	—	—
Other postretirement benefits curtailment gain	(2.0)	—	—	—

Operating profit (loss)	(41.7)	126.8	10.3	161.1
Other expense:
Other income and (expense), net	(10.1)	29.2	2.4	(1.0)
Interest and other expense on debt	(72.9)	(109.9)	(30.8)	(55.1)

Income (loss) before income taxes	(124.7)	46.1	(18.1)	105.0
Provision (benefit) for income taxes	67.5	14.8	(6.9)	36.9

Net income (loss)	(192.2)	31.3	(11.2)	68.1
Less: Net income (loss) attributable to noncontrolling interest	(1.5)	(1.2)	—	—

Net income (loss) attributable to Ryerson Holding Corporation	(190.7)	32.5	(11.2)	68.1
Dividends on preferred stock	—	—	—	0.2

Net income (loss) applicable to common stock	$(190.7)	$32.5	$(11.2)	$67.9

See Notes to Consolidated Financial Statements.

RYERSON HOLDING CORPORATION AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
Operating Activities:
Net income (loss)	$(192.2)	$31.3	$(11.2)	$68.1

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	36.9	37.6	7.3	32.5
Stock-based compensation	—	—	—	24.5
Deferred income taxes	56.8	(12.8)	5.5	30.8
Deferred employee benefit costs	(10.0)	(19.2)	(3.8)	(7.1)
Excess tax benefit from stock-based compensation	—	—	(12.2)	(1.9)
Restructuring and plant closure costs	—	—	—	1.3
Gain on sale of assets	(3.3)	—	—	(7.2)
Impairment charge on fixed assets	19.3	—	—	—
Other postretirement benefits curtailment gain	(2.0)	—	—	—
Gain on retirement of debt	(2.7)	(18.2)	—	—
Gain on sale of bond investment	—	(6.7)	—	—
Change in operating assets and liabilities, net of effects of acquisitions:
Receivables	150.9	120.0	126.9	(68.3)
Inventories	226.9	262.4	(4.6)	488.6
Other assets	(1.6)	3.7	6.8	8.8
Accounts payable	(0.5)	(80.0)	(28.1)	48.9
Accrued liabilities	(38.8)	(50.3)	(16.4)	(10.5)
Accrued taxes payable/receivable	43.2	18.8	(17.0)	(51.3)
Other items	2.0	(6.1)	0.9	6.8

Net adjustments	477.1	249.2	65.3	495.9

Net cash provided by operating activities	284.9	280.5	54.1	564.0

Investing Activities:
Acquisitions, net of cash acquired	—	—	(1,065.4)	—
Decrease (increase) in restricted cash	(12.5)	(1.7)	0.5	(5.0)
Capital expenditures	(22.8)	(30.1)	(9.1)	(51.6)
Investment in joint venture	—	(18.5)	—	(0.2)
Increase in cash due to consolidation of joint venture	—	30.5	—	—
Loan to joint venture	—	(0.3)	—	—
Proceeds from sale of joint venture interest	49.0	1.0	—	—
Purchase of bond investment	—	(24.2)	—	—
Proceeds from sale of bond investment	—	30.9	—	—
Proceeds from sales of property, plant and equipment	18.4	31.7	4.4	32.8

Net cash provided by (used in) investing activities	32.1	19.3	(1,069.6)	(24.0)

Financing Activities:
Long-term debt issued	—	—	575.0	—
Repayment of debt assumed in acquisition	—	—	(648.8)	—
Repayment of debt	(3.3)	(71.7)	—	—
Proceeds from credit and securitization facility borrowings	—	1,210.0	560.0	1,195.0
Repayment of credit and securitization facility borrowings	—	(1,770.0)	—	(1,355.0)
Net short-term proceeds/(repayments) of short-term borrowings	(270.1)	426.8	60.2	(401.5)
Credit and securitization facility issuance costs	—	(0.3)	(18.2)	(1.8)
Long-term debt issuance costs	—	(1.7)	(17.5)	—
Net increase (decrease) in book overdrafts	(12.5)	9.9	(1.7)	(3.1)
Dividends paid	(56.5)	—	—	(4.1)
Capital contribution from Parent	—	—	500.0	—
Proceeds from exercise of common stock options	—	—	—	3.0
Excess tax benefit from stock-based compensation	—	—	12.2	1.9

Net cash provided by (used in) financing activities	(342.4)	(197.0)	1,021.2	(565.6)

Net increase (decrease) in cash and cash equivalents	(25.4)	102.8	5.7	(25.6)
Effect of exchange rate changes on cash and cash equivalents	10.0	(7.6)	—	—

Net change in cash and cash equivalents	(15.4)	95.2	5.7	(25.6)
Cash and cash equivalents—beginning of period	130.4	35.2	29.5	55.1

Cash and cash equivalents—end of period	$115.0	$130.4	$35.2	$29.5

Supplemental Disclosures
Cash paid during the period for:
Interest	$66.6	$106.9	$12.1	$49.0
Income taxes, net	(29.1)	9.7	2.8	58.7
See Notes to Consolidated Financial Statements.

RYERSON HOLDING CORPORATION AND SUBSIDIARY COMPANIES

CONSOLIDATED BALANCE SHEETS

(In millions, except shares)

	Successor		Unaudited Pro Forma
	At December 31, 2009	At December 31, 2008	At December 31, 2009
Assets
Current assets:
Cash and cash equivalents	$115.0	$130.4	$115.0
Restricted cash (Note 14)	19.5	7.0	19.5
Receivables less provision for allowances, claims and doubtful accounts of $10.5 in 2009 and $17.1 in 2008	357.4	500.9	357.4
Inventories (Note 3)	601.7	819.5	601.7
Prepaid expenses and other assets	42.8	48.3	42.8

Total current assets	1,136.4	1,506.1	1,136.4
Investments and advances	—	49.0	—
Property, plant and equipment, net of accumulated depreciation (Note 4)	477.5	547.7	477.5
Deferred income taxes (Note 11)	55.8	59.5	55.8
Other intangible assets (Note 13)	12.8	14.1	12.8
Goodwill (Note 12)	71.0	76.0	71.0
Deferred charges and other assets	22.3	29.5	28.7

Total assets	$1,775.8	$2,281.9	$1,782.2

Liabilities
Current liabilities:
Accounts payable	$173.7	$185.0	$173.7
Accrued liabilities:
Salaries, wages and commissions	36.7	55.8	36.7
Deferred income taxes	96.1	46.6	96.1
Interest on debt	9.5	11.0	9.5
Restructuring liabilities (Note 10)	0.9	7.7	0.9
Other accrued liabilities	25.1	36.0	25.1
Short-term credit facility borrowings (Note 5)	28.4	65.8	28.4
Current portion of deferred employee benefits	15.6	14.0	15.6

Total current liabilities	386.0	421.9	386.0
Long-term debt (Note 5)	725.8	964.5	946.0
Taxes and other credits	11.9	12.6	11.9
Deferred employee benefits (Note 9)	497.8	490.7	497.8

Total liabilities	1,621.5	1,889.7	1,841.7

Commitments and contingencies (Note 17)

Equity
Ryerson Holding Corporation stockholders’ equity:
Common stock, $0.01 par value; 10,000,000 shares authorized; 5,000,000 shares issued at 2009 and 2008 (Note 6)	—	—	—
Capital in excess of par value	443.5	500.0	229.7
Retained earnings (accumulated deficit)	(169.4)	21.3	(169.4)
Accumulated other comprehensive income (loss)	(136.3)	(147.3)	(136.3)

Total Ryerson Holding Corporation stockholders’ equity	137.8	374.0	(76.0)
Noncontrolling interest	16.5	18.2	16.5

Total equity	154.3	392.2	(59.5)

Total liabilities and equity	$1,775.8	$2,281.9	$1,782.2

See Notes to Consolidated Financial Statements.

RYERSON HOLDING CORPORATION AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In millions, except shares in thousands)

	Ryerson Holding Corporation Stockholders											Noncontrolling Interest	Total
	Common Stock		Treasury Stock						Accumulated Other Comprehensive Income (Loss)
					Preferred Stock Series A		Capital in Excess of Par Value	Retained Earnings (Accumulated Deficit)	Foreign Currency Translation	Benefit Plan Liabilities	Unrealized Gain (Loss) on Derivative Instruments
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Dollars	Dollars	Dollars	Dollars	Dollars	Dollars	Dollars
Predecessor
Balance at January 1, 2007	50,556	$50.6	(24,094)	$(701.1)	79	$0.1	$831.7	$534.8	$11.0	$(78.5)	$0.1	$—	$648.7
Net income	—	—	—	—	—	—	—	68.1	—	—	—	—	68.1
Dividends declared: Common	—	—	—	—	—	—	—	(2.5)	—	—	—	—	(2.5)
Dividends declared: Preferred	—	—	—	—	—	—	—	(0.2)	—	—	—	—	(0.2)
Series A Conversion	—	—	5	0.1	(5)	—	(0.1)	—	—	—	—	—	—
Issued under stock-based compensation plans	—	—	211	6.4	—	—	1.0	—	—	—	—	—	7.4
Foreign currency translation	—	—	—	—	—	—	—	—	34.6	—	—	—	34.6
Changes in unrecognized benefit costs (net of tax benefit of $4.2)	—	—	—	—	—	—	—	—	—	(6.4)	—	—	(6.4)
Adoption of SFAS 158 change in measurement date (net of tax provision of $6.9)	—	—	—	—	—	—	—	(2.4)	—	10.6	—	—	8.2
Adoption of FIN 48	—	—	—	—	—	—	—	0.8	—	—	—	—	0.8
Unrealized loss on derivative instruments	—	—	—	—	—	—	—	—	—	—	(1.0)	—	(1.0)

Balance at October 19, 2007	50,556	$50.6	(23,878)	$(694.6)	74	$0.1	$832.6	$598.6	$45.6	$(74.3)	$(0.9)	$—	$757.7

RYERSON HOLDING CORPORATION AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In millions, except shares in thousands)—(Continued)

	Ryerson Holding Corporation Stockholders											Noncontrolling Interest	Total
	Common Stock		Treasury Stock						Accumulated Other Comprehensive Income (Loss)
					Preferred Stock Series A		Capital in Excess of Par Value	Retained Earnings (Accumulated Deficit)	Foreign Currency Translation	Benefit Plan Liabilities	Unrealized Gain (Loss) on Derivative Instruments
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Dollars	Dollars	Dollars	Dollars	Dollars	Dollars	Dollars
Successor
Initial capital contribution from Parent	5,000	$—	—	$—	—	$—	$500.0	$—	$—	$—	$—	$—	$500.0
Net income	—	—	—	—	—	—	—	(11.2)	—	—	—	—	(11.2)
Foreign currency translation	—	—	—	—	—	—	—	—	(2.6)	—	—	—	(2.6)
Changes in unrecognized benefit costs (net of tax provision of $8.2)	—	—	—	—	—	—	—	—	—	13.0	—	—	13.0

Balance at December 31, 2007	5,000	$—	—	$—	—	$—	$500.0	$(11.2)	$(2.6)	$13.0	$—	$—	$499.2
Consolidation of joint venture	—	—	—	—	—	—	—	—	—	—	—	33.3	33.3
Net income	—	—	—	—	—	—	—	32.5	—	—	—	(1.2)	31.3
Foreign currency translation	—	—	—	—	—	—	—	—	(43.0)	—	—	(0.1)	(43.1)
Additional investment in joint venture	—	—	—	—	—	—	—	—	—	—	—	(13.8)	(13.8)
Changes in unrecognized benefit costs (net of tax benefit of $72.7)	—	—	—	—	—	—	—	—	—	(114.7)	—	—	(114.7)

Balance at December 31, 2008	5,000	$—	—	$—	—	$—	$500.0	$21.3	$(45.6)	$(101.7)	$—	$18.2	$392.2
Net loss	—	—	—	—	—	—	—	(190.7)	—	—	—	(1.5)	(192.2)
Foreign currency translation	—	—	—	—	—	—	—	—	28.0	—	—	(0.2)	27.8
Dividends	—	—	—	—	—	—	(56.5)	—	—	—	—	—	(56.5)
Changes in unrecognized benefit costs (net of tax benefit of $1.8)	—	—	—	—	—	—	—	—	—	(17.0)	—	—	(17.0)

Balance at December 31, 2009	5,000	$—	—	$—	—	$—	$443.5	$(169.4)	$(17.6)	$(118.7)	$—	$16.5	$154.3

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:  Statement of Accounting and Financial Policies

Business Description and Basis of Presentation. Ryerson Holding Corporation (“Ryerson Holding”), a Delaware corporation, is the parent company of Ryerson Inc. (“Ryerson”), a Delaware corporation (see Note 2). Ryerson Holding, formerly named Rhombus Holding Corporation, is 99% owned by affiliates of Platinum Equity, LLC (“Platinum”).

Ryerson conducts materials distribution operations in the United States through its wholly-owned direct and indirect subsidiaries Joseph T. Ryerson & Son, Inc. (“JT Ryerson”), and in Canada through its indirect wholly-owned subsidiary Ryerson Canada, Inc., a Canadian corporation (“Ryerson Canada”). Unless the context indicates otherwise, Ryerson Holding, Ryerson, JT Ryerson, and Ryerson Canada, together with their subsidiaries, are collectively referred to herein as “we,” “us,” “our,” or the “Company.”

Effective January 1, 2007, Ryerson’s operating subsidiaries Integris Metals Ltd., a Canadian federal corporation and Ryerson Canada, Inc., an Ontario corporation, were amalgamated as Ryerson Canada. Ryerson’s operating subsidiary Lancaster Steel Service Company, Inc., a New York corporation, was merged into JT Ryerson effective July 1, 2007.

In addition to our United States and Canada operations, we conduct materials distribution operations in China through VSC-Ryerson China Limited (“VSC-Ryerson”), a company in which we have a 80% ownership percentage. We conducted material distribution operations in India through Tata Ryerson Limited, a joint venture with Tata Steel Limited, an integrated steel manufacturer in India through July 10, 2009, the date on which we sold our ownership interest to our joint venture partner (see Note 20).

Due to the Merger (as defined in Note 2), fiscal 2007 consists of two separate periods of January 1, 2007 to October 19, 2007 (Predecessor) and October 20, 2007 to December 31, 2007 (Successor).

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) 105, FASB Accounting Standards Codification (“ASC 105”). The statement confirmed that the FASB Accounting Standards Codification (the “Codification”) is the single official source of authoritative generally accepted accounting principles (“GAAP”) in the United States (other than guidance issued by the SEC), superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force, and related literature. The Codification does not change GAAP. Instead, it introduces a new structure that is organized in an easily accessible, user-friendly online research system. The Codification, which changed the referencing of financial standards, is effective for interim and annual periods ending on or after September 15, 2009. Thereafter, only one level of authoritative GAAP exists. All other literature is considered non-authoritative. The adoption of ASC 105 did not impact the Company’s financial condition or results of operations.

Principles of Consolidation. The Company consolidates entities in which it owns or controls more than 50% of the voting shares. All significant intercompany balances and transactions have been eliminated in consolidation. Additionally, variable interest entities that do not have sufficient equity investment to permit the entity to finance its activities without additional subordinated support from other parties or whose equity investors lack the characteristics of a controlling financial interest for which the Company is the primary beneficiary are included in the consolidated financial statements. There were no such variable entities that were required to be consolidated as of December 31, 2009 or 2008.

Noncontrolling Interests. Effective January 1, 2009, we adopted ASC 810-10-45, “Consolidation—Other Presentation Matters” (“ASC 810-10-45”) relating to the presentation and accounting for noncontrolling interests. ASC 810-10-45, which has been retrospectively applied in the accompanying consolidated financial statements, requires the Company’s noncontrolling interest to be separately presented as a component of stockholders’ equity on the Consolidated Balance Sheet and to include the earnings of a consolidated subsidiary in net income within the Consolidated Statement of Operations.

Business Segments. FASB ASC 280, “Segment Reporting” (“ASC 280”), establishes standards for reporting information on operating segments in interim and annual financial statements. During 2009, we reorganized the company such that one of the U.S. operating segments was absorbed by the remaining operating segments. Also, due to our expanding presence in metals service centers in China, we now consider it an operating segment. We had six operating segments based on geographic regions at December 31, 2009. Our Chief Executive Officer, together with the Operating Committee selected by our Board of Directors, serve as our Chief Operating Decision Market (CODM). Our CODM reviews financial information for purposes of making operational decisions and assessing financial performance. We aggregate our operating segments into one reportable segment, metal service centers, per criteria set forth in ASC 280.

Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.

Reclassifications. Certain prior period amounts have been reclassified to conform to the 2009 presentation.

Equity Investments. Investments in affiliates in which the Company’s ownership is 20% to 50% are accounted for by the equity method. Equity income is reported in “Cost of materials sold” in the Consolidated Statements of Operations. Equity income during the year ended December 31, 2009 totaled $0.7 million, for the year ended December 31, 2008 totaled $7.6 million, for the period from October 20, 2007 to December 31, 2007 totaled $0.9 million, and for the period from January 1, 2007 to October 19, 2007 totaled $0.8 million.

Revenue Recognition. Revenue is recognized in accordance with FASB ASC 605, “Revenue Recognition.” Revenue is recognized upon delivery of product to customers. The timing of shipment is substantially the same as the timing of delivery to customers given the proximity of the Company’s distribution sites to its customers. Revenue is recorded net of returns, allowances, customer discounts and incentives. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net (excluded from revenues) basis.

Provision for allowances, claims and doubtful accounts. The Company performs ongoing credit evaluations of customers and set credit limits based upon review of the customers’ current credit information and payment history. The Company monitors customer payments and maintains a provision for estimated credit losses based on historical experience and specific customer collection issues that the Company has identified. Estimation of such losses requires adjusting historical loss experience for current economic conditions and judgments about the probable effects of economic conditions on certain customers. The Company cannot guarantee that the rate of future credit losses will be similar to past experience. Provisions for allowances and claims are based upon historical rates, expected trends and estimate of potential returns, allowances, customer discounts and incentives. The Company considers all available information when assessing the adequacy of the provision for allowances, claims and doubtful accounts.

Stock-Based Compensation. With the adoption of FASB ASC 718 “Compensation—Stock Compensation” (“ASC 718”) the Company elected to amortize stock-based compensation for awards granted on or after January 1, 2006 on a straight-line basis over the requisite service (vesting) period for the entire award.

Shipping and Handling Fees and Costs. Shipping and handling fees billed to customers are classified in “Net Sales” in our Consolidated Statement of Operations. Shipping and handling costs, primarily distribution costs, are classified in “Warehousing, delivery, selling, general and administrative” expenses in our Consolidated Statement of Operations. These costs totaled $73.0 million for the year ended December 31, 2009, $100.6 million for the year ended December 31, 2008, $19.5 million for the period October 20 to December 31, 2007, and $88.4 million for the period January 1 to October 19, 2007.

Benefits for Retired Employees. The Company recognizes the funded status of its defined benefit pension and other postretirement plans in the Consolidated Balance Sheets, with changes in the funded status recognized through accumulated other comprehensive income (loss), net of tax, in the year in which the changes occur. The estimated cost of the Company’s defined benefit pension plan and its postretirement medical benefits are determined annually after considering information provided by consulting actuaries. Key factors used in developing estimates of these liabilities include assumptions related to discount rates, rates of return on investments, future compensation costs, healthcare cost trends, benefit payment patterns and other factors. The cost of these benefits for retirees is accrued during their term of employment (see Note 9). Pensions are funded primarily in accordance with the requirements of the Employee Retirement Income Security Act (“ERISA”) of 1974 and the Pension Protection Act of 2006 into a trust established for the Ryerson Pension Plan. Costs for retired employee medical benefits are funded when claims are submitted. Certain salaried employees are covered by a defined contribution plan, for which the cost is expensed in the period earned.

Cash Equivalents. Cash equivalents reflected in the financial statements are highly liquid, short-term investments with original maturities of three months or less that are an integral part of the Company’s cash management portfolio. Checks issued in excess of funds on deposit at the bank represent “book” overdrafts and are reclassified to accounts payable. Amounts reclassified totaled $25.7 million and $38.2 million at December 31, 2009 and 2008, respectively.

Inventory Valuation. Inventories are stated at the lower of cost or market value. We use the last-in, first-out (“LIFO”) method for valuing our domestic inventories. We use the weighted-average cost and the specific cost method for valuing our foreign inventories (see Note 3).

Property, Plant and Equipment. Property, plant and equipment are depreciated, for financial reporting purposes, using the straight-line method over the estimated useful lives of the assets. The provision for depreciation in all periods presented is based on the following estimated useful lives of the assets:

Land improvements	20 years
Buildings	45 years
Machinery and equipment	15 years
Furniture and fixtures	10 years
Transportation equipment	6 years

Expenditures for normal repairs and maintenance are charged against income in the period incurred.

Goodwill. In accordance with FASB ASC 350, “Intangibles—Goodwill and Other” (“ASC 350”), goodwill is reviewed at least annually for impairment using a two-step approach. In the first step, the Company tests for impairment of goodwill by estimating the fair values of its reporting units using the present value of future cash flows approach, subject to a comparison for reasonableness to a market approach at the date of valuation. If the carrying amount exceeds the fair value, the second step of the goodwill impairment test is performed to measure the amount of the impairment loss, if any. In the second step the implied fair value of the goodwill is estimated as the fair value of the reporting unit used in the first step less the fair value of all other net tangible and intangible assets of the reporting unit. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to that excess, not to exceed the carrying amount of the goodwill. In addition, goodwill of a reporting unit is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The Company performs its annual impairment testing during the fourth quarter and determined that there was no impairment in 2009.

Long-lived Assets and Other Intangible Assets. Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment is recognized. Any related impairment loss is calculated based upon comparison of the fair value to the carrying value of the asset. Separate intangible assets that have finite useful lives are amortized over their useful lives. An impaired intangible asset would be written down to fair value, using the discounted cash flow method. Other intangible assets were amortized primarily over a period of 3 to 5 years up to and including October 19, 2007 and over a period of 13 years on and after October 20, 2007.

Deferred financing costs associated with the issuance of debt are being amortized using the effective interest method over the life of the debt (see Note 5).

Income Taxes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company follows detailed guidelines in each tax jurisdiction when reviewing tax assets recorded on the balance sheet and provides for valuation allowances when it is more likely than not that the asset will not be realized.

Foreign Currency. The Company translates assets and liabilities of its foreign subsidiaries, where the functional currency is the local currency, into U.S. dollars at the current rate of exchange on the last day of the reporting period. Revenues and expenses are translated at the average monthly exchange rates prevailing during the year.

For foreign currency transactions, the Company translates these amounts to the Company’s functional currency at the exchange rate effective on the invoice date. If the exchange rate changes between the time of purchase and the time actual payment is made, a foreign exchange transaction gain or loss results which is included in determining net income for the period. The Company recognized a $14.9 million exchange loss for the year ended December 31, 2009, $2.1 million exchange gain for the year ended December 31, 2008, a $0.5 million exchange loss for the period from October 20 to December 31, 2007, and a $0.7 million exchange loss for the period from January 1 to October 19, 2007. These amounts are primarily classified in “Other income and expense, net” in our Consolidated Statement of Operations.

Recent Accounting Pronouncements

In December 2007, the FASB released ASC 810-10-45, “Consolidation—Other Presentation Matters” (“ASC 810-10-45”). This statement requires entities to report noncontrolling (minority) interests as a component of stockholders’ equity on the balance sheet; include all earnings of a consolidated subsidiary in consolidated results of operations; and treat all transactions between an entity and noncontrolling interest holders as equity transactions between the parties. We adopted ASC 810-10-45 as of January 1, 2009 and appropriately applied the presentation and disclosure requirements described above retrospectively.

In March 2008, the FASB issued ASC 815-10-50, “Derivatives and Hedging—Disclosure” (“ASC 815-10-50”). This statement is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures. The Company adopted ASC 815-10-50 as of January 1, 2009 and appropriately applied the disclosure requirements in the accompanying financial statements.

In May 2008, the FASB issued ASC 470-20-65, “Debt with Conversion and Other Options” (“ASC 470-20-65”). The guidance clarifies the accounting for convertible debt instruments that may be settled in cash (including partial cash settlement) upon conversion. It requires issuers to account separately for the liability and equity components of certain convertible debt instruments in a manner that reflects the issuer’s nonconvertible debt (unsecured debt) borrowing rate when interest cost is recognized. It also requires bifurcation of a component of the debt, classification of that component in equity and the accretion of the resulting discount on the debt to be recognized as part of interest expense in our consolidated statement of operations. The literature requires retrospective application to the terms of instruments, as they existed for all periods presented. The Company adopted the provisions of ASC 470-20-65 on January 1, 2009. The adoption did not have a material impact on our financial statements.

In December 2008, the FASB issued ASC 715-20-65, “Compensation—Retirement Benefits” (“ASC 715-20-65”). ASC 715-20-65 provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The disclosures about plan assets required shall be provided for fiscal years ending after December 15, 2009. The required disclosures are provided in Note 9.

In April 2009, the FASB released ASC 825-10-65, “Financial Instruments—Transition and Open Effective Date Information” (“ASC 825-10-65”), which amends ASC 825-10-50, “Financial Instruments—Disclosure,” to require disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements. It also amends ASC 270, “Interim Reporting,” to require those disclosures in all interim financial statements. It is effective for interim periods ending after June 15, 2009. We adopted ASC 825-10-65 during the second quarter of fiscal 2009.

In May 2009, the FASB issued ASC 855, “Subsequent Events” (“ASC 855”). The objective of this statement is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this statement sets forth: a) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; b) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and c) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. In accordance with this statement, an entity should apply the requirements to interim or annual financial periods ending after June 15, 2009. We adopted ASC 855 in the second quarter of fiscal 2009 and the adoption did not have a material impact on our consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-05, “Measuring Liabilities at Fair Value,” which clarifies that in circumstances where a quoted market price in an active market for an identical liability is not available, a reporting entity must measure fair value of the liability using one of the following techniques: 1) the quoted price of the identical liability when traded as an asset; 2) quoted prices for similar liabilities when traded as assets; or 3) another valuation technique, such as a present value technique or the amount that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability that is consistent with the provisions of ASC 820, “Fair Value Measurements and Disclosures.” This statement becomes effective for the first reporting period (including interim periods) beginning after issuance. We adopted this statement during the fourth quarter of fiscal 2009. The adoption did not have an impact on our financial statements.

In January 2010, the FASB issued ASU 2010-6, “Improving Disclosures About Fair Value Measurements” (“ASU 2010-6”), which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. ASU 2010-6 is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. We do not expect the adoption of ASU 2010-6 to have a material impact on our consolidated financial statements.

Note 2:  Business Combinations

Platinum Acquisition

On October 19, 2007, the merger of Rhombus Merger Corporation (“Merger Sub”), a wholly-owned subsidiary of Ryerson Holding, with and into Ryerson (the “Merger”), was consummated in accordance with the Agreement and Plan of Merger, dated July 24, 2007, by and among Ryerson, Ryerson Holding and Merger Sub (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, each outstanding share of Ryerson Common Stock and Series A $2.40 Cumulative Convertible Preferred Stock was converted into the right to receive $34.50 in cash. Upon the closing of the Merger, Ryerson became a wholly-owned subsidiary of Ryerson Holding. Ryerson Holding is 99% owned by Platinum.

On October 19, 2007, Merger Sub issued $150 million Floating Rate Senior Secured Notes due November 1, 2014 (the “2014 Notes”) and $425 million 12% Senior Secured Notes due November 1, 2015 (the “2015 Notes”) (together, the “Ryerson Notes”). Merger Sub was formed solely for the purpose of merging with and into Ryerson. Ryerson is the surviving corporation of the Merger and assumed the obligations of Merger Sub. Also, on October 19, 2007, Merger Sub entered into a 5-year, $1.35 billion revolving credit facility agreement (the “Ryerson Credit Facility”) with a maturity date of October 18, 2012. In addition to the new debt, Merger Sub received a $500 million capital contribution from Platinum. The proceeds from the issuance of the initial notes, the initial borrowings under the Ryerson Credit Facility and the capital contribution were used to (i) finance the Merger; (ii) repay and terminate our then outstanding 5-year, $750 million revolving credit facility and $450 million revolving securitization facility; (iii) purchase our 8 1/4% Senior Notes due 2011 (“2011 Notes”) and pay related tender offer costs; (iv) purchase our 3.50% Convertible Senior Notes due 2024 (“2024 Notes”) and pay related conversion premiums; and (v) pay other costs and expenses related to the transactions.

The Merger has been accounted for under the purchase method of accounting, and accordingly, the purchase price has been allocated to the identifiable assets and liabilities based on estimated fair values at the acquisition date. In connection with the Merger, Ryerson Holding paid a total cash purchase price of $1,065 million, net of cash acquired, plus the assumption of $653 million of debt to acquire Ryerson. Goodwill recorded in connection with the Platinum Acquisition is not deductible for income tax purposes. Platinum acquired Ryerson as an additional holding in a diverse group of portfolio companies. The Company believes the resulting goodwill reflects the synergistic benefits of applying Platinum’s expertise to improve operations and customer service.

A summary of the fair values of the assets acquired and liabilities assumed is as follows:

	At October 19, 2007
	(In millions)
Cash and cash equivalents	$29.5
Restricted cash	5.0
Accounts receivable	726.8
Inventories	1,061.5
Prepaid expenses and other current assets	55.1
Investments and advances	72.9
Property, plant & equipment	585.0
Goodwill	70.0
Other Intangibles	15.0
Other assets	23.9

Total assets acquired		2,644.7
Current liabilities	(532.2)
Long-term debt	(652.9)
Deferred employee benefits and other credits	(364.7)

Total liabilities assumed		(1,549.8)

Net assets acquired		$1,094.9

The following unaudited pro forma information presents consolidated results of operations for the year ended December 31, 2007 as if the Merger on October 19, 2007 had occurred January 1, 2007:

Pro Forma Year Ended December 31, 2007
(In millions)
Net sales	$6,001.9
Net income (loss)	$99.0

VSC-Ryerson

During the fourth quarter of 2008, the Company acquired an additional 40% interest in VSC-Ryerson, a joint venture with Van Shung Chong Holdings Limited. The Company’s total contribution in 2008 was $18.5 million, increasing our ownership percentage to 80%. Based on our ownership percentage, we have fully consolidated the operations of VSC-Ryerson as of October 31, 2008.

Note 3:  Inventories

Inventories were classified on December 31 as follows:

	At December 31,
	2009	2008
	(In millions)
In process and finished products	$601.7	$819.5

If current cost had been used to value inventories, such inventories would have been $72 million lower than reported at December 31, 2009 and $102 million higher than reported at December 31, 2008. Approximately 85% and 90% of inventories are accounted for under the LIFO method at December 31, 2009 and 2008, respectively. Non-LIFO inventories consist primarily of inventory at our foreign facilities using the weighted-average cost and the specific cost methods. Substantially all of our inventories consist of finished products.

During the period from January 1, 2007 to October 19, 2007 as well as during 2008, inventory quantities were reduced. These reductions resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of current year purchases. The effect of the LIFO liquidations decreased cost of goods sold during the period from January 1, 2007 to October 19, 2007 and for the year ended 2008 by approximately $69 million and $16 million and increased net income by approximately $42 million and $10 million, respectively.

Note 4:  Property, Plant and Equipment

Property, plant and equipment consisted of the following at December 31:

	At December 31,
	2009	2008
	(In millions)
Land and land improvements	$100.0	$109.5
Buildings and leasehold improvements	185.1	194.7
Machinery, equipment and other	256.6	270.3
Construction in progress	3.3	9.8

Total	545.0	584.3
Less: Accumulated depreciation	(67.5)	(36.6)

Net property, plant and equipment	$477.5	$547.7

The Company recorded a $19.3 million impairment charge in 2009 related to fixed assets. Of this impairment charge, $1.8 related to certain assets that we determined did not have a recoverable carrying value based on the projected undiscounted cash flows, and $17.5 million related to certain assets held for sale in order to recognize the assets at their fair value less cost to sell in accordance with FASB ASC 360-10-35-43, “Property, Plant and Equipment—Other Presentation Matters.” The fair values of each property were determined based on appraisals obtained from a third party as well as pending sales contracts. In total, the Company had $24.0 million of assets held for sale, classified within other current assets as of December 31, 2009.

Note 5:  Long-Term Debt

Long-term debt consisted of the following at December 31:

	At December 31,
	2009	2008
	(In millions)
Ryerson Credit Facility	$250.2	$518.3
12% Senior Notes due 2015	376.2	382.2
Floating Rate Senior Notes due 2014	102.9	102.9
8 1/4 % Senior Notes due 2011	4.1	4.1
Foreign debt	20.8	22.8

Total debt	754.2	1,030.3
Less:
Short-term credit facility borrowings	7.6	43.0
Foreign debt	20.8	22.8

Total long-term debt	$725.8	$964.5

The principal payments required to be made on debt during the next five fiscal years are shown below:

Amount
(In millions)
For the year ended 12/31/10	$20.8
For the year ended 12/31/11	4.1
For the year ended 12/31/12	250.2
For the year ended 12/31/13	—
For the year ended 12/31/14	102.9
For the years ended thereafter	376.2

Ryerson Credit Facility

On October 19, 2007, Merger Sub entered into a 5-year, $1.35 billion revolving credit facility agreement with a maturity date of October 18, 2012. Initial proceeds from the Ryerson Credit Facility were used to finance the Merger and pay merger related transaction costs.

At December 31, 2009, the Company had $250.2 million of outstanding borrowings, $32 million of letters of credit issued and $268 million available under the $1.35 billion Ryerson Credit Facility compared to $518.3 million of outstanding borrowings, $32 million of letters of credit issued and $469 million available at December 31, 2008. Total credit availability is limited by the amount of eligible account receivables and inventory pledged as collateral under the agreement insofar as the Company is subject to a borrowing base comprised of the aggregate of these two amounts, less applicable reserves. Eligible account receivables, at any date of determination, are comprised of the aggregate value of all accounts directly created by a borrower in the ordinary course of business arising out of the sale of goods or the rendition of services, each of which has been invoiced, with such receivables adjusted to exclude various ineligible accounts, including, among other things, those to which a borrower does not have sole and absolute title and accounts arising out of a sale of an employee, officer, director, or affiliate of the borrower. The weighted average interest rate on the borrowings under the Ryerson Credit Facility was 2.1 percent and 6.4 percent at December 31, 2009 and 2008, respectively.

Amounts outstanding under the Ryerson Credit Facility bear interest at a rate determined by reference to the base rate (Bank of America’s prime rate) or a LIBOR rate or, for the Company’s Canadian subsidiary which is a borrower, a rate determined by reference to the Canadian base rate (Bank of America-Canada Branch’s “Base Rate” for loans in U.S. Dollars in Canada) or the BA rate (average annual rate applicable to Canadian Dollar bankers’ acceptances) or a LIBOR rate and the Canadian prime rate (Bank of America-Canada Branch’s “Prime Rate.”). The spread over the base rate and Canadian prime rate is between 0.25% and 1.00% and the spread over the LIBOR and for the bankers’ acceptances is between 1.25% and 2.00%, depending on the amount available to be borrowed. Overdue amounts and all amounts owed during the existence of a default bear interest at 2% above the rate otherwise applicable thereto. The Company also pays commitment fees on amounts not borrowed at a rate between 0.25% and 0.35% depending on the average borrowings as a percentage of the total $1.35 billion agreement during a rolling three month period.

Borrowings under the Ryerson Credit Facility are secured by first-priority liens on all of the inventory, accounts receivable, lockbox accounts and related assets of Ryerson, other subsidiary borrowers and certain other U.S. subsidiaries of Ryerson that act as guarantors.

The Ryerson Credit Facility contains covenants that, among other things, restrict Ryerson and its subsidiaries with respect to the incurrence of debt, the creation of liens, transactions with affiliates, mergers and consolidations, sales of assets and acquisitions. The Ryerson Credit Facility also requires that, if availability under the Ryerson Credit Facility declines to a certain level, Ryerson maintain a minimum fixed charge coverage ratio as of the end of each fiscal quarter.

The Ryerson Credit Facility contains events of default with respect to, among other things, default in the payment of principal when due or the payment of interest, fees and other amounts after a specified grace period, material misrepresentations, failure to perform certain specified covenants, certain bankruptcy events, the invalidity of certain security agreements or guarantees, material judgments and the occurrence of a change of control of Ryerson. If such an event of default occurs, the lenders under the Ryerson Credit Facility will be entitled to various remedies, including acceleration of amounts outstanding under the Ryerson Credit Facility and all other actions permitted to be taken by secured creditors.

The lenders under the Ryerson Credit Facility have the ability to reject a borrowing request if any event, circumstance or development has occurred that has had or could reasonably be expected to have a material adverse effect on Ryerson. If Ryerson or any significant subsidiaries becomes insolvent or commences bankruptcy proceedings, all amounts borrowed under the Ryerson Credit Facility will become immediately due and payable.

Ryerson Notes

On October 19, 2007, Merger Sub issued the Ryerson Notes. The 2014 Notes bear interest at a rate, reset quarterly, of LIBOR plus 7.375% per annum. The 2015 Notes bear interest at a rate of 12% per annum. The Ryerson Notes are fully and unconditionally guaranteed on a senior secured basis by certain of Ryerson’s existing and future domestic subsidiaries (including those existing and future domestic subsidiaries that are co-borrowers or guarantee obligations under our Ryerson Credit Facility).

At December 31, 2009, $376.2 million of the 2015 Notes and $102.9 million of the 2014 Notes remain outstanding. During 2009, $6.0 million principal amount of the 2015 Notes were repurchased for $3.3 million and retired, resulting in the recognition of a $2.7 million gain within other income and (expense), net on the consolidated statement of operations. During 2008, $42.8 million principal amount of the 2015 Notes and $47.1 million principal amount of the 2014 Notes were repurchased and retired, resulting in the recognition of a $18.2 million gain within other income and (expense), net on the consolidated statement of operations.

The Ryerson Notes and guarantees are secured by a first-priority lien on substantially all of our and our guarantors’ present and future assets located in the United States (other than receivables and inventory and related general intangibles, certain other assets and proceeds thereof) including equipment, owned real property interests valued at $1 million or more and all present and future shares of capital stock or other equity interests of each of Ryerson and its guarantors’ directly owned domestic subsidiaries and 65% of the present and future shares of capital stock or other equity interests, of each of Ryerson and its guarantors’ directly owned foreign restricted subsidiaries, in each case subject to certain exceptions and customary permitted liens. The Ryerson Notes and guarantees are secured on a second-priority basis by a lien on the assets that secure our obligations under the Ryerson Credit Facility. The Ryerson Notes contain customary covenants that, among other things, limit, subject to certain exceptions, Ryerson’s ability, and its ability of its restricted subsidiaries, to incur additional indebtedness, pay dividends on our capital stock or repurchase its capital stock, make investments, sell assets, engage in acquisitions, mergers or consolidations or create liens or use assets as security in other transactions. Subject to certain exceptions, Ryerson Inc. may only pay dividends to Ryerson Holding to the extent of 50% of future net income, once prior losses are offset.

The Ryerson Notes will be redeemable by Ryerson, in whole or in part, at any time on or after November 1, 2011 at a specified redemption price. Additionally, on or prior to November 1, 2010, Ryerson may redeem up to 35% of the outstanding Ryerson Notes, with the net proceeds of specified equity offerings at specified redemption prices. If a change of control occurs, Ryerson must offer to purchase the Ryerson Notes at 101% of their principal amount, plus accrued and unpaid interest.

Pursuant to a registration rights agreement, Ryerson agreed to file with the SEC by July 15, 2008, a registration statement with respect to an offer to exchange each of the notes for a new issue of our debt securities registered under the Securities Act, with terms substantially identical to those of the Ryerson Notes and to consummate an exchange offer no later than November 12, 2008. Ryerson did not consummate an exchange offer by November 12, 2008 and therefore, was required to pay additional interest to the holders of the initial notes. As a result, Ryerson paid an additional approximately $0.6 million in interest to the holders of the Ryerson Notes with the interest payment on May 1, 2009. Ryerson completed the exchange offer on April 9, 2009. Upon completion of the exchange offer, Ryerson’s obligation to pay additional interest ceased.

Amended Credit Facility

On January 26, 2007, the Company entered into an amended and restated revolving credit facility of $1.1 billion that would have expired on January 4, 2011. This transaction resulted in a 5-year, $750 million revolving credit facility (the “Amended Credit Facility”). During the first quarter of 2007, $2.7 million of unamortized debt issuance costs associated with our prior credit facility were written off upon entering into the Amended Credit Facility. The Amended Credit Facility was repaid and terminated in connection with the Merger (see Note 2) on October 19, 2007.

Securitization Facility

On January 26, 2007, Ryerson Funding LLC, a wholly-owned special purpose subsidiary of JT Ryerson entered into a 5-year, $450 million revolving securitization facility (the “Securitization Facility”). The Securitization Facility was repaid and terminated in connection with the Merger (see Note 2) on October 19, 2007.

$175 Million 3.50% Convertible Senior Notes due 2024

As a result of the Merger (see Note 2), $175 million principal of the 2024 Notes were repurchased and retired between October 20, 2007 and December 31, 2007. During the first quarter of 2007, $2.9 million of unamortized debt issuance costs associated with the 2024 Notes were written off as a consequence of the notes becoming convertible and being classified as short-term debt.

$150 Million 8 1 /4% Senior Notes due 2011

As a result of the Merger (see Note 2), $145.9 million principal of the 2011 Notes were repurchased between October 20, 2007 and December 31, 2007 with $4.1 million outstanding at December 31, 2009 and 2008. The 2011 Notes pay interest semi-annually and mature on December 15, 2011.

The 2011 Notes contained covenants, substantially all of which were removed pursuant to an amendment of the 2011 Notes as a result of the tender offer to repurchase the notes upon the Merger.

Foreign Debt

Based on our ownership percentage, we fully consolidated the operations of VSC-Ryerson as of October 31, 2008. Of the total borrowings of $20.8 million outstanding at December 31, 2009, $12.6 million was owed to banks in Asia at a weighted average interest rate of 2.2% secured by inventory and property, plant and equipment. VSC-Ryerson also owed $8.2 million at December 31, 2009 to Van Shung Chong Holdings Limited (“VSC”), our joint venture partner, at a weighted average interest rate of 1.8%. Of the total borrowings of $22.8 million outstanding at December 31, 2008, $14.1 million was owed to banks in Asia at a weighted average interest rate of 5.6% secured by inventory and property, plant and equipment. VSC-Ryerson also owed $8.7 million at December 31, 2008 to VSC, at a weighted average interest rate of 2.9%.

Note 6:  Stockholders’ Equity

On October 19, 2007, the Merger was consummated. Pursuant to the terms of the Merger Agreement, each outstanding share of Ryerson common stock and Series A $2.40 cumulative convertible preferred stock was converted into the right to receive $34.50 in cash.

In connection with the Merger, all of the Ryerson common stock, Series A $2.40 convertible preferred stock and stock owned by Ryerson as treasury stock was retired. Ryerson Holding was formed on July 16, 2007 with 10,000,000 shares of common stock authorized, $0.01 par value per share. As of December 31, 2009 and 2008, the Company had 5,000,000 shares of common stock issued and outstanding.

Dividends declared for common stock was $0.10 per share for the period January 1, 2007 to October 19, 2007 and $0.20 per share for the year ended December 31, 2006. Dividends declared for preferred stock was $1.20 per share for the period January 1, 2007 to October 19, 2007. Prior to October 19, 2007, dividends were paid quarterly. We declared and paid a dividend of $56.5 million to our common stock stockholders in July 2009.

Note 7:  Stock-Based Compensation

Effective January 1, 2006, the Company adopted ASC 718, “Compensation — Stock Compensation” (“ASC 718”) using the modified prospective method, in which compensation cost was recognized beginning with the effective date for (a) all share-based payments granted after the effective date and (b) all awards granted to employees prior to the effective date of ASC 718 that remained unvested on the effective date. In accordance with the modified prospective method, results for prior periods have not been restated.

Prior to the adoption of ASC 718, as permitted under SFAS 123, “Accounting for Stock-Based Compensation,” the Company elected to follow APB 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for stock-based awards to employees through December 31, 2005. Accordingly, compensation cost for stock options and nonvested stock grants was measured as the excess, if any, of the market price of the Ryerson’s common stock at the date of grant over the exercise price and was charged to operating expense over the vesting period. The majority of stock-based compensation expense prior to the adoption of ASC 718 related to performance awards and nonvested stock grants. The following table illustrates stock-based compensation recognized in the statement of operations by category of award:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
	(In millions)
Stock-based compensation related to:
Performance awards	$—	$—	$—	$19.6
Grants of nonvested stock	—	—	—	3.4
Supplemental savings plan	—	—	—	1.0
Stock appreciation rights	—	—	—	0.5

Stock-based compensation recognized in the statement of operations	$—	$—	$—	$24.5

The total tax benefit realized for the tax deduction for stock-based compensation was $12.2 million for the period October 20, 2007 to December 31, 2007 and $1.9 million for the period January 1 to October 19, 2007.

With the adoption of ASC 718, the Company elected to amortize stock-based compensation for awards granted on or after the adoption on a straight-line basis over the requisite service (vesting) period for the entire award. The stock-based compensation cost that has been recognized in the statement of operations is included in the Warehousing, delivery, selling, general and administrative line item.

Company Plans and Directors’ Compensation Plan

The Company had various equity based plans which include the 2002 Incentive Stock Plan, the 1999 Incentive Stock Plan, the 1995 Incentive Stock Plan and the Directors’ Compensation Plan (collectively, the “Corporation Equity Plans”). Effective and upon the consummation of the Merger (see Note 2) on October 19, 2007, the Corporation Equity Plans were terminated.

Supplemental Savings Plan

The Company’s nonqualified unfunded supplemental savings plan allows highly compensated employees who make the maximum annual 401(k) contributions allowed by the Internal Revenue Code to the savings plan to make additional contributions of their base salary exceeding the IRS—allowed limits to the nonqualified supplemental savings plan and to receive the same level of benefits (including a credit for Company matching contributions) they would have received if those IRS limits did not exist. The nonqualified supplemental savings plan allows deferred amounts to be credited with interest at the rate paid by the qualified savings plan’s most restrictive fund, the Managed Income Portfolio Fund II (or successor fund), or to be accounted for as phantom stock units. The phantom stock units were classified as liability awards. Upon the consummation of the Merger (see Note 2) on October 19, 2007, $3.0 million of the phantom stock units were converted into a deferred account to be credited with interest at the rate paid by the Managed Income Portfolio Fund II.

Summary of Assumptions and Activity

Performance awards are classified as liabilities and remeasured at each reporting date until the date of settlement. Performance awards expense was accelerated during the period ending October 19, 2007, in accordance with certain plan provision of the Merger Agreement. Effective with the Merger (see Note 2), a portion of the nonvested performance awards vested and were settled with a cash payment of $28.9 million. All remaining nonvested performance awards were canceled upon consummation of the Merger. As of December 31, 2009, there was no unrecognized compensation related to nonvested performance awards since there were no nonvested performance awards outstanding.

The fair value of each share of the Company’s nonvested restricted stock was measured on the grant date. Unrecognized restricted stock expense was accelerated during the period ending October 19, 2007, in accordance with certain plan provision of the Merger Agreement. Effective with the Merger (see Note 2), all nonvested restricted stock awards vested. As of December 31, 2009, there was no unrecognized compensation related to nonvested restricted stock since there were no nonvested restricted stock awards outstanding. The fair value of shares vested during the period January 1 to October 19, 2007 was $5.6 million.

No options were granted in 2009, 2008, or 2007. The total intrinsic value of options exercised during the period January 1 to October 19, 2007 prior to the Merger was $2.9 million and an additional $31.1 million effective with the Merger. Upon the exercise of options, the Company issued common stock from its treasury shares. Cash received from option exercises during the period January 1 to October 19, 2007 was $3.0 million. The tax benefit realized from stock options exercised was $12.2 million for period October 20, 2007 to December 31, 2007 and $1.2 million for the period January, 1 2007 to October 19, 2007.

Participation Plan

In 2009, Ryerson Holding adopted the 2009 Participation Plan (as amended and restated, the “Plan”). The purpose of the Plan is to provide incentive compensation to key employees of the Company by granting performance units. The value of the performance units is related to the appreciation in the value of the Company from and after the date of grant and the performance units vest over a period specified in the applicable award agreement, which typically vest over 44 months. The Plan may be altered, amended or terminated by the Company at any time. All performance units will terminate upon termination of the plan or expiration on February 15, 2014. Participants in the Plan may be entitled to receive compensation for their vested units if certain performance-based “qualifying events” occur during the participant’s employment with the Company or during a short period following the participant’s death.

There are two “qualifying events” defined in the Plan: (1) a “qualifying sale event” in which there is a sale of some or all of the stock of Ryerson Holding then held by Ryerson Holding’s principal stockholders and (2) a “qualifying distribution” in which Ryerson Holding pays a cash dividend to its principal stockholders. Upon the occurrence of a Qualifying Event, participants with vested units may receive an amount equal to the difference between: (i) the value (as defined by the Plan) of the units on the date of the qualifying event, and (ii) the value of the units assigned on the date of grant. No amounts are due to participants until the total cash dividends and net proceeds from the sale of common stock to Ryerson Holding’s principle stockholder exceeds $875 million. Upon termination, with or without cause, units are forfeited, except in the case of death, as described in the Plan. As of December 31, 2009, 87,500,000 units have been authorized and granted, 8,750,000 units have been forfeited, and 39,375,000 units have vested and 39,375,000 units are nonvested as of the date hereof. The Company is accounting for this Plan in accordance with ASC 718. Since the occurrence of future “qualifying events” is not determinable or estimable, no liability or expense has been recognized to date. The fair value of the performance units are based upon cash dividends to and net proceeds from sales of common stock of Ryerson Holding by its principal stockholders through the end of each period that have occurred or are probable. The fair value of the performance units on their grant date in 2009 and at December 31, 2009, which included cash dividends of $56.5 million paid in 2009 and $213.8 million paid on January 29, 2010, was zero.

Note 8:  Derivatives and Fair Value of Financial Instruments

Derivatives

The Company adopted the provisions of FASB ASC 815-10-50, “Derivatives and Hedging—Disclosure” (“ASC 815-10-50”) as of January 1, 2009. This statement is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures.

The Company is exposed to certain risks relating to its ongoing business operations. The primary risks managed by using derivative instruments are interest rate risk, foreign currency risk, and commodity price risk. Interest rate swaps are entered into to manage interest rate risk associated with the Company’s floating-rate borrowings. We use foreign currency exchange contracts to hedge our Canadian subsidiaries’ variability in cash flows from the forecasted payment of currencies other than the functional currency. From time to time, we may enter into fixed price sales contracts with our customers for certain of our inventory components. We may enter into metal commodity futures and options contracts periodically to reduce volatility in the price of these metals. The Company currently does not account for its derivative contracts as hedges, but rather marks them to market with a corresponding offset to current earnings. The fair value of each contract is determined using Level 2 inputs and the market approach valuation technique, as described in FASB ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”).

The following table summarizes the location and fair value amount of our derivative instruments reported in our consolidated balance sheet as of December 31, 2009 and December 31, 2008:

	Asset Derivatives				Liability Derivatives
	December 31, 2009		December 31, 2008		December 31, 2009		December 31, 2008
Derivatives not designated as hedging instruments under ASC 815	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
	(In millions)
Interest rate contracts	N/A	$—	N/A	$—	Non-current taxes and other liabilities	$1.0	Non-current taxes and other liabilities	$3.3
Foreign exchange contracts	N/A	—	Deferred charges and other non- current assets	0.5	Non-current taxes and other liabilities	0.1	N/A	—
Commodity contracts	Receivables less provision for allowances, claims and doubtful accounts	0.7	N/A	—	N/A	—	Accounts Payable	3.3

Total derivatives		$0.7		$0.5		$1.1		$6.6

The Company’s interest rate forward contracts had a notional amount of $100 million and $160 million as of December 31, 2009 and December 31, 2008, respectively. As of December 31, 2009 and December 31, 2008, the Company’s foreign currency exchange contracts had a U.S. dollar notional amount of $15.9 million and $7.3 million, respectively. As of December 31, 2009 and December 31, 2008, the Company had 428 and 574 metric tons, respectively, of nickel futures or option contracts related to forecasted purchases.

The following table summarizes the location and amount of gains and losses reported in our consolidated statement of operations for the years ended December 31, 2009 and 2008, and the periods from October 20 to December 31, 2007 and January 1 to October 19, 2007:

Derivatives not designated as hedging instruments under ASC 815	Location of Gain/(Loss) Recognized in Income on Derivative	Amount of Gain/(Loss) Recognized in Income on Derivatives
		Successor			Predecessor
		Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
		(In millions)
Interest rate contracts	Interest and other expense on debt	$(1.8)	$(2.7)	$(1.3)	$—
Foreign exchange contracts	Other income and (expense), net	(0.3)	0.4	3.8	(1.8)
Commodity contracts	Cost of materials sold	3.5	(4.5)	(0.5)	—

Total		$1.4	$(6.8)	$2.0	$(1.8)

Fair Value of Financial Instruments

Effective January 1, 2008, the Company partially adopted ASC 820, which primarily requires expanded disclosure for assets and liabilities recorded on the balance sheet at fair value. As permitted by ASC 820-10-65-1, the Company adopted of the nonrecurring fair value measurement disclosures of nonfinancial assets and liabilities on January 1, 2009. The adoption did not have a material impact on our consolidated financial statements. To increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

1.	Level 1—quoted prices (unadjusted) in active markets for identical asset or liabilities that the Company has the ability to access as of the reporting date.

2.	Level 2—inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

3.	Level 3—unobservable inputs, such as internally-developed pricing models for the asset or liability due to little or no market activity for the asset or liability.

The following table presents assets and liabilities measured and recorded at fair value on our Consolidated Balance Sheets on a recurring basis and their level within the fair value hierarchy as of December 31, 2009:

	At December 31, 2009
	Level 1	Level 2	Level 3
	(In millions)
Assets
Cash equivalents	$0.1	$80.0	$—
Mark-to-market derivatives	—	0.7	—
Liabilities
Mark-to-market derivatives	—	1.1	—

The following table presents assets and liabilities measured and recorded at fair value on our Consolidated Balance Sheets on a non-recurring basis and their level within the fair value hierarchy as of December 31, 2009:

	At December 31, 2009
	Level 1	Level 2	Level 3
	(In millions)
Assets
Impaired assets (Note 4)	$—	$27.2	$—

The carrying and estimated fair values of the Company’s financial instruments at December 31, 2009 and December 31, 2008 were as follows:

	December 31, 2009		December 31, 2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In millions)
Cash and cash equivalents	$115.0	$115.0	$130.4	$130.4
Receivables less provision for allowances, claims and doubtful accounts	357.4	357.4	500.9	500.9
Accounts payable	173.7	173.7	185.0	185.0
Long-term debt, including current portion	754.2	750.1	1,030.3	839.7

The estimated fair value of the Company’s cash and cash equivalents, receivables less provision for allowances, claims and doubtful accounts and accounts payable approximate their carrying amounts due to the short-term nature of these financial instruments. The estimated fair value of the Company’s long-term debt and the current portions thereof is determined by using quoted market prices of Company debt securities, where available, and from analyses performed using current interest rates considering credit ratings and the remaining terms of maturity.

Note 9:  Employee Benefits

The Company adopted FASB ASC 715, “Compensation—Retirement Benefits” (“ASC 715”) in the fourth quarter of 2006. In addition to requirements for an employer to recognize in its consolidated balance sheet an asset for a plan’s overfunded status or a liability for a plan’s underfunded status and to recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur, ASC 715 requires an employer to measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year.

Prior to January 1, 1998, the Company’s non-contributory defined benefit pension plan covered certain employees, retirees and their beneficiaries. Benefits provided to participants of the plan were based on pay and years of service for salaried employees and years of service and a fixed rate or a rate determined by job grade for all wage employees, including employees under collective bargaining agreements.

Effective January 1, 1998, the Company froze the benefits accrued under its defined benefit pension plan for certain salaried employees, and instituted a defined contribution plan. Effective March 31, 2000, benefits for certain salaried employees of J. M. Tull Metals Company and AFCO Metals, subsidiaries that were merged into JT Ryerson, were similarly frozen, with the employees becoming participants in the Company’s defined contribution plan. Salaried employees who vested in their benefits accrued under the defined benefit plan at December 31, 1997, and March 31, 2000, are entitled to those benefits upon retirement. Certain transition rules have been established for those salaried employees meeting specified age and service requirements. For the years ended December 31, 2009 and 2008, the periods October 20 to December 31, 2007 and January 1 to October 19, 2007, expense recognized for such defined contribution plans was $4.2 million, $9.7 million, $1.6 million, and $9.8 million, respectively. The Company temporarily froze company matching 401(k) contributions beginning in February 2009 through December 31, 2009, resulting in the decrease in expense from prior years.

In February and December 2009, the Company amended the terms of two of our Canadian post-retirement medical and life insurance plans which effectively eliminated benefits to a group of employees unless these individuals agreed to retire by October 1, 2010. These actions meet the definition of a curtailment under FASB ASC 715-30-15 and resulted in a curtailment gain of approximately $2 million for the year ended December 31, 2009.

The Company has other deferred employee benefit plans, including supplemental pension plans, the liability for which totaled $15.7 million at December 31, 2009 and $14.4 million at December 31, 2008.

Summary of Assumptions and Activity

The tables included below provide reconciliations of benefit obligations and fair value of plan assets of the Company plans as well as the funded status and components of net periodic benefit costs for each period related to each plan. The Company uses a December 31 measurement date to determine the pension and other postretirement benefit information. The Company also used a measurement date of October 19, 2007 due to the Merger. The assumptions used to determine benefit obligations at the end of the periods and net periodic benefit costs for the Pension Benefits for U.S. plans were as follows:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
Discount rate for calculating obligations	5.80%	6.30%	6.50%	6.20%
Discount rate for calculating net periodic benefit cost	6.30	6.50	6.20	5.90
Expected rate of return on plan assets	8.75	8.75	8.75	8.75
Rate of compensation increase	4.00	4.00	4.00	4.00

The expected rate of return on U.S. plan assets is 8.75% for 2010.

The assumptions used to determine benefit obligations at the end of the periods and net periodic benefit costs for the Other Postretirement Benefits, primarily health care, for U.S. plans were as follows:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
Discount rate for calculating obligations	5.70%	6.30%	6.40%	6.15%
Discount rate for calculating net periodic benefit cost	6.30	6.40	6.15	5.85
Rate of compensation increase	4.00	4.00	4.00	4.00

The assumptions used to determine benefit obligations at the end of the periods and net periodic benefit costs for the Pension Benefits for Canadian plans were as follows:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
Discount rate for calculating obligations	5.75%	7.50%	5.50%	5.75%
Discount rate for calculating net periodic benefit cost	7.50	5.50	5.75	5.25
Expected rate of return on plan assets	7.00	7.00	6.50	7.00
Rate of compensation increase	3.50	3.50	3.50	3.50

The expected rate of return on Canadian plan assets is 7.00% for 2010.

The assumptions used to determine benefit obligations at the end of the periods and net periodic benefit costs for the Other Postretirement Benefits, primarily healthcare, for Canadian plans were as follows:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
Discount rate for calculating obligations	5.75%	7.50%	5.50%	5.75%
Discount rate for calculating net periodic benefit cost	7.50	5.50	5.75	5.25
Rate of compensation increase	3.50	3.50	3.50	3.50

	Year Ended December 31,
	Pension Benefits		Other Benefits
	2009	2008	2009	2008
	(In millions)
Change in Benefit Obligation
Benefit obligation at beginning of period	$726	$725	$194	$225
Service cost	2	3	2	2
Interest cost	44	45	12	14
Plan amendments	2	—	(1)	2
Actuarial (gain) loss	37	8	(22)	(34)
Curtailment gain	—	—	(2)	—
Effect of changes in exchange rates	7	(10)	2	(4)
Benefits paid (net of participant contributions and Medicare subsidy)	(49)	(45)	(11)	(11)

Benefit obligation at end of period	$769	$726	$174	$194

Accumulated benefit obligation at end of period	$765	$723	N/A	N/A

Change in Plan Assets
Plan assets at fair value at beginning of period	$430	$629	$—	$—
Actual return (loss) on plan assets	51	(161)	—	—
Employer contributions	8	17	12	12
Effect of changes in exchange rates	6	(10)	—	—
Benefits paid (net of participant contributions)	(49)	(45)	(12)	(12)

Plan assets at fair value at end of period	$446	$430	$—	$—

Reconciliation of Amount Recognized
Funded status	$(323)	$(296)	$(174)	$(194)

Amounts recognized in balance sheet consist of:
Current liabilities	$—	$—	$(14)	$(13)
Noncurrent liabilities	(323)	(296)	(160)	(181)

Net benefit liability at the end of the period	$(323)	$(296)	$(174)	$(194)

Canadian benefit obligations represented $49 million and $35 million of the Company’s total Pension Benefits obligations at December 31, 2009 and 2008, respectively. Canadian plan assets represented $46 million and $35 million of the Company’s total plan assets at fair value at December 31, 2009 and 2008, respectively. In addition, Canadian benefit obligations represented $15 million and $14 million of the Company’s total Other Benefits obligation at December 31, 2009 and 2008, respectively.

Amounts recognized in accumulated other comprehensive income (loss) at December 31, 2009 and 2008 consist of the following:

	At December 31,
	Pension Benefits		Other Benefits
	2009	2008	2009	2008
	(In millions)
Amounts recognized in accumulated other comprehensive income (loss), pre–tax, consists of
Net actuarial (gain) loss	$249	$213	$(67)	$(48)
Prior service cost	2	—	1	2

Total	$251	$213	$(66)	$(46)

Net actuarial losses of $5.9 million and prior service costs of 0.2 million for pension benefits and net actuarial gains of $4.7 million and $0.1 million of prior service costs for other postretirement benefits are expected to be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year.

Amounts recognized in other comprehensive income (loss) for the years ended December 31, 2009 and 2008 consist of the following:

	Year Ended December 31,
	Pension Benefits		Other Benefits
	2009	2008	2009	2008
	(In millions)
Amounts recognized in other comprehensive income (loss), pre–tax, consists of
Net actuarial loss (gain)	$35	$221	$(22)	$(33)
Amortization of net actuarial gain	—	—	3	—
Prior service cost (credit)	2	—	(1)	2

Total recognized in other comprehensive income (loss)	$37	$221	$(20)	$(31)

For measurement purposes for U.S. plans at December 31, 2009, the annual rate of increase in the per capita cost of covered health care benefits was 9 percent for all participants, grading down to 5 percent in 2017, the level at which it is expected to remain. For measurement purposes for U.S. plans at December 31, 2008, the annual rate of increase in the per capita cost of covered health care benefits was 8.5 percent for participants less than 65 years old and 9 percent for participants greater than 65 years old in 2008, grading down to 5 percent in 2015, the level at which it is expected to remain. For measurement purposes for Canadian plans at December 31, 2009, the annual rate of increase in the per capita cost of covered health care benefits was 12 percent per annum, grading down to 5 percent in 2023, the level at which it is expected to remain. For measurement purposes for Canadian plans at December 31, 2008, the annual rate of increase in the per capita cost of covered health care benefits for the Company’s salaried plan was 10 percent per annum, grading down to 6 percent in 2012, and 12 percent per annum, grading down to 6 percent in 2014 for the Company’s bargaining plan, the level at which it is expected to remain. For measurement purposes for U.S. plans at December 31, 2007 and October 19, 2007, the annual rate of increase in the per capita cost of covered health care benefits was 8.5 percent for participants less than 65 years old and 10 percent for participants greater than 65 years old in 2007, grading down to 5 percent in 2012, the level at which it is expected to remain. For measurement purposes for Canadian plans at December 31, 2007 and October 19, 2007, the annual rate of increase in the per capita cost of covered health care benefits was 12 percent per annum, grading down to 6 percent in 2013, the level at which it is expected to remain.

	Pension Benefits				Other Benefits
	Successor			Predecessor	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
	(In millions)
Components of net periodic benefit cost
Service cost	$2	$3	$1	$4	$2	$3	$1	$3
Interest cost	45	45	9	32	12	13	3	9
Expected return on assets	(49)	(52)	(11)	(40)	—	—	—	—
Amortization of prior service cost (credit)	—	—	—	1	—	—	—	(4)
Recognized actuarial loss (gain)	—	—	—	8	(3)	—	—	1
Curtailment gain	—	—	—	—	(2)	—	—	—

Net periodic benefit cost (credit)	$(2)	$(4)	$(1)	$5	$9	$16	$4	$9

The assumed health care cost trend rate has an effect on the amounts reported for the health care plans. For purposes of determining net periodic benefit cost for U.S plans, the annual rate of increase in the per capita cost of covered health care benefits was 8.5 percent for participants less than 65 years old and 9 percent for participants greater than 65 years old for the year ended December 31, 2009, grading down to 5 percent in 2015. For purposes of determining net periodic benefit cost for Canadian plans, the annual rate of increase in the per capita cost of covered health care benefits was 12 percent for the year ended December 31, 2009, grading down to 5 percent in 2023. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	1% increase	1% decrease
	(In millions)
Effect on service cost plus interest cost	$0.8	$(0.7)
Effect on postretirement benefit obligation	9.0	(7.4)

Pension Trust Assets

The expected long-term rate of return on pension trust assets is 7.00% to 8.75% based on the historical investment returns of the trust, the forecasted returns of the asset classes and a survey of comparable pension plan sponsors.

The Company’s pension trust weighted-average asset allocations at December 31, 2009 and 2008, by asset category are as follows:

	Trust Assets at December 31,
	2009	2008
Equity securities	64.0%	58.6%
Debt securities	26.6	26.2
Real Estate	4.8	10.1
Other	4.6	5.1

Total	100.0%	100.0%

The Board of Directors of Ryerson has general supervisory authority over the Pension Trust Fund and approves the investment policies and plan asset target allocation. An internal management committee provides on-going oversight of plan assets in accordance with the approved policies and asset allocation ranges and has the authority to appoint and dismiss investment managers. The investment policy objectives are to maximize long-term return from a diversified pool of assets while minimizing the risk of large losses, and to maintain adequate liquidity to permit timely payment of all benefits. The policies include diversification requirements and restrictions on concentration in any one single issuer or asset class. The currently approved asset investment classes are cash; fixed income; domestic equities; international equities; real estate; private equities and hedge funds of funds. Company management allocates the plan assets among the approved investment classes and provides appropriate directions to the investment managers pursuant to such allocations. The approved target ranges and allocations as of the December 31, 2009 and 2008 measurement dates were as follows:

	Range	Target
Equity securities	30-85%	73%
Debt securities	5-50	13
Real Estate	0-15	9
Other	0-15	5

Total		100%

The fair value of Ryerson’s pension plan assets at December 31, 2009 by asset category are as follows:

		Fair Value Measurements at December 31, 2009
Asset Category	Total	Level 1	Level 2	Level 3
		(In millions)
Cash	$1.3	$1.3	$—	$—
Equity securities:
US large cap	131.8	131.8	—	—
US small/mid cap	39.7	39.7	—	—
Canadian large cap	12.9	12.9	—	—
Canadian small cap	1.1	1.1	—	—
Other international companies	66.0	66.0	—	—
Emerging market companies	4.0	4.0	—	—
Fixed income securities:
U.S. Treasuries	16.5	16.5	—	—
Investment grade debt	47.3	47.3	—	—
Non-investment grade debt	23.8	23.8	—	—
Municipality / non-corporate debt	0.1	0.1	—	—
Emerging market debt	11.6	11.6	—	—
Asset backed debt	1.8	1.8	—	—
Agency non-mortgage debt	1.0	1.0	—	—
Agency mortgage debt	9.2	9.2	—	—
Mortgage-backed securities	6.7	6.7	—	—
Sub-prime securities	0.8	0.8	—	—
Other types of investments:
Multi-strategy funds	19.2	—	—	19.2
Private equity funds	29.8	—	—	29.8
Real estate	21.4	—	—	21.4

Total	$446.0	$375.6	$—	$70.4

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Multi-Strategy Hedge funds	Private Equity Funds	Real Estate	Total
	(In millions)
Beginning balance at December 31, 2008	$19.0	$29.1	$39.8	$87.9
Actual return on plan assets:
Relating to assets still held at the reporting date	0.2	0.7	(18.4)	(17.5)

Ending balance at December 31, 2009	$19.2	$29.8	$21.4	$70.4

Securities listed on one or more national securities exchanges are valued at their last reported sales price on the date of valuation. If no sale occurred on the valuation date, the security is valued at the mean of the last “bid” and “ask” prices on the valuation date.

Corporate and government bonds which are not listed or admitted to trading on any securities exchanges are valued at the average mean of the last bid and ask prices on the valuation date based on quotations supplied by recognized quotation services or by reputable broker dealers.

The non-publicly traded securities, other securities or instruments for which reliable market quotations are not available are valued at each investment manager’s discretion. Valuations will depend on facts and circumstances known as of the valuation date and application of certain valuation methods.

Contributions

The Company contributed $7.5 million for the year ended December 31, 2009, $16.8 million for the year ended December 31, 2008, $0.3 million for the period October 20, 2007 to December 31, 2007, and $12.4 million for the period January 1, 2007 to October 19, 2007, to improve the funded status of the plans. The Company anticipates that it will have a minimum required pension contribution funding of approximately $46 million in 2010.

Estimated Future Benefit Payments

	Pension Benefits	Other Benefits
	(In millions)
2010	$50.0	$15.8
2011	50.5	15.8
2012	51.4	15.7
2013	52.2	15.5
2014	52.8	15.2
2015-2019	273.9	73.5

Note 10:  Restructuring Charges

The following summarizes restructuring accrual activity for the years ended December 31, 2009 and 2008, periods October 20, 2007 to December 31, 2007, and January 1, 2007 to October 19, 2007:

	Employee related costs	Tenancy and other costs	Total restructuring costs
	(In millions)
Predecessor
Balance at January 1, 2007	$2.2	$1.3	$3.5
Restructuring charges	4.3	0.8	5.1
Cash payments	(2.3)	(0.7)	(3.0)
Non-cash adjustments	(0.7)	(0.6)	(1.3)

Balance at October 19, 2007	$3.5	$0.8	$4.3

Successor
Exit plan liability assumed in acquisition	$111.5	$3.2	$114.7
Cash payments	(14.8)	(0.2)	(15.0)
Non-cash adjustments	(57.9)	—	(57.9)

Balance at December 31, 2007	$38.8	$3.0	$41.8
Adjustment to plan liability	(4.1)	(0.3)	(4.4)
Cash payments	(28.1)	(1.2)	(29.3)
Reduction to reserve	(0.4)	—	(0.4)

Balance at December 31, 2008	$6.2	$1.5	$7.7
Adjustment to plan liability	—	(0.3)	(0.3)
Cash payments	(6.1)	(0.3)	(6.4)
Reclassifications	0.4	(0.4)	—
Reduction to reserve	(0.1)	—	(0.1)

Balance at December 31, 2009	$0.4	$0.5	$0.9

2009

During 2009, the Company paid $6.4 million related to the exit plan liability recorded on October 19, 2007, as part of the Merger. The Company also recorded a $0.3 million reduction to the exit plan liability primarily due to lower property taxes on closed facilities than estimated in the initial restructuring plan. The remaining balance as of December 31, 2009 is expected to be paid during 2010.

2008

During 2008, the Company paid $29.3 million related to the exit plan liability recorded on October 19, 2007, as part of the Merger. The Company also recorded a $4.4 million reduction to the exit plan liability primarily due to 277 fewer employee terminations than anticipated in the initial restructuring plan. The reduction to the exit plan liability reduced goodwill by $2.6 million, net of tax. The Company also recorded a $0.4 million reduction to the exit plan liability in the fourth quarter of 2008 which was credited to warehousing, delivery, selling, general and administrative expense.

2007

On October 19, 2007, as part of the Merger, the Company recorded a liability of $114.7 million for exit costs assumed in the acquisition, which are the result of a preliminary plan of facility consolidations and organizational restructuring. The liability consists of future cash outlays for employee-related costs, including severance for 1,148 employees and employee relocation costs, totaling $53.6 million, future cash outlays for tenancy and other costs totaling $3.2 million and non-cash costs of $57.9 million for pensions and other postretirement benefits, which are shown as a reduction in the table above as such amounts are included in the deferred employee benefits liability at December 31, 2007.

From January 1, 2007 through October 19, 2007, the Company recorded a charge of $5.1 million due to workforce reductions and other tenancy obligations resulting from our integration of Integris Metals, Inc. Included in the charges were future cash outlays for employee-related costs of $3.6 million, including severance for 153 employees, non-cash costs of $0.7 million for pensions and other postretirement benefits, $0.2 million for future lease payments for closed facilities and non-cash costs of $0.6 million for impairment of leased facilities.

Note 11:  Income Taxes

The elements of the provision (benefit) for income taxes were as follows:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
	(In millions)
Income (loss) before income tax:
Federal	$(106.7)	$10.7	$(27.2)	$77.0
Foreign	(18.0)	35.4	9.1	28.0

	$(124.7)	$46.1	$(18.1)	$105.0

Current income taxes:
Federal	$3.4	$14.6	$(15.1)	$(4.0)
Foreign	7.5	9.9	2.6	9.6
State	(0.2)	3.1	0.1	0.5

	10.7	27.6	(12.4)	6.1
Deferred income taxes	56.8	(12.8)	5.5	30.8

Total tax provision (benefit)	$67.5	$14.8	$(6.9)	$36.9

Income taxes differ from the amounts computed by applying the federal tax rate as follows:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
	(In millions)
Federal income tax expense computed at statutory tax rate of 35%	$(43.6)	$16.1	$(6.3)	$36.8
Additional taxes or credits from:
State and local income taxes, net of federal income tax effect	(1.3)	2.4	(0.4)	2.7
Foreign tax credit	(8.5)	—	—	—
Other Non-deductible expenses	1.5	0.7	0.3	0.8
Domestic production activities benefit	(1.3)	(2.2)	—	—
Foreign income not includable in federal taxable income	2.6	(2.0)	(0.4)	(0.3)
Canadian taxes	3.0	(0.5)	(0.2)	—
Indian taxes	8.3	—	—	—
Tax on sale of foreign joint venture	14.5	—	—	—
Tax examination settlement and expiration of statute of limitations	—	—	—	(3.9)
Valuation allowance	92.7	—	—	0.2
All other, net	(0.4)	0.3	0.1	0.6

Total income tax provision (benefit)	$67.5	$14.8	$(6.9)	$36.9

The components of the deferred income tax assets and liabilities arising under FASB ASC 740, “Income Taxes,” (“ASC 740”) were as follows:

	At December 31,
	2009	2008
	(In millions)
Deferred tax assets:
AMT tax credit carryforwards	$47	$21
Post-retirement benefits other than pensions	70	76
State net operating loss carryforwards	5	5
Bad debt allowances	3	5
Pension liability	130	114
Restructuring and shut down reserves	2	1
Other deductible temporary differences	18	23
Less: valuation allowances	(99)	—

	$176	$245

Deferred tax liabilities:
Fixed asset basis difference	$116	$129
Other intangibles	4	5
Inventory basis difference	96	98

	216	232

Net deferred tax asset (liability)	$(40)	$13

The Company had available at December 31, 2009, federal AMT credit carryforwards of approximately $47 million, which may be used indefinitely to reduce regular federal income taxes.

At December 31, 2009 and December 31, 2008, the deferred tax asset related to the Company’s postretirement benefits other than pensions was $70 million and $76 million, respectively. At December 31, 2009 and at December 31, 2008, the Company also had a deferred tax asset related to the Company’s pension liability of $130 million and $114 million, respectively. To the extent that future annual charges continue to exceed amounts deductible for tax purposes, these deferred tax assets will continue to grow. Thereafter, even if the Company should have a tax loss in any year in which the deductible amount would exceed the financial statement expense, the tax law provides for a 20-year carryforward period for that loss.

The Company had $5 million, net of tax, state net operating loss (“NOL”) carryforwards available at December 31, 2009.

In accordance with FASB ASC 740, “Income Taxes,” the Company assesses, on a quarterly basis, the realizability of its deferred tax assets. A valuation allowance must be established when, based upon the evaluation of all available evidence, it is more-likely-than-not that all or a portion of the deferred tax assets will not be realized. In making this determination, we analyzed, among other things, our recent history of earnings and cash flows, the nature and timing of future deductions and benefits represented by the deferred tax assets and our cumulative earnings for the last twelve quarters. As a result of the historical twelve quarters of cumulative U.S. pre-tax losses incurred during the second quarter of 2009, we were unable to rely on the positive evidence of projected future income. We reviewed all of the other future sources of taxable income such as: 1) the expected reversal of existing taxable temporary differences, 2) our ability to carryback taxable losses, and 3) the availability of prudent and feasible tax planning strategies. After considering both the positive and negative evidence for the second quarter of fiscal year 2009, the Company determined that it was more-likely-than-not that it would not realize the full value of a portion of its U.S. deferred tax assets. As a result, during the second quarter of 2009, the Company established a valuation allowance against its deferred tax assets in the U.S. to reduce them to the amount that is more-likely-than-not to be realized with a corresponding non-cash charge of $74.7 million to the provision for income taxes. During the second half of 2009, the changes in our deferred tax asset balances, primarily related to pension liabilities and fixed assets, required an additional charge of $23.9 million, increasing the valuation allowance to $98.8 million as of December 31, 2009. Of the charges recorded during 2009, $92.7 million of this valuation allowance was charged to income tax provision and $5.9 million was charged to other comprehensive income in 2009. The valuation allowance is reviewed quarterly and will be maintained until sufficient positive evidence exists to support the reversal of some or all of the valuation allowance.

At December 31, 2009 the Company had approximately $70.3 million of undistributed foreign earnings. The Company has not recognized any U.S. tax expense on $66.6 million of these earnings since it intends to reinvest the earnings outside the U.S. for the foreseeable future. The Company has recognized U.S. tax expense on $4 million of these undistributed earnings that were included in the Company’s prior year U.S. taxable income under the U.S. Subpart F income rules.

Effective January 1, 2007, the Company adopted the provisions of ASC 740 relating to the accounting for uncertainty in income taxes. These provisions clarify the accounting for uncertainty in income taxes to be recognized in an enterprise’s financial statements and prescribe a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As a result of the implementation, the Company recognized a $0.8 million decrease to reserves for uncertain tax positions.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Unrecognized tax benefit
(In millions)
Predecessor
Unrecognized tax benefits balance at January 1, 2007	$13.9
Gross increases—tax positions in prior periods	0.2
Gross decreases—tax positions in prior periods	(2.9)
Settlements	(4.2)

Unrecognized tax benefits balance at October 19, 2007	$7.0

Successor
Unrecognized tax benefits balance at October 20, 2007	$7.0
Gross increases—tax positions in prior periods	0.1

Unrecognized tax benefits balance at December 31, 2007	$7.1
Gross increases—tax positions in prior periods	0.4
Settlements and closing of statement of limitations	(2.4)

Unrecognized tax benefits balance at December 31, 2008	$5.1
Gross increases—tax positions in prior periods	0.1
Settlements and closing of statement of limitations	(0.2)

Unrecognized tax benefits balance at December 31, 2009	$5.0

Ryerson and its subsidiaries are subject to U.S. federal income tax as well as income tax of multiple state and foreign jurisdictions. The Company has substantially concluded all U.S. federal income tax matters for years through 2006. Substantially all state and local income tax matters have been concluded through 1999. However, a change by a state in subsequent years would result in an insignificant change to the Company’s state tax liability. The Company has substantially concluded foreign income tax matters through 2003 for all significant foreign jurisdictions.

We recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2009 and 2008, we had approximately $1.5 million and $1.4 million of accrued interest related to uncertain tax positions, respectively. Total amount of unrecognized tax benefits that would affect our effective tax rate if recognized is $3.2 million and $3.3 million as of December 31, 2009 and 2008, respectively.

Note 12:  Goodwill

The following is a summary of changes in the carrying amount of goodwill:

Carrying Amount
(In millions)
Balance at January 1, 2008	$68.5
Adjustments to purchase price	6.0
Effect of consolidating VSC-Ryerson	1.5

Balance at December 31, 2008	$76.0
Adjustments to purchase price	(4.5)
Changes due to foreign currency translation	(0.5)

Balance at December 31, 2009	$71.0

In 2009 and 2008, the Company adjusted the fair value of the assets acquired and liabilities assumed as part of the Merger totaling $(4.5) million and $6.0 million, respectively. In addition, as a result of consolidating the results of VSC-Ryerson as of October 31, 2008, the goodwill balance increased $1.5 million.

Note 13:  Intangible Assets

The following summarizes the components of intangible assets at December 31, 2009 and 2008:

	December 31, 2009			December 31, 2008
Amortized intangible assets	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
	(In millions)
Customer relationships	$14.9	$(2.5)	$12.4	$15.0	$(1.4)	$13.6

Amortization expense related to intangible assets for the year ended December 31, 2009 was $1.1 million, for the year ended December 31, 2008 was $1.2 million, for the periods October 20 to December 31, 2007 was $0.2 million and January 1 to October 19, 2007 was $3.1 million.

Other intangible assets were amortized primarily over a period of 3 to 5 years up to and including October 19, 2007 and over a period of 13 years on and after October 20, 2007. Estimated amortization expense related to intangible assets at December 31, 2009, for each of the years in the five year period ending December 31, 2014 and thereafter is as follows:

Estimated Amortization Expense
(In millions)
For the year ended 12/31/10	$1.2
For the year ended 12/31/11	1.2
For the year ended 12/31/12	1.2
For the year ended 12/31/13	1.2
For the year ended 12/31/14	1.2
For the years ended thereafter	6.4

Note 14:  Restricted Cash

On October 19, 2007, prior to the Merger, the Company deposited $5.0 million in a trust account to fund payments arising from the Merger, primarily payments to the Predecessor Board of Directors. The remaining balance in this trust account at December 31, 2009 was $1.7 million. As part of the 2014 and 2015 Notes indenture, proceeds from the sale of property, plant, and equipment are deposited in a restricted cash account. Cash can be withdrawn from this restricted account upon meeting certain requirements. The balance in this account was $3.0 million at December 31, 2009. In addition, VSC-Ryerson has a restricted cash balance of $9.9 million as of December 31, 2009, which is primarily related to a structured foreign currency deposit that cannot be withdrawn until its maturity date in March 2010. We also have $4.9 million of cash restricted for purposes of covering letters of credit that can be presented for potential insurance claims.

Note 15:  Sales by Product

The Company derives substantially all of its sales from the distribution of metals. The following table shows the Company’s percentage of sales by major product line:

	Successor			Predecessor
Product Line	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
	(Percentage of Sales)
Stainless	25%	30%	34%	36%
Aluminum	22	20	21	22
Carbon flat rolled	28	25	26	24
Bars, tubing and structurals	8	9	8	7
Fabrication and carbon plate	11	11	7	7
Other	6	5	4	4

Total	100%	100%	100%	100%

No customer accounted for more than 10 percent of Company sales for the years ended December 31, 2009 and 2008 or for the periods from October 20 to December 31, 2007 and January 1 to October 19, 2007. The top ten customers accounted for less than 17 percent of its sales for the year ended December 31, 2009. A significant majority of the Company’s sales are attributable to its U.S. operations and a significant majority of its long-lived assets are located in the United States. The only operations attributed to a foreign country relate to the Company’s subsidiaries in Canada and China, which comprised 14 percent, 11 percent, 13 percent, and 10 percent of the Company’s sales during the years ended December 31, 2009 and 2008 and the periods October 20, 2007 to December 31, 2007, January 1, 2007 to October 19, 2007, respectively; Canadian and Chinese assets were 17 percent, 15 percent, and 9 percent of consolidated assets at December 31, 2009, 2008, and 2007, respectively.

Note 16:  Comprehensive Income

The following sets forth the components of comprehensive income:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
	(In millions)
Net income (loss)	$(192.2)	$31.3	$(11.2)	$68.1
Other comprehensive income (loss):
Foreign currency translation adjustments	27.8	(43.1)	(2.6)	34.6
Changes in unrecognized benefit costs, net of tax benefit of $1.8 in 2009, $72.7 tax benefit in 2008, tax provision of $8.2 from October 20, 2007 to December 31, 2007, and tax benefit of $4.2 from January 1, 2007 to October 19, 2007	(17.0)	(114.7)	13.0	(6.4)
Unrealized gain (loss) on derivative instruments	—	—	—	(1.0)

Total comprehensive income (loss)	(181.4)	(126.5)	(0.8)	95.3
Less: comprehensive income (loss) attributable to noncontrolling interest	(1.7)	(1.3)	—	—

Comprehensive income (loss) attributable to Ryerson Holding Corporation	$(179.7)	$(125.2)	$(0.8)	$95.3

Note 17:  Commitments and Contingencies

Lease Obligations & Other

The Company leases buildings and equipment under noncancellable operating leases expiring in various years through 2020. Future minimum rental commitments are estimated to total $98.0 million, including approximately 19.9 million in 2010, $15.7 million in 2011, $12.0 million in 2012, $9.3 million in 2013 $7.1 million in 2014 and $34.0 million thereafter.

Rental expense under operating leases totaled $25.4 million for the year ended December 31, 2009, $30.0 million for the year ended December 31, 2008, $6.6 million for the period October 20 to December 31, 2007 and $23.4 million for the period January 1 to October 19, 2007.

To fulfill contractual requirements for certain customers in 2009, the Company has entered into certain fixed-price noncancellable contractual obligations. These purchase obligations which will all be paid in 2010 aggregated $36.1 million at December 31, 2009.

There are various claims and pending actions against the Company. The amount of liability, if any, for those claims and actions at December 31, 2009 is not determinable but, in the opinion of management, such liability, if any, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Concentrations of Various Risks

The Company’s financial instruments consist of cash, accounts receivable, derivative instruments, accounts payable, and notes payable. In the case of cash, accounts receivable and accounts payable, the carrying amount on the balance sheet approximates the fair values due to the short-term nature of these instruments. The derivative instruments are marked to market each period. Based on borrowing rates available to the Company for loans with similar terms, the carrying value of notes payable approximates the fair values.

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of derivative financial instruments and trade accounts receivable. Our derivative financial instruments are contracts placed with major financial institutions. Credit is generally extended to customers based upon an evaluation of each customer’s financial condition, with terms consistent in the industry and no collateral required. Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their dispersion across geographic areas.

The Company has signed supply agreements with certain vendors which may obligate the Company to make cash deposits based on the spot price of aluminum at the end of each month. These cash deposits offset amounts payable to the vendor when inventory is received. We made no cash deposits for the year ended December 31, 2009. We have no exposure at December 31, 2009.

Approximately 18% of our total labor force is covered by collective bargaining agreements. There are collective bargaining agreements that will expire in fiscal 2010, which cover approximately 2% of our total labor force. We believe that our overall relationship with our employees is good.

Litigation

From time to time, we are named as a defendant in legal actions incidental to our ordinary course of business. We do not believe that the resolution of these claims will have a material adverse effect on our financial position, results of operations or cash flows. We maintain liability insurance coverage to assist in protecting our assets from losses arising from or related to activities associated with business operations.

On April 22, 2002, Champagne Metals, an Oklahoma metals service center that processes and sells aluminum products, sued us and six other metals service centers in the United States District Court for the Western District of Oklahoma. Champagne Metals alleged a conspiracy among the defendants to induce or coerce aluminum suppliers to refuse to designate it as a distributor in violation of federal and state antitrust laws and tortious interference with business and contractual relations. The complaint sought damages with the exact amount to be determined at trial. Champagne Metals also sought treble damages on its antitrust claims and sought punitive damages in addition to actual damages on its other claim. On May 12, 2009, the parties resolved all matters by agreement. Under the terms of this agreement we made a cash payment of $2.6 million to Champagne Metals. On June 12, 2009 the matter was dismissed with prejudice.

Note 18:  Gain on Sale of Assets

During the year ended December 31, 2009, we sold certain facilities and equipment for $17.3 million and recorded a gain on sale of $3.3 million pretax, or $2.0 million after tax.

During the period January 1, 2007 to October 19, 2007, we sold certain facilities and equipment for $23.5 million and recorded a gain on sale of $7.2 million pretax, or $4.4 million after tax.

Note 19:  Other Matters

Equity Investments

Coryer. In 2003, the Company and G. Collado S.A. de C.V. formed Coryer, S.A. de C.V. (“Coryer”), a joint venture in Mexico. The Company had a 49 percent equity interest in the joint venture until the Company sold its interest on November 28, 2008 to the majority stockholder. The Company recognized $0.8 million gain on the sale.

Tata Ryerson Limited. The Company sold its 50 percent interest in Tata Ryerson Limited, a joint venture with Tata Steel Limited, an integrated steel manufacturer in India on July 10, 2009 to its joint venture partner. Tata Ryerson Limited, which was formed in 1997, is a metals service center and processor with processing facilities at Jamshedpur, Faridabad and Ranjangaon, India. Prior to the sale, the Company accounted for this joint venture under the equity method of accounting. The Company received proceeds of $49 million for the transaction and recognized a pre-tax gain of approximately $0.5 million in the third quarter of 2009. The Company’s investment in this joint venture was not material to the Company’s consolidated financial position or results of operations.

VSC-Ryerson. In 2006, the Company contributed $28.3 million to form VSC-Ryerson, a joint venture with VSC, a Hong Kong Stock Exchange listed company. During the fourth quarter of 2008, the Company acquired an additional 40% interest in VSC-Ryerson. The Company’s total contribution in 2008 was $18.5 million, increasing our ownership percentage to 80%. Based on our ownership percentage, we have fully consolidated the operations of VSC-Ryerson as of October 31, 2008. VSC-Ryerson is based in Shanghai and operates processing and service centers in Guangzhou, Dongguan, Kunshan, Tianjin and Wuhan and a sales office in Shanghai.

Note 20:  Related Parties

The Company pays an affiliate of Platinum Equity, LLC an annual monitoring fee of up to $5.0 million pursuant to a corporate advisory services agreement. The monitoring fee was $5.0 million for the years ended December 31, 2009 and 2008 and $5.0 million in the period from October 20, 2007 to December 31, 2007.

In 2008, the Company purchased and sold $24.2 million of available-for-sale corporate bonds of an affiliate of Platinum Equity, LLC for a gain of $6.7 million. These investments were accounted for under the specific identification method.

We declared and paid a dividend of $56.5 million to our common stock stockholders in July 2009.

Note 21:  Subsequent Events

A. On January 26, 2010, JT Ryerson, one of our subsidiaries, acquired all of the issued and outstanding capital stock of Texas Steel Processing, Inc., a steel plate processor based in Houston, Texas. The acquisition is not considered material to our consolidated statement of operations and consolidated balance sheet.

B. On January 29, 2010, Ryerson Holding issued $220 million of 14 1/2% Senior Discount Notes (“Ryerson Holding Notes”) that will accrete to an aggregated principal amount at maturity to $483 million, due on February 1, 2015. No cash interest will accrue on the Ryerson Holding Notes. The Ryerson Holding Notes have an initial accreted value of $455.98 per $1,000 principal amount and will accrete from the date of issuance until maturity on a semi-annual basis. The accreted value of each note will increase at a rate of 14 1/2% until October 31, 2010. Thereafter, the interest rate will increase by 1% (to 15 1/2%) until July 31, 2011, increasing by an additional 1% (to 16 1/2%) on August 1, 2011 until April 30, 2012, and increasing by an additional 0.5% (to 17%) on May 1, 2012 until the maturity date.

C. On January 29, 2010, Ryerson Holding declared and paid a dividend of $213.8 million to its common stock stockholders.

The unaudited pro forma balance sheet as of December 31, 2009 included on the balance sheet gives effect to the issuance of the Ryerson Holding Notes and the dividend declared described above as if both had occurred on December 31, 2009. The unaudited pro forma balance sheet is presented for informational purposes only in accordance with Staff Accounting Bulletin Topic 1.B.3.

SUPPLEMENTARY FINANCIAL DATA (UNAUDITED)

RYERSON HOLDING CORPORATION AND SUBSIDIARY COMPANIES

SUMMARY BY QUARTER

(In millions)

	Net Sales	Gross Profit	Income (Loss) Before Income Taxes	Net Income (Loss)
2008
First Quarter	$1,370.3	$193.9	$14.3	$9.2
Second Quarter	1,445.7	175.5	4.4	2.7
Third Quarter(1)	1,420.9	170.9	2.3	1.9
Fourth Quarter(2)	1,072.9	172.6	25.1	17.5

Year	$5,309.8	$712.9	$46.1	$31.3

2009
First Quarter(3)	$804.7	$126.1	$(8.9)	$(5.9)
Second Quarter(4)	743.1	85.6	(55.2)	(130.8)
Third Quarter(5)	777.2	151.8	6.7	(7.3)
Fourth Quarter(6)	741.1	92.6	(67.3)	(48.2)

Year	$3,066.1	$456.1	$(124.7)	$(192.2)

(1)	Included in the third quarter 2008 results is a $6.7 million pretax gain, or $4.3 million after-tax, on the sale of corporate bonds.

(2)	Included in the fourth quarter 2008 results is a pretax gain on the retirement of debt of $15.4 million, or $9.8 million after-tax. Also included in the fourth quarter 2008 results is a pretax loss of $1.7 million, or $1.1 million after-tax, related to the write off of debt issuance costs associated with the repurchase of a portion of the Floating Rate Notes (2014) and Fixed Rate Notes (2015).

(3)	Included in the first quarter 2009 results is a pretax gain on sale of assets of $3.3 million or $2.0 million after-tax, and a pretax gain of $1.3 million, or $0.9 million after-tax, related to the curtailment gain on the Canadian post-retirement plan amendment.

(4)	Included in the second quarter 2009 results is an income tax charge of $74.7 million to establish a valuation allowance against our US deferred tax assets and a $13.5 million charge related to the sale of our joint venture in India.

(5)	Included in the third quarter 2009 results is an impairment charge of $6.1 million, or $3.7 million after-tax, related to certain assets held for sale to recognize the assets at their fair value less cost to sell and an income tax charge of $14.7 million to increase the valuation allowance against our US deferred tax assets.

(6)	Included in the fourth quarter 2009 results is an impairment charge of $13.2 million, or $8.0 million after-tax, related to adjusting primarily held for sale assets to their fair value less cost to sell and an income tax charge of $3.3 million (net) to increase the valuation allowance against our US deferred tax assets. This income tax charge recognized in the fourth quarter includes a $6.6 million income tax benefit that relates to a change to the valuation allowance recognized in the second quarter of 2009.

RYERSON HOLDING CORPORATION AND SUBSIDIARY COMPANIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

For the Periods Ended December 31, 2009, December 31, 2008, December 31, 2007, and October 19, 2007

(In millions)

	Provisions for Allowances
	Balance at Beginning of Period	Amount acquired through acquisition		Additions Charged to Income	Additions Charged to Other Comprehensive Income	Deductions from Reserves		Balance at End of Period
Successor
Year ended December 31, 2009
Allowance for doubtful accounts	$17.1	$—		$8.5	$—	$(15.1	)(B)	$10.5
Valuation allowance—deferred tax assets	0.2	—		92.7	5.9	—		98.8
Year ended December 31, 2008
Allowance for doubtful accounts	$14.8	$2.1	(A)	$11.5	$—	$(11.3	)(B)	$17.1
Valuation allowance—deferred tax assets	1.0	(0.8	)(C)	—	—	—		0.2
Period from October 20 to December 31, 2007
Allowance for doubtful accounts	$16.0	$—		$0.3	$—	$(1.5	)(B)	$14.8
Valuation allowance—deferred tax assets	1.0	—		—	—	—		1.0

Predecessor
Period from January 1 to October 19, 2007
Allowance for doubtful accounts	$15.4	$—		$3.1	$—	$(2.5	)(B)	$16.0
Valuation allowance—deferred tax assets	1.0	—		—	—	—		1.0

NOTES:

(A)	Reserve of $2.1 million was established upon the consolidation of a joint venture, VSC-Ryerson.

(B)	Bad debts written off during the year.

(C)	Reserve was adjusted $0.8 million as part of the Merger of Rhombus Merger Corporation with and into Ryerson.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Ryerson Inc.

We have audited the accompanying consolidated balance sheets of Ryerson Inc. and Subsidiary Companies (“the Company”) as of December 31, 2009 and 2008 and the related consolidated statements of operations, stockholders’ equity, and cash flows of the Company for the year ended December 31, 2009, December 31, 2008 and for the period from October 20, 2007 through December 31, 2007 and of the Predecessor for the period from January 1, 2007 through October 19, 2007. Our audits also included the financial statement schedule listed in the index to the consolidated financial statements. These financial statements and schedule are the responsibility of management of the Company. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows, for the year ended December 31, 2009, December 31, 2008 and for the period from October 20, 2007 through December 31, 2007 and of the Predecessor for the period from January 1, 2007 through October 19, 2007 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As described in Note 1 to the consolidated financial statements, effective January 1, 2009 the Company adopted ASC 810-10-45, “Consolidation—Other Presentation Matters” relating to the presentation and accounting for noncontrolling interests.

/s/ Ernst & Young LLP

Chicago, Illinois

March 31, 2010

RYERSON INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions)

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
Net sales	$3,066.1	$5,309.8	$966.3	$5,035.6
Cost of materials sold	2,610.6	4,597.7	829.1	4,307.1

Gross profit	455.5	712.1	137.2	728.5
Warehousing, delivery, selling, general and administrative	483.9	586.1	126.9	569.5
Restructuring and plant closure costs	—	—	—	5.1
Gain on sale of assets	(3.3)	—	—	(7.2)
Impairment charge on fixed assets	19.3	—	—	—
Other postretirement benefits curtailment gain	(2.0)	—	—	—

Operating profit (loss)	(42.4)	126.0	10.3	161.1
Other expense:
Other income and (expense), net	(10.2)	21.4	2.4	(1.0)
Interest and other expense on debt	(72.9)	(109.9)	(30.8)	(55.1)

Income (loss) before income taxes	(125.5)	37.5	(18.1)	105.0
Provision (benefit) for income taxes	66.9	11.7	(6.9)	36.9

Net income (loss)	(192.4)	25.8	(11.2)	68.1
Less: Net income (loss) attributable to noncontrolling interest	(3.1)	(1.6)	—	—

Net income (loss) attributable to Ryerson Inc	(189.3)	27.4	(11.2)	68.1
Dividends on preferred stock	—	—	—	0.2

Net income (loss) applicable to common stock	$(189.3)	$27.4	$(11.2)	$67.9

See Notes to Consolidated Financial Statements.

RYERSON INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
Operating Activities:
Net income (loss)	$(192.4)	$25.8	$(11.2)	$68.1

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	37.1	37.7	7.3	32.5
Stock-based compensation	—	—	—	24.5
Deferred income taxes	56.2	(12.8)	5.5	30.8
Deferred employee benefit costs	(10.0)	(19.2)	(3.8)	(7.1)
Excess tax benefit from stock-based compensation	—	—	(12.2)	(1.9)
Restructuring and plant closure costs	—	—	—	1.3
Gain on sale of assets	(3.3)	—	—	(7.2)
Impairment charge on fixed assets	19.3	—	—	—
Other postretirement benefits curtailment gain	(2.0)	—	—	—
Gain on retirement of debt	(2.7)	(18.2)	—	—
Change in operating assets and liabilities, net of effects of acquisitions:
Receivables	150.7	120.0	126.9	(68.3)
Inventories	227.5	263.1	(4.6)	488.6
Other assets	(1.3)	3.7	6.8	8.8
Accounts payable	(0.7)	(80.1)	(28.1)	48.9
Accrued liabilities	(38.8)	(50.3)	(16.4)	(10.5)
Accrued taxes payable/receivable	43.1	15.7	(17.0)	(51.3)
Other items	2.0	(6.1)	0.9	6.8

Net adjustments	477.1	253.5	65.3	495.9

Net cash provided by operating activities	284.7	279.3	54.1	564.0

Investing Activities:
Acquisitions, net of cash acquired	—	—	(1,065.4)	—
Decrease (increase) in restricted cash	(12.5)	(1.7)	0.5	(5.0)
Capital expenditures	(22.8)	(30.1)	(9.1)	(51.6)
Investment in joint venture	—	(7.1)	—	(0.2)
Increase in cash due to consolidation of joint venture	—	30.5	—	—
Loan to joint venture	—	(0.3)	—	—
Proceeds from sale of joint venture interest	49.0	1.0	—	—
Proceeds from sales of property, plant and equipment	18.4	31.7	4.4	32.8

Net cash provided by (used in) investing activities	32.1	24.0	(1,069.6)	(24.0)

Financing Activities:
Long-term debt issued	—	—	575.0	—
Repayment of debt assumed in acquisition	—	—	(648.8)	—
Repayment of debt	(3.3)	(71.7)	—	—
Proceeds from credit and securitization facility borrowings	—	1,210.0	560.0	1,195.0
Repayment of credit and securitization facility borrowings	—	(1,770.0)	—	(1,355.0)
Net proceeds/(repayments) of short-term borrowings	(270.1)	426.8	60.2	(401.5)
Credit and securitization facility issuance costs	—	(0.3)	(18.2)	(1.8)
Long-term debt issuance costs	—	(1.7)	(17.5)	—
Net increase (decrease) in book overdrafts	(12.5)	9.9	(1.7)	(3.1)
Dividends paid	(35.0)	(25.0)	—	(4.1)
Capital contribution from Ryerson Holding	—	—	500.0	—
Proceeds from exercise of common stock options	—	—	—	3.0
Excess tax benefit from stock-based compensation	—	—	12.2	1.9

Net cash provided by (used in) financing activities	(320.9)	(222.0)	1,021.2	(565.6)

Net increase (decrease) in cash and cash equivalents	(4.1)	81.3	5.7	(25.6)
Effect of exchange rate changes on cash and cash equivalents	10.1	(7.6)	—	—

Net change in cash and cash equivalents	6.0	73.7	5.7	(25.6)
Cash and cash equivalents—beginning of period	108.9	35.2	29.5	55.1

Cash and cash equivalents—end of period	$114.9	$108.9	$35.2	$29.5

Supplemental Disclosures
Cash paid (received) during the period for:
Interest paid to third parties	$66.6	$106.9	$12.1	$49.0
Income taxes, net	(29.1)	9.7	2.8	58.7
See Notes to Consolidated Financial Statements.

RYERSON INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED BALANCE SHEETS

(In millions, except shares)

	Successor
	At December 31, 2009	At December 31, 2008
Assets
Current assets:
Cash and cash equivalents	$114.9	$108.9
Restricted cash (Note 14)	19.5	7.0
Receivables less provision for allowances, claims and doubtful accounts of $10.5 in 2009 and $17.1 in 2008	357.6	500.9
Inventories (Note 3)	601.7	820.1
Prepaid expenses and other assets	46.1	51.4

Total current assets	1,139.8	1,488.3
Investments and advances	—	49.0
Property, plant and equipment, net of accumulated depreciation (Note 4)	488.7	556.3
Deferred income taxes (Note 11)	53.1	59.1
Other intangible assets (Note 13)	12.6	13.9
Goodwill (Note 12)	71.4	76.4
Deferred charges and other assets	22.0	29.5

Total assets	$1,787.6	$2,272.5

Liabilities
Current liabilities:
Accounts payable	$173.4	$184.9
Accrued liabilities:
Salaries, wages and commissions	36.7	55.8
Deferred income taxes	96.1	46.6
Interest on debt	9.5	11.0
Restructuring liabilities (Note 10)	0.9	7.7
Other accrued liabilities	25.1	36.0
Short-term credit facility borrowings (Note 5)	28.4	65.8
Current portion of deferred employee benefits	15.6	14.0

Total current liabilities	385.7	421.8
Long-term debt (Note 5)	725.8	964.5
Taxes and other credits	11.9	12.6
Deferred employee benefits (Note 9)	497.8	490.7

Total liabilities	1,621.2	1,889.6

Commitments and contingencies (Note 17)
Equity
Ryerson Inc. stockholders’ equity:
Common stock, $0.01 par value; 1,000 shares authorized; 100 shares issued at 2009 and 2008 (Note 6)	—	—
Capital in excess of par value	456.2	491.2
Accumulated deficit	(189.3)	—
Accumulated other comprehensive loss	(136.1)	(147.3)

Total Ryerson Inc. stockholders’ equity	130.8	343.9
Noncontrolling interest	35.6	39.0

Total equity	166.4	382.9

Total liabilities and equity	$1,787.6	$2,272.5

See Notes to Consolidated Financial Statements.

RYERSON INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In millions, except shares in thousands)

	Ryerson Inc. Stockholders
	Common Stock		Treasury Stock		Preferred Stock Series A		Capital in Excess of Par Value	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)
									Foreign Currency Translation	Benefit Plan Liabilities	Unrealized Gain (Loss) on Derivative Instruments	Noncontrolling Interest	Total
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Dollars	Dollars	Dollars	Dollars	Dollars	Dollars	Dollars
Predecessor
Balance at January 1, 2007	50,556	$50.6	(24,094)	$(701.1)	79	$0.1	$831.7	$534.8	$11.0	$(78.5)	$0.1	$—	$648.7
Net income	—	—	—	—	—	—	—	68.1	—	—	—	—	68.1
Dividends declared: Common	—	—	—	—	—	—	—	(2.5)	—	—	—	—	(2.5)
Dividends declared: Preferred	—	—	—	—	—	—	—	(0.2)	—	—	—	—	(0.2)
Series A Conversion	—	—	5	0.1	(5)	—	(0.1)	—	—	—	—	—	—
Issued under stock- based compensation plans	—	—	211	6.4	—	—	1.0	—	—	—	—	—	7.4
Foreign currency translation	—	—	—	—	—	—	—	—	34.6	—	—	—	34.6
Changes in unrecognized benefit costs (net of tax benefit of $4.2)	—	—	—	—	—	—	—	—	—	(6.4)	—	—	(6.4)
Adoption of SFAS 158 change in measurement date (net of tax provision of $6.9)	—	—	—	—	—	—	—	(2.4)	—	10.6	—	—	8.2
Adoption of FIN 48	—	—	—	—	—	—	—	0.8	—	—	—	—	0.8
Unrealized loss on derivative instruments	—	—	—	—	—	—	—	—	—	—	(1.0)	—	(1.0)

Balance at October 19, 2007	50,556	$50.6	(23,878)	$(694.6)	74	$0.1	$832.6	$598.6	$45.6	$(74.3)	$(0.9)	$—	$757.7

RYERSON INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In millions, except shares in thousands)—(Continued)

	Ryerson Inc. Stockholders
	Common Stock		Treasury Stock		Preferred Stock Series A		Capital in Excess of Par Value	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)
									Foreign Currency Translation	Benefit Plan Liabilities	Unrealized Gain (Loss) on Derivative Instruments	Noncontrolling Interest	Total
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Dollars	Dollars	Dollars	Dollars	Dollars	Dollars	Dollars
Successor
Initial capital contribution from Ryerson Holding	—	$—	—	$—	—	$—	$500.0	$—	$—	$—	$—	$—	$500.0
Net income	—	—	—	—	—	—	—	(11.2)	—	—	—	—	(11.2)
Foreign currency translation	—	—	—	—	—	—	—	—	(2.6)	—	—	—	(2.6)
Changes in unrecognized benefit costs (net of tax provision of $8.2)	—	—	—	—	—	—	—	—	—	13.0	—	—	13.0

Balance at December 31, 2007	—	$—	—	$—	—	$—	$500.0	$(11.2)	$(2.6)	$13.0	$—	$—	$499.2
Consolidation of joint venture	—	—	—	—	—	—	—	—	—	—	—	47.6	47.6
Net income	—	—	—	—	—	—	—	27.4	—	—	—	(1.6)	25.8
Foreign currency translation	—	—	—	—	—	—	—	—	(43.0)	—	—	(0.1)	(43.1)
Dividends	—	—	—	—	—	—	(8.8)	(16.2)	—	—	—	—	(25.0)
Additional investment in joint venture	—	—	—	—	—	—	—	—	—	—	—	(6.9)	(6.9)
Changes in unrecognized benefit costs (net of tax benefit of $72.7)	—	—	—	—	—	—	—	—	—	(114.7)	—	—	(114.7)

Balance at December 31, 2008	—	$—	—	$—	—	$—	$491.2	$—	$(45.6)	$(101.7)	$—	$39.0	$382.9
Net loss	—	—	—	—	—	—	—	(189.3)	—	—	—	(3.1)	(192.4)
Foreign currency translation	—	—	—	—	—	—	—	—	28.2	—	—	(0.3)	27.9
Dividends	—	—	—	—	—	—	(35.0)	—	—	—	—	—	(35.0)
Changes in unrecognized benefit costs (net of tax benefit of $1.8)	—	—	—	—	—	—	—	—	—	(17.0)	—	—	(17.0)

Balance at December 31, 2009	—	$—	—	$—	—	$—	$456.2	$(189.3)	$(17.4)	$(118.7)	$—	$35.6	$166.4

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:  Statement of Accounting and Financial Policies

Business Description and Basis of Presentation. Ryerson Inc. (“Ryerson”), a Delaware corporation, is a wholly-owned subsidiary of Ryerson Holding Corporation (“Ryerson Holding”), formerly named Rhombus Holding Corporation (see Note 2). Ryerson Holding is 99% owned by affiliates of Platinum Equity, LLC (“Platinum”).

Ryerson conducts materials distribution operations in the United States through its wholly-owned direct subsidiary Joseph T. Ryerson & Son, Inc. (“JT Ryerson”), and in Canada through its indirect wholly-owned subsidiary Ryerson Canada, Inc., a Canadian corporation (“Ryerson Canada”). Unless the context indicates otherwise, Ryerson, JT Ryerson, and Ryerson Canada, together with their subsidiaries, are collectively referred to herein as “we,” “us,” “our,” or the “Company.”

Effective January 1, 2007, Ryerson’s operating subsidiaries Integris Metals, Ltd., a Canadian federal corporation and Ryerson Canada, Inc., an Ontario corporation, were amalgamated as Ryerson Canada. Ryerson’s operating subsidiary Lancaster Steel Service Company, Inc., a New York corporation, was merged into JT Ryerson effective July 1, 2007.

In addition to our United States and Canada operations, we conduct materials distribution operations in China through VSC-Ryerson China Limited (“VSC-Ryerson”), a company in which we have a 50% direct ownership percentage and indirectly control an additional 30% through affiliates of Ryerson Holding. We conducted material distribution operations in India through Tata Ryerson Limited, a joint venture with Tata Steel Limited, an integrated steel manufacturer in India through July 10, 2009, the date on which we sold our ownership interest to our joint venture partner (see Note 20).

Due to the Platinum Acquisition (as defined in Note 2), fiscal 2007 consists of two separate periods of January 1, 2007 to October 19, 2007 (Predecessor) and October 20, 2007 to December 31, 2007 (Successor).

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) 105, FASB Accounting Standards Codification (“ASC 105”). The statement confirmed that the FASB Accounting Standards Codification (the “Codification”) is the single official source of authoritative generally accepted accounting principles (“GAAP”) in the United States (other than guidance issued by the SEC), superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force, and related literature. The Codification does not change GAAP. Instead, it introduces a new structure that is organized in an easily accessible, user-friendly online research system. The Codification, which changed the referencing of financial standards, is effective for interim and annual periods ending on or after September 15, 2009. Thereafter, only one level of authoritative GAAP exists. All other literature is considered non-authoritative. The adoption of ASC 105 did not impact the Company’s financial condition or results of operations.

Principles of Consolidation. The Company consolidates entities in which it owns or controls more than 50% of the voting shares. All significant intercompany balances and transactions have been eliminated in consolidation. Additionally, variable interest entities that do not have sufficient equity investment to permit the entity to finance its activities without additional subordinated support from other parties or whose equity investors lack the characteristics of a controlling financial interest for which the Company is the primary beneficiary are included in the consolidated financial statements. There were no such variable entities that were required to be consolidated as of December 31, 2009 or 2008.

Noncontrolling Interests. Effective January 1, 2009, we adopted the ASC 810-10-45, “Consolidation—Other Presentation Matters” (“ASC 810-10-45”) relating to the presentation and accounting for noncontrolling interests. ASC 810-10-45, which was retrospectively applied, requires the Company’s noncontrolling interest to be separately presented as a component of stockholders’ equity on the Consolidated Balance Sheet and to include the earnings of a consolidated subsidiary in net income within the Consolidated Statement of Operations.

Business Segments. FASB ASC 280, “Segment Reporting” (“ASC 280”), establishes standards for reporting information on operating segments in interim and annual financial statements. During 2009, we reorganized the company such that one of the U.S. operating segments was absorbed by the remaining operating segments. Also, due to our expanding presence in metal service centers in China, we now consider it as an operating segment. We had six operating segments based on geographic regions at December 31, 2009. Our Chief Executive Officer, together with the Operating Committee selected by our Board of Directors, serve as our Chief Operating Decision Maker (CODM). Our CODM reviews our financial information for purposes of making operational decisions and assessing financial performance. We aggregate our operating segments into one reportable segment, metal service centers, per criteria set forth in ASC 280.

Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.

Reclassifications. Certain prior period amounts have been reclassified to conform to the 2009 presentation.

Equity Investments. Investments in affiliates in which the Company’s ownership is 20% to 50% are accounted for by the equity method. Equity income is reported in “Cost of materials sold” in the Consolidated Statements of Operations. Equity income during the year ended December 31, 2009 totaled $0.7 million, for the year ended December 31, 2008 totaled $7.6 million, for the period from October 20, 2007 to December 31, 2007 totaled $0.9 million, and for the period from January 1, 2007 to October 19, 2007 totaled $0.8 million.

Revenue Recognition. Revenue is recognized in accordance with FASB ASC 605, “Revenue Recognition.” Revenue is recognized upon delivery of product to customers. The timing of shipment is substantially the same as the timing of delivery to customers given the proximity of the Company’s distribution sites to its customers. Revenue is recorded net of returns, allowances, customer discounts and incentives. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net (excluded from revenues) basis.

Provision for allowances, claims and doubtful accounts. We perform ongoing credit evaluations of customers and set credit limits based upon review of the customers’ current credit information and payment history. The Company monitors customer payments and maintains a provision for estimated credit losses based on historical experience and specific customer collection issues that the Company has identified. Estimation of such losses requires adjusting historical loss experience for current economic conditions and judgments about the probable effects of economic conditions on certain customers. The Company cannot guarantee that the rate of future credit losses will be similar to past experience. Provisions for allowances and claims are based upon historical rates, expected trends and estimates of potential returns, allowances, customer discounts and incentives. The Company considers all available information when assessing the adequacy of the provision for allowances, claims and doubtful accounts.

Stock-Based Compensation. With the adoption of FASB ASC 718, “Compensation—Stock Compensation” (“ASC 718”), the Company elected to amortize stock-based compensation for awards granted on or after January 1, 2006 on a straight-line basis over the requisite service (vesting) period for the entire award.

Shipping and Handling Fees and Costs. Shipping and handling fees billed to customers are classified in “Net Sales” in our Consolidated Statement of Operations. Shipping and handling costs, primarily distribution costs, are classified in “Warehousing, delivery, selling, general and administrative” expenses in our Consolidated Statement of Operations. These costs totaled $73.0 million for the year ended December 31, 2009, $100.6 million for the year ended December 31, 2008, $19.5 million for the period October 20 to December 31, 2007, and $88.4 million for the period January 1 to October 19, 2007.

Benefits for Retired Employees. The Company recognizes the funded status of its defined benefit pension and other postretirement plans in the Consolidated Balance Sheets, with changes in the funded status recognized through accumulated other comprehensive income (loss), net of tax, in the year in which the changes occur. The estimated cost of the Company’s defined benefit pension plan and its postretirement medical benefits are determined annually after considering information provided by consulting actuaries. Key factors used in developing estimates of these liabilities include assumptions related to discount rates, rates of return on investments, future compensation costs, healthcare cost trends, benefit payment patterns and other factors. The cost of these benefits for retirees is accrued during their term of employment (see Note 9). Pensions are funded primarily in accordance with the requirements of the Employee Retirement Income Security Act (“ERISA”) of 1974 and the Pension Protection Act of 2006 into a trust established for the Ryerson Pension Plan. Costs for retired employee medical benefits are funded when claims are submitted. Certain salaried employees are covered by a defined contribution plan, for which the cost is expensed in the period earned.

Cash Equivalents. Cash equivalents reflected in the financial statements are highly liquid, short-term investments with original maturities of three months or less that are an integral part of the Company’s cash management portfolio. Checks issued in excess of funds on deposit at the bank represent “book” overdrafts and are reclassified to accounts payable. Amounts reclassified totaled $25.7 million and $38.2 million at December 31, 2009 and 2008, respectively.

Inventory Valuation. Inventories are stated at the lower of cost or market value. We use the last-in, first-out (“LIFO”) method for valuing our domestic inventories. We use the weighted-average cost and the specific cost methods for valuing our foreign inventories (see Note 3).

Property, Plant and Equipment. Property, plant and equipment are depreciated, for financial reporting purposes, using the straight-line method over the estimated useful lives of the assets. The provision for depreciation in all periods presented is based on the following estimated useful lives of the assets:

Land improvements	20 years
Buildings	45 years
Machinery and equipment	15 years
Furniture and fixtures	10 years
Transportation equipment	6 years

Expenditures for normal repairs and maintenance are charged against income in the period incurred.

Goodwill. In accordance with FASB ASC 350, “Intangibles—Goodwill and Other” (“ASC 350”), goodwill is reviewed at least annually for impairment using a two-step approach. In the first step, the Company tests for impairment of goodwill by estimating the fair values of its reporting units using the present value of future cash flows approach, subject to a comparison for reasonableness to a market approach at the date of valuation. If the carrying amount exceeds the fair value, the second step of the goodwill impairment test is performed to measure the amount of the impairment loss, if any. In the second step the implied fair value of the goodwill is estimated as the fair value of the reporting unit used in the first step less the fair value of all other net tangible and intangible assets of the reporting unit. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to that excess, not to exceed the carrying amount of the goodwill. In addition, goodwill of a reporting unit is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The Company performs its annual impairment testing during the fourth quarter and determined that there was no impairment in 2009.

Long-lived Assets and Other Intangible Assets. Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment is recognized. Any related impairment loss is calculated based upon comparison of the fair value to the carrying value of the asset. Separate intangible assets that have finite useful lives are amortized over their useful lives. An impaired intangible asset would be written down to fair value, using the discounted cash flow method. Other intangible assets were amortized primarily over a period of 3 to 5 years up to and including October 19, 2007 and over a period of 13 years on and after October 20, 2007.

Deferred financing costs associated with the issuance of debt are being amortized using the effective interest method over the life of the debt (see Note 5).

Income Taxes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company follows detailed guidelines in each tax jurisdiction when reviewing tax assets recorded on the balance sheet and provides for valuation allowances when it is more likely than not that the asset will not be realized.

Earnings Per Share Data. As the Company’s stock is not publicly traded, earnings (loss) per common share data is excluded from presentation.

Foreign Currency. The Company translates assets and liabilities of its foreign subsidiaries, where the functional currency is the local currency, into U.S. dollars at the current rate of exchange on the last day of the reporting period. Revenues and expenses are translated at the average monthly exchange rates prevailing during the year.

For foreign currency transactions, the Company translates these amounts to the Company’s functional currency at the exchange rate effective on the invoice date. If the exchange rate changes between the time of purchase and the time actual payment is made, a foreign exchange transaction gain or loss results which is included in determining net income for the period. The Company recognized a $14.9 million exchange loss for the year ended December 31, 2009, $2.1 million exchange gain for the year ended December 31, 2008, a $0.5 million exchange loss for the period from October 20 to December 31, 2007, and a $0.7 million exchange loss for the period from January 1 to October 19, 2007. These amounts are primarily classified in “Other income and expense, net” in our Consolidated Statement of Operations.

Recent Accounting Pronouncements

In December 2007, the FASB released ASC 810-10-45, “Consolidation—Other Presentation Matters” (“ASC 810-10-45”). This statement requires entities to report noncontrolling (minority) interests as a component of stockholders’ equity on the balance sheet; include all earnings of a consolidated subsidiary in consolidated results of operations; and treat all transactions between an entity and noncontrolling interest holders as equity transactions between the parties. We adopted ASC 810-10-45 as of January 1, 2009 and appropriately applied the presentation and disclosure requirements described above retrospectively.

In March 2008, the FASB issued ASC 815-10-50, “Derivatives and Hedging—Disclosure” (“ASC 815-10-50”). This statement is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures. The Company adopted ASC 815-10-50 as of January 1, 2009 and appropriately applied the disclosure requirements in the accompanying financial statements.

In May 2008, the FASB issued ASC 470-20-65, “Debt with Conversion and Other Options” (“ASC 470-20-65”). The guidance clarifies the accounting for convertible debt instruments that may be settled in cash (including partial cash settlement) upon conversion. It requires issuers to account separately for the liability and equity components of certain convertible debt instruments in a manner that reflects the issuer’s nonconvertible debt (unsecured debt) borrowing rate when interest cost is recognized. It also requires bifurcation of a component of the debt, classification of that component in equity and the accretion of the resulting discount on the debt to be recognized as part of interest expense in our consolidated statement of operations. The literature requires retrospective application to the terms of instruments, as they existed for all periods presented. The Company adopted the provisions of ASC 470-20-65 on January 1, 2009. The adoption did not have a material impact on our financial statements.

In December 2008, the FASB issued ASC 715-20-65, “Compensation—Retirement Benefits” (“ASC 715-20-65”). ASC 715-20-65 provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The disclosures about plan assets required shall be provided for fiscal years ending after December 15, 2009. The required disclosures are provided in Note 9.

In April 2009, the FASB released ASC 825-10-65, “Financial Instruments- Transition and Open Effective Date Information” (“ASC 825-10-65”), which amends ASC 825-10-50, “Financial Instruments—Disclosure,” to require disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements. It also amends ASC 270, “Interim Reporting,” to require those disclosures in all interim financial statements. It is effective for interim periods ending after June 15, 2009. We adopted ASC 825-10-65 during the second quarter of fiscal 2009.

In May 2009, the FASB issued ASC 855, “Subsequent Events” (“ASC 855”). The objective of this statement is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this statement sets forth: a) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; b) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and c) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. In accordance with this statement, an entity should apply the requirements to interim or annual financial periods ending after June 15, 2009. We adopted ASC 855 in the second quarter of fiscal 2009 and the adoption did not have a material impact on our consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-05, “Measuring Liabilities at Fair Value,” which clarifies that in circumstances where a quoted market price in an active market for an identical liability is not available, a reporting entity must measure fair value of the liability using one of the following techniques: 1) the quoted price of the identical liability when traded as an asset; 2) quoted prices for similar liabilities when traded as assets; or 3) another valuation technique, such as a present value technique or the amount that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability that is consistent with the provisions of ASC 820, “Fair Value Measurements and Disclosures.” This statement becomes effective for the first reporting period (including interim periods) beginning after issuance. We adopted this statement during the fourth quarter of fiscal 2009. The adoption did not have an impact on our financial statements.

In January 2010, the FASB issued ASU 2010-6, “Improving Disclosures About Fair Value Measurements” (“ASU 2010-6”), which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. ASU 2010-6 is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. We do not expect the adoption of ASU 2010-6 to have a material impact on our consolidated financial statements.

Note 2:  Business Combinations

Platinum Acquisition

On October 19, 2007, the merger (the “Platinum Acquisition”) of Rhombus Merger Corporation (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Ryerson Holding, with and into Ryerson, was consummated in accordance with the Agreement and Plan of Merger, dated July 24, 2007, by and among Ryerson, Ryerson Holding and Merger Sub (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, each outstanding share of Ryerson Common Stock and Series A $2.40 Cumulative Convertible Preferred Stock was converted into the right to receive $34.50 in cash. Upon the closing of the Platinum Acquisition, Ryerson became a wholly-owned subsidiary of Ryerson Holding. Ryerson Holding is 99% owned by Platinum.

On October 19, 2007, Merger Sub issued $150 million Floating Rate Senior Secured Notes due November 1, 2014 (“2014 Notes”) and $425 million 12% Senior Secured Notes due November 1, 2015 (“2015 Notes”) (together, the “Ryerson Notes”). Merger Sub was formed solely for the purpose of merging with and into Ryerson. Ryerson is the surviving corporation of the Platinum Acquisition and assumed the obligations of Merger Sub. Also, on October 19, 2007, Merger Sub entered into a 5-year, $1.35 billion revolving credit facility agreement (“Ryerson Credit Facility”) with a maturity date of October 18, 2012. In addition to the new debt, Merger Sub received a $500 million capital contribution from Ryerson Holding. The proceeds from the issuance of the 2014 and 2015 Notes, the initial borrowings under the Ryerson Credit Facility and the capital contribution were used to (i) finance the Platinum Acquisition; (ii) repay and terminate our then outstanding five-year $750 million amended credit facility (the “Amended Credit Facility”) and $450 million five-year securitization facility (the “Securitization Facility”); (iii) repurchase $145.9 million of our then outstanding $150 million aggregate principal amount of outstanding 8 1 /4% Senior Notes due 2011 (“2011 Notes”) and pay related tender offer costs; (iv) repurchase all of our then outstanding $175 million of 3.50% Convertible Senior Notes due 2024 (“2024 Notes”) and pay related conversion premiums; and (v) pay other costs and expenses related to these transactions.

The Platinum Acquisition has been accounted for under the purchase method of accounting, and accordingly, the purchase price has been allocated to the identifiable assets and liabilities based on estimated fair values at the acquisition date. In connection with the Platinum Acquisition, Ryerson Holding paid a cash purchase price of $1,065 million, net of cash acquired, plus the assumption of $653 million of debt to acquire Ryerson. Goodwill recorded in connection with the Platinum Acquisition is not deductible for income tax purposes. Platinum acquired Ryerson as an additional holding in a diverse group of portfolio companies. The Company believes the resulting goodwill reflects the synergistic benefits of applying Platinum’s expertise to improve operations and customer service.

A summary of the fair values of the assets acquired and liabilities assumed is as follows:

	At October 19, 2007
	(In millions)
Cash and cash equivalents	$29.5
Restricted cash	5.0
Accounts receivable	726.8
Inventories	1,061.5
Prepaid expenses and other current assets	55.1
Investments and advances	72.9
Property, plant & equipment	585.0
Goodwill	70.4
Other Intangibles	15.0
Other assets	23.5

Total assets acquired		2,644.7
Current liabilities	(532.2)
Long-term debt	(652.9)
Deferred employee benefits and other credits	(364.7)

Total liabilities assumed		(1,549.8)

Net assets acquired		$1,094.9

The following unaudited pro forma information presents consolidated results of operations for the year ended December 31, 2007 as if the Platinum Acquisition on October 19, 2007 had occurred January 1, 2007:

Pro Forma Year Ended December 31, 2007
(In millions)
Net sales	$6,001.9
Net income (loss)	99.0

VSC-Ryerson

On October 31, 2008, Ryerson Holding acquired an additional 20% interest in VSC-Ryerson, a joint venture with Van Shung Chong Holdings Limited (“VSC”), increasing Ryerson Holding’s ownership percentage to 60%. On December 31, 2008, VSC sold an additional 20% interest in VSC-Ryerson; 10% was purchased by wholly-owned subsidiary of Ryerson Holding and the remaining 10% purchased by a subsidiary of Ryerson. Ryerson’s total contribution in 2008 was $7.1 million, increasing its direct ownership percentage to 50%. Based on our voting control through Ryerson Holding, we have fully consolidated the operations of VSC-Ryerson as of October 31, 2008.

Note 3:  Inventories

Inventories were classified on December 31 as follows:

	At December 31,
	2009	2008
	(In millions)
In process and finished products	$601.7	$820.1

If current cost had been used to value inventories, such inventories would have been $72 million lower than reported at December 31, 2009 and $102 million higher than reported at December 31, 2008. Approximately 85% and 90% of inventories are accounted for under the LIFO method at December 31, 2009 and 2008, respectively. Non-LIFO inventories consist primarily of inventory at our foreign facilities using the weighted-average cost and the specific cost methods. Substantially all of our inventories consist of finished products.

During the period from January 1, 2007 to October 19, 2007 as well as during 2008, inventory quantities were reduced. These reductions resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of current year purchases. The effect of the LIFO liquidations decreased cost of goods sold during the period from January 1, 2007 to October 19, 2007 and for the year ended 2008 by approximately $69 million and $16 million and increased net income by approximately $42 million and $10 million, respectively.

Note 4:  Property, Plant and Equipment

Property, plant and equipment consisted of the following at December 31:

	At December 31,
	2009	2008
	(In millions)
Land and land improvements	$100.0	$109.5
Buildings and leasehold improvements	191.4	199.2
Machinery, equipment and other	261.7	274.3
Construction in progress	3.5	9.9

Total	556.6	592.9
Less: Accumulated depreciation	(67.9)	(36.6)

Net property, plant and equipment	$488.7	$556.3

The Company recorded a $19.3 million impairment charge in 2009 related to fixed assets. Of this impairment charge, $1.8 related to certain assets that we determined did not have a recoverable carrying value based on the projected undiscounted cash flows, and $17.5 million related to certain assets held for sale in order to recognize the assets at their fair value less cost to sell in accordance with FASB ASC 360-10-35-43, “Property, Plant and Equipment—Other Presentation Matters.” The fair values of each property were determined based on appraisals obtained from a third party as well as pending sales contracts. In total, the Company had $24.0 million of assets held for sale, classified within other current assets as of December 31, 2009.

Note 5:  Long-Term Debt

Long-term debt consisted of the following at December 31:

	At December 31,
	2009	2008
	(In millions)
Ryerson Credit Facility	$250.2	$518.3
12% Senior Notes due 2015	376.2	382.2
Floating Rate Senior Notes due 2014	102.9	102.9
8 1/4 % Senior Notes due 2011	4.1	4.1
Foreign debt	20.8	22.8

Total debt	754.2	1,030.3
Less:
Short-term credit facility borrowings	7.6	43.0
Foreign debt	20.8	22.8

Total long-term debt	$725.8	$964.5

The principal payments required to be made on debt during the next five fiscal years are shown below:

Amount
(In millions)
For the year ended 12/31/10	$20.8
For the year ended 12/31/11	4.1
For the year ended 12/31/12	250.2
For the year ended 12/31/13	—
For the year ended 12/31/14	102.9
For the years ended thereafter	376.2

Ryerson Credit Facility

On October 19, 2007, Merger Sub entered into the Ryerson Credit Facility, a 5-year, $1.35 billion revolving credit facility agreement with a maturity date of October 18, 2012. Initial proceeds from the Ryerson Credit Facility were used to finance the Platinum Acquisition and pay merger related transaction costs.

At December 31, 2009, the Company had $250.2 million of outstanding borrowings, $32 million of letters of credit issued and $268 million available under the $1.35 billion Ryerson Credit Facility compared to $518.3 million of outstanding borrowings, $32 million of letters of credit issued and $469 million available at December 31, 2008. Total credit availability is limited by the amount of eligible account receivables and inventory pledged as collateral under the agreement insofar as the Company is subject to a borrowing base comprised of the aggregate of these two amounts, less applicable reserves. Eligible account receivables, at any date of determination, are comprised of the aggregate value of all accounts directly created by a borrower in the ordinary course of business arising out of the sale of goods or the rendition of services, each of which has been invoiced, with such receivables adjusted to exclude various ineligible accounts, including, among other things, those to which a borrower does not have sole and absolute title and accounts arising out of a sale of an employee, officer, director, or affiliate of the borrower. The weighted average interest rate on the borrowings under the Ryerson Credit Facility was 2.1 percent and 2.4 percent at December 31, 2009 and 2008, respectively.

Amounts outstanding under the Ryerson Credit Facility bear interest at a rate determined by reference to the base rate (Bank of America’s prime rate) or a LIBOR rate or, for the Company’s Canadian subsidiary which is a borrower, a rate determined by reference to the Canadian base rate (Bank of America-Canada Branch’s “Base Rate” for loans in U.S. Dollars in Canada) or the BA rate (average annual rate applicable to Canadian Dollar bankers’ acceptances) or a LIBOR rate and the Canadian prime rate (Bank of America-Canada Branch’s “Prime Rate.”). The spread over the base rate and Canadian prime rate is between 0.25% and 1.00% and the spread over the LIBOR and for the bankers’ acceptances is between 1.25% and 2.00%, depending on the amount available to be borrowed. Overdue amounts and all amounts owed during the existence of a default bear interest at 2% above the rate otherwise applicable thereto. The Company also pays commitment fees on amounts not borrowed at a rate between 0.25% and 0.35% depending on the average borrowings as a percentage of the total $1.35 billion agreement during a rolling three month period.

Borrowings under the Ryerson Credit Facility are secured by first-priority liens on all of the inventory, accounts receivable, lockbox accounts and related assets of Ryerson Inc., subsidiary borrowers and certain other U.S. subsidiaries of Ryerson Inc. that act as guarantors.

The Ryerson Credit Facility contains covenants that, among other things, restrict Ryerson with respect to the incurrence of debt, the creation of liens, transactions with affiliates, mergers and consolidations, sales of assets and acquisitions. The Ryerson Credit Facility also requires that, if availability under such facility declines to a certain level, the Company maintain a minimum fixed charge coverage ratio as of the end of each fiscal quarter.

The Ryerson Credit Facility contains events of default with respect to, among other things, default in the payment of principal when due or the payment of interest, fees and other amounts after a specified grace period, material misrepresentations, failure to perform certain specified covenants, certain bankruptcy events, the invalidity of certain security agreements or guarantees, material judgments and the occurrence of a change of control of Ryerson Holding. If such an event of default occurs, the lenders under the Ryerson Credit Facility will be entitled to various remedies, including acceleration of amounts outstanding under the Ryerson Credit Facility and all other actions permitted to be taken by secured creditors.

The lenders under the Ryerson Credit Facility have the ability to reject a borrowing request if any event, circumstance or development has occurred that has had or could reasonably be expected to have a material adverse effect on Ryerson. If Ryerson or any significant subsidiaries of the other borrowers becomes insolvent or commences bankruptcy proceedings, all amounts borrowed under the Ryerson Credit Facility will become immediately due and payable.

Ryerson Notes

On October 19, 2007, Merger Sub issued the Ryerson Notes. The 2014 Notes bear interest at a rate, reset quarterly, of LIBOR plus 7.375% per annum. The 2015 Notes bear interest at a rate of 12% per annum. The Ryerson Notes are fully and unconditionally guaranteed on a senior secured basis by certain of Ryerson’s existing and future subsidiaries (including those existing and future domestic subsidiaries that are co-borrowers or guarantee obligations under the Ryerson Credit Facility).

At December 31, 2009, $376.2 million of the 2015 Notes and $102.9 million of the 2014 Notes remain outstanding. During 2009, $6.0 million principal amount of the 2015 Notes were repurchased for $3.3 million and retired, resulting in the recognition of a $2.7 million gain within other income and (expense), net on the consolidated statement of operations. During 2008, $42.8 million principal amount of the 2015 Notes and $47.1 million principal amount of the 2014 Notes were repurchased and retired, resulting in the recognition of an $18.2 million gain within other income and (expense), net on the consolidated statement of operations.

The Ryerson Notes and guarantees are secured by a first-priority lien on substantially all of our and our guarantors’ present and future assets located in the United States (other than receivables and inventory and related general intangibles, certain other assets and proceeds thereof) including equipment, owned real property interests valued at $1 million or more and all present and future shares of capital stock or other equity interests of each of our and each guarantor’s directly owned domestic subsidiaries and 65% of the present and future shares of capital stock or other equity interests, of each of our and each guarantor’s directly owned foreign restricted subsidiaries, in each case subject to certain exceptions and customary permitted liens. The Ryerson Notes and guarantees are secured on a second-priority basis by a lien on the assets that secure our obligations under the Ryerson Credit Facility. The Ryerson Notes contain customary covenants that, among other things, limit, subject to certain exceptions, our ability, and the ability of our restricted subsidiaries, to incur additional indebtedness, pay dividends on our capital stock or repurchase our capital stock, make investments, sell assets, engage in acquisitions, mergers or consolidations or create liens or use assets as security in other transactions. Ryerson Inc. may only pay dividends to Ryerson Holding to the extent of 50% of future net income, once prior losses are offset.

The Ryerson Notes will be redeemable by the Company, in whole or in part, at any time on or after November 1, 2011 at a specified redemption price. Additionally, on or prior to November 1, 2010, the Company may redeem up to 35% of the outstanding 2015 Notes, with the net proceeds of specified equity offerings at specified redemption prices. If a change of control occurs, the Company must offer to purchase the Ryerson Notes at 101% of their principal amount, plus accrued and unpaid interest.

Pursuant to a registration rights agreement, we agreed to file with the SEC by July 15, 2008, a registration statement with respect to an offer to exchange each of the notes for a new issue of our debt securities registered under the Securities Act, with terms substantially identical to those of the Ryerson Notes and to consummate an exchange offer no later than November 12, 2008. The Company did not consummate an exchange offer by November 12, 2008 and therefore, we were required to pay additional interest to the holders of the Ryerson

Notes. As a result, the Company paid an additional approximately $0.6 million in interest to the holders of the Ryerson Notes with the interest payment on May 1, 2009. The Company completed the exchange offer on April 9, 2009. Upon completion of the exchange offer, our obligation to pay additional interest ceased.

Amended Credit Facility

On January 26, 2007, the Company entered into the Amended Credit Facility, an amended and restated revolving credit facility of $1.1 billion that would have expired on January 4, 2011. This transaction resulted in a 5-year, $750 million revolving credit facility. During the first quarter of 2007, $2.7 million of unamortized debt issuance costs associated with our prior credit facility were written off upon entering into the Amended Credit Facility. The Amended Credit Facility was repaid and terminated in connection with the Platinum Acquisition (see Note 2) on October 19, 2007.

Securitization Facility

On January 26, 2007, Ryerson Funding LLC, a wholly-owned special purpose subsidiary of JT Ryerson entered into the Securitization Facility, a 5-year, $450 million revolving securitization facility. The Securitization Facility was repaid and terminated in connection with the Platinum Acquisition (see Note 2) on October 19, 2007.

$175 Million 3.50% Convertible Senior Notes due 2024

As a result of the Platinum Acquisition (see Note 2), $175 million principal of the 2024 Notes were repurchased and retired between October 20, 2007 and December 31, 2007. During the first quarter of 2007, $2.9 million of unamortized debt issuance costs associated with the 2024 Notes were written off as a consequence of the notes becoming convertible and being classified as short-term debt.

$150 Million 8 1/4% Senior Notes due 2011

As a result of the Platinum Acquisition (see Note 2), $145.9 million principal of the 2011 Notes were repurchased between October 20, 2007 and December 31, 2007 with $4.1 million outstanding at December 31, 2009 and 2008. The 2011 Notes pay interest semi-annually and mature on December 15, 2011.

The 2011 Notes contained covenants, substantially all of which were removed pursuant to an amendment of the 2011 Notes as a result of the tender offer to repurchase the notes upon the Platinum Acquisition.

Foreign Debt

Based on our voting control of VSC-Ryerson, we fully consolidated the operations of VSC-Ryerson as of October 31, 2008. Of the total borrowings of $20.8 million outstanding at December 31, 2009, $12.6 million was owed to banks in Asia at a weighted average interest rate of 2.2% secured by inventory and property, plant and equipment. VSC-Ryerson also owed $8.2 million at December 31, 2009 to VSC, our joint venture partner, at a weighted average interest rate of 1.8%. Of the total borrowings of $22.8 million outstanding at December 31, 2008, $14.1 million was owed to banks in Asia at a weighted average interest rate of 5.6% secured by inventory and property, plant and equipment. VSC-Ryerson also owed $8.7 million at December 31, 2008 to VSC at a weighted average interest rate of 2.9%.

Note 6:  Stockholders’ Equity

On October 19, 2007, the Platinum Acquisition was consummated. Pursuant to the terms of the Merger Agreement, each outstanding share of Ryerson common stock and Series A $2.40 cumulative convertible preferred stock was converted into the right to receive $34.50 in cash.

In connection with the Platinum Acquisition, all of the Ryerson common stock, Series A $2.40 convertible preferred stock and stock owned by the Company as treasury stock was retired. On October 19, 2007, Ryerson also amended its Certificate of Incorporation and authorized 1,000 shares of common stock, $0.01 par value per share and issued 100 shares of common stock. As of December 31, 2009 and 2008, the Company had 100 shares of common stock issued and outstanding.

Dividends declared for common stock was $0.10 per share for the period January 1, 2007 to October 19, 2007. Dividends declared for preferred stock was $1.20 per share for the period January 1, 2007 to October 19, 2007. Prior to October 19, 2007, dividends were paid quarterly. We declared and paid a dividend of $35.0 million and $25.0 million to Ryerson Holding in July 2009 and April 2008, respectively.

Note 7:  Stock-Based Compensation

Effective January 1, 2006, the Company adopted ASC 718, “Compensation—Stock Compensation” (“ASC 718”) using the modified prospective method, in which compensation cost was recognized beginning with the effective date for (a) all share-based payments granted after the effective date and (b) all awards granted to employees prior to the effective date of ASC 718 that remained unvested on the effective date. In accordance with the modified prospective method, results for prior periods have not been restated.

Prior to the adoption of ASC 718, as permitted under SFAS 123, “Accounting for Stock-Based Compensation”, the Company elected to follow APB 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for stock-based awards to employees through December 31, 2005. Accordingly, compensation cost for stock options and nonvested stock grants was measured as the excess, if any, of the market price of Ryerson’s common stock at the date of grant over the exercise price and was charged to operating expense over the vesting period. The majority of stock-based compensation expense prior to the adoption of ASC 718 related to performance awards and nonvested stock grants. The following table illustrates stock-based compensation recognized in the statement of operations by category of award:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
	(In millions)
Stock-based compensation related to:
Performance awards	$—	$—	$—	$19.6
Grants of nonvested stock	—	—	—	3.4
Supplemental savings plan	—	—	—	1.0
Stock appreciation rights	—	—	—	0.5

Stock-based compensation recognized in the statement of operations	$—	$—	$—	$24.5

The total tax benefit realized for the tax deduction for stock-based compensation was $12.2 million for the period October 20, 2007 to December 31, 2007 and $1.9 million for the period January 1 to October 19, 2007.

With the adoption of ASC 718, the Company elected to amortize stock-based compensation for awards granted on or after the adoption of ASC 718 on a straight-line basis over the requisite service (vesting) period for the entire award. The stock-based compensation cost that has been recognized in the statement of operations is included in the Warehousing, delivery, selling, general and administrative line item.

Company Plans and Directors’ Compensation Plan

The Company had various equity based plans which include the 2002 Incentive Stock Plan, the 1999 Incentive Stock Plan, the 1995 Incentive Stock Plan and the Directors’ Compensation Plan (collectively, the “Corporation Equity Plans”). Effective and upon the consummation of the Platinum Acquisition (see Note 2) on October 19, 2007, the Corporation Equity Plans were terminated.

Supplemental Savings Plan

The Company’s nonqualified unfunded supplemental savings plan allows highly compensated employees who make the maximum annual 401(k) contributions allowed by the Internal Revenue Code to the savings plan to make additional contributions of their base salary exceeding the IRS-allowed limits to the nonqualified supplemental savings plan and to receive the same level of benefits (including a credit for Company matching contributions) they would have received if those IRS limits did not exist. The nonqualified supplemental savings plan allows deferred amounts to be credited with interest at the rate paid by the qualified savings plan’s most restrictive fund, the Managed Income Portfolio Fund II (or successor fund), or to be accounted for as phantom stock units. The phantom stock units were classified as liability awards. Upon the consummation of the Platinum Acquisition (see Note 2) on October 19, 2007, $3.0 million of the phantom stock units were converted into a deferred account to be credited with interest at the rate paid by the Managed Income Portfolio Fund II.

Summary of Assumptions and Activity

Performance awards are classified as liabilities and remeasured at each reporting date until the date of settlement. Performance awards expense was accelerated during the period ending October 19, 2007, in accordance with certain plan provision of the Merger Agreement. Effective with the Platinum Acquisition (See Note 2), a portion of the nonvested performance awards vested and were settled with a cash payment of $28.9 million. All remaining nonvested performance awards were canceled upon consummation of the Platinum Acquisition. As of December 31, 2009, there was no unrecognized compensation related to nonvested performance awards since there were no nonvested performance awards outstanding.

The fair value of each share of the Company’s nonvested restricted stock was measured on the grant date. Unrecognized restricted stock expense was accelerated during the period ending October 19, 2007, in accordance with certain plan provision of the Merger Agreement. Effective with the Platinum Acquisition (see Note 2), all nonvested restricted stock awards vested. As of December 31, 2009, there was no unrecognized compensation related to nonvested restricted stock since there were no nonvested restricted stock awards outstanding. The fair value of shares vested during the period January 1 to October 19, 2007 was $5.6 million.

No options were granted in 2009, 2008, or 2007. The total intrinsic value of options exercised during the period January 1 to October 19, 2007 prior to the Platinum Acquisition was $2.9 million and an additional $31.1 million effective with the Platinum Acquisition. Upon the exercise of options, the Company issued common stock from its treasury shares. Cash received from option exercises during the period January 1 to October 19, 2007 was $3.0 million. The tax benefit realized from stock options exercised was $12.2 million for period October 20, 2007 to December 31, 2007 and $1.2 million for the period January, 1 2007 to October 19, 2007.

Participation Plan

In 2009, Ryerson Holding adopted the 2009 Participation Plan (as amended and restated, the “Plan”). The purpose of the Plan is to provide incentive compensation to key employees of the Company by granting performance units. The value of the performance units is related to the appreciation in the value of the Company from and after the date of grant and the performance units vest over a period specified in the applicable award agreement, which typically vest over 44 months. The Plan may be altered, amended or terminated by the Company at any time. All performance units will terminate upon termination of the plan or expiration on

February 15, 2014. Participants in the Plan may be entitled to receive compensation for their vested units if certain performance-based “qualifying events” occur during the participant’s employment with the Company or during a short period following the participant’s death.

There are two “qualifying events” defined in the Plan: (1) A “qualifying sale event” in which there is a sale of some or all of the stock of Ryerson Holding then held by Ryerson Holding’s principal stockholders and (2) A “qualifying distribution” in which Ryerson Holding pays a cash dividend to its principal stockholders. Upon the occurrence of a Qualifying Event, participants with vested units may receive an amount equal to the difference between: (i) the value (as defined by the Plan) of the units on the date of the qualifying event, and (ii) the value of the units assigned on the date of grant. No amounts are due to participants until the total cash dividends and net proceeds from the sale of common stock to Ryerson Holding’s principal stockholder exceeds $875 million. Upon termination, with or without cause, units are forfeited, except in the case of death, as described in the Plan. As of December 31, 2009, 87,500,000 units have been authorized and granted, 8,750,000 units have been forfeited, and 39,375,000 units have vested and 39,375,000 units are nonvested as of the date hereof. The Company is accounting for this Plan in accordance with ASC 718. Since the occurrence of future “qualifying events” is not determinable or estimable, no liability or expense has been recognized to date. The fair value of the performance units are based upon cash dividends to and net proceeds from sales of common stock of Ryerson Holding by its principal stockholders through the end of each period that have occurred or are probable. The fair value of the performance units on their grant date in 2009 and at December 31, 2009, which included cash dividends of $35.0 million paid in 2009 and $25.0 million paid in 2008, was zero.

Note 8:  Derivatives and Fair Value of Financial Instruments

Derivatives

The Company adopted the provisions of FASB ASC 815-10-50, “Derivatives and Hedging—Disclosure” (“ASC 815-10-50”) as of January 1, 2009. This statement is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures.

The Company is exposed to certain risks relating to its ongoing business operations. The primary risks managed by using derivative instruments are interest rate risk, foreign currency risk, and commodity price risk. Interest rate swaps are entered into to manage interest rate risk associated with the Company’s floating-rate borrowings. We use foreign currency exchange contracts to hedge our Canadian subsidiaries’ variability in cash flows from the forecasted payment of currencies other than the functional currency. From time to time, we may enter into fixed price sales contracts with our customers for certain of our inventory components. We may enter into metal commodity futures and options contracts periodically to reduce volatility in the price of these metals. The Company currently does not account for its derivative contracts as hedges but rather marks them to market with a corresponding offset to current earnings. The fair value of each contract is determined using Level 2 inputs and the market approach valuation technique, as described in FASB ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”).

The following table summarizes the location and fair value amount of our derivative instruments reported in our consolidated balance sheet as of December 31, 2009 and December 31, 2008:

	Asset Derivatives				Liability Derivatives
	December 31, 2009		December 31, 2008		December 31, 2009		December 31, 2008
Derivatives not designated as hedging instruments under ASC 815	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
	(In millions)
Interest rate contracts	N/A	$—	N/A	$—	Non-current taxes and other liabilities	$1.0	Non-current taxes and other liabilities	$3.3
Foreign exchange contracts	N/A	—	Deferred charges and other non- current assets	0.5	Non-current taxes and other liabilities	0.1	N/A	—
Commodity contracts	Receivables less provision for allowances, claims and doubtful accounts	0.7	N/A	—	N/A	—	Accounts Payable	3.3

Total derivatives		$0.7		$0.5		$1.1		$6.6

The Company’s interest rate forward contracts had a notional amount of $100 million and $160 million as of December 31, 2009 and December 31, 2008, respectively. As of December 31, 2009 and December 31, 2008, the Company’s foreign currency exchange contracts had a U.S. dollar notional amount of $15.9 million and $7.3 million, respectively. As of December 31, 2009 and December 31, 2008, the Company had 428 and 574 metric tons, respectively, of nickel futures or option contracts related to forecasted purchases.

The following table summarizes the location and amount of gains and losses reported in our consolidated statement of operations for the years ended December 31, 2009 and 2008, and the periods from October 20 to December 31, 2007 and January 1 to October 19, 2007:

Derivatives not designated as hedging instruments under ASC 815	Location of Gain/(Loss) Recognized in Income on Derivative	Amount of Gain/(Loss) Recognized in Income on Derivatives
		Successor			Predecessor
		Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
		(In millions)
Interest rate contracts	Interest and other expense on debt	$(1.8)	$(2.7)	$(1.3)	$—
Foreign exchange contracts	Other income and (expense), net	(0.3)	0.4	3.8	(1.8)
Commodity contracts	Cost of materials sold	3.5	(4.5)	(0.5)	—

Total		$1.4	$(6.8)	$2.0	$(1.8)

Fair Value of Financial Instruments

Effective January 1, 2008, the Company partially adopted ASC 820, which primarily requires expanded disclosure for assets and liabilities recorded on the balance sheet at fair value. As permitted by ASC 820-10-65-1, the Company adopted the nonrecurring fair value measurement disclosures of nonfinancial assets and liabilities on January 1, 2009. The adoption did not have a material impact on our consolidated financial statements. To increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

1.	Level 1—quoted prices (unadjusted) in active markets for identical asset or liabilities that the Company has the ability to access as of the reporting date.

2.	Level 2—inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

3.	Level 3—unobservable inputs, such as internally-developed pricing models for the asset or liability due to little or no market activity for the asset or liability.

The following table presents assets and liabilities measured and recorded at fair value on our Consolidated Balance Sheets on a recurring basis and their level within the fair value hierarchy as of December 31, 2009:

	At December 31, 2009
	Level 1	Level 2	Level 3
	(In millions)
Assets
Cash equivalents	$—	$80.0	$—
Mark-to-market derivatives	—	0.7	—
Liabilities
Mark-to-market derivatives	—	1.1	—

The following table presents assets and liabilities measured and recorded at fair value on our Consolidated Balance Sheets on a non-recurring basis and their level within the fair value hierarchy as of December 31, 2009:

	At December 31, 2009
	Level 1	Level 2	Level 3
	(In millions)
Assets
Impaired assets (Note 4)	$—	$27.2	$—

The carrying and estimated fair values of the Company’s financial instruments at December 31, 2009 and December 31, 2008 were as follows:

	December 31, 2009		December 31, 2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In millions)
Cash and cash equivalents	$114.9	$114.9	$108.9	$108.9
Receivables less provision for allowances, claims and doubtful accounts	357.6	357.6	500.9	500.9
Accounts payable	173.4	173.4	184.9	184.9
Long-term debt, including current portion	754.2	750.1	1,030.3	839.7

The estimated fair value of the Company’s cash and cash equivalents, receivables less provision for allowances, claims and doubtful accounts and accounts payable approximate their carrying amounts due to the short-term nature of these financial instruments. The estimated fair value of the Company’s long-term debt and the current portions thereof is determined by using quoted market prices of Company debt securities, where available, and from analyses performed using current interest rates considering credit ratings and the remaining terms of maturity.

Note 9:  Employee Benefits

The Company adopted FASB ASC 715, “Compensation—Retirement Benefits” (“ASC 715”) in the fourth quarter of 2006. In addition to requirements for an employer to recognize in its consolidated balance sheet an asset for a plan’s overfunded status or a liability for a plan’s underfunded status and to recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur, ASC 715 requires an employer to measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year.

Prior to January 1, 1998, the Company’s non-contributory defined benefit pension plan covered certain employees, retirees and their beneficiaries. Benefits provided to participants of the plan were based on pay and years of service for salaried employees and years of service and a fixed rate or a rate determined by job grade for all wage employees, including employees under collective bargaining agreements.

Effective January 1, 1998, the Company froze the benefits accrued under its defined benefit pension plan for certain salaried employees, and instituted a defined contribution plan. Effective March 31, 2000, benefits for certain salaried employees of J. M. Tull Metals Company and AFCO Metals, subsidiaries that were merged into JT Ryerson, were similarly frozen, with the employees becoming participants in the Company’s defined contribution plan. Salaried employees who vested in their benefits accrued under the defined benefit plan at December 31, 1997, and March 31, 2000, are entitled to those benefits upon retirement. Certain transition rules have been established for those salaried employees meeting specified age and service requirements. For the years ended December 31, 2009 and 2008, the periods October 20 to December 31, 2007, and January 1 to October 19, 2007 expense recognized for its defined contribution plans was $4.2 million, $9.7 million, $1.6 million, and $9.8 million, respectively. The Company temporarily froze company matching 401(k) contributions beginning in February 2009 through December 31, 2009, resulting in the decrease in expense from prior years.

In February and December 2009, the Company amended the terms of two of our Canadian post-retirement medical and life insurance plans which effectively eliminated benefits to a group of employees unless these individuals agreed to retire by October 1, 2010. These actions meet the definition of a curtailment under FASB ASC 715-30-15 and resulted in a curtailment gain of approximately $2 million for the year ended December 31, 2009.

The Company has other deferred employee benefit plans, including supplemental pension plans, the liability for which totaled $15.7 million at December 31, 2009 and $14.4 million at December 31, 2008.

Summary of Assumptions and Activity

The tables included below provide reconciliations of benefit obligations and fair value of plan assets of the Company plans as well as the funded status and components of net periodic benefit costs for each period related to each plan. The Company uses a December 31 measurement date to determine the pension and other postretirement benefit information. The Company also used a measurement date of October 19, 2007 due to the Platinum Acquisition. The assumptions used to determine benefit obligations at the end of the periods and net periodic benefit costs for the Pension Benefits for U.S. plans were as follows:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
Discount rate for calculating obligations	5.80%	6.30%	6.50%	6.20%
Discount rate for calculating net periodic benefit cost	6.30	6.50	6.20	5.90
Expected rate of return on plan assets	8.75	8.75	8.75	8.75
Rate of compensation increase	4.00	4.00	4.00	4.00

The expected rate of return on U.S. plan assets is 8.75% for 2010.

The assumptions used to determine benefit obligations at the end of the periods and net periodic benefit costs for the Other Postretirement Benefits, primarily health care, for U.S. plans were as follows:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
Discount rate for calculating obligations	5.70%	6.30%	6.40%	6.15%
Discount rate for calculating net periodic benefit cost	6.30	6.40	6.15	5.85
Rate of compensation increase	4.00	4.00	4.00	4.00

The assumptions used to determine benefit obligations at the end of the periods and net periodic benefit costs for the Pension Benefits for Canadian plans were as follows:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
Discount rate for calculating obligations	5.75%	7.50%	5.50%	5.75%
Discount rate for calculating net periodic benefit cost	7.50	5.50	5.75	5.25
Expected rate of return on plan assets	7.00	7.00	6.50	7.00
Rate of compensation increase	3.50	3.50	3.50	3.50

The expected rate of return on Canadian plan assets is 7.00% for 2010.

The assumptions used to determine benefit obligations at the end of the periods and net periodic benefit costs for the Other Postretirement Benefits, primarily healthcare, for Canadian plans were as follows:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
Discount rate for calculating obligations	5.75%	7.50%	5.50%	5.75%
Discount rate for calculating net periodic benefit cost	7.50	5.50	5.75	5.25
Rate of compensation increase	3.50	3.50	3.50	3.50

	Year Ended December 31,
	Pension Benefits		Other Benefits
	2009	2008	2009	2008
	(In millions)
Change in Benefit Obligation
Benefit obligation at beginning of period	$726	$725	$194	$225
Service cost	2	3	2	2
Interest cost	44	45	12	14
Plan amendments	2	—	(1)	2
Actuarial (gain) loss	37	8	(22)	(34)
Curtailment gain	—	—	(2)	—
Effect of changes in exchange rates	7	(10)	2	(4)
Benefits paid (net of participant contributions and Medicare subsidy)	(49)	(45)	(11)	(11)

Benefit obligation at end of period	$769	$726	$174	$194

Accumulated benefit obligation at end of period	$765	$723	N/A	N/A

Change in Plan Assets
Plan assets at fair value at beginning of period	$430	$629	$—	$—
Actual return (loss) on plan assets	51	(161)	—	—
Employer contributions	8	17	12	12
Effect of changes in exchange rates	6	(10)	—	—
Benefits paid (net of participant contributions)	(49)	(45)	(12)	(12)

Plan assets at fair value at end of period	$446	$430	$—	$—

Reconciliation of Amount Recognized
Funded status	$(323)	$(296)	$(174)	$(194)

Amounts recognized in balance sheet consist of:
Current liabilities	$—	$—	$(14)	$(13)
Noncurrent liabilities	(323)	(296)	(160)	(181)

Net benefit liability at the end of the period	$(323)	$(296)	$(174)	$(194)

Canadian benefit obligations represented $49 million and $35 million of the Company’s total Pension Benefits obligations at December 31, 2009 and 2008, respectively. Canadian plan assets represented $46 million and $35 million of the Company’s total plan assets at fair value at December 31, 2009 and 2008, respectively. In addition, Canadian benefit obligations represented $15 million and $14 million of the Company’s total Other Benefits obligation at December 31, 2009 and 2008, respectively.

Amounts recognized in accumulated other comprehensive income (loss) at December 31, 2009 and 2008 consist of the following:

	At December 31,
	Pension Benefits		Other Benefits
	2009	2008	2009	2008
	(In millions)
Amounts recognized in accumulated other comprehensive income (loss), pre–tax, consists of
Net actuarial (gain) loss	$249	$213	$(67)	$(48)
Prior service cost	2	—	1	2

Total	$251	$213	$(66)	$(46)

Net actuarial losses of $5.9 million and prior service costs of $0.2 million for pension benefits and net actuarial gains of $4.7 million and $0.1 million of prior service costs for other postretirement benefits are expected to be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year.

Amounts recognized in other comprehensive income (loss) for the years ended December 31, 2009 and 2008 consist of the following:

	Year Ended December 31,
	Pension Benefits		Other Benefits
	2009	2008	2009	2008
	(In millions)
Amounts recognized in other comprehensive income (loss), pre-tax, consists of
Net actuarial loss (gain)	$35	$221	$(22)	$(33)
Amortization of net actuarial gain	—	—	3	—
Prior service cost (credit)	2	—	(1)	2

Total recognized in other comprehensive income (loss)	$37	$221	$(20)	$(31)

For measurement purposes for U.S. plans at December 31, 2009, the annual rate of increase in the per capita cost of covered health care benefits was 9 percent for all participants, grading down to 5 percent in 2017, the level at which it is expected to remain. For measurement purposes for U.S. plans at December 31, 2008, the annual rate of increase in the per capita cost of covered health care benefits was 8.5 percent for participants less than 65 years old and 9 percent for participants greater than 65 years old in 2008, grading down to 5 percent in 2015, the level at which it is expected to remain. For measurement purposes for Canadian plans at December 31, 2009, the annual rate of increase in the per capita cost of covered health care benefits was 12 percent per annum, grading down to 5 percent in 2023, the level at which it is expected to remain. For measurement purposes for Canadian plans at December 31, 2008, the annual rate of increase in the per capita cost of covered health care benefits for the Company’s salaried plan was 10 percent per annum, grading down to 6 percent in 2012, and 12 percent per annum, grading down to 6 percent in 2014 for the Company’s bargaining plan, the level at which it is expected to remain. For measurement purposes for U.S. plans at December 31, 2007 and October 19, 2007, the annual rate of increase in the per capita cost of covered health care benefits was 8.5 percent for participants less than 65 years old and 10 percent for participants greater than 65 years old in 2007, grading down to 5 percent in 2012, the level at which it is expected to remain. For measurement purposes for Canadian plans at December 31, 2007 and October 19, 2007, the annual rate of increase in the per capita cost of covered health care benefits was 12 percent per annum, grading down to 6 percent in 2013, the level at which it is expected to remain.

	Pension Benefits				Other Benefits
	Successor			Predecessor	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
	(In millions)
Components of net periodic benefit cost
Service cost	$2	$3	$1	$4	$2	$3	$1	$3
Interest cost	45	45	9	32	12	13	3	9
Expected return on assets	(49)	(52)	(11)	(40)	—	—	—	—
Amortization of prior service cost (credit)	—	—	—	1	—	—	—	(4)
Recognized actuarial loss (gain)	—	—	—	8	(3)	—	—	1
Curtailment gain	—	—	—	—	(2)	—	—	—

Net periodic benefit cost (credit)	$(2)	$(4)	$(1)	$5	$9	$16	$4	$9

The assumed health care cost trend rate has an effect on the amounts reported for the health care plans. For purposes of determining net periodic benefit cost for U.S plans, the annual rate of increase in the per capita cost of covered health care benefits was 8.5 percent for participants less than 65 years old and 9 percent for participants greater than 65 years old for the year ended December 31, 2009, grading down to 5 percent in 2015. For purposes of determining net periodic benefit cost for Canadian plans, the annual rate of increase in the per capita cost of covered health care benefits was 12 percent for the year ended December 31, 2009, grading down to 5 percent in 2023. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	1% increase	1% decrease
	(In millions)
Effect on service cost plus interest cost	$0.8	$(0.7)
Effect on postretirement benefit obligation	9.0	(7.4)

Pension Trust Assets

The expected long-term rate of return on pension trust assets is 7.00% to 8.75% based on the historical investment returns of the trust, the forecasted returns of the asset classes and a survey of comparable pension plan sponsors.

The Company’s pension trust weighted-average asset allocations at December 31, 2009 and 2008, by asset category are as follows:

	Trust Assets at December 31,
	2009	2008
Equity securities	64.0%	58.6%
Debt securities	26.6	26.2
Real Estate	4.8	10.1
Other	4.6	5.1

Total	100.0%	100.0%

The Board of Directors of Ryerson has general supervisory authority over the Pension Trust Fund and approves the investment policies and plan asset target allocation. An internal management committee provides on-going oversight of plan assets in accordance with the approved policies and asset allocation ranges and has the authority to appoint and dismiss investment managers. The investment policy objectives are to maximize long-term return from a diversified pool of assets while minimizing the risk of large losses, and to maintain adequate liquidity to permit timely payment of all benefits. The policies include diversification requirements and restrictions on concentration in any one single issuer or asset class. The currently approved asset investment classes are cash; fixed income; domestic equities; international equities; real estate; private equities and hedge funds of funds. Company management allocates the plan assets among the approved investment classes and provides appropriate directions to the investment managers pursuant to such allocations. The approved target ranges and allocations as of the December 31, 2009 and 2008 measurement dates were as follows:

	Range	Target
Equity securities	30-85%	73%
Debt securities	5-50	13
Real Estate	0-15	9
Other	0-15	5

Total		100%

The fair value of Ryerson’s pension plan assets at December 31, 2009 by asset category are as follows:

	Fair Value Measurements at December 31, 2009
Asset Category	Total	Level 1	Level 2	Level 3
	(In millions)
Cash	$1.3	$1.3	$—	$—
Equity securities:
US large cap	131.8	131.8	—	—
US small/mid cap	39.7	39.7	—	—
Canadian large cap	12.9	12.9	—	—
Canadian small cap	1.1	1.1	—	—
Other international companies	66.0	66.0	—	—
Emerging market companies	4.0	4.0	—	—
Fixed income securities:
U.S. Treasuries	16.5	16.5	—	—
Investment grade debt	47.3	47.3	—	—
Non-investment grade debt	23.8	23.8	—	—
Municipality / non-corporate debt	0.1	0.1	—	—
Emerging market debt	11.6	11.6	—	—
Asset backed debt	1.8	1.8	—	—
Agency non-mortgage debt	1.0	1.0	—	—
Agency mortgage debt	9.2	9.2	—	—
Mortgage-backed securities	6.7	6.7	—	—
Sub-prime securities	0.8	0.8	—	—
Other types of investments:
Multi-strategy funds	19.2	—	—	19.2
Private equity funds	29.8	—	—	29.8
Real estate	21.4	—	—	21.4

Total	$446.0	$375.6	$—	$70.4

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Multi-Strategy Hedge funds	Private Equity Funds	Real Estate	Total
Beginning balance at December 31, 2008	$19.0	$29.1	$39.8	$87.9
Actual return on plan assets:
Relating to assets still held at the reporting date	0.2	0.7	(18.4)	(17.5)

Ending balance at December 31, 2009	$19.2	$29.8	$21.4	$70.4

Securities listed on one or more national securities exchanges are valued at their last reported sales price on the date of valuation. If no sale occurred on the valuation date, the security is valued at the mean of the last “bid” and “ask” prices on the valuation date.

Corporate and government bonds which are not listed or admitted to trading on any securities exchanges are valued at the average mean of the last bid and ask prices on the valuation date based on quotations supplied by recognized quotation services or by reputable broker dealers.

The non-publicly traded securities, other securities or instruments for which reliable market quotations are not available are valued at each investment manager’s discretion. Valuations will depend on facts and circumstances known as of the valuation date and application of certain valuation methods.

Contributions

The Company contributed $7.5 million for the year ended December 31, 2009, $16.8 million for the year ended December 31, 2008, $0.3 million for the period October 20, 2007 to December 31, 2007, and $12.4 million for the period January 1, 2007 to October 19, 2007 to improve the funded status of the plans. The Company anticipates that it will have a minimum required pension contribution funding of approximately $46 million in 2010.

Estimated Future Benefit Payments

	Pension Benefits	Other Benefits
	(In millions)
2010	$50.0	$15.8
2011	50.5	15.8
2012	51.4	15.7
2013	52.2	15.5
2014	52.8	15.2
2015-2019	273.9	73.5

Note 10:  Restructuring Charges

The following summarizes restructuring accrual activity for the years ended December 31, 2009 and 2008, periods October 20, 2007 to December 31, 2007, and January 1, 2007 to October 19, 2007:

	Employee related costs	Tenancy and other costs	Total restructuring costs
	(In millions)
Predecessor
Balance at January 1, 2007	$2.2	$1.3	$3.5
Restructuring charges	4.3	0.8	5.1
Cash payments	(2.3)	(0.7)	(3.0)
Non-cash adjustments	(0.7)	(0.6)	(1.3)

Balance at October 19, 2007	$3.5	$0.8	$4.3

Successor
Exit plan liability assumed in acquisition	$111.5	$3.2	$114.7
Cash payments	(14.8)	(0.2)	(15.0)
Non-cash adjustments	(57.9)	—	(57.9)

Balance at December 31, 2007	$38.8	$3.0	$41.8
Adjustment to plan liability	(4.1)	(0.3)	(4.4)
Cash payments	(28.1)	(1.2)	(29.3)
Reduction to reserve	(0.4)	—	(0.4)

Balance at December 31, 2008	$6.2	$1.5	$7.7
Adjustment to plan liability	—	(0.3)	(0.3)
Cash payments	(6.1)	(0.3)	(6.4)
Reclassifications	0.4	(0.4)	—
Reduction to reserve	(0.1)	—	(0.1)

Balance at December 31, 2009	$0.4	$0.5	$0.9

2009

During 2009, the Company paid $6.4 million related to the exit plan liability recorded on October 19, 2007, as part of the Platinum Acquisition. The Company also recorded a $0.3 million reduction to the exit plan liability primarily due to lower property taxes on closed facilities than estimated in the initial restructuring plan. The remaining balance as of December 31, 2009 is expected to be paid during 2010.

2008

During 2008, the Company paid $29.3 million related to the exit plan liability recorded on October 19, 2007, as part of the Platinum Acquisition. The Company also recorded a $4.4 million reduction to the exit plan liability primarily due to 277 fewer employee terminations than anticipated in the initial restructuring plan. The reduction to the exit plan liability reduced goodwill by $2.6 million, net of tax. The Company also recorded a $0.4 million reduction to the exit plan liability in the fourth quarter of 2008 which was credited to warehousing, delivery, selling, general and administrative expense.

2007

On October 19, 2007, as part of the Platinum Acquisition, the Company recorded a liability of $114.7 million for exit costs assumed in the acquisition, which are the result of a preliminary plan of facility consolidations and organizational restructuring. The liability consists of future cash outlays for employee-related costs, including severance for 1,148 employees and employee relocation costs, totaling $53.6 million, future cash outlays for tenancy and other costs totaling $3.2 million and non-cash costs of $57.9 million for pensions and other postretirement benefits, which are shown as a reduction in the table above as such amounts are included in the deferred employee benefits liability at December 31, 2007.

From January 1, 2007 through October 19, 2007, the Company recorded a charge of $5.1 million due to workforce reductions and other tenancy obligations resulting from our integration of Integris Metals, Inc. Included in the charges were future cash outlays for employee-related costs of $3.6 million, including severance for 153 employees, non-cash costs of $0.7 million for pensions and other postretirement benefits, $0.2 million for future lease payments for closed facilities and non-cash costs of $0.6 million for impairment of leased facilities.

Note 11:  Income Taxes

The elements of the provision (benefit) for income taxes were as follows:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
	(In millions)
Income (loss) before income tax:
Federal	$(106.7)	$2.1	$(27.2)	$77.0
Foreign	(18.8)	35.4	9.1	28.0

	$(125.5)	$37.5	$(18.1)	$105.0

Current income taxes:
Federal	$3.4	$11.6	$(15.1)	$(4.0)
Foreign	7.5	9.9	2.6	9.6
State	(0.2)	3.0	0.1	0.5

	10.7	24.5	(12.4)	6.1
Deferred income taxes	56.2	(12.8)	5.5	30.8

Total tax provision (benefit)	$66.9	$11.7	$(6.9)	$36.9

Income taxes differ from the amounts computed by applying the federal tax rate as follows:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
	(In millions)
Federal income tax expense computed at statutory tax rate of 35%	$(44.0)	$13.1	$(6.3)	$36.8
Additional taxes or credits from:
State and local income taxes, net of federal income tax effect	(1.3)	2.3	(0.4)	2.7
Foreign tax credit	(8.5)	—	—	—
Other Non-deductible expenses	1.5	0.7	0.3	0.8
Domestic production activities benefit	(1.3)	(2.2)	—	—
Foreign income not includable in federal taxable income	2.8	(2.0)	(0.4)	(0.3)
Canadian taxes	3.0	(0.5)	(0.2)	—
Indian taxes	8.3	—	—	—
Tax on sale of foreign joint venture	14.5	—	—	—
Tax examination settlement and expiration of statute of limitations	—	—	—	(3.9)
Valuation allowance	92.3	—	—	0.2
All other, net	(0.4)	0.3	0.1	0.6

Total income tax provision (benefit)	$66.9	$11.7	$(6.9)	$36.9

The components of the deferred income tax assets and liabilities arising under FASB ASC 740, “Income Taxes,” (“ASC 740”) were as follows:

	At December 31,
	2009	2008
	(In millions)
Deferred tax assets:
AMT tax credit carryforwards	$47	$21
Post-retirement benefits other than pensions	70	76
State net operating loss carryforwards	5	5
Bad debt allowances	3	5
Pension liability	130	114
Restructuring and shut down reserves	2	1
Other deductible temporary differences	18	23
Less: valuation allowances	(98)	—

	$177	$245

Deferred tax liabilities:
Fixed asset basis difference	$120	$129
Other intangibles	4	5
Inventory basis difference	96	98

	220	232

Net deferred tax asset (liability)	$(43)	$13

The Company had available at December 31, 2009, federal AMT credit carryforwards of approximately $47 million, which may be used indefinitely to reduce regular federal income taxes.

At December 31, 2009 and December 31, 2008, the deferred tax asset related to the Company’s postretirement benefits other than pensions was $70 million and $76 million, respectively. At December 31, 2009 and December 31, 2008, the Company also had a deferred tax asset related to the Company’s pension liability of $130 million and $114 million, respectively. To the extent that future annual charges continue to exceed amounts deductible for tax purposes, these deferred tax assets will continue to grow. Thereafter, even if the Company should have a tax loss in any year in which the deductible amount would exceed the financial statement expense, the tax law provides for a 20-year carryforward period for that loss.

The Company had $5 million, net of tax, state net operating loss (“NOL”) carryforwards available at December 31, 2009.

In accordance with FASB ASC 740, “Income Taxes,” the Company assesses, on a quarterly basis, the realizability of its deferred tax assets. A valuation allowance must be established when, based upon the evaluation of all available evidence, it is more-likely-than-not that all or a portion of the deferred tax assets will not be realized. In making this determination, we analyzed, among other things, our recent history of earnings and cash flows, the nature and timing of future deductions and benefits represented by the deferred tax assets and our cumulative earnings for the last twelve quarters. As a result of the historical twelve quarters of cumulative U.S. pre-tax losses incurred during the second quarter of 2009, we were unable to rely on the positive evidence of projected future income. We reviewed all of the other future sources of taxable income such as: 1) the expected reversal of existing taxable temporary differences, 2) our ability to carryback taxable losses, and 3) the availability of prudent and feasible tax planning strategies. After considering both the positive and negative evidence for the second quarter of fiscal year 2009, the Company determined that it was more-likely-than-not that it would not realize the full value of a portion of its U.S. deferred tax assets. As a result, during the second quarter of 2009, the Company established a valuation allowance against its deferred tax assets in the U.S. to reduce them to the amount that is more-likely-than-not to be realized with a corresponding non-cash charge of $74.3 million to the provision for income taxes. During the second half of 2009, the changes in our deferred tax asset balances, primarily related to pension liabilities and fixed assets, required an additional charge of $23.9 million, increasing the valuation allowance to $98.4 million at December 31, 2009. Of the charges recorded during 2009, $92.3 million of this valuation allowance was charged to income tax provision and $5.9 million was charged to other comprehensive income in 2009. The valuation allowance is reviewed quarterly and will be maintained until sufficient positive evidence exists to support the reversal of some or all of the valuation allowance.

At December 31, 2009 the Company had approximately $70.3 million of undistributed foreign earnings. The Company has not recognized any U.S. tax expense on $66.6 million of these earnings since it intends to reinvest the earnings outside the U.S. for the foreseeable future. The Company has recognized U.S. tax expense on $4 million of these undistributed earnings that were included in the Company’s prior year U.S. taxable income under the U.S. Subpart F income rules.

Effective January 1, 2007, the Company adopted the provisions of ASC 740 relating to the accounting for uncertainty in income taxes. These provisions clarify the accounting for uncertainty in income taxes to be recognized in an enterprise’s financial statements and prescribe a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As a result of the implementation, the Company recognized a $0.8 million decrease to reserves for uncertain tax positions.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Unrecognized tax benefits
(In millions)
Predecessor
Unrecognized tax benefits balance at January 1, 2007	$13.9
Gross increases—tax positions in prior periods	0.2
Gross decreases—tax positions in prior periods	(2.9)
Settlements	(4.2)

Unrecognized tax benefits balance at October 19, 2007	$7.0

Successor
Unrecognized tax benefits balance at October 20, 2007	$7.0
Gross increases—tax positions in prior periods	0.1

Unrecognized tax benefits balance at December 31, 2007	$7.1
Gross increases—tax positions in prior periods	0.4
Settlements and closing of statement of limitations	(2.4)

Unrecognized tax benefits balance at December 31, 2008	$5.1
Gross increases—tax positions in prior periods	0.1
Settlements and closing of statement of limitations	(0.2)

Unrecognized tax benefits balance at December 31, 2009	$5.0

Ryerson and its subsidiaries are subject to U.S. federal income tax as well as income tax of multiple state and foreign jurisdictions. The Company has substantially concluded all U.S. federal income tax matters for years through 2006. Substantially all state and local income tax matters have been concluded through 1999. However, a change by a state in subsequent years would result in an insignificant change to the Company’s state tax liability. The Company has substantially concluded foreign income tax matters through 2003 for all significant foreign jurisdictions.

We recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2009 and 2008, we had approximately $1.5 million and $1.4 million of accrued interest related to uncertain tax positions, respectively. Total amount of unrecognized tax benefits that would affect our effective tax rate if recognized is $3.2 million and $3.3 million as of December 31, 2009 and 2008, respectively.

Note 12:  Goodwill

The following is a summary of changes in the carrying amount of goodwill:

Carrying Amount
(In millions)
Balance at January 1, 2008	$68.5
Adjustments to purchase price	6.4
Effect of consolidating VSC-Ryerson	1.5

Balance at December 31, 2008	$76.4
Adjustments to purchase price	(4.5)
Changes due to foreign currency translation	(0.5)

Balance at December 31, 2009	$71.4

In 2009 and 2008, the Company adjusted the fair value of the assets acquired and liabilities assumed as part of the Platinum Acquisition totaling $(4.5) million and $6.4 million, respectively. In addition, as a result of consolidating the results of VSC-Ryerson as of October 31, 2008, the goodwill balance increased $1.5 million.

Note 13:  Intangible Assets

The following summarizes the components of intangible assets at December 31, 2009 and 2008:

	December 31, 2009			December 31, 2008
Amortized intangible assets	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
	(In millions)
Customer relationships	$14.9	$(2.5)	$12.4	$15.0	$(1.4)	$13.6

Amortization expense related to intangible assets for the year ended December 31, 2009 was $1.1 million, for the year ended December 31, 2008 was $1.2 million, for the periods October 20 to December 31, 2007 was $0.2 million, and January 1 to October 19, 2007 was $3.1 million.

Other intangible assets were amortized primarily over a period of 3 to 5 years up to and including October 19, 2007 and over a period of 13 years on and after October 20, 2007. Estimated amortization expense related to intangible assets at December 31, 2009, for each of the years in the five year period ending December 31, 2014 and thereafter is as follows:

Estimated Amortization Expense
(In millions)
For the year ended 12/31/10	$1.2
For the year ended 12/31/11	1.2
For the year ended 12/31/12	1.2
For the year ended 12/31/13	1.2
For the year ended 12/31/14	1.2
For the years ended thereafter	6.4

Note 14:  Restricted Cash

On October 19, 2007, prior to the Platinum Acquisition, the Company deposited $5.0 million in a trust account to fund payments arising from the Platinum Acquisition, primarily payments to the Predecessor Board of Directors. The remaining balance in this trust account at December 31, 2009 was $1.7 million. As part of the 2014 and 2015 Notes indenture, proceeds from the sale of property, plant, and equipment are deposited in a restricted cash account. Cash can be withdrawn from this restricted account upon meeting certain requirements. The balance in this account was $3.0 million at December 31, 2009. In addition, VSC-Ryerson has a restricted cash balance of $9.9 million as of December 31, 2009, which is primarily related to a structured foreign currency deposit that cannot be withdrawn until its maturity date in March 2010. We also have $4.9 million of cash restricted for purposes of covering letters of credit that can be presented for potential insurance claims.

Note 15:  Sales by Product

The Company derives substantially all of its sales from the distribution of metals. The following table shows the Company’s percentage of sales by major product line:

	Successor			Predecessor
Product Line	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
	(Percentage of Sales)
Stainless	25%	30%	34%	36%
Aluminum	22	20	21	22
Carbon flat rolled	28	25	26	24
Bars, tubing and structurals	8	9	8	7
Fabrication and carbon plate	11	11	7	7
Other	6	5	4	4

Total	100%	100%	100%	100%

No customer accounted for more than 10 percent of Company sales for the years ended December 31, 2009 and 2008, or for the periods from October 20 to December 31, 2007, January 1 to October 19, 2007. The top ten customers accounted for less than 17 percent of its sales for the year ended December 31, 2009. A significant majority of the Company’s sales are attributable to its U.S. operations and a significant majority of its long-lived assets are located in the United States. The only operations attributed to a foreign country relate to the Company’s subsidiaries in Canada and China, which comprised 14 percent, 11 percent, 13 percent, and 10 percent of the Company’s sales during the years ended December 31, 2009 and 2008, and the periods October 20, 2007 to December 31, 2007, January 1, 2007 to October 19, 2007, respectively; Canadian and Chinese assets were 17 percent, 15 percent, and 9 percent of consolidated assets at December 31, 2009, 2008, and 2007, respectively.

Note 16:  Comprehensive Income

The following sets forth the components of comprehensive income:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
	(In millions)
Net income (loss)	$(192.4)	$25.8	$(11.2)	$68.1
Other comprehensive income (loss):
Foreign currency translation adjustments	27.9	(43.1)	(2.6)	34.6
Changes in unrecognized benefit costs, net of tax benefit of $1.8 in 2009, $72.7 tax benefit in 2008, tax provision of $8.2 from October 20, 2007 to December 31, 2007, and tax benefit of $4.2 from January 1, 2007 to October 19, 2007	(17.0)	(114.7)	13.0	(6.4)
Unrealized loss on derivative instruments	—	—	—	(1.0)

Total comprehensive income (loss)	(181.5)	(132.0)	(0.8)	95.3
Less: Comprehensive income (loss) attributable to noncontrolling interest	(3.4)	(1.7)	—	—

Comprehensive income (loss) attributable to Ryerson Inc	$(178.1)	$(130.3)	$(0.8)	$95.3

Note 17:  Commitments and Contingencies

Lease Obligations & Other

The Company leases buildings and equipment under noncancellable operating leases expiring in various years through 2020. Future minimum rental commitments are estimated to total $98.0 million, including approximately $19.9 million in 2010, $15.7 million in 2011, $12.0 million in 2012, $9.3 million in 2013, $7.1 million in 2014 and $34.0 million thereafter.

Rental expense under operating leases totaled $25.4 million for the year ended December 31, 2009, $30.0 million for the year ended December 31, 2008, $6.6 million for the period October 20 to December 31, 2007, and $23.4 million for the period January 1 to October 19, 2007.

To fulfill contractual requirements for certain customers in 2009, the Company has entered into certain fixed-price noncancellable contractual obligations. These purchase obligations which will all be paid in 2010 aggregated $36.1 million at December 31, 2009.

There are various claims and pending actions against the Company. The amount of liability, if any, for those claims and actions at December 31, 2009 is not determinable but, in the opinion of management, such liability, if any, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Concentrations of Various Risks

The Company’s financial instruments consist of cash, accounts receivable, derivative instruments, accounts payable, and notes payable. In the case of cash, accounts receivable and accounts payable, the carrying amount on the balance sheet approximates the fair values due to the short-term nature of these instruments. The derivative instruments are marked to market each period. Based on borrowing rates available to the Company for loans with similar terms, the carrying value of notes payable approximates the fair values.

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of derivative financial instruments and trade accounts receivable. Our derivative financial instruments are contracts placed with major financial institutions. Credit is generally extended to customers based upon an evaluation of each customer’s financial condition, with terms consistent in the industry and no collateral required. Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their dispersion across geographic areas.

The Company has signed supply agreements with certain vendors which may obligate the Company to make cash deposits based on the spot price of aluminum at the end of each month. These cash deposits offset amounts payable to the vendor when inventory is received. We made no cash deposits for the year ended December 31, 2009. We have no exposure at December 31, 2009.

Approximately 18% of our total labor force is covered by collective bargaining agreements. There are collective bargaining agreements that will expire in fiscal 2010, which cover approximately 2% of our total labor force. We believe that our overall relationship with our employees is good.

Litigation

From time to time, we are named as a defendant in legal actions incidental to our ordinary course of business. We do not believe that the resolution of these claims will have a material adverse effect on our financial position, results of operations or cash flows. We maintain liability insurance coverage to assist in protecting our assets from losses arising from or related to activities associated with business operations.

On April 22, 2002, Champagne Metals, an Oklahoma metals service center that processes and sells aluminum products, sued us and six other metals service centers in the United States District Court for the Western District of Oklahoma. Champagne Metals alleged a conspiracy among the defendants to induce or coerce aluminum suppliers to refuse to designate it as a distributor in violation of federal and state antitrust laws and tortious interference with business and contractual relations. The complaint sought damages with the exact amount to be determined at trial. Champagne Metals also sought treble damages on its antitrust claims and sought punitive damages in addition to actual damages on its other claim. On May 12, 2009, the parties resolved all matters by agreement. Under the terms of this agreement we made a cash payment of $2.6 million to Champagne Metals. On June 12, 2009 the matter was dismissed with prejudice.

Note 18:  Condensed Consolidating Financial Statements

On October 19, 2007, Merger Sub issued Ryerson Notes. Merger Sub was formed solely for the purpose of merging with and into Ryerson. Ryerson is the surviving corporation of the merger and assumed the obligations of Merger Sub. The Ryerson Notes are fully and unconditionally guaranteed on a senior secured basis by each of Ryerson’s existing and future domestic subsidiaries that are co-borrowers or guarantee our obligations under the Ryerson Credit Facility. Each guarantor of the Ryerson Notes is 100% owned by Ryerson and the guarantees are joint and several. Ryerson Inc. may only pay dividends to Ryerson Holding to the extent of 50% of future net income, once prior losses are offset. Presented below is the condensed consolidating financial information of Ryerson and its subsidiaries as of December 31, 2009 and 2008 (Successor), for the years ended December 31, 2009 and 2008, the period from October 20 to December 31, 2007 (Successor), and the period from January 1 to October 19, 2007 (Predecessor).

RYERSON INC.

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

(SUCCESSOR)

YEAR ENDED DECEMBER 31, 2009

(In millions)

	Parent	Guarantor	Non-guarantor	Eliminations	Consolidated
Net sales	$—	$2,647.2	$423.4	$(4.5)	$3,066.1
Cost of materials sold	—	2,247.6	367.5	(4.5)	2,610.6

Gross profit	—	399.6	55.9	—	455.5
Warehousing, delivery, selling, general and administrative expenses	3.4	417.3	63.2	—	483.9
Gain on sale of assets	—	(3.3)	—	—	(3.3)
Impairment charge on fixed assets	—	19.3	—	—	19.3
Other postretirement benefits curtailment gain	—	—	(2.0)	—	(2.0)

Operating profit (loss)	(3.4)	(33.7)	(5.3)	—	(42.4)
Other income and expense, net	2.7	—	(12.9)	—	(10.2)
Interest and other expense on debt	(69.1)	(1.7)	(2.1)	—	(72.9)
Intercompany transactions:
Interest expense on intercompany loans	(56.5)	(2.1)	(0.3)	58.9	—
Interest income on intercompany loans	—	56.9	2.0	(58.9)	—

Income (loss) before income taxes	(126.3)	19.4	(18.6)	—	(125.5)
Provision (benefit) for income taxes	42.7	16.7	7.5	—	66.9
Equity in (earnings) loss of subsidiaries	(20.3)	(15.4)	—	35.7	—

Net income (loss)	(189.3)	(12.7)	(26.1)	35.7	(192.4)
Less: Net income (loss) attributable to noncontrolling interest	—	—	(3.1)	—	(3.1)

Net income (loss) attributable to Ryerson Inc.	$(189.3)	$(12.7)	$(23.0)	$35.7	$(189.3)

RYERSON INC.

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

(SUCCESSOR)

YEAR ENDED DECEMBER 31, 2008

(In millions)

	Parent	Guarantor	Non-guarantor	Eliminations	Consolidated
Net sales	$—	$4,751.9	$571.1	$(13.2)	$5,309.8
Cost of materials sold	—	4,134.8	476.1	(13.2)	4,597.7

Gross profit	—	617.1	95.0	—	712.1
Warehousing, delivery, selling, general and administrative expenses	5.0	517.2	63.9	—	586.1

Operating profit (loss)	(5.0)	99.9	31.1	—	126.0
Other income and expense, net	18.5	0.9	2.0	—	21.4
Interest and other expense on debt	(106.6)	(2.7)	(0.6)	—	(109.9)
Intercompany transactions:
Interest expense on intercompany loans	(47.3)	—	(0.4)	47.7	—
Interest income on intercompany loans	—	47.7	—	(47.7)	—

Income (loss) before income taxes	(140.4)	145.8	32.1	—	37.5
Provision (benefit) for income taxes	(49.5)	51.3	9.9	—	11.7
Equity in (earnings) loss of subsidiaries	(118.3)	(19.5)	—	137.8	—

Net income	27.4	114.0	22.2	(137.8)	25.8
Less: Net income attributable to noncontrolling interest	—	—	1.6	—	1.6

Net income attributable to Ryerson Inc.	$27.4	$114.0	$23.8	$(137.8)	$27.4

RYERSON INC.

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

(SUCCESSOR)

OCTOBER 20 TO DECEMBER 31, 2007

(In millions)

	Parent	Guarantor	Non-guarantor	Eliminations	Consolidated
Net sales	$—	$847.5	$121.1	$(2.3)	$966.3
Cost of materials sold	—	730.0	101.4	(2.3)	829.1

Gross profit	—	117.5	19.7	—	137.2
Warehousing, delivery, selling, general and administrative expenses	5.6	108.9	12.4	—	126.9

Operating profit (loss)	(5.6)	8.6	7.3	—	10.3
Other income and expense, net	0.2	—	2.2	—	2.4
Interest and other expense on debt	(29.4)	(1.3)	(0.1)	—	(30.8)
Intercompany transactions:
Interest expense on intercompany loans	(13.3)	—	(0.1)	13.4	—
Interest income on intercompany loans	—	13.4	—	(13.4)	—

Income (loss) before income taxes	(48.1)	20.7	9.3	—	(18.1)
Provision (benefit) for income taxes	(19.5)	10.0	2.6	—	(6.9)
Equity in (earnings) loss of subsidiaries	(17.4)	(5.3)	—	22.7	—

Net income (loss)	$(11.2)	$16.0	$6.7	$(22.7)	$(11.2)

RYERSON INC.

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

(PREDECESSOR)

JANUARY 1 TO OCTOBER 19, 2007

(In millions)

	Parent	Guarantor	Non-guarantor	Eliminations	Consolidated
Net sales	$—	$4,546.4	$494.7	$(5.5)	$5,035.6
Cost of materials sold	—	3,905.2	407.4	(5.5)	4,307.1

Gross profit	—	641.2	87.3	—	728.5
Warehousing, delivery, selling, general and administrative expenses	2.6	514.4	52.5	—	569.5
Restructuring and Plant Closure Costs	—	4.5	0.6	—	5.1
Gain on sale of Assets	—	(7.0)	(0.2)	—	(7.2)

Operating profit (loss)	(2.6)	129.3	34.4	—	161.1
Other income and expense, net	0.7	—	(1.7)	—	(1.0)
Interest and other expense on debt	(24.0)	(30.2)	(0.9)	—	(55.1)
Intercompany transactions:
Interest expense on intercompany loans	(69.9)	—	(0.6)	70.5	—
Interest income on intercompany loans	—	70.5	—	(70.5)	—

Income (loss) before income taxes	(95.8)	169.6	31.2	—	105.0
Provision (benefit) for income taxes	(21.3)	48.6	9.6	—	36.9
Equity in (earnings) loss of subsidiaries	(142.6)	(17.7)	—	160.3	—

Net income	$68.1	$138.7	$21.6	$(160.3)	$68.1

RYERSON INC.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

(SUCCESSOR)

YEAR ENDED DECEMBER 31, 2009

(In millions)

	Parent	Guarantor	Non-guarantor	Eliminations	Consolidated
OPERATING ACTIVITIES:
Net income (loss)	$(189.3)	$(12.7)	$(26.1)	$35.7	$(192.4)

Non-cash expenses	60.8	32.5	3.3	—	96.6
Equity in earnings of subsidiaries	20.3	15.4	—	(35.7)	—
Changes in working capital	50.5	313.9	16.1	—	380.5

Net adjustments	131.6	361.8	19.4	(35.7)	477.1

Net cash provided by (used in) operating activities	(57.7)	349.1	(6.7)	—	284.7

INVESTING ACTIVITIES:
Net cash provided by (used in) investing activities	37.1	(332.6)	34.4	293.2	32.1

FINANCING ACTIVITIES:
Net cash provided by (used in) financing activities	20.5	(19.5)	(28.7)	(293.2)	(320.9)

Net increase (decrease) in cash and cash equivalents	(0.1)	(3.0)	(1.0)	—	(4.1)
Effect of exchange rates	—	—	10.1	—	10.1

Net change in cash and cash equivalents	(0.1)	(3.0)	9.1	—	6.0
Beginning cash and cash equivalents	0.1	7.6	101.2	—	108.9

Ending cash and cash equivalents	$—	$4.6	$110.3	$—	$114.9

RYERSON INC.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

(SUCCESSOR)

YEAR ENDED DECEMBER 31, 2008

(In millions)

	Parent	Guarantor	Non-guarantor	Eliminations	Consolidated
OPERATING ACTIVITIES:
Net income	$27.4	$114.0	$22.2	$(137.8)	$25.8

Non-cash expenses	28.9	(35.1)	(12.4)	—	(18.6)
Equity in earnings of subsidiaries	(118.3)	(19.5)	—	137.8	—
Changes in working capital	(1,470.1)	1,665.4	76.8	—	272.1

Net adjustments	(1,559.5)	1,610.8	64.4	137.8	253.5

Net cash provided by (used in) operating activities	(1,532.1)	1,724.8	86.6	—	279.3

INVESTING ACTIVITIES:
Net cash provided by (used in) investing activities	1,212.6	(552.4)	24.1	(660.3)	24.0

FINANCING ACTIVITIES:
Net cash provided by (used in) financing activities	319.5	(1,194.7)	(7.1)	660.3	(222.0)

Net increase (decrease) in cash and cash equivalents	—	(22.3)	103.6	—	81.3
Effect of exchange rates	—	—	(7.6)	—	(7.6)

Net change in cash and cash equivalents	—	(22.3)	96.0	—	73.7
Beginning cash and cash equivalents	0.1	29.9	5.2	—	35.2

Ending cash and cash equivalents	$0.1	$7.6	$101.2	$—	$108.9

RYERSON INC.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

(SUCCESSOR)

OCTOBER 20 TO DECEMBER 31, 2007

(In millions)

	Parent	Guarantor	Non-guarantor	Eliminations	Consolidated
OPERATING ACTIVITIES:
Net income (loss)	$(11.2)	$16.0	$6.7	$(22.7)	$(11.2)

Non-cash expenses	(68.8)	55.1	11.4	—	(2.3)
Equity in earnings of subsidiaries	(17.4)	(5.3)	—	22.7	—
Changes in working capital	(18.1)	52.0	33.7	—	67.6

Net adjustments	(104.3)	101.8	45.1	22.7	65.3

Net cash provided by (used in) operating activities	(115.5)	117.8	51.8	—	54.1

INVESTING ACTIVITIES:
Net cash provided by (used in) investing activities	(830.8)	52.8	(70.9)	(220.7)	(1,069.6)

FINANCING ACTIVITIES:
Net cash provided by (used in) financing activities	946.4	(151.2)	5.3	220.7	1,021.2

Net change in cash and cash equivalents	0.1	19.4	(13.8)	—	5.7
Beginning cash and cash equivalents	—	10.5	19.0	—	29.5

Ending cash and cash equivalents	$0.1	$29.9	$5.2	$—	$35.2

RYERSON INC.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

(PREDECESSOR)

JANUARY 1 TO OCTOBER 19, 2007

(In millions)

	Parent	Guarantor	Non-guarantor	Eliminations	Consolidated
OPERATING ACTIVITIES:
Net income	$68.1	$138.7	$21.6	$(160.3)	$68.1

Non-cash expenses	54.4	20.0	5.3	—	79.7
Equity in earnings of subsidiaries	(142.6)	(17.7)	—	160.3	—
Changes in working capital	(101.8)	503.2	14.8	—	416.2

Net adjustments	(190.0)	505.5	20.1	160.3	495.9

Net cash provided by (used in) operating activities	(121.9)	644.2	41.7	—	564.0

INVESTING ACTIVITIES:
Net cash provided by (used in) investing activities	30.8	94.2	(2.1)	(146.9)	(24.0)

FINANCING ACTIVITIES:
Net cash provided by (used in) financing activities	59.4	(746.1)	(25.8)	146.9	(565.6)

Net change in cash and cash equivalents	(31.7)	(7.7)	13.8	—	(25.6)
Beginning cash and cash equivalents	31.7	18.2	5.2	—	55.1

Ending cash and cash equivalents	$—	$10.5	$19.0	$—	$29.5

RYERSON INC.

CONDENSED CONSOLIDATING BALANCE SHEET

(SUCCESSOR)

DECEMBER 31, 2009

(In millions)

	Parent	Guarantor	Non-guarantor	Eliminations	Consolidated
ASSETS
Current Assets	$1,662.4	$849.3	$261.8	$(1,633.7)	$1,139.8
Property, plant and equipment net of accumulated depreciation	—	427.7	61.0	—	488.7
Other noncurrent assets	810.6	1,896.0	14.8	(2,562.3)	159.1

Total Assets	$2,473.0	$3,173.0	$337.6	$(4,196.0)	$1,787.6

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	$46.8	$1,921.8	$50.8	$(1,633.7)	$385.7
Noncurrent liabilities	2,295.4	485.9	33.1	(1,578.9)	1,235.5
Ryerson Inc. stockholders’ equity (deficit)	130.8	765.3	218.1	(983.4)	130.8
Noncontrolling interest	—	—	35.6	—	35.6

Total Liabilities and Equity	$2,473.0	$3,173.0	$337.6	$(4,196.0)	$1,787.6

RYERSON INC.

CONDENSED CONSOLIDATING BALANCE SHEET

(SUCCESSOR)

DECEMBER 31, 2008

(In millions)

	Parent	Guarantor	Non-guarantor	Eliminations	Consolidated
ASSETS
Current assets	$1,768.6	$1,162.8	$280.4	$(1,723.5)	$1,488.3
Property, plant and equipment net of accumulated depreciation	—	501.6	54.7	—	556.3
Other noncurrent assets	816.2	1,514.4	54.4	(2,157.1)	227.9

Total Assets	$2,584.8	$3,178.8	$389.5	$(3,880.6)	$2,272.5

LIABILITIES AND EQUITY
Current liabilities	$54.7	$1,952.7	$137.9	$(1,723.5)	$421.8
Noncurrent liabilities	2,186.2	485.8	26.6	(1,230.8)	1,467.8
Ryerson Inc. stockholders’ equity	343.9	740.3	186.0	(926.3)	343.9
Noncontrolling interest	—	—	39.0	—	39.0

Total Liabilities and Equity	$2,584.8	$3,178.8	$389.5	$(3,880.6)	$2,272.5

Note 19:  Gain on Sale of Assets

During the year ended December 31, 2009, we sold certain facilities and equipment for $17.3 million and recorded a gain on sale of $3.3 million pretax, or $2.0 million after tax.

During the period January 1, 2007 to October 19, 2007, we sold certain facilities and equipment for $23.5 million and recorded a gain on sale of $7.2 million pretax, or $4.4 million after tax.

Note 20:  Other Matters

Equity Investments

Coryer. In 2003, the Company and G. Collado S.A. de C.V. formed Coryer, S.A. de C.V. (“Coryer”), a joint venture in Mexico. The Company had a 49 percent equity interest in the joint venture until the Company sold its interest on November 28, 2008 to the majority stockholder. The Company recognized $0.8 million gain on the sale in 2008.

Tata Ryerson Limited. The Company sold its 50 percent interest in Tata Ryerson Limited, a joint venture with Tata Steel Limited, an integrated steel manufacturer in India on July 10, 2009 to its joint venture partner. Tata Ryerson Limited, which was formed in 1997, is a metals service center and processor with processing facilities at Jamshedpur, Faridabad, and Ranjangaon, India. Prior to the sale, the Company accounted for this joint venture under the equity method of accounting. The Company received proceeds of $49 million for the transaction and recognized a pre-tax gain of approximately $0.5 million in the third quarter of 2009. The Company’s investment in this joint venture was not material to the Company’s consolidated financial position or results of operations.

VSC-Ryerson. In 2006, the Company contributed $28.3 million to form VSC-Ryerson, a joint venture with VSC, a Hong Kong Stock Exchange listed company. On October 31, 2008, Ryerson Holding purchased an additional 20% in VSC-Ryerson. On December 31, 2008, VSC sold an additional 20% interest in VSC-Ryerson: 10% was purchased by a wholly-owned subsidiary of Ryerson Holding and the remaining 10% was purchased by a subsidiary of Ryerson. Ryerson’s total contribution in 2008 was $7.1 million, increasing its direct ownership percentage to 50%. Based on our voting control through Ryerson Holding, we have fully consolidated the operations of VSC-Ryerson as of October 31, 2008. VSC-Ryerson is based in Shanghai and operates processing and service centers in Guangzhou, Dongguan, Kunshan, Tianjin and Wuhan and a sales office in Shanghai.

Note 21:  Related Parties

The Company pays an affiliate of Platinum Equity, LLC an annual monitoring fee of up to $5.0 million pursuant to a corporate advisory services agreement. The monitoring fee was $5.0 million for the years ended December 31, 2009 and 2008 and $5.0 million in the period from October 20, 2007 to December 31, 2007.

We declared and paid a dividend of $35.0 million and $25.0 million to Ryerson Holding in July 2009 and April 2008, respectively.

Note 22:  Subsequent events

On January 26, 2010, JT Ryerson acquired all of the issued and outstanding capital stock of Texas Steel Processing, Inc., a steel plate processor based in Houston, Texas. The acquisition is not material to our consolidated statement of operations and consolidated balance sheet.

Ryerson Holding Corporation

All tendered original notes, executed letters of transmittal, and other related documents should be directed to the exchange agent. Requests for assistance and for additional copies of this prospectus, the letter of transmittal and other related documents should be directed to the exchange agent.

EXCHANGE AGENT:

WELLS FARGO BANK, NATIONAL ASSOCIATION

By Facsimile:

(612) 667-9825

Confirm by telephone:

(262) 361-4376

By Mail, Hand or Courier:

Wells Fargo Bank, National Association

Corporate Trust Services

MAC N9311-110

625 Marquette Avenue

Minneapolis, Minnesota 55479

Attention:

Ryerson Holding Corporation

OFFER TO EXCHANGE

Up to $483,000,000 aggregate principal amount at maturity of its 14 1/2% Senior Discount Notes due 2015 registered under the Securities Act of 1933 for

any and all outstanding 14 1/2% Senior Discount Notes due 2015

PROSPECTUS

Dealer Prospectus Delivery Obligations

Until             , all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                    , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Ryerson Holding Corporation is incorporated under the laws of Delaware. Pursuant to our organizational documents, we provide for indemnification of our directors and officers to the fullest extent permitted under Delaware corporate law. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits and proceedings, whether civil, criminal, administrative or investigative (other than action by or in the right of the corporation—a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s, bylaws, disinterested director vote, stockholder vote, agreement, or otherwise.

Our certificate of incorporation further provides that our directors and officers will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director or officer, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derives an improper personal benefit.

If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

We also maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as such.

Item 21. Exhibits and Financial Statement Schedules.

(a)	Exhibits

Exhibit No.	Description
3.1	Restated Certificate of Incorporation of Ryerson Holding Corporation*

3.2	Restated Bylaws of Ryerson Holding Corporation*

4.1	Indenture, dated as of January 29, 2010, by and between Ryerson Holding Corporation and Wells Fargo, National Association, as the trustee.*

4.2	First Supplemental Indenture, dated as of April 12, 2010, between Ryerson Holding Corporation and Wells Fargo Bank, N.A., as trustee.*

4.3	Form of Original Global 14.5% Senior Discount Note due 2015. (Included in Exhibit 4.1)*

4.4	Form of Exchange Global 14.5% Senior Discount Note due 2015.†

4.5	Registration Rights Agreement, dated as of January 29, 2010, by and between Ryerson Holding Corporation, Banc of America Securities LLC, UBS Securities LLC and KeyBanc Capital Markets Inc as the initial purchasers.*

4.6	Pledge Agreement, dated as of January 29, 2010, by Ryerson Holding Corporation, in favor of Wells Fargo Bank, N.A., as collateral agent.*

5.1	Opinion of Willkie Farr & Gallagher LLP regarding the validity of the securities being registered.†

8.1	Opinion of Willkie Farr & Gallagher LLP with respect to certain tax matters (included as part of its form of opinion filed as Exhibit 5.1 hereto).†

10.1	Credit Agreement, dated as of October 19, 2007, by and among Rhombus Merger Corporation, Joseph T. Ryerson & Son, Inc., Banc of America Securities LLC, as sole lead arranger and book manager, Ryerson Canada, Inc., as Canadian borrower, Wachovia Capital Finance Corporation (Central), as co-documentation agents, Wells Fargo Foothill, LLC, General Electric Capital Corporation, as co-syndication agents, ABN AMRO Bank N.V., Bank of America, N.A. (acting through its Canada branch), as Canadian agent, Bank of America, N.A., as administrative agent, and the lenders named therein.(a)

10.2	Guarantee and Security Agreement, dated as of October 19, 2007, by and among Rhombus Merger Corporation, the pledgors and guarantors party thereto and Bank of America, N.A., as administrative agent.(a)

10.3	Intercreditor Agreement, dated as of October 19, 2007, by and among Bank of America, N.A., as ABL collateral agent and Wells Fargo Bank, National Association, as notes collateral agent.(a)

10.4	General Security Agreement, dated October 19, 2007, by and between Ryerson Canada, Inc. and Bank of America, N.A., as Canadian Agent.(a)

10.5	Employment Agreement, dated February 28, 2007, by and between Ryerson Inc. and Stephen E. Makarewicz.(a)

10.6	Employment Agreement, dated July 23, 2001, by and between Ryerson Tull, Inc. and Terence R. Rogers.(a)

10.7	Indemnification Agreement, dated July 24, 2007, by and between Ryerson Inc. and Terence R. Rogers.(a)

10.8	Indemnification Agreement, dated July 24, 2007, by and between Ryerson Inc. and Stephen E. Makarewicz.(a)

10.9	Ryerson Nonqualified Savings Plan.(b)

10.10	Offer Letter Agreement, dated January 8, 2008, between Ryerson Inc. and Matthias Heilmann.(b)

10.11	Rhombus Holding Corporation Amended and Restated 2009 Participation Plan.*

10.12	Ryerson Annual Incentive Plan (as amended through June 14, 2007).*

12.1	Statement of Computation of Ratio of Earnings to Fixed Charges.*

21.1	List of Subsidiaries of Ryerson Holding Corporation.*

23.1	Consent of Ernst & Young LLP.*

23.2	Consent of Willkie Farr & Gallagher LLP (included in the opinion referred to in 5.1 above).†

24.1	Power of Attorney (included in the signature pages hereto).*

25.1	Statement of Eligibility of Trustee on Form T-1 for 14.5% Senior Discount Notes due 2015.†

99.1	Form of Letter of Transmittal.†

99.2	Form of Notice of Guaranteed Delivery.†

99.3	Form of Letter to Clients.†

99.4	Form of Letter to Nominees.†

*	Filed herewith.

†	To be filed by amendment.

(a)	Incorporated by reference to Ryerson Inc.’s Form S-4 filed on July 3, 2008 (File No. 333-152102).

(b)	Incorporated by reference to Ryerson Inc.’s Form S-4/A-2 filed on February 24, 2009 (File No. 333-152102).

(b)	Financial Statement Schedules

See the following attached Financial Statement Schedules:

Schedule II—Valuation and qualifying accounts (page F-56)

(a)	Period from January 1, 2007 to October 19, 2007 (Predecessor) and

(b)	Period from October 20, 2007 to December 31, 2007 and years ended December 31, 2008 and 2009 (Successor).]

All other schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedules.

Item 22. Undertakings.

The undersigned registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, in the State of Illinois, on this day of September 14, 2010.

RYERSON HOLDING CORPORATION

By:	/S/ TERENCE R. ROGERS
Name:	Terence R. Rogers
Title:	Chief Financial Officer

POWER OF ATTORNEY

Each of the undersigned directors and officers of Ryerson Holding Corporation hereby constitutes and appoints Stephen E. Makarewicz and Terence R. Rogers, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and his name, place and stead, in any and all capacities, to execute any and all amendments (including post-effective amendments) to this registration statement, to sign any registration statement filed pursuant to Rule 462(b) of the Securities Act of 1933, and to cause the same to be filed with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and desirable to be done in and about the premises as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all acts and things that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated and on the dates indicated.

Signature	Title	Date

/S/ STEPHEN E. MAKAREWICZ Stephen E. Makarewicz	Chief Executive Officer and President (Principal Executive Officer)	September 14, 2010

/S/ TERENCE R. ROGERS Terence R. Rogers	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	September 14, 2010

/S/ EVA M. KALAWSKI Eva M. Kalawski	Director	September 14, 2010

/S/ MARY ANN SIGLER Mary Ann Sigler	Director	September 14, 2010

/S/ JACOB KOTZUBEI Jacob Kotzubei	Director	September 14, 2010

/S/ ROBERT L. ARCHAMBAULT Robert L. Archambault	Director	September 14, 2010